Filed Pursuant to Rule 424(b)(4)
Registration No. 333-136504

4,000,000 Shares

Virtual Radiologic Corporation

Common Stock

This is an initial public offering of shares of common stock of Virtual Radiologic Corporation. All of the shares of common stock are being sold by the Company.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is $17.00 per share. Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “VRAD.”

See “ Risk Factors” on page 11 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$17.00	$68,000,000
Underwriting discount	$1.19	$4,760,000
Proceeds, before expenses, to Virtual Radiologic Corporation	$15.81	$63,240,000

To the extent that the underwriters sell more than 4,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 600,000 shares from the selling stockholders named in this prospectus at the initial public offering price less the underwriting discount. We will not receive any proceeds from the sale of shares by the selling stockholders.

The underwriters expect to deliver the shares against payment in New York, New York on November 20, 2007.

Goldman, Sachs & Co.

Merrill Lynch & Co.

William Blair & Company

Prospectus dated November 14, 2007.

Our U.S. Based Affiliated Radiologists Providing Services (at September 30, 2007)

Virtual Radiologic Corporation is a provider of remote diagnostic interpretation, or teleradiology, services in the United States.

As of September 30, 2007, Virtual Radiologic Corporation had 106 radiologists (100 U.S.-based and 6 outside the U.S.) providing services to medical facilities in the United States, as indicated in the graphic to the left.

U.S. Based Hospitals and Other Medical Facilities We Serve (at September 30, 2007)

As of September 30, 2007, Virtual Radiologic Corporation's affiliated radiologists provided services to 457 customers serving 787 medical facilities (all U.S.-based), which includes 736 hospitals, representing 13% of hospitals in the United States, as indicated in the graphic to the left.

        Through and including December 9, 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY

The following prospectus summary does not contain all information that may be important to you and is qualified in its entirety by, and should be read in conjunction with, the more detailed information and our financial statements and the related notes appearing elsewhere in this prospectus. Virtual Radiologic Professionals of California, P.A., Virtual Radiologic Professionals of Illinois, S.C., Virtual Radiologic Professionals of Michigan, P.C., Virtual Radiologic Professionals of Minnesota, P.A., Virtual Radiologic Professionals of New York, P.A. and Virtual Radiologic Professionals of Texas, P.A. are collectively referred to as the “Professional Corporations.” Virtual Radiologic Professionals, LLC and the Professional Corporations are collectively referred to as the “Affiliated Medical Practices.” The terms “Company,” “we,” “us,” and “our” as used in this prospectus refer to Virtual Radiologic Corporation and our Affiliated Medical Practices.

Our Business

We believe we are one of the leading providers of remote diagnostic image interpretation, or teleradiology, services in the United States. According to Frost & Sullivan, we are the second largest provider of teleradiology services in the United States. We serve our customers—radiology practices, hospitals, clinics and diagnostic imaging centers—by providing diagnostic image interpretations, or reads, 24 hours a day, seven days a week, 365 days a year. Our unique distributed operating model provides our qualified team of American Board of Radiology-certified radiologists with the flexibility to choose the location from which they work, primarily within the United States, and allows us to serve customers located throughout the country. We provide these services through a robust, highly scalable communications network incorporating encrypted broadband internet connections and proprietary workflow management software. We have developed a strong customer base and have experienced significant revenue growth from $12.9 million in 2004 to $27.0 million in 2005 and $54.1 million in 2006. We have incurred net losses of $1.4 million, $1.5 million and $0.5 million for the same periods, respectively. In addition, our revenues grew from $37.9 million for the nine months ended September 30, 2006 to $63.3 million for the nine months ended September 30, 2007. We have incurred a net loss of $1.8 million and net income of $2.2 million for the same periods, respectively.

In recent years, the United States healthcare industry has experienced increasing demand for diagnostic imaging services. The increase in diagnostic imaging procedures is being driven by an aging population, advances in diagnostic imaging technologies and the growing availability of imaging equipment in hospitals and clinics, as well as by more frequent physician referrals for diagnostic imaging warranted by additional medical indications. According to Frost & Sullivan, digital diagnostic image procedure volume is expected to continue to grow 15% annually to over 500 million procedures by 2009. Additionally, advances in digital technology now allow for the transmission of images in a high quality, standardized, cost-effective and encrypted format, allowing radiologists to read remotely.

The number of radiologists in practice is expected to increase by less than 2% annually, according to the American Journal of Roentgenology, despite the expected growth in digital diagnostic image procedure volume. This relatively slow growth in radiologists, which is due, in part, to the retirement of existing radiologists and the limited number of positions in accredited radiology residency programs, is expected to exacerbate the radiologist shortage that currently exists. The shortage of radiologists and the growing imaging procedure volume are further compounded by the fact that contracted radiology practices are required to provide their hospital customers with services 24 hours a day, seven days a week in order to accommodate the growing number of off-hour procedures. Consequently, radiology practices and hospitals have begun to seek supplemental services to assist their own radiology staffs with both day and night coverage.

We address this industry need by providing radiology practices, hospitals, clinics and diagnostic imaging centers an attractive way to improve service levels, streamline underlying practice economics and enhance physician efficiency, without sacrificing the quality of work. We assist our customers by providing them with access to subspecialty-trained radiologists to perform reads, day or night, thereby improving the quality of patient care. Our services include both preliminary reads, which are performed for emergent care purposes, and final reads, which are performed for both emergent and non-emergent care purposes. Our ability to provide coverage 24 hours a day supports our customers when their workloads increase during the day and relieves the burden of performing reads overnight, and during holidays, weekends and other difficult-to-staff times. We believe this allows our customers to provide seamless patient care and to better attract and retain radiologists in their practices.

Our unique distributed operating model and proprietary workflow management software provide our affiliated radiologists with a flexible choice of work location, predictable schedule and competitive compensation. Our affiliated radiologists, substantially all of whom are located in the United States, are certified by the American Board of Radiology, licensed by the states in which they practice and credentialed by the hospitals for which they perform reads. We have a large number of United States-based affiliated radiologists dedicated to the practice of teleradiology. Our affiliated radiologists collectively hold licenses in all 50 states, the District of Columbia and Puerto Rico. As of September 30, 2007, we had 106 radiologists providing services for us and had contracted with an additional 15 radiologists who had not yet begun servicing our customers.

Our primary customers are local radiology practices that have already contracted with hospitals and clinics and require diagnostic image interpretation services for a range of imaging modalities, including computed tomography, or CT, magnetic resonance imaging, or MRI, and ultrasound. We are compensated by our customers and do not directly depend on reimbursement from patients or third party payers. As of September 30, 2007, our affiliated radiologists provided services to 457 customers serving 787 medical facilities, which includes 736 hospitals, representing approximately 13% of hospitals in the United States. This represented an increase of 32% of medical facilities served and an increase of 35% in customers under contract since September 30, 2006. Since our inception, over 98% of our customer contracts up for renewal have been renewed.

Our Solution

We believe we are one of the leading providers of teleradiology services to radiology practices, hospitals, clinics and diagnostic imaging centers throughout the United States. According to Frost & Sullivan, we are the second largest provider of teleradiology services in the United States. Our services and technology enable our customers to provide a high quality of medical care to their patients. We serve our customers by providing reads 24 hours a day, seven days a week, 365 days a year. Utilizing our proprietary workflow management software and secure broadband internet connections, we connect our customers and our affiliated radiologists through an easy-to-use, robust and scalable communications network. We believe that the following are our key competitive advantages:

Leading Presence in Attractive Market

Our established presence, comprehensive service offering and technology allow us to create a critical solution for medical care providers faced with shortages in radiology resources. We focus on quality patient care and industry-leading service levels. We believe our brand name, reputation and ability to deliver quality results drive customer relationships and retention, in turn attracting the best radiology talent and performance. Since our inception, we have played an integral role in the development of the teleradiology services market and we maintain a growing customer base with recurring revenue.

Improved Quality of Patient Care

We provide our customers with an attractive and economical way to improve service levels, increase the effectiveness of their work environment and enhance the quality of patient care. We enable our customers to provide patient care with 24 hour access to critical radiology services needed to effectively diagnose and treat patients. Since a majority of fellowship-trained specialists have traditionally located in metropolitan areas, patient access to required expertise is often limited in rural areas. Patient access to subspecialists is also limited in urban areas during off-hour, or emergency care, coverage periods when such subspecialists may not be locally available. We believe our services appropriately address this need, thereby improving the quality of patient care.

Our ability to rapidly assign reads to appropriately credentialed and trained specialists permits us to deliver high quality and specialized radiology services, including subspecialty services, to our customers. Our affiliated radiologists include subspecialty fellowship-trained radiologists in areas such as neuroradiology, abdominal imaging, musculoskeletal radiology, pediatric radiology, thoracic imaging and ultrasound, enabling us to match the appropriately skilled radiologist with the patient images we receive. We believe that the broad access and quality of the radiology services we provide to our customers have allowed us to achieve a high customer retention rate to date.

Sizable Group of U.S.-Based Radiologists Dedicated to Teleradiology

We have a large group of United States-based radiologists dedicated to the practice of teleradiology. While our technology platform allows radiologists to be located in any part of the world with high-speed internet access, we believe the United States presence of our affiliated radiologists affords us advantages in recruiting and retaining American Board of Radiology-certified physicians. Without requiring these physicians to relocate either domestically or internationally, we provide our affiliated radiologists with a flexible choice of location, predictable schedule and competitive compensation. In addition, the location of our affiliated radiologists allows us to respond to opportunities in the market for final reads, which must be performed by United States domiciled radiologists to comply with Medicare reimbursement rules. Finally, our group of affiliated radiologists enables us to serve customers who prefer utilizing radiologists practicing within the United States to perform their reads. To date, we have experienced radiologist retention rates (excluding those radiologists we have elected to terminate for non-compliance with the terms of their contracts) of 97%, 98% and 97% for the years ended December 31, 2005 and 2006 and for the nine months ended September 30, 2007, respectively. As of September 30, 2007, we had 106 radiologists providing services for us, and had contracted with an additional 15 radiologists who had not yet begun servicing our customers.

Unique Distributed Operating Model

Our operating model provides radiologists with digital access to images and allows instant delivery of their reports and direct communication with attending physicians, when required. We employ our proprietary Radiology Information System, or RIS, workflow management software, and operations center to maximize the efficiency of our affiliated radiologists while maintaining a high standard of quality, service and response time. Our systems efficiently:

•	prioritize and monitor the distribution of orders and images to radiologists;

•	facilitate the review and interpretation of images and the preparation of written study reports;

•	provide for rapid exchange of information between the radiologist and attending physician, if necessary;

•	permit rapid consultations among our affiliated radiologists in a computer work environment known as our “virtual reading room”; and

•	provide our customers with immediate electronic access to a radiologist’s written report and an immediate follow-on report in hard copy.

Our proprietary workflow software manages our radiology caseload by matching the patient’s need with a properly licensed and credentialed radiologist with expertise to most adequately provide patient care. Our software optimizes the assignment of cases across our affiliated radiologists to minimize read turnaround times. Finally, our centralized administrative and operations support functions allow our affiliated radiologists to focus solely on providing reads without the distraction of administrative duties.

Scalable Technology Platform

Our substantial investment in designing, developing and installing our distributed network, proprietary workflow management software and radiologist reading tools has allowed us to complement rapid customer growth with new radiologist hires to meet growing customer demand. In addition to developing our proprietary RIS system, we have integrated additional technological solutions—such as a 3-D capable viewer and a voice recognition system—and ergonomically advanced reading stations, to maximize radiologist efficiency. We have also developed automation tools for all workflow processes for radiologist recruitment and deployment, licensing and credentialing, scheduling, finance and management reporting. Our wide area network efficiently connects our customers’ facilities to our distributed group of affiliated radiologists. In November 2006, we contracted to begin licensing the use of our technology infrastructure and began providing support services to our radiology group customers. For the nine months ended September 30, 2007, our revenue from providing support services was $205,000. Our robust and highly reliable technological infrastructure is designed to manage volume levels several times our current size with modest additional capital investment.

Experienced Management Team

Our management team includes founding members who have designed our business model, infrastructure and platform necessary to deliver significant growth and execute our business plan. Dr. Sean Casey, a co-founder of our Company, has served as the Chief Executive Officer and a director of our Company and VRP’s predecessor since May 2001. Dr. Casey was formerly a clinical associate professor at the University of Minnesota and has published numerous professional journal articles on radiology. An American Board of Radiology-certified radiologist and neuroradiologist, Dr. Casey is a pioneer in the clinical use of cerebral CT angiography and venography. In addition to Dr. Casey’s extensive medical expertise, he is primarily responsible for the development of our service offerings and business model. Dr. Eduard Michel, a co-founder of our Company, has served as a director of our Company and VRP’s predecessor since May 2001. He has served as our Company’s Medical Director since July 2006, managing the engagement and performance of radiologists and overseeing the quality of radiology services. An American Board of Radiology-certified radiologist and neuroradiologist, Dr. Michel has published several professional articles on radiology and was formerly a clinical associate professor at the University of Minnesota. Dr. Michel also has significant experience in the private practice of radiology. We recently appointed Robert Kill as our President and Chief Operating Officer and Richard W. Jennings as our Chief Technology Officer. Mr. Kill has over 20 years of sales, marketing, operations and general management experience primarily in the healthcare services and technology sectors. Most recently, Mr. Kill was President of a leading software and services provider to the ambulatory market. Mr. Jennings has more than 25 years of information technology-related experience and has extensive management experience in technology focused companies.

Our Strategy

Our goal is to broaden our position as a leading teleradiology services provider by continuing to offer comprehensive services to our customers, 24 hours a day, seven days a week, 365 days a year.

We intend to build upon our industry-leading service levels, innovative and scalable technology and highly regarded team of affiliated radiologists to expand our footprint. Our focus will remain on improving patient care while providing a compelling value proposition to both our customers and our affiliated radiologists. In order to achieve our objectives, we plan to:

•	increase our sales and marketing efforts to further expand our customer base;

•	advance our recruitment and deployment of U.S.-based qualified radiologists to meet increased demand for both preliminary and final reads;

•	expand services and increase utilization by our existing customer base, including final reads;

•	develop additional applications that permit expanded use of our technology platform by customers and hospitals; and

•	pursue acquisitions opportunistically.

Business Risks

Through the operation of our business and in connection with this offering, we are subject to certain risks related to our industry, our business and this transaction. The risks set forth under the section entitled “Risk Factors” beginning on page 11 of this prospectus reflect risks and uncertainties that could significantly and adversely affect our business, prospects, financial condition, operating results and growth strategy. In summary, significant risks related to our business include:

•	our ability to effectively manage our growth and development;

•	competition in the teleradiology market;

•	our ability to recruit and retain qualified radiologists; and

•	regulatory requirements, including the regulation of the corporate practice of medicine, that could impair our operations and profitability.

In connection with your investment decision, you should review the section of this prospectus entitled “Risk Factors.”

Corporate History and Information

Virtual Radiologic Corporation, or VRC, was formed through a merger between Virtual Radiologic Consultants, Inc., a Minnesota corporation, and Virtual Radiologic Consultants, Inc., a Delaware corporation, that was consummated on May 2, 2005. On January 1, 2006, Virtual Radiologic Consultants, Inc., a Delaware corporation and the surviving entity in the merger, changed its name to Virtual Radiologic Corporation.

Virtual Radiologic Professionals, LLC, or VRP, a Delaware limited liability company, is the successor by merger to Virtual Radiologic Professionals, PLC, a Minnesota professional limited liability company, which was the successor to Virtual Radiologic Consultants, LLC, a Delaware limited liability company organized in 2001 to engage in the provision of teleradiology. VRP is the physician-owned practice that contracts with our affiliated radiologists for the provision of their services to fulfill customer contracts held by VRC or our other Affiliated Medical Practices. See “Our Corporate Structure and Affiliated Radiologists.”

Our executive offices are located at 5995 Opus Parkway, Suite 200, Minnetonka, Minnesota 55343 and our telephone number is (952) 392-1100. Our website address is http://www.virtualrad.com. Our website and the information contained on, or that can be accessed through, our website are not part of this prospectus.

The Offering

Common stock offered	4,000,000 shares

Over-allotment option

Sean Casey, Eduard Michel and Mark Marlow have each granted the underwriters an option for a period of 30 days to purchase up to 402,500, 172,500 and 25,000 additional shares of our common stock, respectively, or a total of 600,000 additional shares of our common stock, on the same terms and conditions set forth on the cover of this prospectus to cover over-allotments, if any.

Common stock to be outstanding after this offering	16,399,442 shares

Use of proceeds

We anticipate that we will use the net proceeds we receive from this offering for general corporate purposes, including the repayment of the outstanding debt under the term loan under our Senior Credit Facility, further development and expansion of our service offerings, the recruitment of additional radiologists, increased sales and marketing initiatives, and possible acquisitions of complementary businesses, technologies or other assets. We also plan to make improvements to our infrastructure, including continued development of our technology platform and increasing our corporate office space. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Senior Credit Facility.”

Listing	Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “VRAD.”

The number of shares of our common stock to be outstanding after this offering excludes:

•	1,837,058 shares of common stock issuable upon exercise of options outstanding as of October 31, 2007, at a weighted average exercise price of $6.40 per share;

•

515,150 options to purchase shares of our common stock awarded to certain officers, directors, employees and independent contractor physicians, which are to be granted on the effective date of our registration statement on Form S-1, with an exercise price equal to the initial public offering price of one share of our common stock; and

•	613,020 shares of common stock reserved for future grants under our Amended and Restated Equity Incentive Plan, which will be in effect upon completion of this offering.

Except as otherwise noted, all information in this prospectus:

•	gives effect to the conversion of the 3,626,667 outstanding shares of our preferred stock into 3,626,667 shares of our common stock; and

•	gives effect to our amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect upon the completion of this offering.

Summary Consolidated Financial Data and Operating Data

The following tables summarize historical financial data prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, and certain operating data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related footnotes included elsewhere in this prospectus. The consolidated balance sheets and statements of operations data for the nine months ended September 30, 2006 and September 30, 2007, as set forth below, are derived from our unaudited consolidated financial statements. We have prepared the unaudited interim consolidated financial statements and related unaudited financial information in accordance with GAAP and the rules and regulations of the Securities and Exchange Commission, or SEC, for interim financial statements. These interim financial statements reflect all adjustments consisting of normal recurring accruals, which, in the opinion of management, are necessary to present fairly our consolidated financial position and results of operations for the interim periods. The statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 2004 is derived from audited financial statements not included in this prospectus. The financial data presented below as of and for the years ended December 31, 2004 and December 31, 2005 reflects the consolidated operations of Virtual Radiologic Consultants, Inc., our predecessor corporation, and Virtual Radiologic Professionals, LLC. The financial data presented below as of and for the year ended December 31, 2006, and as of and for the nine months ended September 30, 2006 and 2007 reflects the consolidated operations of Virtual Radiologic Corporation and the Affiliated Medical Practices. The historical results presented below are not necessarily indicative of financial results to be expected in future periods.

	Year Ended December 31,			Nine Months Ended
	2004	2005	2006	September 30, 2006	September 30, 2007
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$12,899	$26,991	$54,099	$37,934	$63,298
Operating costs and expenses(1)	14,142	29,816	53,594	37,961	56,272

Operating (loss) income	(1,243)	(2,825)	505	(27)	7,026
Other (expense) income
Interest expense	(95)	(131)	(37)	(28)	(442)
Interest income	—	187	254	200	252

Other (expense) income	(95)	56	217	172	(190)

(Loss) income before non-controlling interest and income tax	(1,338)	(2,769)	722	145	6,836
Non-controlling interest expense (income)	62	(1,362)	25	285	2,091
Income tax expense	—	58	1,226	1,680	2,579

Net (loss) income	(1,400)	(1,465)	(529)	(1,820)	2,166
Cash dividends paid:
Preferred	—	—	—	—	(13,597)
Series A Cumulative Redeemable Convertible Preferred Stock accretion	—	(28,181)	(11,437)	(18,281)	(25,068)

Net loss available to common stockholders	$(1,400)	$(29,646)	$(11,966)	$(20,101)	$(36,499)

Loss per common share
Basic and Diluted	$(0.25)	$(4.74)	$(1.80)	$(3.04)	$(4.91)
Weighted average common shares outstanding:
Basic and Diluted(2)(3)	5,659	6,254	6,640	6,617	7,436

Selected Operating Data:

	Year Ended December 31,			Nine Months Ended September 30,
	2004(4)	2005	2006	2006	2007
Same site volume growth(5)	—	24%	20%	20%	17%

	As of December 31,			As of September 30,
	2004	2005	2006	2006	2007
Affiliated radiologists providing services	34	53	72	67	106
Customers	123	238	374	338	457
Hospitals and other medical facilities served	216	446	663	596	787

	As of December 31,			As of September 30,
	2004	2005	2006	2007
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$484	$3,088	$5,958	$11,476
Short-term investment	—	5,092	—	—
Restricted cash	—	300	700	700
Working capital(6)	(927)	10,319	11,658	19,024
Total current assets	2,955	13,948	19,670	31,866
Long-term debt (including current portion)	—	—	—	41,000
Total long-term capital lease obligations (less current portion)	104	20	—	—
Total liabilities	4,078	3,849	8,532	51,068
Non-controlling interest	1,362	—	25	2,116
Series A Cumulative Redeemable Convertible Preferred Stock	—	40,090	51,527	76,596
Total stockholders’ (deficiency) equity	(1,089)	(26,385)	(34,435)	(88,891)

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$203	$(1,794)	$3,977	$4,131	$5,194
Investing activities	(360)	(7,754)	1,208	2,785	(3,574)
Financing activities	566	12,151	(2,315)	(2,131)	3,897

(1)	Includes the non-cash stock-based compensation and depreciation and amortization charges set forth in the following table:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
Professional services
Non-cash stock-based compensation	$154	$1,995	$3,416	$3,250	$2,928
Sales, general and administrative Non-cash stock-based compensation	—	—	115	49	408
Depreciation and amortization	230	586	1,351	942	1,701

Total	$384	$2,581	$4,882	$4,241	$5,037

(2)	The calculation of weighted average common shares outstanding for the year ended December 31, 2004 assumes the five-for-one common stock split, which was effected in 2004, was effected on January 1, 2004.

(3)	The calculation of weighted average common shares outstanding for the years ended December 31, 2005 and 2006, and the nine months ended September 30, 2006 and 2007 excludes the assumed conversion of the shares of Series A Cumulative Redeemable Convertible Preferred Stock into shares of common stock, because they are anti-dilutive. The calculation of weighted average common shares for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 also excludes any other potential common stock equivalents that were outstanding during the relevant periods, calculated using the treasury stock method, because they are anti-dilutive.

(4)	Our systems did not track same site volume in the year ended December 31, 2003 and therefore, we cannot calculate the same site volume for the year ended December 31, 2004.

(5)	Same site volume growth is calculated as the percentage increase in the number of reads over the comparable prior year period generated by a facility that has been under contract for at least three months at the beginning of the measurement period and remains a customer throughout that period.

(6)	Working capital is defined as current assets minus current liabilities.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information in this prospectus, prior to making a decision to purchase shares of our common stock. This prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed herein. If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected.

Risks Related to Our Business

We have incurred operating losses and net losses in the past and may incur additional losses in the future. If we fail to increase our revenues to offset our expenses, we may not become profitable.

We have incurred operating losses in the past and we may incur additional operating losses in the future. We incurred operating losses of approximately $1.2 million in 2004 and $2.8 million in 2005, while generating operating income of $0.5 million in 2006. We have also incurred net losses of approximately $1.4 million in 2004, $1.5 million in 2005 and $0.5 million in 2006. As of September 30, 2007, we had an accumulated deficit of approximately $41.1 million. In addition, we expect our operating expenses to increase in the future as we expand our sales and marketing activities, increase our technology development efforts, hire additional personnel and comply with the requirements related to being a public company. If we cannot increase our revenues enough to offset these expected increased expenses, or the increase in expenses exceeds our expectations, we may never become profitable.

The industry in which we operate is highly competitive, and we expect competition to increase in the future, which will make it more difficult for us to sell our services and may result in pricing pressure, reduced revenue and reduced market share.

The market for teleradiology is new, rapidly evolving and intensely competitive. We expect competition may intensify in the future, since barriers to entry for any licensed radiologist are not significant and the necessary technology is reasonably accessible. We compete directly with both large and small-scale service providers who offer local, regional and national operations. We believe that our principal competitor is NightHawk Radiology Holdings, Inc., or NightHawk, which completed its initial public offering in 2006 and, as a result, raised a significant amount of capital and currently has greater financial resources than we have. Certain of our competitors, including NightHawk, may be better known in the marketplace. Some of our competitors may offer their services at a lower price, which may result in pricing pressure. If we are unable to maintain our current pricing, our operating results could be negatively impacted. Moreover, pricing pressures and increased competition could result in reduced revenue and reduced profits.

In addition, if one or more of our competitors were to merge or partner with another of our competitors or if companies larger than we are enter the market through internal expansion or acquisition of one of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. These competitors could have established customer relationships and greater financial, technical, sales, marketing and other resources than we have, and could be able to respond more quickly to new or emerging technologies or devote greater resources to the development, promotion and sale of their services. This competition could harm our ability to sell our services, which could lead to lower prices, reduced revenue and, ultimately, reduced market share. NightHawk acquired our other principal competitor, The Radlinx Group, in 2007.

We have a limited operating history, and the industry in which we operate continues to develop.

We have a limited operating history in an emerging industry. As a result, our current business and future prospects are difficult to evaluate. You should consider us a company that is in the development stage, and subject to all of the ordinary risks associated with a new company in a rapidly evolving market. These risks include our need to:

•	attract additional customers;

•	continue to provide high levels of service quality to customers as we expand our business;

•	quickly engage and integrate new radiologists and other key personnel;

•	manage rapid growth in personnel and operations;

•	respond to changing technologies and customer preferences;

•	effectively manage our medical liability risk; and

•	develop new services that complement our existing business.

We may not be able to successfully address these risks. Failure to adequately do so would harm our business and cause our operating results to be negatively impacted. Furthermore, our limited operating history has resulted in revenue growth rates that we may not be able to sustain, and therefore may not be indicative of our future results of operations. As a result, the price of our common stock could decline.

Our inability to effectively manage our growth could adversely affect our business and our operating results.

We are currently experiencing a period of rapid growth in our headcount and operations, which has placed, and will continue to place, a significant strain on our management, administrative, operational and financial infrastructure. We also anticipate that further growth will be required to address increases in the scope of our operations and size of our customer base. Our success will depend in part upon the ability of our current senior management team, including our new President and Chief Operating Officer and our new Chief Technology Officer, to effectively manage this growth, as well as to effectively manage the transition to being a publicly traded company. Our management will be required to devote considerable time to this process, which will reduce the time our management will have to implement our business and expansion plans.

To effectively manage our business and planned growth, we must continue to improve our operational, financial and management processes and controls and our reporting systems and procedures. Furthermore, the additional headcount we are adding will increase our costs, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. If we are unable to effectively manage our growth, our expenses may increase more than expected, our revenues could decline or grow more slowly than expected and we may be unable to implement our business strategy.

We are currently subject to, and we may in the future become subject to additional, intellectual property rights claims, which could harm our business and operating results.

The information technology industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. On July 31, 2007, Merge eMed, Inc., or Merge, filed a complaint against VRC in the United States District Court for the Northern District of Georgia, Atlanta Division, alleging that VRC has willfully infringed on certain of Merge’s patents relating to teleradiology. Merge is seeking treble damages as well as its costs and legal fees in pursuing the action. Merge has asked the court for an injunction, ordering us to cease the alleged infringement of their patents, and also that the case be tried before a jury. While we are continuing to evaluate Merge’s allegations, we intend to defend against its claim. We may incur substantial costs defending against this claim. On September 14, 2007, we filed a Request for Reexamination with the United States Patent and Trademark Office, or US PTO, for the patents that Merge has asserted against us, which asks the US PTO to reexamine the validity of those Merge patents. There is no assurance that the US PTO will grant our request. In addition, on September 17, 2007, we filed a motion with the United States District Court for the Northern District of Georgia, Atlanta Division, asking the court to stay the proceeding that Merge had commenced in that court pending the outcome of our request for reexamination. There is no assurance the court will grant our motion. On October 2, 2007, Merge filed a response to our motion stating that it does not oppose our request to stay the proceeding pending the decision on our request for reexamination. We are unable to predict the outcome of this proceeding and we may become subject to a damage award, which could cause us to incur additional losses and adversely impact our financial position, results of operations and/or our cash flows. In addition, we may be required to seek to re-engineer our technology, to obtain licenses from Merge to continue using our technology without substantial re-engineering, or to seek to remove the accused functionality or feature as a result of the Merge claim. We could also be forced to take similar measures in the event that another party asserts that our technology violates that party’s proprietary rights or if a court holds that our technology violates such rights.

In addition, we license software and systems from third parties under agreements that typically provide that the licensor will indemnify us against infringement claims by third parties. Notwithstanding such indemnification, if we become involved in intellectual property litigation it will be expensive and time consuming and could divert management’s attention away from running our business.

Monitoring potential infringement of our intellectual property rights and defending or asserting our intellectual property rights may entail significant expense. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

If we are unable to recruit and retain a sufficient number of qualified radiologists, our future growth would be limited and our business and operating results would be negatively impacted.

Our success is highly dependent upon our continuing ability to recruit and retain qualified radiologists through VRP or similar affiliated practices to perform radiological services for us despite the current shortage of radiologists in the medical profession. We face competition for radiologists from other healthcare providers, including radiology practices, research and academic institutions, government entities and other organizations. The competitive demand for radiologists may require us in the future to offer higher compensation in order to secure the services of radiologists. As a result, our compensation expense for our affiliated radiologists may increase and if we were not able to offset any such increase by increasing our prices, this could have a material adverse effect on our results of operations. An inability to recruit and retain radiologists would have a material adverse effect on our ability to grow and would adversely affect our results of operations.

If we are unable to obtain proper physician licenses or hospital credentials on behalf of our affiliated radiologists, or if our affiliated radiologists lose those licenses or credentials, our business, financial condition and results of operations may be negatively impacted.

Pursuant to hospital policies, each of our affiliated radiologists must be granted credentials to practice at each hospital from which the radiologist receives radiological images and, pursuant to state regulations, each of our affiliated radiologists must hold a license in good standing to practice medicine in the state in which the hospital is located and in the state in which the doctor is located. The requirements for obtaining and maintaining hospital credentials and state medical licenses vary significantly among hospitals and states. If a hospital or state restricts or impedes the ability of physicians located outside that particular state to obtain credentials or a license to practice medicine at that hospital or in that state, the market for our services could be reduced. For the nine months ended September 30, 2007, approximately 45.0% of our revenues from reads were generated from customers located in Texas (11.7%), New York (8.5%), Massachusetts (8.1%), Missouri (6.4%), California (5.2%) and Illinois (5.1%). Thus, any change in the requirements for obtaining and maintaining physician licenses and hospital credentials in those states in particular could have an adverse effect on our results of operations. While we maintain a staff of specially trained employees to process the necessary applications to obtain these licenses and credentials, any delay in obtaining new licenses or credentials could create a shortage of affiliated radiologists available to perform reads for a particular customer. In addition, any loss of existing credentials or medical licenses held by our affiliated radiologists could impair our ability to serve our existing customers and could have a material adverse effect on our business, financial condition and results of operations.

If our affiliated radiologists are characterized as employees, we would be subject to employment and withholding liabilities.

Through our Affiliated Medical Practices, we structure our relationships with our affiliated radiologists in a manner that we believe results in independent contractor relationships, not employee relationships. An independent contractor is generally distinguished from an employee by his or her degree of autonomy and independence in providing services. A high degree of autonomy and independence is generally indicative of a contractor relationship, while a high degree of control is generally indicative of an employment relationship. If tax or regulatory authorities or state or federal courts were to determine that our affiliated radiologists are employees, and not independent contractors, we would be required to withhold income taxes, to withhold and pay social security, Medicare and similar taxes and to pay unemployment and other related payroll taxes. We would also be liable for unpaid past taxes and subject to penalties. As a result, any determination that our affiliated radiologists are our employees would materially harm our business and operating results.

We may be unable to enforce non-compete agreements with our affiliated radiologists.

The independent contractor agreements with our affiliated radiologists typically provide that the radiologists may not engage in the teleradiology business, subject to certain exceptions, for a period of time, typically one year, after the agreements terminate. These covenants not to compete are enforceable to varying degrees from jurisdiction to jurisdiction. In most jurisdictions, a covenant not to compete will be enforced only to the extent that it is necessary to protect the legitimate business interest of the party seeking enforcement, that it does not unreasonably restrain the party against whom enforcement is sought and that it is not contrary to the public interest. This determination is made based upon all of the facts and circumstances of the specific case at the time enforcement is sought. It is unclear whether our interests will be viewed by courts as the type of protected business interest that would permit us to enforce non-competition covenants against our affiliated radiologists. Because our success depends in substantial part on our ability to preserve the services of our affiliated radiologists, a determination that these provisions are not enforceable could have a material adverse effect on us.

We are dependent upon certain key employees and the loss of their services may prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of Sean Casey, M.D., our Chief Executive Officer, Chairman of the Board of Directors and founder. The loss of Dr. Casey could have a material adverse effect on our business, financial condition and results of operations. We are also dependent, to a lesser extent, on the services of our other executives and employees, the loss of whose services may also have such effects. In addition, the search for replacements could be time consuming and could distract our management team from the day-to-day operations of our business.

If we are unable to implement and maintain an effective system of internal controls, our ability to report our financial results in a timely and accurate manner, and to comply with Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, may be adversely affected.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls over financial reporting, including disclosure controls and procedures. In particular, we must perform system and process evaluation and testing on our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act commencing with the year ending December 31, 2008.

In connection with their audit of our consolidated financial statements for the year ended December 31, 2005 and reviews of our financial statements for certain interim quarterly periods in 2006, our independent registered public accounting firm determined material weaknesses existed in our internal controls over financial reporting because we lacked a sufficient complement of accounting personnel with an appropriate level of knowledge to account for certain complex, non-routine transactions, including non-employee stock-based compensation, variable interests and preferred stock financing transactions. These material weaknesses resulted in the previously disclosed restatement of our 2004 and 2005 consolidated annual financial statements, and the restatement of our financial statements for certain interim periods in 2006. Our management has taken steps to address these material weaknesses and improve our internal controls over financial reporting, including the hiring and training of additional experienced financial personnel and the implementation of additional internal control policies and procedures; accordingly, as of June 30, 2007, we were able to remediate the previously identified material weaknesses.

We may in the future discover areas of our internal controls that need improvement. We cannot be certain that any remedial measures we take will ensure that we are able to implement and maintain adequate internal controls over our financial reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our financial reporting obligations. If we are unable to conclude that we have effective internal controls over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified opinion regarding the effectiveness of our internal controls over financial reporting for the year ending December 31, 2008 and in future periods as required by Section 404, investors could lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our common stock. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the Securities and Exchange Commission or other regulatory authorities.

Interruptions or delays in our or our customers’ information systems or in network or related services provided by third party suppliers could impair the delivery of our services and harm our business.

Our operations depend on the uninterrupted performance of our information systems, which are dependent in part on systems provided by third parties over which we have little control. Failure to maintain reliable information systems, or the occurrence of disruptions in our information systems, could cause delays in our business operations that could have a material adverse effect on our business, financial condition and results of operations. We have infrequently experienced downtime due to disruptions in services provided by a third party or associated with implementation of improvements to our system. Although our systems have been designed around industry-standard architecture to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to risks such as internet service denial attacks, security breaches, natural catastrophes affecting the geographic availability of internet access, unreliable internet performance due to increased traffic over the internet, or changes in internet protocols that render the technologies we rely on inefficient. Despite any precautions that we may take, the occurrence of such risks or other unanticipated problems could result in lengthy interruptions in our services. Frequent or persistent interruptions in our services could cause permanent harm to our reputation and brand and could cause customers to believe that our systems are unreliable, leading them to switch to our competitors. In addition, if any of our customers experience any problems with respect to their own internal information technology infrastructure, this could lead to a decrease in the number of reads they ask us to perform on their behalf. Because our customers use our services for critical healthcare needs, any system failures could result in damage to our customers’ businesses and reputations. These customers could seek significant compensation from us for their losses. Any claim for compensation, even if unsuccessful, would likely be time consuming and costly for us to resolve.

If our security measures are breached and unauthorized access is obtained to patient or customer data, we may face liabilities and our system may be perceived as not being secure, causing customers to curtail or stop using our services, which could lead to a decline in revenues.

We are required to implement administrative, physical and technological safeguards to ensure the security of the patient data that we create, process or store. These safeguards may fail to ensure the security of patient or customer data, thereby subjecting us to liability, including civil monetary penalties and possible criminal penalties. If our security measures are breached, whether as a result of third party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to patient or customer data, our reputation will be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access to systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures.

Any failure to protect our intellectual property rights in our workflow technology could impair its value and our competitive advantage.

We rely heavily on our proprietary workflow software to transmit radiological images to the appropriately licensed and credentialed radiologist who is best able to provide the necessary clinical insight in the least amount of turnaround time. If we fail to adequately protect our intellectual property rights, our competition may gain access to our technology and our business may be harmed. We currently do not hold any patents with respect to our technology. We have filed seven provisional patent applications, one utility patent application and one international patent application covering certain aspects of our business processes and proprietary workflow software and we may file additional applications in the future. However, we may be unable to obtain patent protection for this technology. Many of our intellectual property rights, including licenses for certain software and systems, are not exclusive or proprietary and may be imitated or purchased by competitors.

Our ability to update our workflow technology may be limited because we are dependent upon a third party to make corresponding enhancements to its software.

We license certain image management software from Fujifilm Medical Systems U.S.A., or Fujifilm, a minority stockholder of VRC. We do not own the source code for the software that we license from Fujifilm. Therefore, when we make certain updates or enhancements to our workflow system, we are dependent upon Fujifilm to provide similar enhancements to the licensed software in order to accommodate the enhancements to our system. Fujifilm owns all rights in its software and all enhancements and modifications to its software. In the event that Fujifilm fails, or is unable, to make any such enhancements to the licensed software, our ability to effectively update and enhance our workflow system could be limited.

If our arrangements with our affiliated radiologists or our customers are found to violate state laws prohibiting the practice of medicine by general business corporations or fee splitting, our business, financial condition and ability to operate in those states could be adversely affected.

The laws of many states, including states in which our affiliated radiologists perform medical services, prohibit us from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. We enter into agreements with our affiliated radiologists pursuant to which they render professional medical services. In addition, we enter into agreements with our customers to deliver professional radiology interpretation services in exchange for a service fee. We structure our relationships with our affiliated radiologists and our customers in a manner that we believe is in compliance with prohibitions against the corporate practice of medicine and fee splitting. While we have not received notification from any state regulatory or similar authorities asserting that we are engaged in the corporate practice of medicine or that the payment of service fees to us by our customers constitutes fee splitting, if such a claim were successful we could be subject to substantial civil and criminal penalties and could be required to restructure or terminate the applicable contractual arrangements and our contractual arrangements may be unenforceable in that particular state. A determination that our arrangements with our affiliated radiologists and our customers violate state statutes, or our inability to successfully restructure these arrangements to comply with these statutes, could eliminate customers located in certain states from the market for our services, which would have a material adverse effect on our business, financial condition and operations.

As a result of our corporate structure, we are entirely dependent upon our Affiliated Medical Practices, which we do not own.

Our services are provided to our customers by VRC and our Affiliated Medical Practices. See “Our Structure and Affiliated Radiologists.”

We provide our services through contracts between our customers and VRC, and through contracts between our customers and one of our Affiliated Medical Practices. However, we do not own our Affiliated Medical Practices. VRP is owned by Dr. Sean Casey, Dr. Eduard Michel, Dr. Gary Weiss and Dr. David Hunter. In addition, each of the Professional Corporations is wholly-owned by Dr. Casey. While the ownership of our Affiliated Medical Practices is subject to certain restrictions contained in management agreements between VRC and each of them, any change in our relationship, whether resulting from a dispute between the entities, a change in government regulation, or the loss of these Affiliated Medical Practices, could impair our ability to provide services and could have a material adverse affect on our business, financial condition and operations.

Because many states prohibit the practice of medicine by a general business corporation, we have structured our operations and our relationship with our Affiliated Medical Practices such that approximately 47% of our revenue is generated from our Professional Corporations that perform services in such states. Accordingly, our revenue may be adversely affected by a change in our relationship with the Professional Corporations. Additionally, all of the medical services provided on behalf of us and the Professional Corporations are performed by independent contractor physicians under contract to VRP, and all compensation paid to such radiologists in consideration of those services is paid by VRP. Any disruption of the arrangement between us and VRP or our other Affiliated Medical Practices, whether resulting from a dispute between the entities, a change in government regulation, or otherwise, could have a material adverse effect on our business, financial condition and operations.

We have concluded that VRC is required to consolidate the Affiliated Medical Practices for financial reporting purposes. Through consolidation, we recognize all net losses of each Affiliated

Medical Practice in excess of the equity of that Affiliated Medical Practice. We recognize net earnings of each Affiliated Medical Practice only to the extent we are recovering losses previously recognized with respect to that Affiliated Medical Practice. Earnings of each Affiliated Medical Practice in excess of losses previously recognized by us with respect to that Affiliated Medical Practice are excluded from our earnings and are attributed to the respective equity owners of that Affiliated Medical Practice by recording such earnings as non-controlling interest on our consolidated financial statements. As a result of this ownership structure among VRC and its Affiliated Medical Practices, certain future profits or losses may not inure to the stockholders of VRC.

Enforcement of federal and state anti-kickback laws could affect our business, operations or financial condition.

Various federal and state laws govern financial arrangements among healthcare providers. The federal anti-kickback law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or with the purpose to induce, the referral of Medicare, Medicaid or other federal healthcare program patients, or in return for, or with the purpose to induce, the purchase, lease or order of items or services that are covered by Medicare, Medicaid or other federal healthcare programs. Similarly, many state laws prohibit the solicitation, payment or receipt of remuneration in return for, or to induce, the referral of patients in private as well as government programs. There is a risk that an investment in our shares by our affiliated radiologists, including the distribution of any profits to our affiliated radiologists, the use of our equipment by physicians who own our securities, any assistance from healthcare providers in acquiring, maintaining or operating digital diagnostic imaging equipment, the marketing of our affiliated radiologists’ services or our compensation arrangements with our affiliated radiologists may be considered a violation of these laws. Violation of these anti-kickback laws may result in substantial civil or criminal penalties for individuals or entities and/or exclusion from participating in federal or state healthcare programs. If we are excluded from federal or state healthcare programs, our customers who participate in those programs would not be permitted to continue doing business with us. We believe that we are operating in compliance with applicable law and believe that our arrangements with providers would not be found to violate the anti-kickback laws. However, these laws could be interpreted in a manner inconsistent with our operations.

Federal or state self-referral regulations could impact our arrangements with our affiliated radiologists.

The federal physician self-referral statute, known as the “Stark” statute, prohibits a physician from making a referral for certain designated health services, including radiology services, to any entity with which the physician has a financial relationship, unless there is an exception in the statute that allows the referral. The entity that receives a prohibited referral from a physician may not submit a bill to Medicare for that service. Many state laws prohibit physician referrals to entities in which the physician has a financial interest, or require that the physician provide the patient notice of the physician’s financial relationship before making the referral. There is a risk that an investment in our shares by our affiliated radiologists, including the distribution of any profits to our affiliated radiologists, the use of our equipment by physicians who own our securities, any assistance from healthcare providers in acquiring, maintaining or operating digital diagnostic imaging equipment, the marketing of our affiliated radiologists’ services or our compensation arrangements with our affiliated radiologists, could be interpreted as a violation of the federal Stark statute or similar state laws, if we were to accept referrals from our affiliated radiologists. Violation of the Stark statute can result in substantial civil penalties and can be the basis for claims under the Federal False Claims Act for both the referring physician and any entity that submits a claim for a healthcare service made pursuant to a prohibited referral. In addition, federal courts have ruled that violations of the Stark statute can be the basis for a legal claim under the Federal False Claims Act. We believe that all of our customer arrangements are in compliance with the Stark statute. However, these laws could be interpreted in a manner inconsistent with our operations.

Because we and our customers submit claims to the Medicare program based on the services we provide, it is possible that a lawsuit could be brought against us or our customers under the Federal False Claims Act, and the outcome of any such lawsuit could have a material adverse effect on our business, financial condition and results of operations.

The Federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has knowingly made a false statement or knowingly used a false record to have a claim approved. Federal courts have ruled that a violation of the anti-kickback provision of the Stark statute can serve as the basis for the Federal False Claims Act suit. The Federal False Claims Act further provides that a lawsuit brought under that act may be initiated in the name of the United States by an individual who was the original source of the allegations, known as the relator. Actions brought under the Federal False Claims Act are sealed by the court at the time of filing. The only parties privy to the information contained in the complaint are the relator, the federal government and the court. Therefore, it is possible that lawsuits have been filed against us of which we are unaware. Penalties include fines ranging from $5,500 to $11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of the violator.

Historically, our customers, and not us, billed and received payments from Medicare and/or Medicaid for the professional services provided by our affiliated radiologists. In some instances, our customers and affiliated radiologists indicated that the practice location where the professional services occurred was the same as the address of the medical facility where the image was obtained for the purposes of submitting the applicable claims for reimbursement. It is possible that The Center for Medicare and Medicaid Services, or CMS, may take the position that claims submitted for reimbursement indicating the practice location as the same as the address of the medical facility where the image was obtained were not properly filed and, in such event, the Federal False Claims Act may be implicated. In 2006 and 2007, we revised our billing practices and we, instead of our customers, began in most cases to submit claims for reimbursement to Medicare and Medicaid directly. In those claims, we identify the practice location as the location where the image is interpreted by our affiliated radiologists and we remit the collected proceeds to our customers.

Under the Federal False Claims Act, we may be liable if we or one of our customers submitted a false claim. If we were found to have violated these rules and regulations and, as a result, submitted or caused our customers to submit a false claim, any sanctions imposed under the Federal False Claims Act could result in substantial fines and penalties or exclusion from participation in federal and state healthcare programs, which could have a material adverse effect on our business and financial condition. If we are excluded from participation in federal or state healthcare programs, our customers who participate in those programs could not do business with us.

Federal regulatory and law enforcement authorities have recently increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other reimbursement laws and regulations, including laws and regulations that govern our activities and the activities of teleradiologists. These increased enforcement activities may have a direct or indirect adverse affect on our business, financial condition and results of operations.

Additionally, some state statutes contain prohibitions similar to and possibly even more restrictive than the Federal False Claims Act. These state laws may also empower state administrators to adopt regulations restricting financial relationships or payment arrangements involving healthcare providers under which a person benefits financially by referring a patient to another person. We believe that we are operating in compliance with these laws. However, if we are found to have violated such laws, our business, results of operations and financial condition would be harmed.

Future changes in healthcare regulation are difficult to predict and may constrain or require us to restructure our operations, which could negatively impact our business and operating results.

The healthcare industry is heavily regulated and subject to frequent changes in governing laws and regulations as well as to evolving administrative interpretations. Our business could be adversely affected by regulatory changes at the federal or state level that impose new requirements for licensing, new restrictions on reimbursement for medical services by government programs, new pretreatment certification requirements for patients seeking radiology procedures, or new limitations on services that can be performed by us. In addition, federal, state and local legislative bodies have adopted and continue to consider medical cost-containment legislation and regulations that have restricted or may restrict reimbursement to entities providing services in the healthcare industry and referrals by physicians to entities in which the physicians have a direct or indirect financial interest or other relationship. For example, Medicare recently adopted a regulation that limits the technical component of the reimbursement for multiple diagnostic tests performed during a single session at medical facilities other than hospitals. Any of these or future reimbursement regulations or policies could limit the number of diagnostic tests our customers order and could have a material adverse effect on our business.

Although we monitor legal and regulatory developments and modify our operations from time to time as the regulatory environment changes, we may not be able to adapt our operations to address every new regulation, and such regulations may adversely affect our business. In addition, we cannot assure you that a review of our business by courts or regulatory authorities would not result in a determination that adversely affects our operations or that the healthcare regulatory environment will not change in a way that will restrict our operations.

Enforcement of state and federal regulations concerning the privacy and security of patient information may adversely affect our business, financial condition or operations.

The use and disclosure of certain healthcare information by healthcare providers and their business associates have come under increasing public scrutiny. Recent federal standards under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish rules concerning how individually identifiable health information may be used, disclosed and protected. Historically, state law has governed confidentiality issues and HIPAA preserves these laws to the extent they are more protective of a patient’s privacy or provide the patient with more access to his or her health information. As a result of the implementation of the HIPAA regulations, many states are considering revisions to their existing laws and regulations that may or may not be more stringent or burdensome than the federal HIPAA provisions. We must operate our business in a manner that complies with all applicable laws, both federal and state, and which does not jeopardize the ability of our customers to comply with all applicable laws to which they are subject. We believe that our operations are consistent with these legal standards. Nevertheless, these laws and regulations present risks for healthcare providers and their business associates that provide services to patients in multiple states. Because these laws and regulations are recent and few have been interpreted by government regulators or courts, our interpretations and activities may be challenged. If a challenge to our activities is successful, it could have an adverse effect on our operations, may require us to forgo relationships with customers in certain states, and may restrict the territory available to us to expand our business. In addition, even if our interpretations of HIPAA and other federal and state laws and regulations are correct, we could be held liable for unauthorized uses or disclosures of patient information as a result of inadequate systems and controls to protect this information or due to the theft of information by unauthorized computer programmers who penetrate our network security.

Medicare and Medicaid rules governing reassignment of payments could affect our customers’ ability to collect fees for services provided by our affiliated radiologists and our ability to market our services to our customers.

The majority of our customers are radiology practices. These customers, and not us, bill and receive payments from Medicare and/or Medicaid for the professional services provided by our affiliated radiologists. Medicare and Medicaid payments may comprise a significant portion of the total payments received by our customers for the services of our affiliated radiologists. Medicare and Medicaid generally prohibit a physician who performs a covered medical service from “reassigning” to anyone else (including to other physicians) the performing physician’s right to receive payment directly from Medicare or Medicaid, except in certain circumstances. We believe we satisfy one or more of the exceptions to this prohibition, but the various Medicare carriers and state Medicaid authorities may interpret these exceptions differently than we do. Our customers could be prohibited from billing Medicare and/or Medicaid for the services of our affiliated radiologists if it were determined that we do not qualify for an exception, and this would cause a material adverse effect on our ability to market our services and on our business and results of operations. Future laws or regulations, moreover, may require that we bill Medicare or Medicaid directly for services we provide to certain prospective customers. Should this occur, we would either be required to forgo business with such customers or be required to design, develop and implement an appropriate recordkeeping and billing system to bill Medicare and Medicaid.

Medicare reimbursement rules generally provide that the proper Medicare carrier to pay physician claims is the Medicare carrier for the region in which the physician or practice providing the service is located rather than the Medicare carrier for the region in which the patient receiving the services is located. Many of our affiliated radiologists are located in a Medicare region that is different from the Medicare region in which the patient and treating hospital are located. It may be necessary for our customers to enroll with additional Medicare carriers in order to properly submit claims for reimbursement. Alternatively, we may submit those claims. Under such circumstances, we would continue to be paid by our customers, but would remit to them any funds that we received from Medicare. In order to accomplish this, it is necessary that we and our affiliated radiologists properly comply with the Medicare carrier claims submission procedures and properly remit funds to our customers.

Historically, our customers, and not us, billed and received payments from Medicare and/or Medicaid for the professional services provided by our affiliated radiologists. In some instances, our customers and affiliated radiologists indicated that the practice location where the professional services occurred was the same as the address of the medical facility where the image was obtained for the purposes of submitting the applicable claims for reimbursement. It is possible that CMS may take the position that claims submitted for reimbursement indicating the practice location as the same as the address of the medical facility where the image was obtained were not properly filed and, in such event, the Federal False Claims Act may be implicated. In 2006 and 2007, we revised our billing practices and we, instead of our customers, began in most cases to submit claims for reimbursement to Medicare and Medicaid directly. In those claims, we identify the practice location as the location where the image is interpreted by our affiliated radiologists and we remit the collected proceeds to our customers. We may be liable for any false claims submitted by us or one of our customers. See “—Because we and our customers submit claims to the Medicare program based on the services we provide, it is possible that a lawsuit could be brought against us or our customers under the Federal False Claims Act, and the outcome of any such lawsuit could have a material adverse effect on our business, financial condition and results of operations.”

We have only recently completed all of the steps permitting us to file claims with some Medicare carriers and are awaiting approval from other carriers to begin submitting claims. We are unable to estimate when we will receive permissions from the remaining Medicare carriers, and extended delays could have a material adverse effect on our customers or our relationship with our customers and in turn on our business and results of operations. CMS has recently stated that for certain interpretation services provided to certain customers, reimbursement will be based upon the location of the interpreting physician, yet that reimbursement will be made by the Medicare carrier for the region in which the patient and facility are located. Whether this policy will be expanded to other types of interpretation services and facilities is unclear.

CMS recently published a proposed rule intended to eliminate a markup on the cost of radiology services that are purchased from outside suppliers, including VRC. The proposed rule would limit the reimbursable amount to the lowest of: (i) the amount paid to the physician for the service; (ii) the billing entity’s actual charge; or (iii) the Medicare physician fee schedule amount for the specific service. The proposed rule contains an exception from the limitation for the amount paid to the physician if the physician is a full time employee of the billing entity. If adopted in its present form, the rule would limit the amount our customers could obtain in reimbursement for final reads that we perform to the amount our affiliated radiologist receives rather than the amount our customer pays us for such reads. Unless we are able to restructure our relationship with our affiliated radiologists so that they become full time employees, the proposed rule could have a material adverse effect on our relationship with customers and, in turn, our operations and our revenues. The proposed rule does not define the term “full time employee,” nor does the rule provide any method of calculating the “amount paid to the physician” where the compensation arrangement between a physician and the billing entity is not based on a specific amount per read. CMS has solicited comments on the proposed rule. We cannot predict whether the proposed rule will be adopted or what the final rule may be and as a result, we cannot predict how the rule may affect our operations, including what modifications we might be required to make in our relationship with our affiliated radiologists and whether those modifications would be acceptable to our affiliated radiologists.

Changes in the rules and regulations governing Medicare and Medicaid’s payment for medical services could affect our revenues, particularly with respect to final reads.

Although most reads we provide are preliminary reads rather than final reads, we are providing an increasing number of final reads. Cost-containment pressures on Medicare and Medicaid could result in a reduction in the amount that the government will pay for a final read, which could cause pricing pressure on our services. Should that occur, we could be required to lower our prices, or our customers could elect to provide the final reads themselves or obtain such services from one of our competitors, and not utilize the services of our affiliated radiologists, which would have a material adverse effect on our business, results of operations and financial condition.

Our business could be materially affected if a U.S. Department of Health & Human Services Office of Inspector General study results in a recommendation that Medicare only pay for reads performed contemporaneously in an emergency room setting.

In its Fiscal Year 2004 Work Plan, the U.S. Department of Health & Human Services Office of Inspector General, or HHS-OIG, indicated that it would conduct a study and issue a report assessing the appropriateness of Medicare billings for diagnostic tests performed in hospital emergency rooms. Part of the assessment will include a determination as to whether the tests were read contemporaneously with the patient’s treatment. It is possible that, in the final report, the HHS-OIG could recommend to CMS that it change its reimbursement rules to clearly indicate that CMS will only pay for reads performed contemporaneously with a patient’s treatment by a physician located within the United States. If CMS were to adopt this recommendation, final reads would no longer be eligible for reimbursement if performed by a physician other than the one who performed the preliminary read. In turn, if our customers were no longer able to be reimbursed for certain final reads, our customers may seek alternative arrangements for the performance of their preliminary reads, which could adversely impact our business. For the nine months ended September 30, 2007, approximately 76% of our reads were preliminary reads.

Changes in the healthcare industry or litigation reform could reduce the number of diagnostic radiology procedures ordered by physicians, which could result in a decline in the demand for our services, pricing pressure and decreased revenue.

Changes in the healthcare industry directed at controlling healthcare costs and reducing perceived over-utilization of diagnostic radiology procedures could reduce the volume of radiological procedures performed. For example, in an effort to contain increasing imaging costs, some managed care organizations and private insurers are instituting pre-authorization policies that require physicians to pre-clear orders for diagnostic radiology procedures before those procedures can be performed. If pre-clearance protocols are broadly instituted throughout the healthcare industry, the volume of radiological procedures could decrease, resulting in pricing pressure and declining demand for our services. In addition, it is often alleged that many physicians order diagnostic procedures, even when the procedures may have limited clinical utility, in large part to establish a record for defense in the event of a medical liability claim. Litigation reform could lead to a reduction in the number of radiological procedures ordered for this purpose and therefore reduce the total number of radiological procedures performed each year, which could harm our operating results.

Although we maintain medical liability insurance covering all of our affiliated radiologists, our Affiliated Medical Practices and our Company, we are subject to medical malpractice claims and other harmful lawsuits that may require us to pay significant damages if not covered by insurance.

Our business entails an inherent risk of claims of medical malpractice against our affiliated radiologists and us, and we may also be subject to other lawsuits that may involve large claims and significant defense costs. We may also be liable to our customers for certain medical malpractice claims. Although we currently maintain liability insurance coverage intended to cover professional liability and other claims, there can be no assurance that such insurance coverage will be adequate to cover liabilities arising out of claims asserted against us where the outcomes of such claims are unfavorable. In addition, this insurance coverage generally must be renewed annually and may not continue to be available to us in future years at acceptable costs and on favorable terms. Liabilities in excess of insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Moreover, any adverse claims may negatively affect our reputation.

Our medical liability insurance policy provides coverage of up to $2 million dollars per incident, $4 million per physician and $20 million in total claims filed within the period of the policy term, subject to a $350,000 deductible per claim.

If we are unable to retain our customers because they terminate their contracts with us or allow those contracts to lapse, our operating results and financial condition may be adversely affected.

The contracts we have signed with our radiology practice, hospital, clinic and digital imaging center customers generally provide for an initial term of one year and automatically renew for successive terms unless earlier terminated pursuant to the terms of the contract. Many of the customer contracts also provide that either party may terminate the agreement without cause upon 90 days’ notice to the other party. Our customers may elect not to renew their contracts with us, they may seek to renegotiate the terms of their contracts or they may choose to reduce or eliminate our services in the future. If our arrangements with our customers are canceled, or are not renewed or replaced with other arrangements having at least as favorable terms, our business, financial condition and results of operations could be adversely affected. In addition, to the extent that our radiology practice customers’ agreements with the hospitals that they serve are terminated, our business, financial condition and results of operations could be adversely affected.

Because our contracts with our customers contain fixed prices, we are unable to pass along any increase in our expenses to our customers during their contract term.

We enter into multi-year, fixed-price contracts with our customers, pursuant to which we have agreed to perform our services for a fixed price. Accordingly, we realize all of the benefit or detriment resulting from any decrease or increase in expenses that we incur in providing our services during the term of such agreements. Our customer contracts do not permit us to recover any increases in our expenses from our customers during the contract term. As a result, any such increase in our expenses would result in a corresponding decrease in our profitability (or an increase in our losses).

We may be subject to less favorable levels of payment based upon third party payer fee schedules.

Many patients are covered by some form of private or government health insurance or other third party payment program. Third party payers generally establish fee schedules or other payment authorization methods for various procedures that govern which procedures will be reimbursed by the third party payers and the amount of reimbursement. In most cases, we are indirectly rather than directly impacted by such fee schedules, to the extent that such schedules impact the rates at which third party payers are willing to pay the healthcare providers with whom we contract to provide imaging services. However, if we were to negotiate direct payment arrangements with third party payers in the future, we would be directly impacted by such schedules. In addition, there is no guarantee that Medicare, state Medicaid programs, or commercial third party payers will continue to cover teleradiology services. Any reduction or elimination in coverage for our services could substantially impact our business.

If we acquire any companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.

An element of our strategy is to pursue strategic acquisitions or investments that are complementary to our business or offer us other strategic benefits. Any acquisitions or investments in which we may engage involve numerous risks, including:

•	difficulties in integrating operations, technologies, services and personnel;

•	diversion of financial and management resources from existing operations;

•	risk of entering new markets;

•	potential write-offs of acquired assets;

•	potential loss of key employees; and

•	inability to generate sufficient revenue to offset acquisition costs.

We may experience these difficulties as we integrate the operations of companies that we acquire with our current operations.

In addition, if we finance acquisitions by issuing convertible debt or equity securities, the shares owned by existing stockholders may be diluted, which could affect the market price of our stock. We have not made any acquisitions to date, and our management has limited experience in completing acquisitions and integrating acquired businesses into our operations. If we fail to properly evaluate and execute acquisitions, our business and prospects may be harmed.

Our operating results may be subject to seasonal fluctuations, which makes our results difficult to predict and could cause our performance to fall short of quarterly expectations.

We have historically experienced increased demand for our services and higher revenue growth during the second and third quarters of each year. For example, our same site volume growth, which we define as the percentage increase in the number of reads over the comparable prior year period generated by a facility that has been under contract for at least three months at the beginning of the measurement period and remains a customer throughout that period, was approximately 11% higher for the three months ended June 30, 2006 than for the three months ended March 31, 2006 and approximately 23% higher for the three months ended September 30, 2006 than for the three months ended March 31, 2006. In addition, same site volume growth was approximately 11% higher for the three months ended June 30, 2007 compared to the three months ended March 31, 2007 and approximately 21% higher for the three months ended September 30, 2007 than for the three months ended March 31, 2007. We believe that these increases are a result of increased outdoor and transportation activities during summer months, which leads to more hospital visits, as well as more frequent vacation time taken by our customers’ radiologists. During the first and fourth quarters of each year, when weather conditions are colder for a large portion of the United States, we have historically experienced lower revenue growth than that experienced during the second and third quarters. We may continue to experience this or other seasonality in the future. These seasonal factors may lead to unpredictable variations in our quarterly operating results and cause the trading price of our common stock to decline. Additionally, our ability to schedule adequate radiologist coverage during the seasonal period of increased demand for our services may affect our ability to provide faster turnaround times in our services to clients.

The Senior Credit Facility that we entered into in August 2007 may restrict our current and future operations.

We entered into a senior secured credit facility, or the Senior Credit Facility, in August 2007 that is comprised of a $4.0 million senior secured revolving credit facility, or the revolver, which is undrawn as of the date hereof, and a $41.0 million senior secured term loan, or the term loan, of which $41.0 million was outstanding as of September 30, 2007. The proceeds of the term loan after the payment of fees and expenses incurred in connection with the Senior Credit Facility, together with cash on hand, were used to fund a one-time dividend of $3.00 per share that was declared by our Board of Directors on August 10, 2007. On September 5, 2007, we paid an aggregate of approximately $39.9 million in respect of the dividend to all of our stockholders of record as of August 29, 2007.

The Senior Credit Facility contains restrictive covenants that may impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests. Our Senior Credit Facility also provides that we may not pay any dividends other than stock dividends during the term of the agreement. In addition, the Senior Credit Facility requires compliance with certain financial ratios and covenants, including a leverage ratio, a fixed charge coverage ratio and a minimum Consolidated Adjusted EBITDA (as defined therein), including a minimum trailing twelve-month Consolidated Adjusted EBITDA. Our compliance with these financial covenants are material terms of the Senior Credit Facility and the failure to comply with these financial covenants could result in an event of default thereunder. The Senior Credit Facility allows the lenders certain remedies if an event of default occurs, including, but not limited to, the ability to terminate any commitments they have to provide further borrowings and the acceleration of amounts due thereunder. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Senior Credit Facility.”

Risks Related to the Offering

There is currently no public market for shares of our common stock, and if a public market does not develop, you will not be able to sell your stock.

Prior to this initial public offering, there has not been a public market for shares of our common stock. We cannot predict the extent to which investor interest in us will lead to an active trading market, and if such a market does not develop, it will be difficult or impossible for you to sell the shares of common stock you acquire in this offering. Additionally, the initial public offering price for shares of our common stock may not be indicative of the prices that will prevail in the open market following completion of this initial public offering.

The following factors, in addition to the other risks described in this prospectus, may have a significant impact on the market price of our common stock:

•	variations in our operating results;

•	announcements of new services, new customers, strategic alliances or acquisitions by us or by our competitors;

•	regulatory developments;

•	market conditions in our industry and the industries of our customers;

•	the loss of any of our key personnel;

•	changes in financial estimates or recommendations by securities analysts;

•	sales of large blocks of our common stock; and

•	sales of our common stock by our executive officers, directors and significant stockholders.

In addition, if the market for healthcare stocks or healthcare services or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition.

If we are not the subject of securities analyst reports or if any securities analyst downgrades our common stock or our sector, the price of our common stock could be negatively affected.

Securities analysts may publish reports about us or our industry containing information about us that may affect the trading price of our common stock. There are many publicly-traded companies active in the healthcare industry, which may mean it will be less likely that we receive analysts’ coverage, which in turn could affect the price of our common stock. In addition, if a securities or industry analyst downgrades the outlook for our stock or one of our competitors’ stocks, the trading price of our common stock may also be negatively affected.

Future sales of our common stock by our existing stockholders may negatively impact the trading price of our common stock.

If a substantial number of our existing stockholders decide to sell shares of their common stock in the public market following the completion of this offering, the price at which our common stock trades could decline. Additionally, the public market’s perception that such sales might occur may also depress the price of our common stock. Our directors, executive officers, and certain of our other existing stockholders have agreed to enter into lock-up agreements pursuant to which they have agreed not to sell shares of our common stock in the public market for a period of 180 days following the completion of this initial public offering. Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, will authorize us to issue up to 100,000,000 shares of common stock, of which 16,399,442 shares will be outstanding and 2,352,208 shares will be issuable upon the exercise of outstanding stock options. Of the 16,399,442 shares outstanding upon the completion of this initial public offering, 4,546,799 shares will be freely tradeable without restriction (excluding any shares sold under the reserved share program, see “Underwriting” for a description of the reserved share program) and 11,852,643 shares will be freely tradeable following the expiration of the 180-day lock-up period. Following the completion of this initial public offering, we also anticipate filing a registration statement to register those authorized but unissued shares of common stock reserved for issuance under our equity incentive plan that will be in effect upon completion of this offering. In addition, some of our stockholders have the right to require us to register common stock for resale in certain circumstances. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement.”

We will have broad discretion in how we use the proceeds of this offering and we may not use them effectively, which could affect our results of operations and cause our stock price to decline, or we may use the proceeds in ways with which you disagree.

We will have considerable discretion in applying the net proceeds of this offering. We anticipate that we will use the net proceeds we receive from this offering for the repayment of the outstanding debt under the term loan under our Senior Credit Facility, general corporate purposes, including further development and expansion of our service offerings, the recruitment of additional radiologists, improvement of our infrastructure, increased sales and marketing initiatives, and possible acquisitions of complementary businesses, technologies or other assets. Because of the number and variability of factors that determine our use of proceeds from this offering, our actual uses for the proceeds of this offering may vary substantially from our currently planned uses. Stockholders may not deem such uses desirable. In particular, in order to avoid regulation as an investment company under the Investment Company Act of 1940, as amended, and pending the use of the proceeds in the development and expansion of our business, we will be limited as to the ability to invest a substantial amount of our proceeds in assets other than cash items, such as cash, demand deposits with banks, shares of money market funds, government securities, securities issued by employees’ securities companies and certain certificates of deposit. Our use of proceeds in this manner may not yield a significant return for our stockholders.

You will experience immediate dilution in the book value of the shares of common stock you purchase in this offering.

After giving effect to the shares of common stock to be sold in this offering, the price per share that you pay will be higher than the book value of that share. As a result, you will incur immediate dilution in net tangible book value per share of $14.28. For a description of how dilution is calculated, see “Dilution” in this prospectus.

We do not intend to pay dividends on shares of our common stock for the foreseeable future.

We intend to use earnings in the future to fund and develop our business and, other than the dividend declared by our Board of Directors on August 10, 2007, which was paid on September 5, 2007 to all of our stockholders of record as of August 29, 2007, we have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to fund the operation, development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy.” In addition, our Senior Credit Facility provides that we may not pay any dividends other than stock dividends during the term of the agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Senior Credit Facility.” Your potential gain from your investment in our common stock, therefore, will be solely the capital appreciation, if any, of our common stock.

Our executive officers, directors and principal stockholders own a significant percentage of our Company and could exert significant influence over matters requiring stockholder approval.

We anticipate that our executive officers, directors and principal stockholders will together beneficially own approximately 61% of our common stock outstanding after this offering, or approximately 58% if the underwriters exercise their over-allotment option in full. Accordingly, our executive officers, directors, principal stockholders and affiliated entities, acting as a group, will have control over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action may be taken even if other stockholders, including those who purchase shares in this offering, oppose such action. This concentration of ownership might also have the effect of delaying or preventing a change of control of our Company that other stockholders may view as beneficial.

Certain provisions of our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law may have the effect of delaying or preventing an acquisition by a third party.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect upon the completion of this offering, will contain several provisions that may make it more difficult for a third party to acquire control of our Company, even if such acquisition would be beneficial to our stockholders. For example, our amended and restated certificate of incorporation will authorize our Board of Directors to issue up to 6,370,000 shares of “blank check” preferred stock. Without stockholder approval, the Board of Directors will have the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, our amended and restated certificate of incorporation will provide for a staggered Board of Directors, whereby directors serve for three-year terms, with approximately one-third of the directors coming up for re-election each year. Having a staggered board will make it more difficult for a third party to obtain control of our Board of Directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our Board of Directors. Our amended and restated certificate of incorporation will also provide that the affirmative vote of the holders of at least 75% of the voting power of our issued and outstanding capital stock, voting together as a single class, is required for the alteration, amendment or repeal of certain provisions of our amended and restated certificate of incorporation, including the provisions authorizing a staggered board, and certain provisions of our amended and restated bylaws, including the provisions relating to our stockholders’ ability to call special meetings, notice provisions for stockholder business to be conducted at an annual meeting, requests for stockholder lists and corporate records, nomination and removal of directors, and filling of vacancies on our Board of Directors.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, or DGCL. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For the purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained primarily in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the competition in the teleradiology market, including the possibility of pricing pressure resulting from that competition;

•	our ability to effectively manage our growth and development;

•	the outcome of the intellectual property claim against us by Merge, and any other future intellectual property claims;

•	our ability to recruit and retain qualified radiologists;

•	the loss of key members of management and personnel;

•	our ability to obtain proper physician licenses and hospital credentials on behalf of our affiliated radiologists;

•	the regulation of the corporate practice of medicine;

•	our dependence on our Affiliated Medical Practices, which we do not own;

•	our ability to enforce the non-competition agreements with our affiliated radiologists;

•	new technologies;

•	the breach of our security measures that safeguard patient and customer data;

•	the performance of our information systems, which are dependent on systems provided by third parties; and

•	our ability to comply with government regulations.

We discuss many of the foregoing risks in this prospectus in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

OUR CORPORATE STRUCTURE AND AFFILIATED RADIOLOGISTS

Generally, laws regarding the corporate practice of medicine prohibit anyone but a duly licensed physician from exercising control over the medical judgments or decisions rendered by another physician. In certain states, only licensed physicians may own an interest in a professional corporation or association that provides medical services. Our corporate structure and contractual relationships with our affiliated radiologists and Affiliated Medical Practices have been designed to facilitate compliance with the various corporate practice of medicine laws in each jurisdiction in which we do business. These contractual relationships are also governed by federal law that requires that the prices we pay to, or receive from, our Affiliated Medical Practices must be based on fair market value and remain fixed for at least one year. We believe that we are in compliance with the corporate practice of medicine laws in each state in which our Affiliated Medical Practices and affiliated radiologists provide medical services. A more detailed description of our structure and relationships with our affiliates is set forth below.

The following diagram is a visual description of the structure between VRC and the Affiliated Medical Practices.

The structure outlined above was created by us in order to facilitate compliance with corporate practice of medicine laws in the states in which we conduct our business. The organizations bear the following characteristics:

•	VRC and the Affiliated Medical Practices are independent contractors of each other. As a result, neither is the employee or employer of the other.

•

VRC owns the proprietary information technology structure and related intellectual property necessary to receive and transmit radiologic images to the properly licensed and credentialed physicians and to receive and transmit diagnostic reports to the proper facility.

•	VRC participated significantly in the creation of the Affiliated Medical Practices.

•

All independent contractor physician contracts are maintained by VRP. VRP pays all independent contractor physician compensation and medical malpractice insurance on behalf of these independent contractor physicians.

Our services are provided to our customers by VRC and our Affiliated Medical Practices. VRC owns and operates the technical infrastructure over which our business is conducted. VRC contracts with our customers for the provision of our services in those jurisdictions in which we believe that it is lawful for a business corporation to contract for the provision of medical services, including providing reads. The services we provided directly through contracts between VRC and our customers represented $33.9 million, or 53% of our revenues for the nine months ended September 30, 2007. In those states in which only a physician-owned professional corporation may contract to provide medical services, the Professional Corporations contract with our customers to provide teleradiology services in those jurisdictions. The Professional Corporations collectively hold customer contracts that represented $29.4 million, or 47% of our revenues for the nine months ended September 30, 2007.

VRP is VRC’s affiliated medical practice that provides all radiologist services necessary to fulfill customer contracts held by VRC and the Professional Corporations. VRP is owned by Dr. Sean Casey, Dr. Eduard Michel, Dr. Gary Weiss and Dr. David Hunter. Dr. Casey is currently the Chief Executive Officer and Chairman of the Board of Directors of VRC, and Dr. Michel is currently the Medical Director of VRC and is a member of the Board of Directors of VRC. Dr. Casey, Dr. Michel, Dr. Weiss and Dr. Hunter are each stockholders of VRC and collectively held approximately 44% of VRC’s common stock on a fully diluted basis (without giving effect to the offering contemplated hereby) as of September 30, 2007.

In order to comply with applicable healthcare laws that require any agreement by a healthcare provider, such as VRP, and a management company or customer, such as VRC, to be in writing, to specifically identify the services being purchased or provided and to have a minimum term of one year, we have entered into a professional and management services agreement and license with VRP. Pursuant to this agreement and license, VRC provides all of the management services necessary for the operations of VRP and licenses VRC’s technology infrastructure to VRP for use by our affiliated radiologists. VRP provides physician services to fulfill VRC’s customer contracts. VRC pays VRP a fixed fee per read performed, which is intended to cover the cost of physician compensation paid to our affiliated radiologists and a portion of the costs of malpractice insurance. The fee rate is established by agreement between VRC’s Board of Directors and VRP with consideration for the fair market value of VRP’s use of VRC’s systems, technology infrastructure and management services. See Note 11 to our consolidated financial statements included in this prospectus for the fees paid under this agreement. Dr. Casey and Dr. Michel will recuse themselves from participation in the determination of this fee by VRC’s Board of Directors.

Under the professional and management services agreement and license, VRC has a right of first refusal with respect to the sale of any ownership interests in VRP and, in the event of a termination of the professional and management services agreement and license, is entitled to acquire or designate a buyer to acquire the ownership interests at a purchase price equal to the lesser of the amount paid for such membership interests or their book value. The professional and management services agreement and license remains in effect until terminated and is terminable by VRP only in the event of gross negligence, fraud or other illegal acts by VRC. The professional and management services agreement and license may be terminated by VRC with or without cause upon 60 days’ prior written notice.

The Professional Corporations are professional corporations wholly-owned by Dr. Casey. Each of the Professional Corporations is incorporated or qualified to do business in a state where only a physician-owned professional corporation may contract to provide medical services, including providing reads. Pursuant to management services agreements between VRC and each of the Professional Corporations, VRC provides all of the management services necessary for the operations of each of the Professional Corporations and licenses VRC’s technology infrastructure to each of the Professional Corporations. Each of the Professional Corporations pays VRC a management and license fee for each read performed on its behalf over VRC’s teleradiology systems. In addition, each of the Professional Corporations has contracted with VRP for the provision of physician services to fulfill customer contracts held by the Professional Corporation and pays VRP a fixed fee per read performed, which is established annually by the Board of Directors of VRC and the Professional Corporations and is intended to cover the cost of physician compensation paid to our affiliated radiologists and a portion of the costs of malpractice insurance. See Note 11 to our consolidated financial statements included in this prospectus for the fees paid under these agreements. Dr. Casey and Dr. Michel will recuse themselves from participation in the determination of this fee by VRC’s Board of Directors.

Pursuant to the agreement between VRC and each of the Professional Corporations, VRC is entitled to nominate successors in the event of the death or disqualification of any of the Professional Corporations’ stockholders, including any disqualification due to the loss of any such stockholders’ medical license as required by the law applicable to professional corporations in the jurisdiction of incorporation of such Professional Corporation. The purchase price for such stockholder’s shares is equal to the book value of the shares at the end of the month immediately preceding the stockholder’s death or disqualification. The management services agreements remain in effect until terminated and are terminable by the Professional Corporations only in the event of gross negligence, fraud or other illegal acts by VRC. Each Agreement may be terminated by VRC with or without cause upon 60 days’ prior written notice.

If, on an annual basis, the aggregate per-read fees received by VRP under the agreements with VRC and the Professional Corporations exceed the costs incurred by VRP in providing the services to VRC and the Professional Corporations, VRP will recognize a profit that will inure to its owners and not to VRC. Similarly, should the cost of providing the services exceed the aggregate of fees received by VRP, VRP will incur a loss that will also inure to its owners and not to VRC. Likewise, should the aggregate of the amounts paid by a Professional Corporation to VRC and VRP be less than the revenue received from customer contracts held by that Professional Corporation, the resulting profit will inure to the benefit of the owner of the Professional Corporation and not to VRC, as will any loss in case the amounts paid exceed revenues received. The Company and its Affiliated Medical Practices annually review and renegotiate fees payable under these agreements in light of the prior year’s results and expected results for the current year.

In January 2007, the agreements for the provision of physician services that were effective for the twelve months ended December 31, 2006 between VRP and VRC, and between VRP and each of the Professional Corporations, were amended to reflect an increase in the professional services fee charged by VRP to VRC and to each of the Professional Corporations for the year ended December 31, 2006. The increase in the fixed price per read was a result of higher than expected final read volume and the cost of providing our physician services that was not contemplated when the original fees were established. The change in the fees charged did not have a material effect on our consolidated financial position or results of operations.

USE OF PROCEEDS

We will receive net proceeds from the sale of shares of our common stock in this offering of approximately $61.7 million, after deducting underwriting discounts, commissions and estimated offering expenses payable by us, excluding offering expenses of approximately $3.3 million that have already been paid.

The purposes of this offering are to create a public market for our common stock, to facilitate future access to the public equity markets and to obtain additional capital. We intend to invest the net proceeds of this offering in cash items, such as cash, demand deposits with banks, shares of money market funds, government securities, securities issued by employees’ securities companies and certain certificates of deposit, pending the use of the funds in the development and expansion of our business. We expect that the amount of proceeds held in these assets will decrease over time as our business expands. We anticipate that we will use the proceeds from sales of these assets for general corporate purposes. We estimate using the proceeds of this offering for:

•	the repayment of the outstanding debt under the term loan under our Senior Credit Facility (approximately $41.0 million of the proceeds);

•

the further development and expansion of our service offerings, including, among other things, capital and marketing expenditures related to licensing the use of our technology infrastructure and providing management and support services to our customers, including but not limited to the provision of licensing and credentialing services, separately from our provision of reads (approximately $5.0 million of the proceeds);

•	the recruitment of additional radiologists and increased sales and marketing initiatives, including, among other things, expansion to new markets (approximately $2.0 million of the proceeds); and

•	working capital and general corporate purposes (approximately $13.7 million of the proceeds).

We will not receive any proceeds from the sale of shares by the selling stockholders pursuant to the exercise of the underwriters’ over-allotment option, if it is exercised. For a description of our Senior Credit Facility, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Senior Credit Facility.”

DIVIDEND POLICY

Other than the dividend declared by our Board of Directors on August 10, 2007, which was paid on September 5, 2007 to all of our stockholders of record as of August 29, 2007, we have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to fund the operation, development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. In addition, our Senior Credit Facility provides that we may not pay any dividends other than stock dividends during the term of the agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Senior Credit Facility.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis;

•	on a pro forma to reflect the following event as if it had occurred on September 30, 2007:

(i)	the conversion of the 3,626,667 outstanding shares of our preferred stock into 3,626,667 shares of our common stock (see “Description of Capital Stock” and “Certain Relationships and Related Party Transactions—Series A Preferred Stock Purchase Agreement”);

•	on a pro forma as adjusted to reflect the following events as if they had occurred on September 30, 2007:

(i)	the pro forma adjustment discussed above;

(ii)	the issuance and sale of 4,000,000 shares of our common stock by us in this offering less underwriting discounts and commissions and estimated offering expenses payable by us; and

(iii)	the repayment of the $41.0 million outstanding under the term loan under our Senior Credit Facility with the proceeds from this offering.

You should read the information below in conjunction with the financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of September 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except per share data)
Cash and cash equivalents(1)	$11,476	$11,476	$32,216

Debt:
Senior Credit Facility(2)	41,000	41,000	—
Series A Cumulative Redeemable Convertible Preferred Stock	76,596	—	—

Stockholders’ (deficiency) equity
Common stock, $.001 par value 21,500,000 shares authorized, 8,772,775 shares issued and outstanding, actual; 21,500,000 shares authorized, 12,399,442 shares issued and outstanding, pro forma; and 100,000,000 shares authorized, 16,399,442 shares issued and outstanding, pro forma as adjusted	9	13	17
Additional paid-in capital	(47,764)	28,828	87,276
Accumulated deficit	(41,136)	(41,136)	(41,136)

Total stockholders’ (deficiency) equity	(88,891)	(12,295)	46,157

Total capitalization	$28,705	$28,705	$46,157

(1)	The actual, pro forma and pro forma as adjusted cash and cash equivalents reflect the payment of approximately $3.3 million in offering expenses that had already been paid by us as of September 30, 2007.

(2)	The Senior Credit Facility consists of a $4.0 million revolver, which is undrawn as of the date hereof, and a $41.0 million term loan, of which $41.0 million which was outstanding as of September 30, 2007. We used the proceeds of the term loan after the payment of fees and expenses incurred in connection with the Senior Credit Facility, together with cash on hand, to fund a one-time dividend of $3.00 per share, which was declared by our Board of Directors on August 10, 2007. On September 5, 2007, we paid an aggregate of approximately $39.9 million in respect of the dividend to all of our stockholders of record as of August 29, 2007.

DILUTION

Our net tangible book value as of September 30, 2007 was approximately $(93.8) million, or $(10.69) per share of common stock based on 8,772,775 shares of common stock outstanding. Net tangible book value per share represents the amount of our total tangible assets less the amount of our total liabilities and our Series A Cumulative Redeemable Convertible Preferred Stock, divided by the number of shares of common stock outstanding at September 30, 2007, prior to this offering. Our pro forma net tangible book value as of September 30, 2007 was approximately $(17.2) million or $(1.39) per share based on 12,399,442 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our Series A Cumulative Redeemable Convertible Preferred Stock into 3,626,667 shares of common stock. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities divided by the pro forma number of common shares before giving effect to this offering. Dilution in net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the pro forma, as adjusted, net tangible book value per share of our common stock immediately after this offering.

After giving effect to the sale of the 4,000,000 shares of common stock offered by us in this offering (after deducting underwriting discounts and estimated offering expenses payable by us), our pro forma net tangible book value, as adjusted, as of September 30, 2007 would have been approximately $44.6 million, or $2.72 per share of common stock. This represents an immediate increase in pro forma net tangible book value, as adjusted, to our existing stockholders of $4.11 per share and an immediate dilution to new investors in this offering of $14.28 per share.

The following table illustrates the per share dilution to new investors as of September 30, 2007:

Initial public offering price per share		$17.00

Net tangible book value per share as of September 30, 2007	$(10.69)

Increase per share attributable to Series A Cumulative Redeemable Convertible Preferred Stock conversion	9.30

Pro forma net tangible book value per share as of September 30, 2007	(1.39)

Increase per share attributable to new investors	4.11

Pro forma net tangible book value per share as of September 30, 2007, as adjusted		$2.72

Dilution in net tangible book value per share to new investors		$14.28

The following table summarizes, as of September 30, 2007, on a pro forma basis, as adjusted, the differences between our existing stockholders and new investors in this offering with respect to the total number of shares of common stock purchased from us, the aggregate cash consideration paid or deemed paid to us, and the average price per share paid or deemed paid. The calculation below reflects the initial public offering price of $17.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent

Existing stockholders(1)(2)	12,399,442	76%	$18,600,469	21%	$1.50
New investors	4,000,000	24	68,000,000	79	17.00

Total	16,399,442	100%	$86,600,469	100%	$5.28

(1)	The shares presented give effect to the conversion of our Series A Cumulative Redeemable Convertible Preferred Stock.
(2)	Total consideration paid by existing stockholders does not give effect to approximately $39.9 million in dividends paid to holders of our Series A Cumulative Redeemable Convertible Preferred Stock and common stock. After payment of this dividend, total consideration paid by existing stockholders would have been approximately $(21.3) million or $(1.72) per share.

The number of shares of common stock outstanding in the table above is based on the number of shares outstanding as of September 30, 2007, on a pro forma, as adjusted, basis. If the underwriters’ over-allotment option is exercised in full, the number of shares outstanding held by existing stockholders will be reduced to 72% of the total number of shares of common stock outstanding after this offering and the number of shares of common stock held by new investors will be increased to 4.6 million, or 28% of the total number of shares of common stock outstanding after this offering.

As of October 31, 2007, there were options outstanding to purchase 1,837,058 shares of our common stock, with exercise prices ranging from $1.00 to $19.23 per share and a weighted average exercise price of $6.40 per share, and 515,150 options to purchase shares of our common stock awarded to certain officers, directors, employees and independent contractor physicians, which are to be granted on the effective date of our registration statement on Form S-1, with an exercise price equal to the initial public offering price of one share of our common stock. The tables and calculations above assume that those options have not been exercised. To the extent outstanding options are exercised, you would experience further dilution if the exercise price is less than our net tangible book value per share. In addition, if we grant options, warrants, preferred stock, or other convertible securities or rights to purchase our common stock in the future with exercise prices below the initial public offering price, new investors will incur additional dilution upon exercise of such securities or rights.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data was prepared in accordance with GAAP and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related footnotes included elsewhere in this prospectus. The consolidated balance sheets and statements of operations data for the nine months ended September 30, 2006 and September 30, 2007, as set forth below, are derived from our unaudited consolidated financial statements. We have prepared the unaudited interim consolidated financial statements and related unaudited financial information in accordance with GAAP and the rules and regulations of the SEC for interim financial statements. These interim financial statements reflect all adjustments consisting of normal recurring accruals, which, in the opinion of management are necessary to present fairly our consolidated financial position and results of operations for the interim periods. The statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheets data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 2003 and 2004 and the statement of operations data for the year ended December 31, 2003 is derived from our audited financial statements not included in this prospectus. The financial data presented below as of and for the year ended December 31, 2002 is derived from our unaudited financial statements not included in this prospectus. The financial data presented below as of and for the years ended December 31, 2002 and 2003 reflects the results of operations of Virtual Radiologic Professionals, LLC (previously known as Virtual Radiologic Professionals, PLC and Virtual Radiologic Consultants, LLC). The financial data presented below as of and for the years ended December 31, 2004 and December 31, 2005 reflects the consolidated operations of Virtual Radiologic Consultants, Inc., our predecessor corporation, and Virtual Radiologic Professionals, LLC. The financial data presented below as of and for the year ended December 31, 2006, and as of and for the nine months ended September 30, 2006 and 2007 reflects the consolidated operations of Virtual Radiologic Corporation and the Affiliated Medical Practices. The historical results presented below are not necessarily indicative of financial results to be expected in future periods.

	Year Ended December 31,					Nine Months Ended
	2002	2003	2004	2005	2006	September 30, 2006	September 30, 2007
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$1,033	$5,872	$12,899	$26,991	$54,099	$37,934	$63,298

Operating costs and expenses(1)
Professional services	462	2,786	7,013	16,416	29,973	21,855	32,434
Sales, general and administrative	368	2,138	6,899	12,814	22,270	15,164	22,137
Depreciation and amortization	7	72	230	586	1,351	942	1,701

Total operating costs and expenses	837	4,996	14,142	29,816	53,594	37,961	56,272

Operating income (loss)	196	876	(1,243)	(2,825)	505	(27)	7,026
Other (expense) income
Interest expense	(3)	(14)	(95)	(131)	(37)	(28)	(442)
Interest income	—	—	—	187	254	200	252

Total other (expense) income	(3)	(14)	(95)	56	217	172	(190)

Income (loss) before non-controlling interest and income tax	193	862	(1,338)	(2,769)	722	145	6,836
Non-controlling interest expense (income)	—	—	62	(1,362)	25	285	2,091

Income (loss) before income tax expense	193	862	(1,400)	(1,407)	697	(140)	4,745
Income tax expense	—	—	—	58	1,226	1,680	2,579

Net income (loss)	193	862	(1,400)	(1,465)	(529)	(1,820)	2,166
Cash dividends paid:
Preferred	—	—	—	—	—	—	(13,597)
Series A Cumulative Redeemable Convertible Preferred Stock accretion	—	—	—	(28,181)	(11,437)	(18,281)	(25,068)

Net income (loss) available to common stockholders	$193	$862	$(1,400)	$(29,646)	$(11,966)	$(20,101)	$(36,499)

Loss per common share
Basic and Diluted	$0.04	$0.16	$(0.25)	$(4.74)	$(1.80)	$(3.04)	$(4.91)

Weighted average common shares outstanding:
Basic and Diluted(2)(3)(4)	5,475	5,475	5,659	6,254	6,640	6,617	7,436

	As of December 31,					As of September 30, 2007
	2002	2003	2004	2005	2006
	(in thousands)
Consolidated Balance Sheet data:
Cash and cash equivalents	$124	$75	$484	$3,088	$5,958	$11,476
Short-term investment	—	—	—	5,092	—	—
Restricted cash	—	—	—	300	700	700
Working capital(5)	123	662	(927)	10,319	11,658	19,024
Total current assets	335	1,682	2,955	13,948	19,670	31,866
Long term debt (including current portion)	—	—	—	—	—	41,000
Total long-term capital lease obligations (less current portion)	25	—	104	20	—	—
Total liabilities	237	1,144	4,078	3,849	8,532	51,068
Non-controlling interest	—	—	1,362	—	25	2,116
Series A Cumulative Redeemable Convertible Preferred Stock	—	—	—	40,090	51,527	76,596
Total stockholders’ equity (deficiency)(6)	218	1,081	(1,089)	(26,385)	(34,435)	(88,891)

	Year Ended December 31,					Nine Months Ended September 30, 2006
	2002	2003	2004	2005	2006	2006	2007
	(in thousands)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$149	$303	$203	$(1,794)	$3,977	$4,131	$5,194
Investing activities	(98)	(290)	(360)	(7,754)	1,208	2,785	(3,574)
Financing activities	47	(61)	566	12,151	(2,315)	(2,131)	3,897

(1)	Includes the non-cash stock-based compensation and depreciation and amortization charges set forth in the following table:

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006 (Restated)(1)	2007
	(in thousands)
Professional services
Non-cash stock-based compensation	$—	$—	$154	$1,995	$3,416	$3,250	$2,928

Sales, general and administrative
Non-cash stock-based compensation	—	—	—	—	115	49	408
Depreciation and amortization	7	72	230	586	1,351	942	1,701

Total	$7	$72	$384	$2,581	$4,882	$4,241	$5,037

(2)	The calculations of weighted average common shares outstanding for the years ended December 31, 2002 and 2003 are based on the assumed conversion of the members’ equity interests of Virtual Radiologic Consultants, LLC, into common stock of VRC utilizing the conversion ratio established when the Company was capitalized during 2004. In addition, the calculations of weighted average common shares outstanding for the years ended December 31, 2002 and 2003 assume the five-for-one common stock split, which was effected in 2004, was effected on January 1, 2002 and 2003, respectively.

(3)	The calculation of weighted average common shares outstanding for the year ended December 31, 2004 assumes the five-for-one common stock split, which was effected in 2004, was effected on January 1, 2004.

(4)	The calculation of weighted average common shares outstanding for the years ended December 31, 2005 and 2006 and the nine months ended September 30, 2006 and 2007, excludes the assumed conversion of the shares of Series A Cumulative Redeemable Convertible Preferred Stock into shares of common stock, because they are anti-dilutive. The calculation of weighted average common shares for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 also excludes any other potential common stock equivalents that were outstanding during the relevant periods, calculated using the treasury stock method, because they are anti-dilutive.

(5)	Working capital is defined as current assets minus current liabilities.

(6)	For the year ended December 31, 2003, this item refers to members’ equity of Virtual Radiologic Consultants, LLC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our audited and unaudited consolidated financial statements that appear elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results may differ materially from those discussed in these forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We believe we are one of the leading providers of teleradiology services in the United States. According to Frost & Sullivan, we are the second largest provider of teleradiology services in the United States. We serve our customers—radiology practices, hospitals, clinics and diagnostic imaging centers—by providing diagnostic image interpretations, or reads, 24 hours a day, seven days a week, 365 days a year. Our unique distributed operating model provides our qualified team of American Board of Radiology-certified radiologists with the flexibility to choose the location from which they work, primarily within the United States, and allows us to serve customers located throughout the country. Our services include both preliminary reads, which are performed for emergent care purposes, and final reads, which are performed for both emergent and non-emergent care. We provide these services through a robust, highly scalable communications network incorporating encrypted broadband internet connections and proprietary workflow management software. In November 2006, we also contracted to begin licensing the use of our technology infrastructure and began providing support services to our radiology group customers. We have developed a strong customer base and have experienced significant revenue growth from $12.9 million in 2004 to $54.1 million in 2006. In addition, our revenues grew from $37.9 million for the nine months ended September 30, 2006 to $63.3 million for the nine months ended September 30, 2007.

Basis of Presentation

We consolidate our financial results under the principles of FIN 46R, which requires a primary beneficiary to consolidate entities determined to be variable interest entities, or VIEs, in which an enterprise funds, and as a result recognizes, a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. Our Affiliated Medical Practices are consolidated VIEs, that were formed as our business expanded, to facilitate compliance with the corporate practice of medicine laws in the various states in which VRC operates. Although VRC holds no legal ownership in the Affiliated Medical Practices, as a result of the pricing structure in the management agreements that exist between the entities, VRC has funded losses of certain Affiliated Medical Practices totaling $6.6 million between January 1, 2005 and September 30, 2007. Prior to January 1, 2005, VRC funded no losses of the Affiliated Medical Practices and will only receive residual returns up to the amount of previously recognized losses. In addition, the management of VRC was involved significantly in the design and creation of the Affiliated Medical Practices and, with the exception of rendering medical judgments, holds significant influence over their continuing operations. We have therefore determined that the Affiliated Medical Practices are VIEs and that VRC is their primary beneficiary as defined by FIN 46R. As a result, we have concluded that VRC is required to consolidate the Affiliated Medical Practices. Through consolidation, we recognize all net losses of each Affiliated Medical Practice in excess of the equity of that Affiliated Medical Practice. We recognize net earnings of each Affiliated Medical Practice only to the extent we are recovering losses previously recognized by us with respect to that Affiliated Medical Practice. Earnings of each Affiliated Medical Practice in excess of losses previously recognized by us with respect to that Affiliated Medical Practice are excluded from our earnings and are attributed to the respective equity owners of that Affiliated Medical Practice by recording such earnings as non- controlling interest in our consolidated financial statements. During the year ended December 31, 2005, we had only one Affiliated Medical Practice, which experienced net losses that changed the Affiliated Medical Practice’s equity position to a net deficit. As a result, we did not have a non-controlling interest as of December 31, 2005. During 2006, additional Affiliated Medical Practices were formed and for the year ended December 31, 2006, one of those Affiliated Medical Practices experienced net income that resulted in a non-controlling interest relating to that Affiliated Medical Practice of approximately $25,000. In addition, certain of our Affiliated Medical Practices experienced net income that resulted in a non-controlling interest of approximately $2.1 million as of September 30, 2007.

Factors Affecting Our Results of Operations

Revenue

We generate substantially all of our revenue from the radiology services that we provide our customers. We provide these services pursuant to contracts that typically have a one-year term and automatically renew for successive one-year terms unless terminated by the customer or by us. The amount that we charge for our radiology services varies by customer and is based upon a number of factors, including the hours of coverage, the number of reads, whether the reads are preliminary reads or final reads, and the technical and administrative services provided. We recognize revenue when a read has been completed and we determine that payment for the read is reasonably assured. We typically bill our customers at the beginning of the month following the month in which the services were provided. Because we contract directly with our customers and are paid directly by our customers, we do not currently depend upon payment by third party payers such as Medicare, Medicaid, private insurance or patients.

We have experienced significant revenue growth from $12.9 million in 2004, to $27.0 million in 2005 and $54.1 million for the year ended December 31, 2006. In addition, our revenues grew from $37.9 million for the nine months ended September 30, 2006 to $63.3 million for the nine months ended September 30, 2007. This growth in revenue resulted from:

•	an increase in our customer base;

•	an increase in our affiliated radiologist base;

•	an increase in utilization of our services by our customers;

•	an expansion of our service hours;

•	an increase in provision of higher-priced final reads; and

•	high customer and affiliated radiologist retention rates.

As of September 30, 2007, our affiliated radiologists provided services to 457 customers serving 787 medical facilities, which includes 736 hospitals representing approximately 13% of hospitals in the United States. In addition to the current customers described above, as of September 30, 2007, we had contractual arrangements with 42 customers, serving 42 facilities, for which we expect to begin to provide services upon completion of the credentialing, independent physician licensing and other implementation procedures. These additional implementation procedures ordinarily require up to 90 days to complete, at which time we begin providing services to the customer. Since our inception, over 98% of our customer contracts up for renewal have been renewed.

Operating Expenses

Our operating expenses consist of professional services expense and sales, general and administrative expense.

Professional Services Expense.    Professional services expense is our most significant expense as a percentage of revenue. Our professional services expense consists of the fees we pay to our affiliated radiologists for their services, physician stock-based compensation and medical liability expense, which consists of medical liability insurance premiums expense and medical liability loss contingency expense.

Physician Cash Compensation Expense.     Physician cash compensation expense is the result of engaging independent radiologists to provide reads for our customers. Each of our affiliated radiologists provides and is compensated for reads in accordance with his or her independent physician agreement. We structure our relationships with our affiliated radiologists such that they generally have control over their schedule and the location from which they work. We compensate our affiliated radiologists using a formula that includes a base level of compensation and additional amounts with regard to the number of hours worked and the number and type of reads performed. We recognize physician cash compensation expense in the month in which our affiliated radiologists perform the reads for our customers. Physician cash compensation also includes amounts paid for quality assurance services.

Physician Stock-Based Compensation Expense.    We record stock-based compensation expense in connection with any award of stock options or other compensatory issuance of shares of our common stock to our affiliated radiologists and include that expense in our consolidated statement of income as part of our professional services expense. We calculate the stock-based compensation expense associated with these awards in accordance with Emerging Issues Task Force, or EITF, Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, by determining the fair value using a Black-Scholes model. EITF Issue No. 96-18 requires that the cost of equity instruments issued to these affiliated radiologists be initially measured at their fair value at the date the equity instruments were issued and adjusted over the service period, until vested or forfeited, to their then-current fair value in every subsequent reporting period. Accordingly, if the value of our common stock increases over a given period, this accounting treatment will generally result in physician stock-based compensation expense that exceeds the expense we would have recorded if these individuals were employees. See “—Critical Accounting Policies.”

Medical Liability Expense.    Medical liability expense relates to the procurement of medical malpractice insurance coverage and medical liability loss contingency expense, including payments of deductibles. We amortize medical liability insurance premiums over the term of the policy to which they relate and expense medical liability loss contingency expense in the month in which we deem such liability to be probable and reasonably estimable.

Sales, General and Administrative Expense.    Sales, general and administrative expense is our second most significant expense as a percentage of revenue. Sales, general and administrative expense consists primarily of employee compensation expense, sales and marketing expense, information technology expense, the costs associated with licensing and credentialing our affiliated radiologists and costs associated with maintaining our facilities.

Other (Expense) Income

Other (expense) income consists of non-operating expenses and income, such as interest expense incurred from borrowings on our senior secured term loan under our Senior Credit Facility, our former revolving credit facility and from equipment financing, and interest income earned on cash balances and investments held in short-term government securities.

Redeemable Preferred Stock Accretion

On May 2, 2005, we issued our Series A Cumulative Redeemable Convertible Preferred Stock, or Series A Preferred Stock, which is redeemable on or after March 31, 2010, at the greater of the Redemption Price, as defined in our Certificate of Incorporation, or the fair value of the Series A Preferred Stock. As a result, we adjust the value of the Series A Preferred Stock to its fair value at each reporting date. Upon the completion of this offering, all outstanding shares of our Series A Preferred Stock will automatically convert into shares of our common stock and the rights of the holders of Series A Preferred Stock to exercise redemption rights will terminate. Therefore, the adjustments relating to changes in the fair value our Series A Preferred Stock will terminate and we will not record future charges to our earnings per share related to the Series A Preferred Stock.

Trends in Our Business and Results of Operations

Revenue

Our business has grown rapidly since inception. This growth has been driven by an increase in the demand for our services and a corresponding increase in our customer base. We have also experienced an increase in the utilization of our services by our existing customers, through expansion of our service hours, the provision of final reads, a high customer retention rate and the growth in the use of diagnostic imaging technologies and procedures in the healthcare market. Our revenue growth has resulted primarily from increased volumes across a growing customer base and favorable read mix. We expect that our customers will continue to contract with us for additional services, including the performance of final reads, as well as to contract for additional hours of service coverage.

Our revenues are affected by seasonality. While our revenues have continued to grow each year, we typically experience increased demand for our services and higher revenue growth during the second and third quarters of each year. We believe that these increases are a result of increased outdoor and transportation activities during summer months, which leads to more hospital visits, as well as more frequent vacation time taken by our customers’ radiologists. During the first and fourth quarters of each year, when weather conditions are colder for a large portion of the United States, we have historically experienced lower revenue growth than that experienced during the second and third quarters. We expect this seasonality with respect to our revenues to continue. See “Risk Factors—Risks Related to Our Business—Our operating results may be subject to seasonal fluctuations, which makes our results difficult to predict and could cause our performance to fall short of quarterly expectations.” We also expect to derive revenue in the future from contracts we have recently entered into for the licensing of our technology infrastructure and the provision of management and support services.

The table below illustrates the quarter-by-quarter percentage change in the average revenue per read for lower price plain film reads and all other modalities for the past eight quarters:

Quarter-by-Quarter Variation in Average Revenue Per Read by Modality

	Three Months Ended
	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007
Plain film(1)	0.9%	1.8%	4.4%	(3.3)%	(3.6)%	(3.0)%	1.5%	(2.0)%
All other modalities(2)	1.0%	0.2%	0.4%	1.0%	(0.3)%	(0.2)%	0.1%	(0.7)%

(1)	Plain film modality includes all x-ray technology images.
(2)	All other modalities are primarily comprised of CT, MRI and ultrasound images.

The total number of reads we performed has continued to grow on a quarter-by-quarter basis for the past eight quarters as follows:

	Three Months Ended
	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007
Total reads	154,767	184,608	237,271	302,497	309,151	352,149	413,167	473,263

Percentage growth over prior year quarter	107.4%	98.1%	107.3%	105.9%	99.8%	90.8%	74.1%	56.5%

In November 2006, we also contracted to begin licensing the use of our technology infrastructure and began providing support services to our radiology group customers. This will permit our radiology group customers that cover multiple hospitals to perform reads over our infrastructure regardless of what equipment is in use at each hospital and without having to travel between hospitals. We have contracted with the Massachusetts General Physician’s Organization, a subsidiary of Massachusetts General Hospital and a teaching affiliate of Harvard Medical School, to market and manage their deployment of specialized radiology services using our technology infrastructure. We have recognized revenue of approximately $73,000 for the twelve months ended December 31, 2006 and $205,000 for the nine months ended September 30, 2007, related to support services, but have not yet begun to provide services or recognize revenue from the use of our technology infrastructure. We do not anticipate that revenue recognized from these activities will be material in the near future.

Physician Cash Compensation Expense

Since our inception, our physician cash compensation expense has increased each year as we have added more affiliated radiologists to fulfill the increased demand for our services as our business and customer base has grown. However, physician cash compensation expense as a percentage of revenue has decreased due to the increased productivity of our affiliated radiologists. The increases in productivity by the existing affiliated radiologists have been, and may continue to be, offset, in part, by significant increases in newly engaged affiliated radiologists and the costs associated with the typical 90- to 180-day period during which newly engaged affiliated radiologists obtain necessary state licenses and hospital credentials, and thereafter become accustomed to our workflow technology. We expect that our physician cash compensation expense will continue to increase, but will decrease as a percentage of revenues as our expanding base of affiliated radiologists continues to grow.

Physician Stock-Based Compensation Expense

Physician stock-based compensation expense is a non-cash expense that fluctuates based upon the fair value of our common stock underlying the awards at the close of each reporting period as required by EITF Issue No. 96-18. As the value of an award is based on the underlying common stock, we may record additional expense or income based on fluctuations in value of the underlying common stock. Our physician stock-based compensation expense may increase in future periods if we issue additional options and other stock-based awards to our affiliated radiologists. However, the amount of expense for any period attributable to physician stock-based compensation fluctuates and is difficult to predict.

Medical Liability Expense

Our medical liability expense has increased each year since inception due to the increases in our medical liability insurance premiums primarily associated with the increased volume of reads our affiliated radiologists performed, as well as for payment of deductibles.

Sales, General and Administrative Expense

Our sales, general and administrative expense has increased each year since our inception as a result of increased employee compensation expenses in connection with the management, operations, development and maintenance of our expanding business. In addition to increased employee compensation expense, our sales, general and administrative expenses have increased due to increases in expenses relating to information technology, facilities, licensing and credentialing, sales and marketing and other general and administrative expense. We expect sales, general and administrative expense to continue to increase in future periods as a result of expenses associated with the performance of management and support services we have recently begun to provide to some of our customers and as a result of expenses related to being a public company, including legal and accounting fees and costs incurred in complying with the Sarbanes-Oxley Act of 2002.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements in accordance with GAAP requires us to utilize accounting policies and make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies as of the date of the financial statements and the reported amounts of revenue and expenses during a fiscal period. The SEC considers an accounting policy to be critical if it is important to a company’s financial condition and results of operations, and if it requires the exercise of significant judgment and the use of estimates on the part of management in its application. We believe the following to be our critical accounting policies because they are important to the presentation of our financial condition and results of operations, and require critical management judgment and estimates about matters that are uncertain:

•	principles of consolidation;

•	revenue recognition and allowance for doubtful accounts;

•	accounting for stock-based compensation;

•	accounting for redeemable preferred stock; and

•	income taxes.

If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected. See “Risk Factors” for certain matters that may affect our future results of operations or financial condition.

Principles of Consolidation

Effective January 1, 2004, we consolidate our financial results in accordance with FIN 46R, which requires a primary beneficiary to consolidate entities determined to be VIEs. Although VRC holds no legal ownership in the Affiliated Medical Practices, as a result of the pricing structure in the management agreements that exist between the entities, VRC has funded losses of certain Affiliated Medical Practices totaling $6.6 million between January 1, 2005 and September 30, 2007. Prior to January 1, 2005, VRC funded no losses of the Affiliated Medical Practices and will only receive residual returns up to the amount of previously recognized losses. VRC expects to continue to fund the majority of the losses of these Affiliated Medical Practices for the foreseeable future. In addition, the management of VRC was involved significantly in the design and creation of the Affiliated Medical Practices and, with the exception of rendering medical judgments, holds significant influence over their continuing operations and the management agreements among the parties. We have determined that

VRC is the primary beneficiary of the Affiliated Medical Practices, as defined by FIN 46R. As a result, we have concluded that VRC is required to consolidate the Affiliated Medical Practices. Through consolidation, we recognize all net losses of each Affiliated Medical Practice in excess of the equity of that Affiliated Medical Practice. We recognize net earnings of each Affiliated Medical Practice only to the extent we are recovering losses previously recognized with respect to that Affiliated Medical Practice. Earnings of each Affiliated Medical Practice in excess of losses previously recognized by us with respect to that Affiliated Medical Practice are excluded from our earnings and are attributed to the respective equity owners of that Affiliated Medical Practice by recording such earnings as non-controlling interest in our consolidated financial statements. As a result, these earnings or losses may not inure to the owners of VRC. During the year ended December 31, 2005, we had only one Affiliated Medical Practice, which experienced net losses that changed the Affiliated Medical Practice’s equity position to a net deficit. As a result, we did not have a non-controlling interest as of December 31, 2005. During 2006, additional Affiliated Medical Practices were formed and for the year ended December 31, 2006, one of those Affiliated Medical Practices experienced net income that resulted in a non-controlling interest relating to that Affiliated Medical Practice of approximately $25,000. In addition, certain of our Affiliated Medical Practices experienced net income that resulted in a non-controlling interest of approximately $2.1 million as of September 30, 2007.

The following tables show the unaudited condensed consolidating balance sheets as of December 31, 2005 and 2006 and as of September 30, 2007, and the unaudited condensed consolidating statements of operations for the years ended December 31, 2004, 2005 and 2006 and for the nine months ended September 30, 2006 and 2007. The amounts reflected in the eliminations columns of the condensed consolidating financial statements represent affiliated party management and professional fees and non-controlling interest. The following tables should be read together with our consolidated financial statements and related footnotes included elsewhere in this prospectus.

Condensed Consolidating Balance Sheets

	As of December 31, 2005
	VRC	Affiliated Medical Practices	Eliminations	Consolidated
	(in thousands)
Cash and cash equivalents	$1,758	$1,330	$—	$3,088
Short-term investments	5,092	—	—	5,092
Other current assets	8,420	5,319	(7,971)	5,768
Non-current assets	3,607	—	—	3,607

Total assets	$18,877	$6,649	$(7,971)	$17,555

Current liabilities	$1,865	$9,735	$(7,971)	$3,629
Non-current liabilities	220	—	—	220

Total liabilities	2,085	9,735	(7,971)	3,849
Series A Cumulative Redeemable Convertible Preferred Stock	40,090	—	—	40,090
Total stockholders’ (deficiency) equity	(23,298)	(3,086)	—	(26,384)

Total liabilities and stockholders’ equity	$18,877	$6,649	$(7,971)	$17,555

	As of December 31, 2006
	VRC	Affiliated Medical Practices	Eliminations	Consolidated
	(in thousands)
Cash and cash equivalents	$5,887	$71	$—	$5,958
Other current assets	28,339	27,605	(42,232)	13,712
Non-current assets	5,979	—	—	5,979

Total assets	$40,205	$27,676	$(42,232)	$25,649

Current liabilities	$17,647	$32,597	$(42,232)	$8,012
Non-current liabilities	520	—	—	520

Total liabilities	18,167	32,597	(42,232)	8,532
Non-controlling interest	—	—	25	25
Series A Cumulative Redeemable Convertible Preferred Stock	51,527	—	—	51,527
Total stockholders’ (deficiency) equity	(29,489)	(4,921)	(25)	(34,435)

Total liabilities and stockholders’ equity	$40,205	$27,676	$(42,232)	$25,649

	As of September 30, 2007
	VRC	Affiliated Medical Practices	Eliminations	Consolidated
	(in thousands)
Cash and cash equivalents	$11,115	$361	$—	$11,476
Other current assets	30,802	43,089	(53,501)	20,390
Non-current assets	9,023	—	—	9,023

Total assets	$50,940	$43,450	$(53,501)	$40,889

Current liabilities	18,452	47,891	(53,501)	12,842
Long term debt	38,000	—	—	38,000
Other non-current liabilities	226	—	—	226

Total liabilities	56,678	47,891	(53,501)	51,068
Non-controlling interest	—	—	2,116	2,116
Series A Cumulative Redeemable Convertible Preferred Stock	76,596	—	—	76,596
Total stockholders’ (deficiency) equity	(82,334)	(4,441)	(2,116)	(88,891)

Total liabilities and stockholders’ equity	$50,940	$43,450	$(53,501)	$40,889

Condensed Consolidating Statements of Operations

	Year Ended December 31, 2004
	VRC	Affiliated Medical Practices	Eliminations	Consolidated
	(in thousands)
Revenue	$3,656	$12,899	$(3,656)	$12,899
Operating costs and expenses	5,004	12,794	(3,656)	14,142

Operating (loss) income	(1,348)	105	—	(1,243)
Other expense	(52)	(43)	—	(95)

(Loss) income before non-controlling interest	(1,400)	62	—	(1,338)
Non-controlling interest expense	—	—	62	62

Net (loss) income	$(1,400)	$62	$(62)	$(1,400)

	Year Ended December 31, 2005
	VRC	Affiliated Medical Practices	Eliminations	Consolidated
	(in thousands)
Revenue	$15,050	$26,991	$(15,050)	$26,991
Operating costs and expenses	13,457	31,409	(15,050)	29,816

Operating income (loss)	1,593	(4,418)	—	(2,825)
Other income (expense)	87	(31)	—	56

Income (loss) before non-controlling interest and income tax	1,680	(4,449)	—	(2,769)
Non-controlling interest income	—	—	(1,362)	(1,362)
Income tax expense	58	—	—	58

Net income (loss)	$1,622	$(4,449)	$1,362	$(1,465)

	Year Ended December 31, 2006
	VRC	Affiliated Medical Practices	Eliminations	Consolidated
	(in thousands)
Revenue	$42,277	$54,148	$(42,326)	$54,099
Operating costs and expenses	39,951	55,969	(42,326)	53,594

Operating income (loss)	2,326	(1,821)	—	505
Other income	217	—	—	217

Income (loss) before non-controlling interest and income tax	2,543	(1,821)	—	722
Non-controlling interest expense	—	—	25	25
Income tax expense	1,213	13	—	1,226

Net income (loss)	$1,330	$(1,834)	$(25)	$(529)

	Nine Months Ended September 30, 2006
	VRC	Affiliated Medical Practices	Eliminations	Consolidated
	(in thousands)
Revenue	$29,690	$33,319	$(25,075)	$37,934
Operating costs and expenses	25,972	37,064	(25,075)	37,961

Operating income (loss)	3,718	(3,745)	—	(27)
Other income	172	—	—	172

Income (loss) before non-controlling interest and income tax	3,890	(3,745)	—	145
Non-controlling interest expense	—	—	285	285
Income tax expense	1,493	187	—	1,680

Net income (loss)	$2,397	$(3,932)	$(285)	$(1,820)

	Nine Months Ended September 30, 2007
	VRC	Affiliated Medical Practices	Eliminations	Consolidated
	(in thousands)
Revenue	$48,071	$65,440	$(50,213)	$63,298
Operating costs and expenses	41,524	64,961	(50,213)	56,272

Operating income (loss)	6,547	479	—	7,026
Other income	(190)	—	—	(190)

Income (loss) before non-controlling interest and income tax	6,357	479	—	6,836
Non-controlling interest expense	—	—	2,091	2,091
Income tax expense	2,579	—	—	2,579

Net income (loss)	$3,778	$479	$(2,091)	$2,166

Revenue Recognition and Allowance for Doubtful Accounts

We sell our services to radiology practices, hospitals, clinics and diagnostic imaging centers, and recognize revenue when a read or service has been completed and we determine that payment for the read or service is reasonably assured. Accounts receivable are recorded at the invoiced amount and generally do not bear interest.

We maintain an allowance for doubtful accounts at a level that our management estimates to be sufficient to absorb future losses due to accounts that are potentially uncollectible. The allowance is based on the current aging of past due accounts, our historical experience, the financial condition of the customer and the general economic conditions of each customer’s market place. Management uses all information available to them in establishing what we believe is an adequate allowance to absorb future losses. While our historical credit losses have not differed materially from our estimates, and we do not currently believe any material changes in estimates are likely in the near future, actual future results could differ materially from current estimates resulting in an increase or decrease in cash flows from receivable collections and/or in the allowance for doubtful accounts and the corresponding provision for bad debt expense. Any such changes in estimates could have a material impact on our consolidated balance sheets, statements of operations and/or cash flows in subsequent periods. We maintained an allowance for doubtful accounts of approximately $268,000, $304,000, and $273,000 as of December 31, 2005 and 2006, and September 30, 2007, respectively.

We record an allowance for sales credits that our management estimates to be adequate to cover future sales credits granted which primarily relate to maintaining customer satisfaction with our services. The allowance is based on our historical experience related to sales credits granted. Although we have not historically made any material adjustments to prior period estimates, and we do not anticipate any material impact on future results of operations or cash flows, actual results could differ materially from these estimates resulting in an increase in the allowance for sales credits and the corresponding provision for sales credits. We maintained an allowance for sales credits of approximately $10,000, $11,000 and $16,000 as of December 31, 2005 and 2006, and September 30, 2007, respectively.

Accounting for Stock-Based Compensation

Physician Stock-Based Compensation.    We record stock-based compensation expense in connection with any equity instrument awarded to our affiliated radiologists in accordance with EITF Issue No. 96-18. We calculate the stock-based compensation expense related to such issuance by determining the then current fair value of the award using a Black-Scholes model at the date of grant and at the end of each subsequent financial reporting period thereafter. Physician stock-based compensation expense is included in professional services expense.

Employee Stock-Based Compensation.    We also record stock-based compensation expense in connection with any award of stock options to employees and directors. We calculate the stock- based compensation expense associated with such awards to our employees and directors granted prior to January 1, 2006, in accordance with Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees, using the intrinsic value method and in accordance with Statement of Financial Accounting Standards No. 123R, Accounting for Stock Based Compensation, or SFAS 123R, for awards granted on or after January 1, 2006, by determining the fair value using a Black-Scholes model. We calculate the stock-based compensation expense related to awards to our employees and directors based on the fair value of awards on the date granted. Employee stock-based compensation expense is included in sales, general and administrative expense.

Determination of Fair Value of Our Stock Options.     As discussed above, we record stock-based compensation expense associated with our awards of stock options in accordance with SFAS 123R, and EITF Issue No. 96-18, as applicable, which require us to calculate the expense associated with such awards by determining their fair value. To determine the fair value, we use a Black-Scholes model that takes into account the exercise price of the award, the fair value and volatility of the common stock underlying the award, the risk-free interest rate and the contractual life of the award as determined at the date of grant.

In order to establish the exercise price of our stock options at various grant dates, our Board of Directors considered a number of relevant factors, including arm’s length equity transactions, current developments in the business, our financial prospects, the market performance of our primary competitor and our Board’s independent judgment.

Upon its review and analysis of these factors, our Board of Directors established the exercise price for the options being granted. The following table shows the fair value of one share of our common stock and the exercise price of one option granted on all of the stock option grant dates between January 1, 2004 and September 30, 2007.

Grant Date	Fair Value of One Share of Common Stock	Exercise Price of One Option Granted
January 2, 2004	$1.00	$1.00
May 15, 2004	1.00	1.00
July 7, 2004	1.00	1.00
October 20, 2004	2.00	2.00
November 23, 2004	2.00	2.00
June 22, 2005	3.75	3.75
June 30, 2005	3.75	4.75
October 21, 2005	4.50	5.50
March 30, 2006	11.02	12.00
April 18, 2006	11.02	12.00
July 1, 2006	11.92	12.00
April 1, 2007	12.00	12.00
April 2, 2007	12.00	12.00
May 9, 2007	12.00	12.00
May 29, 2007	12.00	12.00
June 20, 2007	19.23	19.23

On September 14, 2007 and October 26, 2007, our Board of Directors approved the grant of an aggregate of 515,150 options to purchase shares of our common stock (net of all forfeitures to date) to certain officers, directors, employees and independent contractor physicians, which are to be granted on the effective date of our registration statement on Form S-1, with an exercise price equal to the initial public offering price of one share of our common stock.

Since January 2004, when we first began to grant stock options, the fair value of our common stock, as established by our Board of Directors, has primarily increased. As described above, the change in our fair value reflects a number of factors, including increases in our actual and projected revenue and cash flow growth and decreases in the discount factor for a lack of liquidity in our common stock.

In connection with the preparation of our financial statements as of December 31, 2005, and for every quarterly period thereafter, our Board of Directors, or our management in the event that a stock option grant did not occur in conjunction with those quarterly periods, established what it believes to be a fair market value of our Series A Preferred Stock and common stock. The following table shows the fair value of one share of our Series A Preferred Stock and common stock at those dates.

	Fair Value of One Share of
	Series A Preferred Stock	Common Stock
December 31, 2005	$11.05	$7.85
March 31, 2006	13.75	11.02
June 30, 2006	14.83	11.92
September 30, 2006	16.10	14.53
December 31, 2006	14.21	13.26
March 31, 2007	12.89	12.00
June 30, 2007	19.76	19.23
September 30, 2007	21.12	20.58

The above determination of the fair value of our Series A Preferred Stock and common stock for the periods ended December 31, 2006 and prior was based primarily on the use of two valuation methodologies, which included the “income approach” and the “market approach.” The “income approach” estimates the present fair value of our Series A Preferred Stock and common stock based primarily upon a projection of our future revenues and cash flows, while the “market approach” estimates those same fair values based upon comparisons to publicly held companies whose stocks are actively traded and an analysis of the multiples at which those stocks are trading in the market.

In conjunction with use of the “income approach” and the “market approach,” in determining the fair value of our Series A Preferred Sock and common stock as of March 31, 2007, we considered the following factors:

•

Stock Purchase Between Certain Stockholders.    On April 23, 2007, Dr. Sean Casey, Dr. Eduard Michel, Dr. David Hunter, Dr. Gary Weiss, Brent J. Backhaus, Lorna J. Lusic and Dr. Ranie Pendarvis sold a total of 1,330,700 shares of the Company’s common stock at a price of $12.00 per share to Generation Capital Partners VRC LP and Generation Members Fund II LP for an aggregate purchase price of approximately $16.0 million pursuant to the terms of a stock purchase agreement. See “Certain Relationships and Related Party Transactions—Stock Purchase Between Certain Stockholders.” Some of the significant features of this transaction are as follows:

-	the seven selling stockholders that sold shares of our common stock consisted of two current members of management, three independent contractor physicians, and two former employees;

-	the buyers included Generation Capital Partners VRC LP, an entity that previously did not own any shares of the Company’s stock and that purchased approximately 87% of the shares of common stock sold in the transaction. The remaining 13% of the stock sold in the transaction was purchased by Generation Members’ Fund II LP;

-	the Company was not a buyer or a seller in the transaction; and

-	certain of our stockholders had contractual rights to participate in this transaction pursuant to the terms of the stockholders’ agreement, and, after being given an opportunity to participate, certain of our stockholders elected to exercise their contractual rights and participate in the transaction and certain of our other stockholders elected not to exercise their contractual rights and did not participate in the transaction.

•

Our Competitor’s Valuation.    Our principal competitor, NightHawk, experienced an approximate 29% decline in the market value of its common stock between December 31, 2006 and March 31, 2007. As NightHawk is the only publicly-traded competitor of which we are aware, the decline in NightHawk’s market value significantly influenced the assumed trading multiples in the valuation of our Series A Preferred Stock and common stock as of March 31, 2007; and

•

Separation Agreements with Certain Executive Officers.    Between December 2006 and January 2007, we entered into separation agreements with our former Chief Operating Officer and former Chief Technology Officer. Our Board of Directors determined that it would be necessary to complete a search process for a new Chief Operating Officer and a new Chief Technology Officer prior to the consummation of our initial public offering. These positions were not filled as of March 31, 2007 and, as a result, the absence of such officers and the lack of proximity to our initial public offering were factors in the March 31, 2007 valuation of our Series A Preferred Stock and common stock.

In conjunction with the use of the “income approach” and the “market approach,” in determining the fair value of our Series A Preferred Stock and common stock as of June 30, 2007, September 30, 2007 and through the date of this offering, we considered the following factors:

•

Improved Financial Performance.    Our Consolidated Adjusted EBITDA increased from approximately $2.8 million for the three months ended March 31, 2007 to approximately $4.1 million for the three months ended June 30, 2007 and approximately $5.7 million for the three months ended September 30, 2007. These approximately 43% and 39% increases, respectively, in Consolidated Adjusted EBITDA were significant drivers in the increase in the fair value of our Series A Preferred Stock and common stock between March 31, 2007 and June 30, 2007 and between June 30, 2007 and September 30, 2007. For a discussion of how we define Consolidated Adjusted EBITDA and a reconciliation of Consolidated Adjusted EBITDA to net cash provided by operating activities, please see “—Senior Credit Facility”;

•

Additions to the Management Team.    We were successful in hiring a new President and Chief Operating Officer and a new Chief Technology Officer during the three months ended June 30, 2007. As a result of these additions to the Company’s management team, our Board of Directors determined that we were in a position to move towards the consummation of our initial public offering;

•

Anticipated Timing of Our Initial Public Offering.    The decision by our Board of Directors to move forward with our initial public offering resulted in the establishment of the anticipated price range for our common stock to be sold in our initial public offering. This range was considered in the valuation of our Series A Preferred Stock and common stock as of June 30, 2007, September 30, 2007 and through the date of this offering; and

•

Our Competitor’s Valuation.    Our principal competitor, NightHawk, experienced an approximate 35% increase in the market value of its common stock between March 31, 2007 and September 30, 2007. As discussed above, NightHawk is the only publicly-traded competitor of which we are aware, and as a result the increase in NightHawk’s market value significantly influenced the assumed trading multiples in the valuation of our Series A Preferred Stock and common stock as of June 30, 2007, September 30, 2007 and through the date of this offering.

The “income approach” and the “market approach” are then weighted based on the likely exit strategy for a potential investor. Accordingly, as we have moved closer to our initial public offering we have placed a greater weighting on the “market approach” compared to the “income approach.” The valuation ranges established from these weightings are combined to determine an aggregate enterprise value of the Company. We allocate enterprise value to our Series A Preferred Stock and common stock primarily using the probability-weighted expected return method. We believe that investors typically seek disproportionately higher returns and significant control or influence over a company’s activities, as well as certain rights and preferences depending on the class of security and the risk associated with such security. In order to allocate enterprise value to our Series A Preferred Stock and common stock we have evaluated the specific features of the Series A Preferred Stock and common stock, including all risks, rights and preferences related to each class of stock, and assigned enterprise value in accordance with those features. The additional enterprise value that is attributed to the Series A Preferred Stock as compared with the common stock results from the increased risk and preferential rights associated with the Series A Preferred Stock and a preferred stockholder’s expectation of higher returns, along with a more significant level of control that such stockholders may have over the activities of the Company. Upon completion of our initial public offering, the Series A Preferred Stock will convert into common stock and all preferential rights associated with the Series A Preferred Stock will terminate. Accordingly, as we have moved closer to our initial public offering, the additional enterprise value attributable to the Series A Preferred Stock has decreased.

The totality of these factors were analyzed by our management and/or Board of Directors to determine a value for each share of our Series A Preferred Stock and common stock, assuming free marketability in each case.

In order to establish the fair value of our Series A Preferred Stock and common stock, as a privately held company, our management and/or Board of Directors then applied an appropriate discount factor to account for the lack of liquidity of our stock. The discount factor applied at each date was determined through an analysis of (i) the restrictions on the transferability of the shares of our stock, (ii) the generally accepted range for such discount factors for privately held companies considering an initial public offering, (iii) our progress toward completing our initial public offering and (iv) the inherent risk that our offering would not be consummated. Based on this analysis, our management and/or our Board of Directors applied the following discount factors:

Applied Discount Factor
December 31, 2005	15%
March 31, 2006	10
June 30, 2006	5
September 30, 2006	0
December 31, 2006	15
March 31, 2007	14
June 30, 2007	0
September 30, 2007	0

To the extent we have experienced changes in the anticipated timing of our initial public offering, the applied marketability discounts have been increased or decreased to reflect that fact. The decrease in the discount factor between December 31, 2005 and September 30, 2006 reflected our progress towards an anticipated initial public offering during the fourth quarter of 2006. The increase in the discount factor between September 30, 2006 and March 31, 2007 was due to the delay in the then anticipated timing of our initial public offering, which resulted from the decision by our Board of Directors regarding the completion of a search process for certain new executive officers prior to the consummation of our initial public offering, as discussed above. The decrease in the discount factor between March 31, 2007 and September 30, 2007 reflects progress towards an anticipated initial public offering during the fourth quarter of 2007.

Accounting for Series A Preferred Stock

On May 2, 2005, we issued 3,626,667 shares of Series A Preferred Stock, in an arm’s length transaction, for total consideration of approximately $13.6 million. Each share of Series A Preferred Stock is convertible, at the option of the holder, into one share of common stock. In June 2005, we began recording the current estimated fair value of the Series A Preferred Stock on a quarterly basis based on the fair market value of that stock as determined by management and/or our Board of Directors as described above. In accordance with Accounting Series Release No. 268, Presentation in Financial Statements of “Redeemable Preferred Stocks” and EITF Abstracts, Topic D-98, Classification and Measurement of Redeemable Securities, we record changes in the current fair value of the Series A Preferred Stock in the consolidated statements of changes in stockholders’ (deficiency) equity as accretion of Series A Cumulative Redeemable Convertible Preferred Stock and as additional paid-in capital, and in the consolidated statements of operations as Series A Cumulative Redeemable Convertible Preferred Stock accretion.

Upon completion of this offering, all outstanding shares of Series A Preferred Stock will automatically convert into common stock and the rights of the holders of our Series A Preferred Stock to exercise redemption rights will terminate. As a result, the amount reported as fair value of the Series A Preferred Stock at that time will be converted into additional paid-in capital in the consolidated statement of changes in stockholders’ equity. Furthermore, upon completion of this offering, the holders of the Series A Preferred Stock will have no right to receive dividends in respect thereof unless a dividend is previously declared by the Board of Directors.

Income Taxes

VRC recognizes income taxes under the asset and liability method. As such, deferred taxes are based on the temporary differences, if any, between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts. The deferred taxes are determined using the enacted tax rates that are expected to apply when the temporary differences reverse. Income tax expense is the tax payable for the period plus the change during the period in deferred income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Developing a provision for income taxes, including the effective tax rate and the analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets. Our judgment and tax strategies are subject to audit by various taxing authorities. While we believe we have provided adequately for our income tax liabilities in the consolidated financial statements, adverse determinations by these taxing authorities could have a material adverse effect on our consolidated financial condition, results of operations, and/or cash flows.

As previously noted, we consolidate our financial results under the provisions of FIN 46R. For income tax purposes, however, we are not considered a consolidated entity. As a result, income generated by the Affiliated Medical Practices, as well as any losses they are able to fund, are excluded from VRC’s calculation of income tax liability. In addition, losses generated by the Affiliated Medical Practices that are funded by VRC result in temporary differences between VRC’s book and tax bases of accounting. These temporary differences will reverse in future periods to the extent those losses are able to be recovered by VRC.

The 2005 federal income tax return of VRC recently underwent examination by the Internal Revenue Service, or the IRS. The IRS examination has now been closed, and the result of this examination was immaterial.

Results of Operations

The following table sets forth selected consolidated statements of operations data for each of the periods indicated as a percentage of revenue.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Operating costs and expenses:
Professional services	54.4	60.8	55.4	57.6	51.2
Physician cash compensation	50.6	50.6	47.2	47.2	44.8
Physician stock-based compensation	1.2	7.4	6.3	8.6	4.6
Medical liability expenses	2.6	2.8	1.9	1.8	1.8
Sales, general and administrative	53.5	47.5	41.2	40.0	35.0
Depreciation and amortization	1.7	2.2	2.5	2.5	2.7

Total operating costs and expenses	109.6	110.5	99.1	100.1	88.9

Operating (loss) income	(9.6)	(10.5)	0.9	(0.1)	11.1
Interest (expense) income, net	(0.8)	0.3	0.4	0.5	(0.3)
Non-controlling interest (expense) income	(0.5)	5.0	—	(0.8)	(3.3)
Income tax expense	—	(0.2)	(2.3)	(4.4)	(4.1)

Net (loss) income	(10.9)	(5.4)	(1.0)	(4.8)	3.4

Cash dividends paid on preferred stock	—	—	—	—	(21.5)
Series A Cumulative Redeemable Convertible Preferred Stock accretion	—	(104.4)	(21.1)	(48.2)	(39.6)

Net loss available to common stockholders	(10.9)%	(109.8)%	(22.1)%	(53.0)%	(57.7)%

Comparison of Nine Months Ended September 30, 2006 and September 30, 2007

Revenue

	Nine Months Ended September 30,		Change
	2006	2007	In Dollars	Percentage
	(dollars in thousands)
Revenue from reads	$37,732	$62,760	$25,028	66.3%
Other revenue	202	538	336	166.3

Total revenue	$37,934	$63,298	$25,364	66.9

The 66.9% increase in revenue for the nine months ended September 30, 2007, as compared to the nine months ended September 30, 2006, resulted primarily from an increase in the number of customers to whom we provided services, increased volume from new and existing customers and an increased number of higher-priced final reads. The number of customers to whom we provided services increased to 457 as of September 30, 2007 from 338 as of September 30, 2006. The number of medical facilities to whom we provided services increased to 787 as of September 30, 2007 from 596 as of September 30, 2007. For the nine months ended September 30, 2007, approximately 75% of our revenues from reads were derived from preliminary reads and approximately 25% from final reads, compared with approximately 83% from preliminary reads and approximately 17% from final reads for the nine months ended September 30, 2006. Same site volume growth increased approximately 17% for the nine months ended September 30, 2007, as compared to the nine months ended September 30, 2006. Same site volume growth measures the percentage increase in the number of reads over the comparable prior year period generated by a facility that has been under contract for at least three months at the beginning of the measurement period and remains a customer throughout that period. Other revenue, primarily representing revenue from technical support services to our customers, grew with the addition of new customers.

Operating Costs and Expenses

Professional Services

	Nine Months Ended September 30, 2006	Percentage of Revenue	Nine Months Ended September 30, 2007	Percentage of Revenue	Change
					In Dollars	Percentage
	(dollars in thousands)
Physician cash compensation expense	$17,903	47.2%	$28,379	44.8%	$10,476	58.5%
Physician stock-based compensation expense	3,250	8.6	2,928	4.6	(322)	(9.9)
Medical liability expense	702	1.8	1,127	1.8	425	60.5

Professional services	$21,855	57.6%	$32,434	51.2%	$10,579	48.4

The 48.4% increase in professional services expense for the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006, resulted primarily from a $10.5 million increase in physician cash compensation expense associated with our increased number of radiologists and a significant increase in the number of reads performed by these radiologists. As of September 30, 2007, the number of physicians performing reads increased 58.2%, from 67 as of September 30, 2006 to 106 as of September 30, 2007.

Sales, General and Administrative

	Nine Months Ended September 30, 2006	Percentage of Revenue	Nine Months Ended September 30, 2007	Percentage of Revenue	Change
					In Dollars	Percentage
	(dollars in thousands)
Sales, general and administrative	$15,164	40.0%	$22,137	35.0%	$6,973	46.0%

The 46.0% increase in sales, general and administrative expense for the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006, resulted from increased expenses related to employee compensation, sales and marketing, licensing and credentialing and other general and administrative expense.

•	Employee Compensation. Our employee compensation increased from $8.6 million for the nine months ended September 30, 2006 to $12.6 million for the nine months ended September

30, 2007. The 46.5% increase resulted primarily from the hiring of additional administrative and operations personnel to manage, operate and maintain our business, and from performance-based bonus compensation. As of September 30, 2007, the number of administrative and operations personnel increased 24.4%, from 168 as of September 30, 2006 to 209 as of September 30, 2007.

•

Sales and Marketing. Our sales and marketing expenses increased from $1.8 million for the nine months ended September 30, 2006 to $2.1 million for the nine months ended September 30, 2007. The 16.7% increase resulted primarily from higher commissions on increased revenue amounts, scheduled annual salary increases and expanded efforts in sales and marketing activities.

•

Licensing and Credentialing. Our licensing and credentialing related expenses increased from $633,000 for the nine months ended September 30, 2006 to $1.2 million for the nine months ended September 30, 2007. The 89.6% increase relates primarily to the amount and timing of initial and renewal license applications. As of September 30, 2007, the number of physicians performing reads increased 58.2%, from 67 as of September 30, 2006 to 106 as of September 30, 2007. In addition, the number of radiologists under contract but not yet reading increased 66.7% from 9 as of September 30, 2006 to 15 as of September 30, 2007. These factors resulted in the increase in licensing and credentialing costs.

•

Other General and Administrative. Our other general and administrative expenses increased from $2.9 million for the nine months ended September 30, 2006 to $4.8 million for the nine months ended September 30, 2007. The 65.5% increase resulted primarily from an increase in facilities expense and outside professional expense as well as other general operating expense commensurate with our increased activities.

We believe that sales, general and administrative expense, including the costs associated with the performance of the management services we have recently begun to provide to some of our customers and expenses related to being a public company, will increase as we continue to grow, but will decrease as a percentage of revenue.

Depreciation and Amortization Expense. Depreciation and amortization expense increased from $942,000 for the nine months ended September 30, 2006 to $1.7 million for the nine months ended September 30, 2007. This 80.5% increase was primarily due to the increase in depreciation expense related to additional capital equipment purchased for our operations.

Interest (Expense) Income, Net. Interest (expense) income, net decreased from income of $172,000 for the nine months ended September 30, 2006 to expense of $190,000 for the nine months ended September 30, 2007. This 210.5% increase resulted primarily from interest expense incurred on our term loan.

Non-Controlling Interest Expense (Income). Through consolidation, we recognize all net losses of the Affiliated Medical Practices in excess of the equity of those Affiliated Medical Practices and recognize income only to the extent we recover previously recognized losses. For the nine months ended September 30, 2006 and 2007, the non-controlling interest expense was $285,000 and $2.1 million, respectively, which reflects income generated by certain of our Affiliated Medical Practices for the periods then ended in excess of losses we previously recognized. The increase in the non-controlling interest expense for the nine months ended September 30, 2007 represents additional income generated by one of our Affiliated Medical Practices.

Income Tax Expense. Income tax expense increased from $1.7 million for the nine months ended September 30, 2006 to $2.6 million for the nine months ended September 30, 2007. This resulted primarily from the significant increase in both actual and projected taxable income used in calculating the tax expense for the nine months ended September 30, 2007.

Preferred Stock Accretion. Preferred stock accretion increased from $18.3 million for the nine months ended September 30, 2006 to $25.1 million for the nine months ended September 30, 2007. This accretion relates to our Series A Preferred Stock, which was issued on May 2, 2005, and is calculated based on the difference between the estimated fair value of the Series A Preferred Stock as of the consolidated balance sheet date compared to the fair value of the stock on the previous consolidated balance sheet date. The increase in the value of the Series A Preferred Stock between the two periods resulted in the change in the Preferred Stock accretion during the nine months ended September 30, 2007.

Comparison of the Years Ended December 31, 2005 and December 31, 2006

Revenue

	Year Ended December 31,		Change
	2005	2006	In Dollars	Percentage
	(dollars in thousands)
Revenue from reads	$26,813	$53,485	$26,672	99.5%
Other revenue	178	614	436	244.9

Total revenue	$26,991	$54,099	$27,108	100.4

The 100.4% increase in revenue for the year ended December 31, 2006, as compared to the year ended December 31, 2005, resulted primarily from an increase in the number of customers to whom we provided services, increased volume from new and existing customers and an increased number of higher-priced final reads. For the year ended December 31, 2006, approximately 81% of our revenues from reads were derived from preliminary reads and approximately 19% from final reads, compared with approximately 91% from preliminary reads and approximately 9% from final reads for the year ended December 31, 2005. The number of customers to whom we provided services increased to 374 as of December 31, 2006, from 238 as of December 31, 2005. The number of medical facilities to whom we provided services increased to 663 as of December 31, 2006, from 446 as of December 31, 2005. Same site volume growth increased approximately 20% for the year ended December 31, 2006, as compared to the year ended December 31, 2005. Same site volume growth measures the percentage increase in the number of reads over the comparable prior year period generated by a facility that has been under contract for at least three months at the beginning of the measurement period and remains a customer throughout that period. Other revenue, primarily representing revenue from technical support services to our customers, grew with the addition of new customers.

Operating Costs and Expenses

Professional Services

	Year Ended December 31, 2005	Percentage of Revenue	Year Ended December 31, 2006	Percentage of Revenue	Change
					In Dollars	Percentage
	(dollars in thousands)
Physician cash compensation expense	$13,670	50.6%	$25,505	47.2%	$11,835	86.6%
Physician stock-based compensation expense	1,995	7.4	3,415	6.3	1,420	71.2
Medical liability expense	751	2.8	1,053	1.9	302	40.2

Professional services	$16,416	60.8%	$29,973	55.4%	$13,557	82.6

The 82.6% increase in professional services expense for the year ended December 31, 2006, compared to the year ended December 31, 2005, resulted from increases in physician cash and non-cash compensation expense associated with our increased number of radiologists and a significant increase in the number of reads performed by radiologists together with additional medical liability insurance premiums. The increase in the non-cash component of professional service expense resulted from physician stock-based compensation related primarily to the increased fair value of our common stock. For the year ended December 31, 2006, the number of physicians performing reads increased 35.8%, from 53 for the year ended December 31, 2005 to 72 for the year ended December 31, 2006. The decrease in physician cash compensation expense as a percentage of revenue from 50.6% for the year ended December 31, 2005 to 47.2% for the year ended December 31, 2006 primarily resulted from our rapid engagement of physicians in the first half of 2005 in anticipation of significant sales growth and seasonal demand, and our better matching of capacity with demand for the first half of 2006.

Sales, General and Administrative

	Year Ended December 31, 2005	Percentage of Revenue	Year Ended December 31, 2006	Percentage of Revenue	Change
					In Dollars	Percentage
Sales, general and administrative	$12,814	47.5%	$22,270	41.2%	$9,456	73.8%

The 73.8% increase in sales, general and administrative expense for the year ended December 31, 2006, compared to the year ended December 31, 2005, resulted from increased expenses for employee compensation, information technology, facilities, licensing and credentialing, sales and marketing and other general administrative expense.

•

Employee Compensation. Our employee compensation expense increased from $6.8 million for the year ended December 31, 2005 to $11.8 million for the year ended December 31, 2006. The 73.5% increase resulted primarily from the hiring of additional administrative and operations personnel to manage, operate and maintain our business, and from performance-based bonus compensation. As of December 31, 2006, the number of administrative and operations personnel increased 44.2% from 129 as of December 31, 2005 to 186 as of December 31, 2006.

•

Sales and Marketing. Our sales and marketing expenses increased from $1.5 million for the year ended December 31, 2005 to $3.1 million for the year ended December 31, 2006. The 106.7% increase resulted from an increase in the number of our sales and marketing personnel and expanded efforts in sales and marketing activities and programs. As of December 31, 2006, the number of sales and marketing personnel increased 22.7%, from 22 as of December 31, 2005 to 27 as of December 31, 2006.

•

Information Technology. Our information technology expense increased from $1.3 million for the year ended December 31, 2005 to $1.7 million for the year ended December 31, 2006. The 30.8% increase resulted from increased provisioning costs for communications bandwidth and additional radiologist network connections together with increases in software transactional costs associated with increased volumes, partially offset by a decrease in software transactional costs resulting from our implementation of our own RIS in February 2006.

•

Licensing and Credentialing. Our licensing and credentialing related expenses increased from $886,000 for the year ended December 31, 2005 to $938,000 for the year ended December 31, 2006. The 5.9% increase relates primarily to the amount and timing of initial and renewal license applications and was partially offset by the comparatively lower costs of renewal applications.

•

Other General and Administrative. Our other general and administrative expenses increased from $2.2 million for the year ended December 31, 2005 to $4.7 million for the year ended December 31, 2006. The 113.6% increase resulted from an increase in facilities expense, outside professional expense as well as other general operating expense commensurate with our increased activities.

We believe that sales, general and administrative expenses, including the costs associated with the performance of the management services we have recently begun to provide to some of our customers and as a result of expenses related to being a public company, will increase as we continue to grow, but will decrease as a percentage of revenue.

Depreciation and Amortization Expense. Depreciation and amortization expense increased from $586,000 for the year ended December 31, 2005 to $1.4 million for the year ended December 31, 2006. This 138.9% increase was primarily due to the increase in depreciation expense related to additional capital equipment purchased for our operations. We believe that depreciation and amortization expense will increase in the future, but will decrease as a percentage of revenue.

Interest (Expense) Income, Net. Interest (expense) income, net, increased from income of $56,000 for the year ended December 31, 2005 to income of $217,000 for the year ended December 31, 2006. This increase resulted from interest income earned on the net proceeds of our sale of Series A Preferred Stock in May 2005, net of interest expense on our revolving line of credit repaid from the proceeds of that sale.

Non-Controlling Interest Expense (Income). Through consolidation, we recognize all net losses of the Affiliated Medical Practices in excess of the equity of the Affiliated Medical Practices. For the period ended December 31, 2005 VRP experienced net losses that changed VRP’s equity position to a net deficit and, as a result we recognized non-controlling interest income of $1.4 million relating to losses previously absorbed by VRC. During the year ended December 31, 2006, the non-controlling interest expense was $25,000, which reflects income generated by one of our Affiliated Medical Practices during that period.

Income Tax Expense. Income tax expense increased from $58,000 for the year ended December 31, 2005 to $1.2 million for the year ended December 31, 2006. As previously discussed, we consolidate our financial results in accordance with FIN 46(R). However, for income tax purposes, VRC is a single tax entity that is taxed as a corporation and is not included in a tax consolidated group with the Affiliated Medical Practices. As a result, tax losses of the Affiliated Medical Practices are not available to offset taxable income of VRC. The difference in the consolidated group for financial statement purposes and tax purposes, combined with the valuation allowances established for deferred tax assets related to net operating loss carryforwards of certain of the Affiliated Medical Practices, resulted in the increase in income tax expense for the year ended December 31, 2006 compared to the year ended December 31, 2005. In addition, the increase also resulted from the utilization of the net operating loss carry-forwards previously not recognized which eliminated VRC’s taxable income for the year ended December 31, 2005. There were no operating loss carry-forwards to be utilized for the year ended December 31, 2006. These factors resulted in an effective tax rate of 175.9% for the year ended December 31, 2006 compared to a negative 4.1% for the year ended December 31, 2005.

Preferred Stock Accretion. Preferred stock accretion decreased from $28.2 million for the year ended December 31, 2005 to $11.4 million for the year ended December 31, 2006. This accretion relates to our Series A Preferred Stock, which was issued on May 2, 2005, and is calculated based on the difference between the estimated fair value of the Series A Preferred stock as of the consolidated balance sheet date compared to the fair value of the stock on the previous consolidated balance sheet date.

Comparison of Years Ended December 31, 2004 and December 31, 2005

Revenue

	Year Ended December 31,		Change
	2004	2005	In Dollars	Percentage
	(dollars in thousands)
Revenue from reads	$12,808	$26,813	$14,005	109.3%
Other revenue	91	178	87	95.6

Total revenue	$12,899	$26,991	$14,092	109.2

The 109.2% increase in revenue for the year ended December 31, 2005, as compared to the year ended December 31, 2004, resulted primarily from an increase in the number of customers to whom we provided services, increased volume from new and existing customers and the provision of higher-priced final reads beginning in December 2004. For the year ended December 31, 2005, approximately 91% of our revenues from reads were derived from preliminary reads and approximately 9% from final reads. We began providing final reads in December 2004 and as a result, during the year ended December 31, 2004, the revenues derived from final reads were immaterial. The number of customers to whom we provided services increased to 238 for the year ended December 31, 2005 from 123 for the year ended December 31, 2004. The number of medical facilities to whom we provided services increased to 446 for the year ended December 31, 2005 from 216 for the year ended December 31, 2004. Same site volume growth increased 24% for the year ended December 31, 2005, as compared to the year ended December 31, 2004. Same site volume growth measures the percentage increase in the number of reads over the comparable prior year period generated by a facility that has been under contract for at least three months at the beginning of the measurement period and remains a customer throughout that period. Other revenue, primarily representing revenue from technical support services to our customers, grew with the addition of new customers.

Operating Costs and Expenses

Professional Services

	Year Ended December 31, 2004	Percentage of Revenue	Year Ended December 31, 2005	Percentage of Revenue	Change
					In Dollars	Percentage
	(dollars in thousands)
Physician cash compensation expense	$6,523	50.6%	$13,670	50.6%	$7,147	109.6%
Physician stock-based compensation expense	154	1.2	1,995	7.4	1,841	1,195.5
Medical liability expense	336	2.6	751	2.8	415	123.5

Professional Services	$7,013	54.4%	$16,416	60.8%	$9,403	134.1

The 134.1% increase in professional service expense for the year ended December 31, 2005, compared to the year ended December 31, 2004, resulted from increases in physician cash and non-cash compensation expense associated with our increased number of radiologists and the initiation of day coverage for the provision of final reads, as well as increased services performed by radiologists. The increase in professional service expense also includes additional medical liability insurance premiums. The increase in the non-cash component of professional services expense resulted from physician stock-based compensation related primarily to the increased fair value of our common stock. For the year ended December 31, 2005, the number of physicians performing reads increased 55.9%, from 34 for the year ended December 31, 2004 to 53 for the year ended December 31, 2005.

Sales, General and Administrative

	Year Ended December 31, 2004	Percentage of Revenue	Year Ended December 31, 2005	Percentage of Revenue	Change
					In Dollars	Percentage
	(dollars in thousands)
Sales, general and administrative	$6,899	53.5%	$12,814	47.5%	$5,915	85.7%

The 85.7% increase in sales, general and administrative expense for the year ended December 31, 2005 compared to the year ended December 31, 2004 resulted from increased expenses for employee compensation, information technology, facilities, licensing and credentialing, sales and marketing and other general administrative expense.

•

Employee Compensation.    Our employee compensation expense increased from $3.3 million for the year ended December 31, 2004 to $6.8 million for the year ended December 31, 2005. The 106.1% increase resulted primarily from the hiring of additional administrative and operations personnel to manage, operate and maintain our growing business, and to performance-based bonus compensation. As of December 31, 2005, the number of administrative and operations personnel increased 111.5%, from 61 as of December 31, 2004 to 129 as of December 31, 2005.

•

Sales and Marketing.    Our sales and marketing expenses increased from $815,000 for the year ended December 31, 2004 to $1.5 million for the year ended December 31, 2005. The 84.0% increase resulted from an increase in the number of our sales and marketing personnel and expanded efforts in sales and marketing activities and programs. As of December 31, 2005, the number of sales and marketing personnel increased 214.3%, from seven as of December 31, 2004 to 22 as of December 31, 2005.

•

Information Technology.    Our information technology expenses increased from $764,000 for the year ended December 31, 2004 to $1.3 million for the year ended December 31, 2005. The 70.2% increase resulted from increased provisioning costs for communications bandwidth and additional radiologist network connections together with increases in software transactional costs associated with increased read volumes.

•

Licensing and Credentialing.    Our licensing and credentialing expenses increased from $669,000 for the year ended December 31, 2004 to $886,000 for the year ended December 31, 2005. The 32.4% increase relates primarily to the amount and timing of initial and renewal license applications.

•

Other General and Administrative.    Our other general administrative expenses increased from $1.3 million for the year ended December 31, 2004 to $2.2 million for the year ended December 31, 2005. The 69.2% increase resulted primarily from increased facility expenses incurred, increased professional fees as well as other general operating expense commensurate with our increased operating activities.

We believe that sales, general and administrative expenses, including the costs associated with becoming a public company, will increase in dollars as we continue to grow, but will decrease as a percentage of revenue.

Depreciation and Amortization Expense.    Depreciation and amortization increased from $230,000 for the year ended December 31, 2004, to $586,000 for the year ended December 31, 2005. This 154.8% increase was primarily due to the increase in depreciation expense related to additional capital equipment purchased for our operations.

Interest (Expense) Income, Net.    Interest (expense) income, net, increased from expense of $95,000 for the year ended December 31, 2004, to income of $56,000 for year ended December 31,

2005. This 158.9% increase resulted from interest income earned on the net proceeds of our sale of Series A Preferred Stock in May 2005, net of interest expense on our revolving line of credit repaid from the proceeds of that sale.

Non-Controlling Interest Expense (Income).    Through consolidation, we recognize all net losses of each Affiliated Medical Practice in excess of the equity of that Affiliated Medical Practice. We recognize net earnings of each Affiliated Medical Practice only to the extent we are recovering losses previously recognized by us with respect to that Affiliated Medical Practice. Earnings of each Affiliated Medical Practice in excess of losses previously recognized by us with respect to that Affiliated Medical Practice are excluded from our earnings and are attributed to the respective equity owners of that Affiliated Medical Practice by recording such earnings as non-controlling interest on our consolidated financial statements. During the year ended December 31, 2004, we had only one Affiliated Medical Practice, which had earnings that exceeded losses previously recognized by us resulting in non-controlling interest expense of $62,000. During the year ended December 31, 2005, that Affiliated Medical Practice experienced net losses that changed its equity position to a net deficit. As a result, we recognized non-controlling interest income of $1.4 million relating to losses previously absorbed by VRC.

Preferred Stock Accretion.    Preferred stock accretion was $28.2 million for the year ended December 31, 2005. This accretion relates to our Series A Preferred Stock, which was issued on May 2, 2005, and is calculated based on the difference between the estimated fair value of the Series A Preferred Stock as of the consolidated balance sheet date compared to the fair value of the stock on the date it was issued.

Quarterly Results of Operations

The following table presents our unaudited consolidated results of operations and other financial data for the last eight quarters. The financial data presented below for the three months ended December 31, 2005 reflects the consolidated operations of Virtual Radiologic Consultants, Inc., our predecessor corporation, and Virtual Radiologic Professionals, LLC. The financial data presented below for the three months ended March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 reflects the consolidated operations of Virtual Radiologic Corporation and the Affiliated Medical Practices. You should read the following table in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements in accordance with GAAP, and the rules and regulations of the SEC for interim financial statements. These interim financial statements reflect all adjustments consisting of normal recurring accruals, which, in the opinion of management, are necessary to present fairly the results of our operations for the interim periods.

	Three Months Ended
	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007
	(in thousands)
Consolidated Statements of Operations Data:
Revenue	$8,226	$9,674	$12,383	$15,877	$16,165	$18,102	$21,163	$24,033
Operating costs and expenses(1)	9,656	10,971	12,199	14,791	15,633	16,026	20,002	20,244

Operating (loss) income	(1,430)	(1,297)	184	1,086	532	2,076	1,161	3,789
Other (expense) income
Interest expense	(14)	(9)	(12)	(7)	(9)	(6)	(1)	(435)
Interest income	70	60	65	75	54	43	71	138

Other income (expense)	56	51	53	68	45	37	70	(297)

(Loss) income before non-controlling interest and income tax	(1,374)	(1,246)	237	1,154	577	2,113	1,231	3,492

Non-controlling interest (income) expense	(339)	95	100	90	(260)	680	(341)	1,752
Income tax expense (benefit)	58	209	413	1,058	(454)	392	995	1,192

Net income (loss)	(1,093)	(1,550)	(276)	6	1,291	1,041	577	548
Cash dividends paid:
Preferred	—	—	—	—	—	—	—	(13,597)
Series A Cumulative Redeemable Convertible Preferred Stock (accretion) decretion	(21,376)	(9,768)	(3,924)	(4,589)	6,844	4,774	(24,892)	(4,950)

Net (loss) income available to common stockholders	$(22,469)	$(11,318)	$(4,200)	$(4,583)	$8,135	$5,815	$(24,315)	$(17,999)

(1)	Includes the non-cash stock-based compensation and depreciation and amortization charges set forth in the following table:

	Three Months Ended
	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007
	(in thousands)
Professional services Non-cash stock-based compensation	$1,571	$1,500	$653	$1,097	$166	$(105)	$2,158	$875
Sales, general and administrative
Non-cash stock-based compensation	—	9	22	19	65	27	89	292
Depreciation and amortization	219	268	327	347	409	498	549	654

	$1,790	$1,777	$1,002	$1,463	$640	$420	$2,796	$1,821

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Investments

Our financial position includes cash and cash equivalents of $6.0 million and $11.5 million at December 31, 2006 and September 30, 2007, respectively.

We have historically funded our operations from cash flows generated by our operating activities, proceeds from the sale of our Series A Preferred Stock and common stock, and borrowings under our revolving credit facility. The reported changes in cash and cash equivalents for the years ended December 31, 2004, 2005 and 2006 and for the nine months ended September 30, 2006 and 2007, are summarized below:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands)

Net cash provided by (used in) operating activities	$203	$(1,794)	$3,977	$4,131	$5,194
Net cash (used in) provided by investing activities	(360)	(7,754)	1,208	2,785	(3,574)
Net cash provided by (used in) financing activities	566	12,151	(2,315)	(2,131)	3,897

Increase in cash and cash equivalents	$409	$2,603	$2,870	$4,785	$5,517

Cash Flows from Operating Activities

For the nine months ended September 30, 2007, we generated $5.2 million of net cash from operating activities from net income of $2.2 million. Our net cash provided by operations during this period included an increase in our accounts receivable of $5.2 million, which resulted primarily from the growth in our business and a $1.9 million increase in current taxes receivable as a result of a projected taxable loss for the year ended December 31, 2007. In addition, the net cash provided by operating activities included an increase in accrued expenses of $2.1 million resulting primarily from an increase in professional services compensation, and a decrease in prepaid expenses of $1.2 million resulting primarily from the amortization of our prepaid medical malpractice insurance.

For the year ended December 31, 2006, we generated $4.0 million of net cash from operating activities from a net loss of $529,000. Our net cash from operations during this period included an increase in our accounts receivable of $4.6 million, which resulted primarily from the growth in our business and an increase in the average number of days our sales were outstanding from approximately 46 days for the year ended December 31, 2005 to 48 days for the year ended December 31, 2006. The net cash from operating activities included an increase in accounts payable and accrued expenses of $4.0 million, which related primarily to increases in accrued compensation expense and accrued professional fees for employees and independent contractor physicians. In addition, the net cash from operating activities included an increase in current taxes payable of $608,000.

Cash Flows from Investing Activities

Net cash used in investing activities was $3.6 million for the nine months ended September 30, 2007. The cash used was primarily for capital expenditures associated with the purchase of equipment and continued investment in our information technology infrastructure.

Net cash provided by investing activities was $1.2 million for the year ended December 31, 2006, which was comprised primarily of the maturation of a short-term investment, partially offset by capital expenditures associated with purchases of equipment and continued investment in our information technology infrastructure.

Cash Flows from Financing Activities

Net cash provided by financing activities was $3.9 million for the nine months ended September 30, 2007. Our net cash provided by financing activities included an increase of $3.6 million as a result of tax benefits generated by the disqualified disposition of stock options during the period. In addition, cash flows from financing activities included net proceeds from the issuance of common stock of $1.2 million that resulted from the exercise of stock options and warrants during the period, and payments related to the costs associated with our anticipated initial public offering of $674,000. Our net cash provided by financing activities also included an increase of $41.0 million related to the incurrence of debt under the term loan under our Senior Credit Facility, which was partially offset by an approximately $1.2 million decrease in cash provided by financing activities resulting from the payment of debt issuance costs and an approximately $39.9 million decrease resulting from the payment of a dividend declared by our Board of Directors.

Net cash used in financing activities was $2.3 million for the year ended December 31, 2006. During this period the net cash provided by financing activities included payment on a related party payable of $200,000 relating to the concurrent receipt of the same amount from one of our affiliated radiologists in connection with the concurrent redemption and resale of shares of our common stock. In addition, net cash used in financing activities for the twelve month period also included $1.8 million of payments related to the costs associated with our anticipated initial public offering and $292,000 of payments on capital leases.

Future Liquidity Requirements

We believe that our cash balances and the expected cash flow from operations, along with the anticipated proceeds from this offering, will be sufficient to fund our operating activities, working capital and capital expenditure requirements for at least the next eighteen months. We expect our long-term liquidity needs to consist primarily of working capital and capital expenditure requirements. We intend to fund these long-term liquidity needs from cash generated from operations along with cash generated by potential future financing transactions. However, our ability to generate cash is subject to our performance, general economic conditions, industry trends and other factors. Many of these factors are beyond our control and cannot be anticipated at this time. To the extent that funds generated by this public offering, together with existing cash and securities and cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. See “—Senior Credit Facility.” If additional funds are obtained by issuing equity securities, substantial dilution to existing stockholders may result. We are not currently a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, although we may enter into these types of arrangements in the future, which could also require us to seek additional debt or equity financing. Additional funds may not be available on terms favorable to us or at all.

Contractual Obligations and Commitments

The following table presents a summary of our contractual obligations and commitments as of September 30, 2007, excluding our Series A Preferred Stock. Upon the completion of this offering, all outstanding shares of our Series A Preferred Stock will convert into shares of our common stock and the rights of the holders of our Series A Preferred Stock to receive accreted dividends will terminate. The professional services agreements that we entered into with our affiliated radiologists are not included in the following table because those contracts, subject to certain notice provisions, may be terminated by either party.

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating Lease Commitments(1)	$1,691	$567	$986	$138	$—
Debt(2)	$41,000	$3,000	$13,000	$25,000	$—

(1)	Operating lease commitments primarily consist of leases for our office facilities in Minnetonka, Minnesota, Eden Prairie, Minnesota, Maui, Hawaii and Mountainview, California.
(2)	Debt consists of the current and long term payment obligations under the term loan under our Senior Credit Facility.

We did not have any current or future capital lease commitments as of September 30, 2007.

Revolving Credit Facility with Associated Bank

In December 2006, we terminated our revolving credit facility with Associated Commercial Finance, Inc. and entered into a new revolving credit facility with Associated Bank, National Association. Pursuant to the terms of the new revolving credit facility, up to $2.0 million was available to us provided that such amount did not exceed 80% of our outstanding accounts receivable. Our obligations under the new revolving credit facility were secured by a pledge of our accounts receivable and a security interest in our other property. We were able to voluntarily prepay any amounts outstanding under the new revolving credit facility without penalty or fees. Any amounts outstanding under the new revolving credit facility incurred interest at a rate equal to the greater of 5% or the prime rate. We were required to pay a non-use fee for any unborrowed amounts under the new revolving credit facility at a rate of 0.25% per annum. Under the terms of the new revolving credit facility, we were subject to, among other things, restrictions on incurring additional debt, liens and encumbrances. We terminated the new revolving credit facility, which was undrawn as of the date of its termination, in August 2007 in connection with the closing of our Senior Credit Facility described below.

Senior Credit Facility

We entered into the Senior Credit Facility on August 29, 2007 that is comprised of a $4.0 million revolver, which is undrawn as of the date hereof, and a $41.0 million term loan, of which $41.0 million was outstanding as of September 30, 2007. The proceeds of the term loan after the payment of fees and expenses incurred in connection with the Senior Credit Facility, together with cash on hand, were used to fund a one-time dividend of $3.00 per share that was declared by our Board of Directors on August 10, 2007. On September 5, 2007, we paid an aggregate of approximately $39.9 million in respect of the dividend to all of our stockholders of record as of August 29, 2007. Upon repayment of the amounts outstanding under the term loan under the Senior Credit Facility, which we expect to repay with the proceeds from this offering, the term loan will be terminated and will not be available for borrowing. For an amortization schedule of the Senior Credit Facility, see page F-21.

The following is a summary of certain material provisions of the Senior Credit Facility; however, the following is not intended to summarize all of the material provisions of the Senior Credit Facility. A copy of the agreement governing the Senior Credit Facility has been filed as an exhibit to the Registration Statement of which this prospectus forms a part.

Interest Rate and Fees

The interest rates per annum applicable to the loans under the Senior Credit Facility will be, at our option, equal to either a base rate or an adjusted LIBO rate, in each case, plus an applicable margin percentage. The base rate will be the greater of: (i) 50 basis points above the weighted average of rates on overnight Federal funds as published by the Federal Reserve Bank of New York and (ii) Bloomberg’s prime rate as published by Bloomberg Professional Service. The adjusted LIBO rate will be determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan as adjusted for the maximum reserve requirement established by the Board of Governors of the Federal Reserve System. The applicable margin percentage is a percentage per annum equal to: (x) 3.00% for base rate loans and 4.25% for LIBO rate loans until the first business day after the administrative agent’s receipt of our consolidated financial statements for the quarter ending September 30, 2007; and (y) a percentage ranging from 2.50% to 3.00% for base rate loans and 3.75% to 4.25% for LIBO rate loans, in each case depending upon our leverage ratio as of the relevant date of determination, for the period thereafter. As of September 30, 2007, the applicable interest rate, including the margin percentage, was 10.75%.

Accrued interest on the term loan is payable quarterly and at the date of maturity. Accrued interest on the revolver is payable quarterly from the date that the funds are drawn under the revolver.

Under the terms of the Senior Credit Facility, we are required to pay the administrative agent certain fees. In addition, we are required to pay a commitment fee of 50 basis points per annum on any unused commitments under the revolver.

Mandatory Prepayments

Subject to certain exceptions, the Senior Credit Facility requires mandatory prepayments of the term loan based on certain percentages of Excess Cash Flow (as defined therein) commencing 20 days after the completion of the audit of the annual financial statements for the year ending December 31, 2008. In addition, mandatory prepayments are required under the terms of the Senior Credit Facility based on the Net Available Proceeds (as defined therein) from asset sales and from the issuance of certain equity or debt securities, which includes the issuance of equity securities pursuant to this offering.

Collateral and Guarantors

The indebtedness outstanding under the Senior Credit Facility is guaranteed by the Affiliated Medical Practices, and is secured by a security interest in substantially all of the existing and future property and assets, including, but not limited to, accounts receivable, inventory, equipment, general intangibles, intellectual property and other personal property, of Virtual Radiologic Corporation and the Affiliated Medical Practices.

Certain Covenants

The Senior Credit Facility requires compliance with certain financial ratios and covenants, including a leverage ratio, a fixed charge coverage ratio and a minimum Consolidated Adjusted EBITDA, including a minimum trailing twelve-month Consolidated Adjusted EBITDA.

Leverage ratio is defined in the Senior Credit Facility, as of any date, as the ratio of the total indebtedness of Virtual Radiologic Corporation on a consolidated basis to Consolidated Adjusted EBITDA for the period of the four consecutive fiscal quarters most recently ended. The Senior Credit Facility provides that the leverage ratio may not be greater than 3.75 to 1.0 for September 30, 2007; 3.25 to 1.0 for December 31, 2007; 2.75 to 1.0 for March 31, 2008; 2.50 to 1.0 for June 30, 2008; 2.25 to 1.0 for September 30, 2008 and December 31, 2008; 2.00 to 1.0 for March 31, 2009 and June 30, 2009; 1.75 to 1 for September 30, 2009 and December 31, 2009; and 1.50 to 1 for March 31, 2010 and thereafter.

Fixed charge coverage ratio is defined in the Senior Credit Facility, as of the date of determination, the ratio of Consolidated Cash Flow (as defined therein) for the period of the four consecutive fiscal quarters ending on or most recently ended prior to such date of determination to Consolidated Debt Service (as defined therein) for such period. The Senior Credit Facility provides that the fixed charge coverage ratio, as of the last day of the applicable period, may not be less than 1.15 to 1.0 for September 30, 2007, December 31, 2007, March 31, 2008 and June 30, 2008; 1.20 to 1.0 for September 30, 2008, December 31, 2008, March 31, 2009 and June 30, 2009; and 1.35 to 1.0 for September 30, 2009, December 31, 2009, March 31, 2010 and thereafter.

The Senior Credit Facility defines Consolidated Adjusted EBITDA as consolidated net income (loss) excluding the effect of income tax expense, non-controlling interest, interest expense (income), net, depreciation and amortization and certain other non-recurring expenses or charges and the effect of employee and physician non-cash stock-based compensation expense. The Senior Credit Facility requires a minimum trailing twelve-month Consolidated Adjusted EBITDA of $11.0 million for the twelve months ended September 30, 2007. For the nine months ended September 30, 2006, the year ended December 31, 2006 and the nine months ended September 30, 2007, our Consolidated Adjusted EBITDA was approximately $4.4 million, $6.0 million and $12.5 million, respectively. In addition, our Consolidated Adjusted EBITDA for the trailing twelve-months ended September 30, 2007 was approximately $14.3 million. The Senior Credit Facility provides that the Consolidated Adjusted EBITDA for the period of the four consecutive fiscal quarters ending on or most recently ended prior to such date of determination may not be less than $12.75 million for December 31, 2007; $14.75 million for March 31, 2008; $16.0 million for June 30, 2008; $17.0 million for September 30, 2008; $17.5 million for December 31, 2008; $18.0 million for March 31, 2009; $18.5 million for June 30, 2009; $19.0 million for September 30, 2009; $19.25 million for December 31, 2009; and $19.5 million for March 31, 2010 and thereafter.

Consolidated Adjusted EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net cash provided by (used in) operating activities or any other GAAP measure as an indicator of liquidity. Because not all companies use identical calculations, this presentation of Consolidated Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

Consolidated Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use since it does not consider certain cash requirements, such as interest payments, tax payments, non-controlling interest, debt service requirements and capital expenditures.

The following is a reconciliation of Consolidated Adjusted EBITDA to net cash provided by operating activities:

	Year Ended December 31, 2006	Nine Months Ended September 30,		Twelve Months Ended September 30,
		2006	2007	2007
	(in thousands)			(in thousands)
Net cash provided by (used in) operating activities	$3,977	$4,131	$5,194	$5,040
Provision for doubtful accounts and sales allowance	191	60	188	319
Interest and discount amortization	(67)	(67)	26	26
Loss on disposal of property, plant and equipment	90	55	12	47
Interest (expense) income, net	217	172	(190)	(145)
Income tax expense	(1,226)	(1,680)	(2,579)	(2,125)
Deferred income taxes, net	64	—	(52)	12
Changes in operating assets and liabilities, net	(679)	1,376	(4,273)	(6,328)
Other non-recurring expenses(1)	(683)	(153)	(486)	(1,016)

Consolidated Adjusted EBITDA	$6,070	$4,368	$12,548	$14,250

(1)	Other non-recurring expenses includes the following:

	Year Ended December 31, 2006	Nine Months Ended September 30,		Twelve Months Ended September 30,
		2006	2007	2007
	(in thousands)			(in thousands)
Other non-recurring expenses:
Non-capitalized offering costs	$(266)	$(153)	$(133)	$(246)
Executive severance costs	(330)	—	(168)	(498)
Executive placement costs	(87)	—	(185)	(272)

Total	$(683)	$(153)	$(486)	$(1,016)

The Company’s compliance with the foregoing financial covenants are material terms of the Senior Credit Facility as the failure to comply with such financial covenants could result in an event of default thereunder.

In addition, the Senior Credit Facility includes negative covenants restricting or limiting our ability to, among other things:

•	create, incur, assume or permit additional indebtedness or guarantees;

•	create, incur, assume or permit to exist additional liens;

•	engage in mergers, consolidations and certain other transactions;

•	dispose of assets;

•	enter into sale leaseback transactions;

•	pay any dividends other than stock dividends;

•	alter the business that the Company is currently engaged in;

•	make investments; and

•	enter into transactions with affiliates.

Such negative covenants are subject to certain exceptions. We are currently in compliance with all of the covenants contained in the Senior Credit Facility.

Certain Events of Default

The Senior Credit Facility provides for certain events of default, including, but not limited to, the following:

•	the failure to pay any principal of any loan when and as due and payable;

•	the failure to pay any interest on any loan or any fee or any other amount payable under any Financing Document (as defined therein) when due and payable;

•

any representation made in any Financing Document (as defined therein) or in any document furnished pursuant to or in connection with any Financing Document is incorrect in any material respect when made;

•

defaults under covenants contained in the Senior Credit Facility, with certain covenant defaults providing for no cure period and other covenant defaults providing for a cure period of 30 days after notice to Virtual Radiologic Corporation or after one of the specified executive officers becomes aware of such failure, subject to certain exceptions;

•

one or more judgments in an aggregate amount in excess of $750,000 is rendered against Virtual Radiologic Corporation or the Affiliated Medical Practices and such judgment remains undischarged or unstayed for a period of 45 days;

•	default under any other indebtedness in an aggregate amount in excess of $750,000;

•	the occurrence of a Change in Control (as defined therein); and

•	certain bankruptcy related events.

If such an event of default occurs, the lenders under the Senior Credit Facility would be entitled to take various actions, including, but not limited to, the ability to terminate any commitments they have to provide further borrowings and the acceleration of amounts due thereunder.

This offering will not constitute a Change in Control under the Senior Credit Facility.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

We currently do not have significant exposure to foreign currency exchange rates as all of our transactions are denominated in U.S. dollars.

Interest Rate Market Risk

Our cash is invested in bank deposits and money market funds denominated in U.S. dollars. The carrying value of our cash, restricted cash, accounts receivable, other current assets, trade accounts payable, accrued expenses and customer deposits, and borrowings under the term loan under our Senior Credit Facility approximate fair value because of the short period of time to maturity.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting treatment (recognition and measurement) for an income tax position taken in a tax return and recognized in a company’s financial statement. The new standard also contains guidance on “de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.” The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Our adoption of FIN 48 did not have a material impact on our consolidated results of operations or financial position.

In September 2006, the Securities and Exchange Commission Staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). This SAB addresses diversity in practice of quantifying financial statement misstatements. It establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. The SAB is effective for financial statements issued for fiscal years ending after November 15, 2006. We believe the adoption of SAB 108 will not have a material impact on our consolidated results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of this statement. We do not believe the adoption of SFAS No. 157 will have a material impact on our consolidated results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). This standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157, Fair Value Measurements. We do not believe the adoption of SFAS No. 159 will have a material impact on our consolidated results of operations or financial position.

BUSINESS

Overview

We believe we are one of the leading providers of teleradiology services in the United States. According to Frost & Sullivan, we are the second largest provider of teleradiology services in the United States. We serve our customers—radiology practices, hospitals, clinics and diagnostic imaging centers—by providing reads 24 hours a day, seven days a week, 365 days a year. Our unique distributed operating model provides our qualified team of American Board of Radiology-certified radiologists with the flexibility to choose the location from which they work, primarily within the United States, and allows us to serve customers located throughout the country. We provide these services through a robust, highly scalable communications network incorporating encrypted broadband internet connections and proprietary workflow management software. We have developed a strong customer base and experienced significant revenue growth from $12.9 million in 2004 to $27.0 million in 2005 and $54.1 million in 2006. We have incurred net losses of $1.4 million, $1.5 million and $0.5 million in 2004, 2005 and 2006, respectively. In addition, our revenues grew from $37.9 million for the nine months ended September 30, 2006 to $63.3 million for the nine months ended September 30, 2007. We incurred a net loss of $1.8 million and net income of $2.2 million over the same periods, respectively.

In recent years, the United States healthcare industry has experienced increasing demand for diagnostic imaging services. The increase in diagnostic imaging procedures is being driven by an aging population, advances in diagnostic imaging technologies and the growing availability of imaging equipment in hospitals and clinics, as well as by more frequent physician referrals for diagnostic imaging warranted by additional medical indications. According to Frost & Sullivan, digital diagnostic image procedure volume is expected to continue to grow 15% annually to over 500 million procedures by 2009. Additionally, advances in digital technology now allow for the transmission of images in a high quality, standardized, cost-effective and encrypted format, allowing radiologists to read remotely.

The number of radiologists in practice is expected to increase by less than 2% annually, according to the American Journal of Roentgenology, despite the expected growth in digital diagnostic image procedure volume. This relatively slow growth in radiologists, which is due, in part, to the retirement of existing radiologists and the limited number of positions in accredited radiology residency programs, is expected to exacerbate the radiologist shortage that currently exists. The shortage of radiologists and the growing imaging procedure volume are further compounded by the fact that contracted radiology practices are required to provide their hospital customers with services 24 hours a day, seven days a week in order to accommodate the growing number of off-hour procedures. Consequently, radiology practices and hospitals have begun to seek supplemental services to assist their own radiology staffs with both day and night coverage.

We address this industry need by providing radiology practices, hospitals, clinics and diagnostic imaging centers an attractive way to improve service levels, streamline underlying practice economics and enhance physician efficiency, without sacrificing the quality of work. We assist our customers by providing them with access to subspecialty-trained radiologists to perform reads, day or night, thereby improving the quality of patient care. Our services include both preliminary reads, which are performed for emergent care purposes, and final reads, which are performed for both emergent and non-emergent care purposes. Our ability to provide coverage 24 hours a day supports our customers when their workloads increase during the day and relieves the burden of performing reads overnight, and during holidays, weekends and other difficult-to-staff times. We believe this allows our customers to provide seamless patient care and to better attract and retain radiologists in their practices. In November 2006, we also contracted to begin licensing the use of our technology infrastructure and began providing support services to our radiology group customers.

Our unique distributed operating model and proprietary workflow management software provide our affiliated radiologists with a flexible choice of location, predictable schedule and competitive compensation. Our affiliated radiologists, substantially all of whom are located in the United States, are certified by the American Board of Radiology, licensed by the states in which they practice and credentialed by the hospitals for which they perform reads. We have a large number of United States-based affiliated radiologists dedicated to the practice of teleradiology. Our affiliated radiologists collectively hold licenses in all 50 states, the District of Columbia and Puerto Rico. As of September 30, 2007, we had 106 radiologists providing services for us and had contracted with an additional 15 radiologists who had not yet begun servicing our customers.

Our primary customers are local radiology practices that have already contracted with hospitals and clinics and require diagnostic image interpretation services for a range of imaging modalities including CT, MRI and ultrasound. We are compensated by our customers and do not directly depend on reimbursement from patients or third party payers. As of September 30, 2007, our affiliated radiologists provided services to 457 customers serving 787 medical facilities, which includes 736 hospitals, representing approximately 13% of hospitals in the United States. This represented an increase of 32% of medical facilities served and an increase of 35% in customers under contract since September 30, 2006. Since our inception, over 98% of our customer contracts up for renewal have been renewed.

Industry Overview

Teleradiology is the practice of transmitting digital diagnostic images to a location, remote from the site of image origination, for interpretation by a radiologist. Due to recent advances in technology, images can be transmitted from the point of origination to the location of the radiologist in a reliable, standardized, cost-effective and encrypted manner. This process differs from traditional radiology services in which radiologists typically live near the hospitals or clinics with which they are employed or affiliated, and must travel to those locations to read the images, resulting in significant inefficiencies. Teleradiology removes the physical constraint for radiologists to perform reads at the point of image origination and permits a remotely located radiologist to perform reads. Common examples of digital diagnostic images include CT, MRI and ultrasound images.

The teleradiology services industry has developed rapidly within the last few years, and we expect it will continue to develop due to an increasing volume of diagnostic imaging procedures, significant shortages in the number of radiologists, advances in digital diagnostic imaging technologies, advances in communication technologies and a wider acceptance of teleradiology services in hospital and clinical settings. In addition, teleradiology contributes to improved patient care through increased efficiency, accessibility to subspecialty expertise and optimized timing between the request for a radiographic image read and its interpretation.

Increasing Volume of Diagnostic Imaging Procedures

According to Frost & Sullivan, digital diagnostic imaging procedure volume is expected to continue to grow at a rate of 15% per year from approximately 300 million images in 2004 to over 500 million images in 2009. The increase in diagnostic imaging procedures is driven by an aging population, advances in diagnostic imaging technologies, the growing availability of imaging equipment in hospitals and clinics, and more frequent physician referrals for diagnostic imaging warranted by additional medical indications.

Significant Shortages in the Number of Radiologists

According to studies published by the American College of Radiology and the American Roentgen Ray Society, there is a nationwide shortage of radiologists when measured against the number of advertised positions and the increasing number of radiology studies performed. The American College of Radiology’s April 2004 study reported that the number of physicians in radiology residency programs decreased by 11% from 1996 to 2004. Further, according to a 2002 American Journal of Roentgenology study, the number of radiologists in practice was estimated to be 25,557 in 2001 and is expected to increase to 29,174 in 2010, implying an annual growth rate of only 1.5%. In addition, the study estimated that, assuming traditional practice and education models, the shortage of radiologists necessary to fulfill projected demand for radiology services could increase as much as 50% to a shortage of approximately 15,000 radiologists by the year 2020.

Compounding the radiologist shortage, approximately 50% of radiologists are now over the age of 50, according to the Recruiter News, and are now beginning, as they approach retirement age, to reduce their hours and/or demand more time off. For new radiologists, the overall shortage has put them in a position to demand better working hours, fewer nights and increased compensation and has given them the ability to be more selective in choosing a practice location. We believe that radiologist practices are overburdened due to understaffing and the increasing volume of reads. We also believe that the shortages are particularly acute outside major metropolitan areas.

Advances in Digital Diagnostic Imaging and Communication Technologies

Advances in digital diagnostic imaging and broadband communication technologies, capable of rapidly transmitting and storing digital images without degradation, have permitted a more timely and more efficient review of radiology images by remotely located radiologists. The industry wide acceptance of standardized transmission protocols known as Digital Imaging and Communications in Medicine, or DICOM, allows for the interoperability of various image acquisition modalities, such as CT or MRI, with image storage, management and viewing systems, such as Picture Archival Communications Systems, or PACS, thereby permitting the exchange of data among hospitals and providers. The advances in broadband communication technologies now permit reliable, secure, encrypted and cost effective transmission of image data files. Moreover, as a result of government mandated upgrades to electronic patient data systems and the relative affordability of these technology advances, hospitals and other health care facilities are upgrading their legacy computer systems to new equipment capable of generating and transmitting the digital images necessary for teleradiology. The convergence of these trends allows for efficiencies in the provision of radiology services by permitting the aggregation of radiology requirements from a number of hospitals, which results in cost saving and increased accessibility to more highly-trained and qualified radiologists.

Wider Acceptance in Hospital and Clinical Settings

As a result of advances in digital technology and improvements in standards of quality and reliability, teleradiology services have gained wider acceptance in hospitals and clinics. Historically, medical care has been administered by local providers and clinicians. Localization of care was driven by the need to maintain a patient’s medical history, perform physical examinations, apply complex procedures and share the information quickly. However, in recent years, advances in technology have facilitated a reliable alternative for gathering information and providing patient diagnoses. Initially, this type of remote care occurred among local physicians during off-hours as a matter of convenience. However, this solution implemented by individual practices and physicians has not solved the broader workload allocation issues associated with shortages of trained radiologists. As the practice of teleradiology has become more common and the results comparable to on-site care, local radiology practices and hospitals are increasingly turning to contracted teleradiology services to provide radiological services for emergency care and to supplement their physician coverage. Furthermore, this helps local radiology practices compete for the hiring of radiologists because of the ability to provide their own radiologists with more favorable working conditions.

Our Solution

We believe we are one of the leading providers of teleradiology services to radiology practices, hospitals, clinics and diagnostic imaging centers throughout the United States. According to Frost & Sullivan, we are the second largest provider of teleradiology services in the United States. Our services and technology enable our customers to provide a high quality of medical care to their patients. We serve our customers by providing reads 24 hours a day, seven days a week, 365 days a year. Utilizing our proprietary workflow management software and secure broadband internet connections, we connect our customers and our affiliated radiologists through an easy-to-use, robust and scalable communications network. We believe that the following are our key competitive advantages:

Leading Presence in Attractive Market

Our established presence, comprehensive service offering and technology allow us to create a critical solution for medical care providers faced with shortages in radiology resources. We focus on quality patient care and industry-leading service levels. We believe our brand name, reputation and ability to deliver quality results drive customer relationships and retention, in turn attracting the best radiology talent and performance. Since our inception, we have played an integral role in the development of the teleradiology services market and we maintain a growing customer base with recurring revenue.

Improved Quality of Patient Care

We provide our customers with an attractive and economical way to improve service levels, increase the effectiveness of their work environment and enhance the quality of patient care. We enable our customers to provide patient care with 24 hour access to critical radiology services needed to effectively diagnose and treat patients. Since a majority of fellowship-trained specialists have traditionally located in metropolitan areas, patient access to required expertise is often limited in rural areas. Patient access to subspecialists is also limited in urban areas during off-hour, or emergency care, coverage periods when such subspecialists may not be locally available. We believe our services appropriately address this need, thereby improving the quality of patient care.

Our ability to rapidly assign reads to appropriately credentialed and trained specialists permits us to deliver high quality and specialized radiology services, including subspecialty services, to our customers. Our affiliated radiologists include subspecialty fellowship-trained radiologists in areas such as neuroradiology, abdominal imaging, musculoskeletal radiology, pediatric radiology, thoracic imaging and ultrasound, enabling us to match the appropriately skilled radiologist with the patient images we receive. We believe that the broad access and quality of the radiology services we provide to our customers have allowed us to achieve a high customer retention rate to date.

Sizable Group of U.S.-Based Radiologists Dedicated to Teleradiology

We have a large group of United States-based radiologists dedicated to the practice of teleradiology. While our technology platform allows radiologists to be situated in any part of the world with high-speed internet access, we believe the United States presence of our affiliated radiologists affords us advantages in recruiting and retaining American Board of Radiology-certified physicians. Without requiring these physicians to relocate either domestically or internationally, we provide our affiliated radiologists with a flexible choice of location, predictable schedule and competitive compensation. In addition, the location of our affiliated radiologists allows us to respond to opportunities in the market for final reads, which must be performed by United States domiciled radiologists to comply with Medicare reimbursement rules. Finally, our group of affiliated radiologists enables us to serve customers who prefer utilizing radiologists practicing within the United States to perform their reads. To date, we have experienced radiologist retention rates (excluding those radiologists we have elected to terminate for non-compliance with the terms of their contracts) of 97%, 98% and 97% for the years ended December 31, 2005 and 2006 and for the nine months ended September 30, 2007, respectively. As of September 30, 2007, we had 106 radiologists providing services for us, and had contracted with an additional 15 radiologists who had not yet begun servicing our customers.

Unique Distributed Operating Model

Our operating model provides radiologists with digital access to images and allows instant delivery of their reports and direct communication with attending physicians, when required. We employ our RIS, workflow management software, and operations center to maximize the efficiency of our affiliated radiologists while maintaining a high standard of quality, service and response time. Our systems efficiently:

•	prioritize and monitor the distribution of orders and images to radiologists;

•	facilitate the review and interpretation of images and the preparation of written study reports;

•	provide for rapid exchange of information between the radiologist and attending physician, if necessary;

•	permit rapid consultations among our affiliated radiologists in a computer work environment known as our “virtual reading room”; and

•	provide our customers with immediate electronic access to a radiologist’s written report and an immediate follow-on report in hard copy.

Our proprietary workflow software manages our radiology caseload by matching the patient’s need with a properly licensed and credentialed radiologist with expertise to most adequately provide patient care. Our software optimizes the assignment of cases across our affiliated radiologists to minimize read turnaround times. Finally, our centralized administrative and operations support functions allow our affiliated radiologists to focus solely on providing reads without the distraction of administrative duties.

Scalable Technology Platform

Our substantial investment in designing, developing and installing our distributed network, proprietary workflow management software and radiologist reading tools has allowed us to complement rapid customer growth with new radiologist hires to meet growing customer demand. In addition to developing our proprietary RIS system, we have integrated additional technological solutions—such as a 3-D capable viewer and a voice recognition system—and ergonomically advanced reading stations, to maximize radiologist efficiency. We have also developed automation tools for all workflow processes for radiologist recruitment and deployment, licensing and credentialing, scheduling, finance and management reporting. Our wide area network efficiently connects our customers’ facilities to our distributed group of affiliated radiologists. In November 2006, we also contracted to begin licensing the use of our technology infrastructure and began providing support services to our radiology group customers. For the nine months ended September 30, 2007, our revenue from providing support services was $205,000. Our robust and highly reliable technological infrastructure is designed to manage volume levels several times our current size with modest additional capital investment.

Experienced Management Team

Our management team includes founding members who have designed our business model, infrastructure and platform necessary to deliver significant growth and execute our business plan.

Dr. Sean Casey, a co-founder of our Company, has served as the Chief Executive Officer and a director of our Company and its predecessor since May 2001. Dr. Casey was formerly a clinical associate professor at the University of Minnesota and has published numerous professional journal articles on radiology. An American Board of Radiology-certified radiologist and neuroradiologist, Dr. Casey is a pioneer in the clinical use of cerebral CT angiography and venography. In addition to Dr. Casey’s extensive medical expertise, he is primarily responsible for the development of our service offerings and business model. Dr. Eduard Michel, a co-founder of our Company, has served as a director of our Company and VRP’s predecessor since May 2001. He has served as our Medical Director since July 2006, managing the engagement and performance of radiologists and overseeing the quality of radiology services. An American Board of Radiology-certified radiologist and neuroradiologist, Dr. Michel has published several professional articles on radiology and was formerly a clinical associate professor at the University of Minnesota. Dr. Michel also has significant experience in the private practice of radiology. We recently appointed Robert Kill as our President and Chief Operating Officer and Richard W. Jennings as our Chief Technology Officer. Mr. Kill has over 20 years of sales, marketing, operations and general management experience primarily in the healthcare services and technology sectors. Most recently, Mr. Kill was President of a leading software and services provider to the ambulatory market. Mr. Jennings has more than 25 years of information technology-related experience and has extensive management experience in technology focused companies.

Our Strategy

Our goal is to broaden our position as a leading teleradiology services provider by continuing to offer comprehensive services to our customers, 24 hours a day, seven days a week, 365 days a year. We intend to build upon our industry-leading service levels, innovative and scalable technology and highly-regarded team of affiliated radiologists to expand our footprint. Our focus will remain on improving patient care while providing a compelling value proposition to both our customers and our affiliated radiologists.

In order to achieve our objectives, we plan to:

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Increase our sales and marketing efforts to further expand our customer base.    We intend to increase our customer base through a combination of sales and marketing initiatives, continued focus on customer service, and the provision of services and technologies that meet our customers’ needs.

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Advance our recruitment and deployment of U.S.-based qualified radiologists to meet increased demand for both preliminary and final reads.    As we add new customers and continue to increase the utilization of our services by our current customers, we intend to accelerate our recruitment of American Board of Radiology-certified radiologists in order to meet this anticipated growth.

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Expand services and increase utilization by our existing customer base, including final reads.    We believe that there are significant opportunities to expand our service offerings to our installed customer base. We intend to maintain our industry-leading service levels and 24 hour full-service coverage by leveraging our unique distributed operating model to address our customers’ needs, including, but not limited to, offering them the option of final reads and advanced subspecialty radiology coverage.

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Develop additional applications that permit expanded use of our technology platform by customers and hospitals.    We believe that there may be an opportunity to market our proprietary workflow management technology and encrypted communications network to radiology practices and hospitals. We provide a managed radiology workflow system, including our RIS that permits our affiliated radiologists and several thousand hospital technologists to routinely, reliably and securely send and receive diagnostic images and patient data over a technology-neutral wide area encrypted communications network. In November 2006, we also contracted to begin licensing the use of our technology infrastructure and began providing support services to our radiology group customers.

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Pursue acquisitions opportunistically.    We intend to selectively pursue strategic acquisitions of businesses, technologies or other assets that are complementary to our business or offer us other strategic benefits, such as broadening our service offerings or strengthening our market position.

Our Service Offerings

We serve our customers—radiology practices, hospitals, clinics and diagnostic imaging centers—by providing reads 24 hours a day, seven days a week, 365 days a year. We provide both preliminary and final reads for a broad range of digital diagnostic imaging modalities, including CT, MRI and ultrasound. We generally contract with radiology practices to provide coverage for the hospitals that are their customers; although, in some instances, we contract directly with hospitals. Our affiliated radiologists typically perform the reads from their home offices using a high-speed encrypted internet connection that connects them to our network. Occasionally, our affiliated radiologists read from our two reading room facilities located in Maui, Hawaii and Minnetonka, Minnesota.

In November 2006, we also contracted to begin licensing the use of our technology infrastructure and began providing support services to our radiology group customers. For example, our radiology group customers that cover multiple hospitals may perform reads over our infrastructure regardless of what equipment is in use at each hospital and without having to travel between hospitals. We recently entered into a limited management services agreement with the Massachusetts General Physician’s Organization, a subsidiary of Massachusetts General Hospital and a teaching affiliate of Harvard Medical School, to market and manage their deployment of specialized radiology services, including quality over-reads, second opinions and subspecialty reads, using our technology infrastructure and operations center.

Diagnostic Imaging Modalities

Diagnostic radiology aids in the diagnosis and treatment of injuries, diseases and other medical conditions by interpreting images of the human body. Our affiliated radiologists collectively have the expertise, including subspecialty fellowship training, necessary to permit us to read all diagnostic imaging modalities, including CT, MRI, ultrasound, nuclear medicine, Positron Emission Tomography, or PET, and X-ray technologies. Currently, almost all of the reads performed by our affiliated radiologists are CT, MRI, ultrasound, nuclear medicine and X-ray technologies.

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Computed Tomography (CT).    CT scans utilize a computer to direct the movement of an X-ray tube to produce high-resolution, three-dimensional, cross-sectional images of organs and tissue, and are typically used to detect tumors and other conditions affecting bones and internal organs.

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Magnetic Resonance Imaging (MRI).    MRI utilizes a strong magnetic field in conjunction with low energy electromagnetic waves that are processed by a computer to produce high- resolution, three-dimensional, cross-sectional images of body tissue, including the brain, spine, abdomen, heart and extremities.

•	Ultrasound. Ultrasound imaging utilizes high-frequency sound waves to produce images of internal organs, fetuses and the vascular system.

•	Digital/Computed Radiography. Digital/computed radiography uses computer image creation and processing technology to capture x-ray images as digital images.

For the nine months ended September 30, 2007, 78% of the reads we performed were CT scans.

Off-Hours and Daytime Services

We provide coverage to our customers 24 hours per day, seven days a week, 365 days a year. We offer daytime service typically between the hours of 8 a.m. to 5 p.m., local time, Monday through Friday, and off-hours service between the hours of 5 p.m. to 8 a.m., local time, Monday through Friday, and 24 hours a day service on weekends and holidays. A majority of the services that we provide are preliminary reads performed during off-hours for hospital emergency rooms during evenings, nights and weekends. Off-hours coverage typically consists of preliminary reads of diagnostic images, which are performed in order to immediately treat a patient’s condition in an emergency setting. We also provide our customers with emergent final reads in lieu of or ancillary to preliminary reads, as well as final reads performed for routine daytime coverage for non-emergent purposes. We assist our customers’ own radiology practices by providing them with additional capacity to meet their patient demand and additional coverage for periods when their own radiologists may be on vacation or otherwise unavailable due to illness or emergency. Our affiliated radiologists also provide subspecialty capabilities that may not otherwise be available to our customers.

Preliminary and Final Reads; Report Delivery

A preliminary read is intended primarily to address an emergent condition, i.e. those requiring prompt medical attention. Preliminary reads may be less detailed than final reads, since they are intended to address emergent symptoms and must be available in a short period of time in order to provide proper patient care in emergency situations. A final read is a definitive read relating to any abnormality appearing in the radiographic image and requires a more thorough review of a patient’s clinical history and comparison of the current radiographic images with any earlier images, if available. A final read report typically contains detailed findings, including an analysis of the images with measurements of each abnormality found and a diagnosis of the condition evidenced by the images. Final reads are not typically delivered for emergency treatment and, therefore, the traditional industry turnaround time between receipt of the patient images and delivery of a final report is ordinarily not as critical to patient care.

The generally accepted turnaround time for preliminary reads is 30 minutes, while the generally accepted turnaround time for final reads is 72 hours. Using voice recognition dictation systems, we are generally able to provide preliminary reads more closely resembling the contents of a final read. We typically provide preliminary and final reads in emergent care settings within approximately 20 minutes from receipt of order. We typically provide final reads in non-emergent cases within 24 hours from receipt of patient images. Final reads, unlike preliminary reads, may be reimbursed by Medicare and other third party payers and, therefore, in order to comply with Medicare rules, must be performed by U.S.-based radiologists.

Our Operations

Our Affiliated Radiologists

As of September 30, 2007, we had 106 affiliated radiologists who were providing services for us, and an additional 15 radiologists who had entered into contracts with VRP but had not yet begun serving our customers. We structure our relationships with our affiliated radiologists in a manner that we believe results in an independent contractor relationship, and VRC has no control over the reads rendered by the radiologists or their independent judgment concerning the practice of medicine. In addition, we do not prescribe a location from which our affiliated radiologists must work and do not limit the other professional activities of our affiliated radiologists, other than prohibiting them from working for a competitor engaged in teleradiology. Although we believe that we are their principal engagement for the practice of radiology, several of our affiliated radiologists hold part-time academic appointments with teaching institutions or provide local radiology services. We typically enter into a one-year professional services contracts with our affiliated radiologists that automatically renew unless terminated by either party pursuant to the terms of the agreement. The contracts generally provide for an agreed upon work schedule, typically between approximately 1,600 to 2,200 hours per year. Our affiliated radiologists are able to exchange schedules among themselves, provided that they notify us within a reasonable time in advance of their scheduled shift and that they have the appropriate licenses and hospital credentials to ensure that we have adequate coverage for all of our customers at all times.

Our compensation policies target the average radiologist compensation at traditional private radiology practices and are designed to accommodate varying levels of productivity. We offer our affiliated radiologists what we believe to be a desirable and unique benefit of being able to live where they choose within the United States, to work from home or, in certain instances, a local office. In addition, we offer them the ability to obtain real-time consultations from their colleagues while working on-line, and to earn performance-based compensation competitive with private practice compensation without the interruption or distraction ordinarily associated with a hospital-based practice. We also offer our affiliated radiologists the opportunity to obtain equity ownership in VRC via our stock purchase plan.

Our affiliated radiologists have received residency training at some of the most prestigious institutions in the country, including Harvard Medical School, The Johns Hopkins University, Duke University School of Medicine, University of Pennsylvania School of Medicine, Cleveland Clinic Lerner College of Medicine and Stanford University School of Medicine. Specifically, 23 of our 106 affiliated radiologists held the position of chief resident during their residency. In addition, 82 of our 106 affiliated radiologists received subspecialty fellowship training, including training at, among others, the following institutions: Harvard Medical School, University of Pennsylvania School of Medicine, University of California San Francisco School of Medicine, New York University School of Medicine, Duke University School of Medicine and The Johns Hopkins University School of Medicine. Three of our affiliated radiologists also hold part-time academic appointments at Beth Israel Deaconess Medical Center, a teaching affiliate of the Harvard Medical School, The George Washington School of Medicine and Health Services and University of Arizona College of Medicine.

We endeavor, through written and frequent personal communications, to maintain a sense of collegiality and cohesiveness in order to offset their physical distance. Our “virtual reading room” model permits our affiliated radiologists the consultative support associated with central reading facilities without the disruptions involved in physically moving around an office to obtain a consultation. We provide technical support to our affiliated radiologists, including training, trouble shooting, system maintenance and upgrades. In addition, our physician relations department maintains regular contact with our affiliated radiologists in order to provide them with non-technical support. We believe that our high rate of retention for our affiliated radiologists is due in part to our unique relationship with our affiliated radiologists.

Recruitment of Radiologists

Our goal is to recruit highly qualified radiologists who are certified by the American Board of Radiology and offer them the opportunity to work from locations of their choice within the United States.

Our affiliated radiologists undergo an extensive screening process that involves personal interviews with several of our staff members at our headquarters and a review of the candidate’s credentials and prior experience, including whether the candidate has been subject to malpractice claims. In addition, candidates are assigned to a licensing and credentialing specialist, who obtains the necessary documentation in order to admit the candidate to practice with VRP and to apply for state medical licenses and hospital credentials. We schedule our recruitment of radiologists to match our anticipated case study volumes, and assist our new radiologists in obtaining the required state medical licenses and hospital credentials.

We believe that our affiliated radiologists consider the flexibility of our model an attractive and unique aspect of their relationship with us. We also believe that our affiliated radiologists prefer the work environment and business opportunities that we provide. As such, we have experienced a very high retention rate of our affiliated radiologists. We believe that the benefits we offer and our screening process allow us to recruit highly qualified radiologists with subspecialty training.

Licensing and Credentialing

Our affiliated radiologists are required to hold a current license in good standing to practice medicine from each of the states in which they read and from which they receive radiological images. In addition, our affiliated radiologists are required to have credentials at each hospital from which those images originate. Due to these requirements, and because we were serving 787 medical facilities as of September 30, 2007, our affiliated radiologists are each licensed to practice medicine in an average of 28 states and each has been granted credentials at an average of 209 hospitals.

Licensing procedures and requirements vary according to each state’s laws and regulations governing the issuance of medical licenses. These procedures typically include an extensive application process that covers significant aspects of the applicant’s professional and personal life. In addition, to maintain a license to practice medicine in a given state, the state will often require the physician to undergo continuing education and training, and to maintain minimum thresholds of medical liability insurance.

To comply with these requirements, we obtain primary source verification documentation for each of our affiliated radiologists that is necessary for them to obtain state medical licenses and hospital credentials in the states and for the hospitals where they will be providing services. Our affiliated radiologists are required to provide copies of their birth certificates and documentation regarding their educational and work history, including diplomas, transcripts, employment verifications and references. We use that information to obtain direct, or primary, verification from each institution or other source identified to us by the applicant. When we have obtained the necessary verification, we use the verified information to prepare state medical license application forms and hospital credential application forms. We also monitor state license renewal due dates and particular state continuing medical education, or CME, requirements. Our licensing and credentialing personnel monitor medical liability insurance coverage matters particular to each state and other ongoing licensing-related obligations.

The credentialing requirements of hospitals may vary significantly. However, hospitals that are accredited by The Joint Commission (formerly referred to as the Joint Commission on Accreditation of Healthcare Organizations), are permitted to rely upon the information and procedures from other Joint Commission-accredited institutions. We have been a Joint Commission-accredited entity since 2004. As a result, Joint Commission-accredited hospitals can accept our verified credentialing information and procedures without duplicating our verification processes, thus significantly reducing the expense and period of time before we can begin providing reads for those hospitals.

Network and Workflow Overview

We deliver our services to our customers through a workflow process that utilizes public network infrastructures, virtual private networks, our web-based RIS and proprietary workflow technologies. Our network has been designed to be secure, scalable, efficient and reliable. The following is a description of our workflow process:

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Requisition of Reads.    When a radiological procedure is performed, the radiology technologist at the hospital transmits the patient images to us. A corresponding order is created within our web-based RIS that is accessible on the technologist’s computer screen at the hospital. The technologist supplies any necessary information, including procedural information and relevant clinical data, and verifies the order. The order is then automatically tracked and monitored by, and its status is available to, the hospital technologist at all times.

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Image Transmission and Assignment.    Radiological images and related data initially access the internet via the hospital’s internet service provider and traverse the internet by encrypted transmission through public network infrastructure to our central servers. The images and data are directed via encrypted transmission to an affiliated radiologist that is properly licensed in the relevant state and credentialed at the applicable hospital, and has the appropriate subspecialty training for the particular read, if required. Our operations center and our systems constantly monitor radiologist case loads and the status of orders, and oversee assignment of additional subspecialty radiologists to the order at predetermined intervals in order to shorten turnaround times.

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Reports and Delivery.    Our affiliated radiologist selects from among the orders on his work list based on aging, examines the images and uses the voice recognition dictation system integrated with our RIS to dictate a detailed report including findings, impressions and diagnosis. If a consultation, or consult, is required, the radiologist may use our secure instant messaging system to request a consult from any colleague with the appropriate subspecialty training who is then also online, and may include the text of the proposed report with the consult request. When the report has been completed, the radiologist electronically signs the report and activates the “send” function, which immediately posts the report on the hospital computer’s RIS screen for viewing and simultaneously faxes the report to the proper destinations at the hospital. In some cases, the information contained within the report is also directly entered into the patient’s file residing on the hospital’s own internal information system through an integration interface between our RIS and the hospital’s own system. The customer may also print a copy on demand from our RIS.

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Quality Assurance Processes.    We have a standing Quality Assurance, or QA, Committee composed entirely of radiologists who are responsible for overseeing the quality of services performed by our affiliated radiologists. When a customer’s radiologist who performs the final read notes discrepancies with the preliminary read performed by our affiliated radiologists, those discrepancies are reported to the QA Committee. The QA Committee reviews each discrepancy report to determine whether the discrepancy is significant to patient treatment, and may recommend remedial steps, including appropriate CME courses. The QA Committee also performs sample reviews of final reads for our affiliated radiologists whose final reads are not typically over-read by our customer’s radiologist.

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Technical Infrastructure.    We have designed, implemented and maintained our technical infrastructure to be robust, reliable, secure and scalable. We operate our production infrastructure from a data center in a Minneapolis facility utilizing redundant fail-safe connections. We also use fully redundant fail-safe network hardware and redundant load-balanced fail-safe servers. We have designed our technical infrastructure and network architecture to permit significant capacity expansion by the addition of standard equipment modules, such as servers and routers, without having to redesign or reconfigure our systems. We employ a staff of network engineers and systems engineers to provide coverage of our systems 24 hours a day, seven days a week, 365 days a year. This staff monitors operations of all systems, including connections to each hospital and to each of our affiliated radiologists.

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HIPAA Compliance/Disaster Recovery.    Our network architecture and technical infrastructure are designed to comply with the requirements of HIPAA, and we have recently undergone a HIPAA Risk Assessment and Audit conducted by an independent third party. The results of the audit concluded that we were in full compliance with all applicable HIPAA requirements. In accordance with HIPAA requirements, we also maintain a disaster recovery program in case of disaster or extended electrical outage at our headquarters in Minnetonka,

Minnesota, where our operations center is located. This program allows our non-medical office functions to be marginally functional within one hour, reasonably functional within six hours and fully functional in temporary quarters within 48 hours. Due to the geographical dispersion of our affiliated radiologists, the occurrence of a local disaster or extended electrical outage in any other geographic area is not likely to directly impact our medial service delivery functions.

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Operations Center.    We maintain a staffed operations center, 24 hours a day, seven days a week, 365 days a year. Our operations center performs and manages all non-physician functions, including receiving orders and images, monitoring the status of orders and turnaround times, confirming consistency between the number of images identified in the order and the number of images actually received, confirming report delivery and providing help-desk services. Our operations center also facilitates all direct communication between our affiliated radiologists and hospital staff which may be necessary regarding image sequence protocols or in the event of a significant finding that affects immediate patient care. In cases of image sequence protocols, the hospital technologist may request the operations center to establish a telephone conference concerning the proper protocol, or our radiologist may request the telephone conference to correct a protocol in case the images received by our operations center do not permit a proper study to be performed. In case of significant finding, our affiliated radiologist initiates the request for direct communication and alerts the operations center to call the hospital, locate the attending physician and establish a direct telephone connection between the attending physician and our affiliated radiologist. These centralized administrative and support functions allow our affiliated radiologists to focus solely on providing reads, without the distraction of administrative duties.

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Site Implementation.    After we enter into a contract with a new customer, our site-implementation engineers work with the technology personnel of the radiology practice or hospital to establish firewall permissions for customer access to our web-based RIS and to configure a VPN circuit to transfer DICOM-compliant images. Upon successful testing of the image transfers and order entry functions, the customer may begin to use our services. Typically, we also conduct a telephonic training session to educate our customer’s personnel about this process.

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Systems and Network Administration.    We employ information technology professionals to maintain our systems and network and to provide technical support to our customers. Our customers may contact us for technical support, 24 hours a day, seven days a week, 365 days a year.

Software Development

We focus our research and development efforts in the following six general areas in order to improve and enhance our existing workflow solutions, as well as to develop new solutions that will enable us to more efficiently and effectively deliver our services to our customers. These efforts focus on:

•	integrating our RIS with hospital information systems so that final reads can be delivered directly into the hospital’s patient record without the need to manually reenter data;

•	increasing our ability to integrate our systems with those of our customers, regardless of their internal network systems;

•	enhancing our management of real time workflows to match hospital demands with the subspecialty capabilities of our affiliated radiologists;

•	refining our ability to manage our scheduling and report delivery time requirements;

•	enhancing the efficiency of our affiliated radiologists through refined workflow techniques; and

•	improving our administrative data management and workflow tools.

Our proprietary software and workflow solutions are subject to pending patent applications and were developed by our software engineers located in our headquarters and in their home offices, which are located in several states. During the years ended December 31, 2004, 2005 and 2006, and for the nine months ended on September 30, 2007, we expended approximately $135,000, $425,000, $809,000 and $663,000, respectively, on research and development activities.

Customers and Customer Service

As of September 30, 2007, we provided services to 457 radiology practices serving 787 medical facilities. Since our inception, over 98% of our customer contracts up for renewal have been renewed. We believe that our customer retention rate confirms the benefits that our services provide to our customers. None of our customers represents more than 10% of our annual revenue.

Our customer contracts typically have a one- or two-year term and automatically renew for successive terms unless earlier terminated pursuant to the terms of the contract. Our customer contracts specify the agreed upon coverage periods and whether preliminary and/or final reads will be provided. We charge an agreed upon per-read fee that, subject to certain conditions, may be changed by us by providing advance notice to the customer prior to the beginning of a new term. Invoices sent by us to our customers must be paid within 30 days of receipt. Subject to certain exceptions, our customer contracts provide that we are their exclusive provider of teleradiology services during the agreed upon hours of coverage. Our customers generally may not independently solicit our affiliated radiologists during the term of their customer contract and for a specified period of time thereafter. Our customer contracts generally provide for indemnification for claims arising out of negligence or material breach of the contract.

After we sign a contract with a customer, we assign one of our dedicated customer account service representatives to cover that customer. Our account service representatives serve as the primary contact with the customer during our service installation phase. Following installation, our account service representatives serve as our primary liaison with our customers for all service issues and for adding additional sites, coverage hours or other expanded services.

Our Competition

The market for teleradiology is highly competitive, rapidly evolving and fragmented, and is subject to changing technology and market dynamics. We compete directly with both large and small-scale service providers who offer local, regional and national operations. We believe that our principal competitor is NightHawk, which completed its initial public offering in 2006 and, as a result, raised a significant amount of capital and currently has greater financial resources than we have. We believe that the principal competitive factors in our market include:

•	reputation of the service provider;

•	reliability of coverage and quality of services provided;

•	qualifications, experience and subspecialty training of the affiliated radiologists providing the services;

•	ability to furnish both preliminary and final reads;

•	number of affiliated radiologists licensed in relevant states;

•	price of services;

•	turnaround times required to complete and return reads;

•	quality of customer support;

•	level of detail provided in preliminary reads;

•	quality and reliability of service-provider technology and workflow infrastructure;

•	technological innovation;

•	sales and marketing capabilities of the service provider; and

•	financial stability of the service provider.

We believe that our solution provides us with advantages over our competitors in both recruitment of radiologists and provision of services. However, we cannot assure you that our competitors will not develop services that are more attractive than ours or that our competitors will not achieve greater market acceptance for their services than we are able to achieve for ours. See “Risk Factors—The industry in which we operate is highly competitive, and we expect competition to increase in the future, which will make it more difficult for us to sell our services and may result in pricing pressure, reduced revenue and reduced market share.”

Sales and Marketing

Sales

Our direct sales force is our primary means of selling our services. We employ 11 telesales and field sales professionals who are organized by geographic regions in the United States. Our sales professionals focus their efforts on radiology practices, hospitals, clinics and diagnostic imaging centers. In addition, we have acquired, and we expect to continue to acquire, new customers as a result of referrals from our existing customers. In compliance with applicable federal and state anti-kickback legislation, we do not compensate our customers or others for referrals.

Marketing

Through our marketing efforts, we seek to reach the following objectives: (i) build customer awareness of our brand, service offerings and value propositions; (ii) generate qualified sales leads; (iii) retain beneficial relationships with customers, our affiliated radiologists and employees; (iv) attract and recruit top industry talent to become our affiliated radiologists and our employees; and (v) raise overall awareness of our Company’s name as a leading provider of teleradiology to radiology practices, hospitals, clinics and diagnostic imaging centers across the United States.

In order to reach our marketing objectives, we are actively utilizing:

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lead generation programs, including search engine marketing campaigns, advertising in leading industry trade publications, paid placement advertising on select industry web sites, and targeted direct mail campaigns to radiology practices, hospitals, clinics and diagnostic imaging centers;

•	brand awareness building activities, including a quarterly Company-mailed newsletter to more than 3,000 industry professionals and ongoing public relations announcements;

•	participation in, and sponsorship of, numerous radiology conferences, educational events and industry trade shows; and

•	our external web site as a primary lead generation tool, recruiting tool and centralized source of information about our Company and our services.

Governmental Regulation and Oversight

The healthcare industry is highly regulated. Our ability to operate profitably will depend in part upon the ability of us, our affiliated radiologists and our customers to obtain and maintain all necessary licenses and other approvals to comply with applicable healthcare regulations. We believe that healthcare regulations will continue to change. Therefore, we monitor developments in healthcare law, and we are likely to be required to modify our operations from time to time as the business and regulatory environment changes. Because neither our current nor anticipated business operations have been the subject of judicial or regulatory interpretation, we cannot assure you that a review of our business by courts or regulatory authorities will not result in a determination that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that restricts our operations. See “Risk Factors—Risks Related to Our Business—Future changes in healthcare regulation are difficult to predict and may constrain or require us to restructure our operations, which could negatively impact our business and operating results.”

Physician Licensure Laws

The practice of medicine, including the practice of radiology and teleradiology, is subject to state licensure laws, regulations and approvals. Physicians located in one state who provide professional medical services to a patient located in another state via a telemedicine system must ordinarily hold a valid license to practice medicine in both the state where the physician is located and the state in which the patient is located. We have established a system for ensuring that our affiliated radiologists are appropriately licensed under applicable state law. See “Risk Factors—Risks Related to Our Business—If we are unable to obtain proper physician licenses or hospital credentials on behalf of our affiliated radiologists, or if our affiliated radiologists lose those licenses or credentials, our business, financial condition and results of operations may be negatively impacted.”

Corporate Practice of Medicine

Generally, corporate practice of medicine laws prohibit anyone but a duly licensed physician from exercising control over the medical judgments or decisions rendered by another physician. Given that general prohibition, some states permit a business corporation to hold, directly or indirectly, customer contracts for the provision of medical services, including radiology and teleradiology, and to own a medical practice that provides such services, provided that only physicians exercise control over the medical judgments or decisions of other physicians. Other states, including more populous states such as New York, Illinois, Texas, California and certain others, have more specific and stringent prohibitions. In such states, not only must the individual physician be licensed, but the medical practice by whom the physician is employed or engaged as an independent contractor must itself be licensed or otherwise qualified to do business. Moreover, the laws of such states prohibit anyone but a physician who is duly licensed in such state from owning any interest in a medical practice that is incorporated or doing business in such state or the state of incorporation. Failure to comply with these laws could have material and adverse consequences, including the judicially sanctioned refusal of third party payers to pay for services rendered, the absolute right of customers to immediately repudiate the contract for services, malpractice claims against the provider, and possibly the hospital, based upon violation of a statute designed to protect the public, as well as civil or criminal penalties.

We believe that we are in compliance with the corporate practice of medicine laws in each state in which our Affiliated Medical Practices and affiliated radiologists provide medical services. Each of our Affiliated Medical Practices is duly licensed or qualified as a medical practice or foreign corporation in the states where such license or qualification is required. Each of our Affiliated Medical Practices is wholly-owned by physicians who are properly licensed in the state where such license is required. We do not exercise control over the medical judgments or decisions of our affiliated radiologists. VRP’s QA Committee consists entirely of licensed medical practitioners. While we believe we are in compliance with the requirements of the corporate practice of medicine laws in each state where our Affiliated Medical Practices and our affiliated radiologists provide services, these laws and their interpretations are continually evolving and may change in the future. Moreover, these laws and their interpretations are generally enforced by state courts and regulatory agencies that have broad discretion in their enforcement. See “Risk Factors—Risks Related to Our Business—If our arrangements with our affiliated radiologists or our customers are found to violate state laws prohibiting the practice of medicine by general business corporations or fee splitting, our business, financial condition and ability to operate in those states could be adversely affected.”

Fee Splitting

Many states have also enacted laws prohibiting a physician from splitting fees derived from the practice of medicine with anyone else. We believe that the management, administrative, technical and other non-medical services we provide to each of our Affiliated Medical Practices for a service fee does not constitute fee splitting. Our belief notwithstanding, these laws and their interpretations also vary from state to state and are also enforced by state courts and regulatory authorities that have broad discretion in their enforcement. See “Risk Factors—Risks Related to Our Business—If our arrangements with our affiliated radiologists or our customers are found to violate state laws prohibiting the practice of medicine by general business corporations or fee splitting, our business, financial condition and ability to operate in those states could be adversely affected.”

Medicare and Medicaid Reimbursement Programs

While most of our affiliated radiologists are located within the United States, and are therefore generally eligible to submit to Medicare and state Medicaid programs for reimbursement for services performed, a minority of them are located outside of the United States. Professional radiology interpretation services performed from a location outside of the United States are generally not reimbursable by the Medicare program and certain state Medicaid programs. Since Medicare and state Medicaid programs will only reimburse for a final read, none of the preliminary reads that are provided by our affiliated radiologists are reimbursable. Instead, we derive our revenue from the service fees paid to us or our Affiliated Medical Practices by our customers and from the management fees paid to us by our Affiliated Medical Practices. Where our affiliated radiologists provide final reads that are reimbursable under these programs, we are still paid by our customer who accepts reassignment and bears the risk of loss of reimbursement. As a result, our service fees do not fluctuate or change based solely on changes in Medicare or Medicaid reimbursement levels.

Medicare reimbursement rules generally provide that the proper Medicare carrier to pay physician claims is the Medicare carrier for the region in which the physician or practice providing the service is located rather than the Medicare carrier for the region in which the patient receiving the services is located. Many of our affiliated radiologists are located in a Medicare region that is different from the Medicare region in which the patient and treating hospital are located. It may be necessary for our customers to enroll with additional Medicare carriers in order to properly submit claims for reimbursement. Alternatively, we may submit those claims. Under such circumstances, we would continue to be paid by our customers, but would remit to them any funds that we received from Medicare. In order to accomplish this, it is necessary that we and our affiliated radiologists properly comply with the Medicare carrier claims submission procedures and properly remit funds to our customers.

Historically, our customers, and not us, billed and received payments from Medicare and/or Medicaid for the professional services provided by our affiliated radiologists. In some instances, our customers and affiliated radiologists indicated that the practice location where the professional services occurred was the same as the address of the medical facility where the image was obtained for the purposes of submitting the applicable claims for reimbursement. It is possible that CMS may take the position that claims submitted for reimbursement indicating the practice location as the same as the address of the medical facility where the image was obtained were not properly filed and, in such event, the Federal False Claims Act may be implicated. In 2006 and 2007, we revised our billing practices and we, instead of our customers, began in most cases to submit claims for reimbursement to Medicare and Medicaid directly. In those claims, we identify the practice location as the location where the image is interpreted by our affiliated radiologists and we remit the collected proceeds to our customers. We may be liable for any false claims submitted by us or one of our customers. See “Risk Factors—Risks Related to Our Business—Because we and our customers submit claims to the Medicare program based on the services we provide, it is possible that a lawsuit could be brought against us or our customers under the Federal False Claims Act, and the outcome of any such lawsuit could have a material adverse effect on our business, financial condition and results of operations.”

We have only recently completed all of the steps permitting us to file claims with some Medicare carriers and are awaiting approval from other carriers to begin submitting claims. We are unable to estimate when we will receive permissions from the remaining Medicare carriers, and extended delays could have a material adverse effect on our customers or our relationship with our customers and in turn on our business and results of operations. The Center for Medicare and Medicaid Services, or CMS, has recently stated that for certain interpretation services provided to certain customers, reimbursement will be based upon the location of the interpreting physician, yet that reimbursement will be made by the Medicare carrier for the region in which the patient and facility are located. Whether this policy will be expanded to other types of interpretation services and facilities is unclear. See “Risk Factors—Medicare and Medicaid rules governing reassignment of payments could affect our customers’ ability to collect fees for services provided by our affiliated radiologists and our ability to market our services to our customers.”

Federal False Claims Act

The Federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has knowingly made a false statement or knowingly used a false record to have a claim approved. Federal courts have ruled that a violation of the anti-kickback provision of the Stark statute can serve as the basis for the Federal False Claims Act suit. The Federal False Claims Act further provides that a lawsuit brought under that act may be initiated in the name of the United States by an individual who was the original source of the allegations, known as the relator. Actions brought under the Federal False Claims Act are sealed by the court at the time of filing. The only parties privy to the information contained in the complaint are the relator, the federal government and the court. Therefore, it is possible that lawsuits have been filed against us of which we are unaware. Penalties include fines ranging from $5,500 to $11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of the violator.

Historically, our customers, and not us, billed and received payments from Medicare and/or Medicaid for the professional services provided by our affiliated radiologists. In some instances, our customers and affiliated radiologists indicated that the practice location where the professional services occurred was the same as the address of the medical facility where the image was obtained for the purposes of submitting the applicable claims for reimbursement. It is possible that CMS may take the position that claims submitted for reimbursement indicating the practice location as the same as the address of the medical facility where the image was obtained were not properly filed and, in such event, the Federal False Claims Act may be implicated. In 2006 and 2007, we revised our billing practices and we, instead of our customers, began in most cases to submit claims for reimbursement to Medicare and Medicaid directly. In those claims, we identify the practice location as the location where the image is interpreted by our affiliated radiologists and we remit the collected proceeds to our customers.

Under the Federal False Claims Act, we may be liable if we or one of our customers submitted a false claim. If we were found to have violated these rules and regulations and, as a result, submitted or caused our customers to submit a false claim, any sanctions imposed under the Federal False Claims Act could result in substantial fines and penalties or exclusion from participation in federal and state healthcare programs, which could have a material adverse effect on our business and financial condition. If we are excluded from participation in federal or state healthcare programs, our customers who participate in those programs could not do business with us.

Federal regulatory and law enforcement authorities have recently increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other reimbursement laws and regulations, including laws and regulations that govern our activities and the activities of teleradiologists. These increased enforcement activities may have a direct or indirect adverse affect on our business, financial condition and results of operations.

Additionally, some state statutes contain prohibitions similar to and possibly even more restrictive than the Federal False Claims Act. These state laws may also empower state administrators to adopt regulations restricting financial relationships or payment arrangements involving healthcare providers under which a person benefits financially by referring a patient to another person. We believe that we are operating in compliance with these laws. However, if we are found to have violated such laws, our business, results of operations and financial condition would be harmed.

Federal and State Anti-kickback Prohibitions

Various federal and state laws govern financial arrangements among healthcare providers. The federal anti-kickback law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or with the purpose to induce, the referral of Medicare, Medicaid or other federal healthcare program patients, or in return for, or with the purpose to induce, the purchase, lease or order of items or services that are covered by Medicare, Medicaid or other federal healthcare programs. Similarly, many state laws prohibit the solicitation, payment or receipt of remuneration in return for, or to induce, the referral of patients to private as well as government programs. Violation of these anti-kickback laws may result in substantial civil or criminal penalties for individuals or entities and/or exclusion from participating in federal or state healthcare programs. We believe that we are operating in compliance with applicable federal and state anti-kickback laws and that our contractual arrangements with our customers are structured in a manner that is compliant with such laws. See “Risk Factors—Risks Related to Our Business—Enforcement of federal and state anti-kickback laws could affect our business, operations or financial condition.”

Physician Self-Referral Prohibitions

The federal physician self-referral statute, known as the “Stark” statute, prohibits a physician from making a referral for certain designated health services, including radiology services, to any entity with which the physician has a financial relationship, unless there is an exception in the statute that allows the referral. The entity that receives a prohibited referral from a physician may not submit a bill to Medicare for that service. Many state laws prohibit physician referrals to entities with which the physician has a financial interest, or require that the physician provide the patient notice of the physician’s financial relationship before making the referral. There is a risk that an investment in our shares by our affiliated radiologists, including the distribution of any profits to our affiliated radiologists, the use of our equipment by physicians who own our securities, any assistance from healthcare providers in acquiring, maintaining or operating digital diagnostic imaging equipment, the marketing of our affiliated radiologists’ services or our compensation arrangements with our affiliated radiologists, could be interpreted as a violation of the federal Stark statute or similar state laws, if we were to accept referrals from our affiliated radiologists. Violation of the Stark statute can result in substantial civil penalties and can be the basis for claims under the Federal False Claims Act for both the referring physician and any entity that submits a claim for a healthcare service made pursuant to a prohibited referral. We believe that all of our customer arrangements are in compliance with the Stark statute. However, these laws could be interpreted in a manner inconsistent with our operations. See “Risk Factors—Risks Related to Our Business—Federal or state self-referral regulation could impact our arrangements with certain customers.”

Health Insurance Portability and Accountability Act of 1996

HIPAA authorizes the imposition of civil money penalties against entities that employ or enter into contracts with individuals or entities who have been excluded from participation in the Medicare or Medicaid programs. We perform background checks on our affiliated radiologists and we do not believe that we engage or contract with any excluded individuals or entities. However, a finding that we have violated this provision of HIPAA could have a material adverse effect on our business and financial condition.

HIPAA also establishes several separate criminal penalties for making false or fraudulent claims to insurance companies and other non-governmental payers of healthcare services. These provisions are intended to punish some of the same conduct in the submission of claims to private payers as the Federal False Claims Act covers in connection with governmental health programs. We believe that our services have not historically been provided in a way that would place either our clients or ourselves at risk of violating the HIPAA anti-fraud statutes, including those in which we may be considered to receive an indirect reimbursement because of the reassignment by us to our customers of the right to collect for final reads. We have recently entered into an agreement with a hospital that is subject to an integrity order by the HHS-OIG that requires the hospital to ensure that each subcontractor to the hospital fully complies with HIPAA and the terms of the integrity order, including written policies and procedures assuring compliance, and subjects each subcontractor to audit at the determination of the HHS-OIG. We could be vulnerable to prosecution under these statutes if any of our customers deliberately or recklessly submits claims that contain false, misleading or incomplete information.

In addition, the administrative simplification provisions of HIPAA require the promulgation of regulations establishing national standards for, among other things, certain electronic healthcare transactions, the use and disclosure of certain individually identifiable patient health information and the security of the electronic systems maintaining this information. These are commonly known as the HIPAA transaction and code set standards, privacy standards, and security standards, respectively.

The administrative provisions of HIPAA direct the federal government to adopt national electronic standards for automated transfer of certain healthcare data among healthcare payers, plans and providers. HIPAA is designed to enable the entire healthcare industry to communicate electronic data using a single set of standards. We are a “covered entity” under HIPAA and, as such, we must operate in compliance with the electronic transaction code standards, privacy standards and security standards. We are also a “business associate” under HIPAA because we perform services for or on behalf of other covered entities. We have developed policies, procedures and systems for handling patient health information that we believe are in compliance with the requirements of HIPAA. We also have recently undergone a HIPAA Risk Assessment and Audit conducted by an independent third party. The results of the audit showed us to be in full compliance with all applicable HIPAA requirements. See “Risk Factors—Risks Related to Our Business—Enforcement of state and federal regulations concerning the privacy and security of patient information may adversely affect our business, financial condition or operations.”

Federal Deficit Reduction Act of 2005

The Federal Deficit Reduction Act of 2005, or the DRA, requires that medical providers receiving more than $5,000,000 in annual Medicaid payments from a specific state must establish certain written policies to be disseminated to that provider’s employees, contractors and agents. The written policies required by the DRA include information about the Federal False Claims Act, administrative remedies under the Program Fraud Civil Remedies Act, state and local laws regarding false claims for those localities in which the practice operates, and the protections given to whistleblowers under such laws. We believe that we are not currently subject to the informational and educational mandates of the DRA because we do not now receive more than the requisite amount of Medicaid payments from any state; however, we have developed written policies and procedures addressing the requirements of the DRA and we believe that we will be able to efficiently comply with the DRA’s requirements in the event that the DRA becomes applicable to us.

Our Intellectual Property

Our principal intellectual property assets include our brand, our proprietary business processes and our proprietary software technology. We rely on trade secret and unfair competition laws in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect these assets. We currently do not hold any patents with respect to our technology. We have filed seven provisional patent applications, one utility patent application and one international patent application covering certain aspects of our business processes and proprietary workflow software, and one foreign patent application, and we may file additional applications in the future. We have copyrights to our proprietary software programs and may federally register these copyrights in the future.

We enter into confidentiality and proprietary rights agreements with our employees, affiliated radiologists, consultants and other third parties, and we control access to our software, documentation and other proprietary information.

We currently hold a non-exclusive, non-transferable license for certain image management software that we use in our workflow from Fujifilm, a minority stockholder of VRC. Under the terms of the revised licensing agreement, Fujifilm agrees to provide maintenance, support and updates for the licensed software. When we update or enhance certain features of our workflow system, we are dependent upon Fujifilm to make corresponding enhancements to the licensed software in order to accommodate our enhancements. In the event that Fujifilm fails, or is unable, to make any such enhancements to the licensed software, our ability to effectively update and enhance our workflow system could be limited. The license agreement provides for an initial term of two years and automatically renews for additional one year terms, unless earlier terminated. Under the terms of the licensing agreement, either party may terminate the agreement for cause upon 30 days’ written notice and opportunity to cure. Fees paid under this agreement are calculated on a per read basis and vary depending on the modality of the read. Additionally, these per-read fees may be reduced if, at our option, we choose to guarantee an aggregate minimum amount of fees to Fujifilm. Since the inception of the prior licensing agreement in 2003 through September 30, 2007, we have incurred approximately $2.7 million in licensing fees under this agreement.

If a claim is asserted that we have infringed the intellectual property of a third party, we may be required to seek licenses to that technology. In addition, we license third party technologies that are incorporated into some elements of our services. Licenses for third party technologies may not continue to be available to us at a reasonable cost, or at all. Additionally, the steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary rights. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our services. If we fail to protect our proprietary rights adequately, our competitors could offer similar services, which may significantly harm our competitive position and decrease our revenues. See “Risk Factors—Risks Related to Our Business—We are currently subject to, and we may in the future become subject to additional intellectual property rights claims, which could harm our business and operating results.”

Legal Proceedings and Regulatory Matters

We are from time to time subject to, and are presently involved in, litigation or other legal proceedings arising out of the ordinary course of business, including medical malpractice claims. Neither we, nor, to our knowledge, any of our affiliated radiologists, are presently a party to any litigation, the outcome of which could have a material adverse effect on us.

Our business entails the inherent risk of claims of medical malpractice against our affiliated radiologists and us, and we may also be subject to other lawsuits that may involve large claims and significant defense costs. We currently maintain professional liability insurance coverage in amounts that we believe are appropriate based upon our experience and the nature and risks of our business, subject to deductibles, exclusions and other restrictions in accordance with standard industry practice. However, there can be no assurance that such insurance coverage will be adequate to cover liabilities arising out of claims asserted against us where the outcomes of such claims are unfavorable. In addition, this insurance coverage generally must be renewed annually and may not continue to be available to us in future years at acceptable costs and on favorable terms. Any liabilities in excess of insurance coverage could have a material adverse effect on our business, financial condition or results of operations. As of September 30, 2007, we have not experienced any material adverse consequences as a result of malpractice claims or other lawsuits.

On July 31, 2007, Merge filed a complaint against VRC in the United States District Court for the Northern District of Georgia, Atlanta Division, alleging that VRC has willfully infringed on certain of Merge’s patents relating to teleradiology. Merge is seeking treble damages as well as its costs and legal fees in pursuing the action. Merge has asked the court for an injunction, ordering us to cease the alleged infringement of their patents, and also that the case be tried before a jury. While we are continuing to evaluate Merge’s allegations, we intend to defend against its claim. We may incur substantial costs defending against this claim. On September 14, 2007, we filed a Request for Reexamination with the United States Patent and Trademark Office, or US PTO, for the patents that Merge has asserted against us, which asks the US PTO to reexamine the validity of those Merge patents. There is no assurance that the US PTO will grant our request. In addition, on September 17, 2007, we filed a motion with the United States District Court for the Northern District of Georgia, Atlanta Division, asking the court to stay the proceeding that Merge had commenced in that court pending the outcome of our request for reexamination. There is no assurance the court will grant our motion. On October 2, 2007, Merge filed a response to our motion stating that it does not oppose our request to stay the proceeding pending the decision on our request for reexamination. We are unable to predict the outcome of this proceeding and we may become subject to a damage award, which could cause us to incur additional losses and adversely impact our financial position, results operations and/or our cash flows. In addition, we may be required to seek to re-engineer our technology, to obtain licenses from Merge to continue using our technology without substantial re-engineering, or to seek to remove the accused functionality or feature as a result of the Merge claim. We could also be forced to take similar measures in the event that another party asserts that our technology violates that party’s proprietary rights or if a court holds that our technology violates such rights.

Employees and Independent Contractors

As of September 30, 2007, we had 232 employees. None of our employees are covered by labor agreements or affiliated with labor unions. As of September 30, 2007, we had 106 affiliated radiologists providing services to our customers, each of whom is an independent contractor with VRP. We consider our relationships with our employees and independent contractors to be satisfactory.

Our Facilities

Our corporate headquarters and operations center occupy approximately 30,000 square feet in an office building in Minnetonka, Minnesota. The lease for this facility expires in June 2010. Pursuant to an agreement for the provision of data services, our servers, network hardware and primary internet connections are located in a data center in Minneapolis, Minnesota. This agreement expires in November 2009. During the nine months ended September 30, 2007, the total rent expense was approximately $501,000 for this facility. In November 2006, we entered into an 18 month lease for 10,800 square feet of additional office space in Eden Prairie, Minnesota. Our physician services group moved into this facility during the first quarter of 2007. During the nine months ended September 30, 2007, the total rent expense for this facility was approximately $121,000. In August 2007, we extended the term of this lease through March 31, 2009. We believe our present facilities will be adequate to sustain our operations and anticipated growth requirements for approximately the next 12 months. We believe that suitable, alternate space and facilities would be available to us at commercial rates should the need arise.

We also lease approximately 2,200 square feet of newly constructed office space in Maui, Hawaii, which serves as a reading room for our affiliated radiologists who are located in or visit Maui. The lease expires in March 2011. However, we have an option to renew the lease for an additional 5-year term. During the nine months ended September 30, 2007, the total rent expense was approximately $51,000 for this facility.

We also recently entered into an agreement to lease approximately 2,400 square feet of office space in Mountain View, California, which will serve as additional office space for our engineering group. The lease expires in August 2012 with an option to renew the lease for an additional 5-year term. During the nine months ended September 30, 2007, the total rent expense was approximately $5,000 for this facility.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our directors and executive officers.

Name	Age	Position(s)
Sean Casey, M.D.	43	Chief Executive Officer and Chairman of the Board
Robert Kill	43	President and Chief Operating Officer
Richard W. Jennings	47	Chief Technology Officer
Mark Marlow	43	Chief Financial Officer and Treasurer
George H. Frisch	65	General Counsel and Secretary
Eduard Michel, M.D., Ph.D.	45	Medical Director and Director
Nabil N. El-Hage	49	Director
Andrew P. Hertzmark	31	Director
Mark E. Jennings	45	Director
Richard J. Nigon	59	Director

Sean Casey, M.D. has served as our Chief Executive Officer and Chairman of the Board of Directors, or the equivalent, since co-founding VRP’s predecessor in May 2001. An American Board of Radiology-certified radiologist, Dr. Casey is a pioneer in the clinical use of cerebral CT angiography and venography, as well as other three-dimensional post-processing applications. He has received numerous awards from the Radiological Society of North America, the American Society of Neuroradiology and the American Roentgen Ray Society and has published numerous professional articles on radiology. Prior to co-founding VRC, Dr. Casey was an associate professor, director of Head and Neck Radiology and director of the neuroradiology fellowship training program at the University of Minnesota. Since 1998, Dr. Casey has served on the medical advisory board of Vital Images Inc., a provider of 3-D visualization applications. Dr. Casey received his undergraduate degree from Johns Hopkins University, and a Doctor of Medicine degree from the Albert Einstein College of Medicine in New York City. He served his radiology residency at Long Island Jewish Medical Center in New York and completed a Neuroradiology fellowship at the University of Colorado Health Sciences Center in Denver. Dr. Casey holds a Certificate of Added Qualification in neuroradiology from the American Board of Radiology and is currently licensed to practice medicine in all 50 states and the District of Columbia.

Robert Kill has served as our President and Chief Operating Officer since May 2007. Prior to joining us, Mr. Kill was President of Physician Systems for Misys Healthcare Systems, a provider of clinical and practice management software applications to physician practices, group practices, health systems and managed services organizations. Before joining Misys Healthcare Systems in 2002, Mr. Kill was Executive Vice President of Entertainment Publications, Inc., where he was employed from 1996 through 2001, and Vice President of Operations for American Hospital Supply/Baxter Healthcare, where he was employed from 1986 through 1996. Mr. Kill received a Bachelor’s degree in Economics from the University of Notre Dame.

Richard W. Jennings joined us in April 2007 as our Chief Technology Officer. Mr. Jennings has more than 25 years of information technology, or IT, related experience and is responsible for managing our growing teleradiology technology platforms and infrastructure. Prior to joining us, Mr. Jennings served from 2004 to 2007 as president and managing director of Assess IT, a provider of technology management consulting services ranging from IT assessments and fractional chief technology officer services to independent IT validation and information security audits. Mr. Jennings also held various management positions with Electronic Data Systems and General Dynamics from 2003 to 2004, and has served as Vice President and General Manager, Western Region of Computer

Sciences Corporation from 1998 to 2003. Mr. Jennings earned a Bachelor of Science in mechanical engineering from the University of Texas at Austin, and a Master of Science in management from Stanford University’s Graduate School of Business. Additionally, Mr. Jennings is a Certified Information Systems Auditor, or CISA, which is the widely accepted standard of achievement for technology management of software development, infrastructure management, information security and IT controls. Mr. Jennings is the brother of Mark E. Jennings, one of our directors.

Mark Marlow has served as our Chief Financial Officer since August 2003. From 1995 to 2003, Mr. Marlow served as Vice President of Finance of WAM!NET, Inc., a company he helped found in 1995, and which became a global provider of networking and workflow management services for the media and advertising industry and through its subsidiary, Netco Government Services, Inc., for the United States Navy. Prior to 1995, Mr. Marlow worked for MJK, a private Minneapolis based investment banking firm where he held a general securities license. He also served as Financial Director for Falcon Group, LLC, from 2001 to 2003. Mr. Marlow earned his Bachelor of Science and Master of Business Administration degrees from the University of Minnesota’s Carlson School of Management.

George H. Frisch, J.D. has served as our General Counsel and Secretary since October 2004. Prior to joining us, Mr. Frisch served from 1998 to 2004 as Senior Counsel of WAM!NET, Inc., a global provider of networking and workflow management services for the media and advertising industries and through its subsidiary, Netco Government Services, Inc., for the United States Navy. Prior to his employment with WAM!NET, Inc., Mr. Frisch engaged in the private practice of corporate and securities law. Mr. Frisch attended the University of Minnesota, and received a Bachelor of Science and a Juris Doctor, cum laude, from the William Mitchell College of Law.

Eduard Michel, M.D., Ph.D. has been one of our directors since co-founding VRP’s predecessor in May 2001. Since July 2006, Dr. Michel has served as our Medical Director. Prior to this time, Dr. Michel was engaged from 1998 to 2006 in the private practice of neuroradiology in Minneapolis and also held appointment as a clinical assistant professor of radiology at the University of Minnesota. Dr. Michel has a Certificate of Added Qualification in neuroradiology from the American Board of Radiology and has published numerous professional articles on radiology. He received his Bachelor of Science, Doctor of Medicine and Ph.D. degrees from the University of Minnesota, where he completed training in diagnostic radiology and neuroradiology.

Nabil N. El-Hage has been one of our directors since May 2007. Since 2005, Mr. El-Hage has been a Professor of Management Practice at Harvard Business School in the Finance Area. From January 2003 to June 2005, he was a Senior Lecturer at Harvard Business School. Mr. El-Hage originally joined the faculty of Harvard Business School in 1984. Prior to 2003, Mr. El-Hage gained experience in venture capital with TA Associates and Advent International, as well as on the operating side, as CFO of Back Bay Restaurant Group. He also served from 1995 to 2003 as Chairman and from 1995 to 2002 as CEO of Jeepers! Inc., a private equity-financed national chain of indoor theme parks. Mr. El-Hage is currently the Chairman and a trustee of the MassMutual Premier Funds. Mr. El-Hage graduated cum laude from Yale University with a degree in electronic engineering and earned his MBA with the Highest Honors as a Baker Scholar from Harvard Business School.

Andrew P. Hertzmark has served as one of our directors since April 2006 and is an appointee of the holders of our Series A Preferred Stock. Since 2007, Mr. Hertzmark has been a Partner of Generation Partners, a private investment firm that acquires and provides growth capital to companies primarily in the healthcare, business and information services, and media and entertainment sectors. From 2004 to 2007, Mr. Hertzmark was a Vice President of Generation Partners. Prior to joining Generation Partners, Mr. Hertzmark was an Associate from 2000 to 2002 at Galen Associates, a private investment firm focused on the healthcare industry. Mr. Hertzmark also was an Analyst in the

Investment Banking Division of UBS AG. Mr. Hertzmark currently serves on the Board of Directors of Post Education, Inc. and is a Trustee of Post University. Mr. Hertzmark earned a Bachelor of Arts from the University of Pennsylvania and received his Master of Business Administration from The Wharton School of Business.

Mark E. Jennings has served as one of our directors since May 2005 and is an appointee of the holders of our Series A Preferred Stock. Since 1996, Mr. Jennings has been the Managing Partner and co-founder of Generation Partners, a private investment firm that acquires and provides growth capital to companies primarily in the healthcare, business and information services, and media and entertainment sectors. Prior to founding Generation Partners, Mr. Jennings was a Partner at Centre Partners, a private equity firm affiliated with Lazard Freres, and prior to that, he was employed at Goldman, Sachs & Co. Through Generation Partners and predecessor firms, he has invested in more than 50 companies over the past 20 years and has served on the Board of Directors of 23 companies, including inVentiv Health, MedVance Institute, Agility Recovery Solutions, Sterling Infosystems and Six Flags, Inc. Mr. Jennings also serves as the Chairman of the Board of Post University. Mr. Jennings earned a Bachelor of Science in Mechanical Engineering with Highest Honors from the University of Texas and received his Master of Business Administration from the Harvard Business School. Mr. Jennings is the brother of Richard W. Jennings, our Chief Technology Officer.

Richard J. Nigon has been one of our directors since May 2007. Mr. Nigon is currently the President of Cedar Point Capital, Inc., a private company that raises capital for early stage companies. From February 2001 until May 2007, Mr. Nigon was a Director of Equity Corporate Finance for Miller Johnson Steichen Kinnard (“MJSK”), a privately held investment firm. In December 2006, MJSK was acquired by Stifel Nicolaus and Mr. Nigon was a Managing Director of Private Placements at Stifel Nicolaus. From February 2000 to February 2001, Mr. Nigon served as the Chief Financial Officer of Dantis, Inc., a web hosting company. Prior to joining Dantis, Mr. Nigon was employed by Ernst & Young, LLP from 1970 to 2000, where he served as a partner from 1981 to 2000. While at Ernst & Young, Mr. Nigon served as the Director of Ernst & Young’s Twin Cities Entrepreneurial Services Group and was the coordinating partner on several publicly-traded companies in the consumer retailing and manufacturing industries. Mr. Nigon also serves as a director of Restore Medical, Inc. and Vascular Solutions, Inc. and previously served as a director of Stockwalk Group Inc. from September 2000 until December 2006.

Board Composition

Term of Directors and Composition of Board of Directors

Our Board of Directors is divided into three staggered classes of directors of the same or nearly the same number. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the first Annual Meeting of Stockholders held after the completion of this offering for the Class I directors, the second Annual Meeting of Stockholders held after the completion of this offering for the Class II directors and the third Annual Meeting of the Stockholders held after the completion of this offering for the Class III directors.

•	Our Class I directors will be Messrs. Hertzmark and Michel;

•	Our Class II directors will be Messrs. Casey and Jennings; and

•	Our Class III director will be Messrs. El-Hage and Nigon.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect upon the completion of this offering, will provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one-third of the directors. The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

On October 29, 2007, Domingo R. Gallardo, one of our directors, tendered his resignation as a director on our Board of Directors effective immediately. Consequently, all of Mr. Gallardo’s remaining unexercised options to purchase shares of our common stock have been forfeited and are no longer exercisable.

Term of Executive Officers

Each executive officer serves at the discretion of the Board of Directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Committees of the Board

Our Board of Directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below.

Audit Committee

Our audit committee oversees a broad range of issues surrounding our accounting and financial reporting processes and audits of our financial statements. Our audit committee (i) assists our Board of Directors in monitoring the integrity of our financial statements, our compliance with legal and regulatory requirements and our independent auditor’s qualifications, independence and performance; (ii) maintains direct responsibility for the appointment, compensation, retention and oversight of the work of any independent registered public accounting firm engaged for the purpose of performing any audit, review or attest services and for dealing directly with any such accounting firm; (iii) provides a medium for consideration of matters relating to any audit issues; and (iv) will prepare the audit committee report that the SEC rules require be included in our annual proxy statement or annual report on Form 10-K.

Our audit committee consists of Richard J. Nigon (Chair), Nabil N. El-Hage and Andrew P. Hertzmark. We believe that the composition of our audit committee complies with all applicable rules of the SEC and the NASDAQ Global Market, including the requirement that at least one member of the audit committee is an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of the NASDAQ Global Market. Messrs. Nigon and El-Hage are independent as such term is defined under the Securities Exchange Act of 1934, as amended, and the rules of the NASDAQ Global Market. In accordance with the applicable rules of the SEC and NASDAQ Global Market, we plan to reconstitute our audit committee to be comprised of entirely independent directors within 12 months after the completion of this offering.

Our Board of Directors has adopted a written charter for the audit committee, which will be available on our website upon the completion of this offering.

Compensation Committee

Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives, and setting compensation of these officers based on such evaluations. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. Our compensation committee has sole discretion concerning the administration of our stock option plans, including the selection of individuals to receive awards and the time at which awards will be granted.

Our compensation committee consists of Nabil N. El-Hage (Chair), Sean Casey, M.D., Mark E. Jennings and Andrew P. Hertzmark. Messrs. El-Hage and Hertzmark are independent as such term is defined under the rules of the NASDAQ Global Market. In accordance with the applicable rules of the NASDAQ Global Market, we plan to reconstitute our compensation committee to be comprised of a majority of independent directors within 90 days after completion of this offering. In addition, our compensation committee will be comprised of entirely independent directors within 12 months after the completion of this offering.

Our Board of Directors has adopted a written charter for the compensation committee, which will be available on our website upon the completion of this offering.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee oversees and assists our Board of Directors in identifying, reviewing and recommending nominees for election as directors; evaluates our Board of Directors and our management; develops, reviews and recommends corporate governance guidelines and a corporate code of business conduct and ethics; and generally advises our Board of Directors on corporate governance and related matters.

Our nominating and corporate governance committee consists of Eduard Michel and Richard J. Nigon. In accordance with the applicable rules of the NASDAQ Global Market, our nominating and corporate governance committee will be comprised of entirely independent directors within 12 months after the completion of this offering.

Our Board of Directors has adopted a written charter for the nominating and corporate governance committee, which will be available on our website upon the completion of this offering.

Our Board of Directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

Mark E. Jennings, a member of our compensation committee, recused himself from participation in the determination of the compensation for Richard W. Jennings, our Chief Technology Officer and the brother of Mark E. Jennings. None of our executive officers currently serves, or in the past year has served, as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or compensation committee.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis relates to the material elements of our compensation policies and programs for our named executive officers (the “NEOs”) listed in the tables that follow.

Compensation Policies and Objectives

The primary objectives of our compensation policies are to attract and retain qualified employees and to incentivize these employees to promote the continued growth of our business. In doing so, we seek to align their interests with ours and our stockholders through a combination of cash and equity-based compensation. Because of our position as a rapidly growing company in an emerging market, we have limited our compensation strategy to basic programs consisting of base salary, cash bonus, equity awards (in the form of stock options) and certain benefit programs, including health insurance. In the past, we have used our cash-based and equity-based compensation, encompassing base salary, annual bonus compensation and stock option awards, to attract top quality talent for each of our top executive officer positions. Bonus compensation has also been used to specifically target our primary corporate objective of growth in gross revenues. Stock options are also used to retain employees and align their long-term interests with ours and our stockholders. This equity-based compensation policy and objective is based on the premise that as our business continues to mature through the establishment and development of new market opportunities, our continued success will be reflected in the value of our stock.

During October 2006, we engaged Hewitt Associates, Inc., an independent compensation consultant, to evaluate our overall compensation program in anticipation of completing this offering. Our compensation committee is currently evaluating the recommendations of the compensation consultant and considering the need to alter our compensation policies and objectives in response to those recommendations. On December 31, 2006, we entered into separation and general release agreements with Mr. Backhaus, our Chief Technology Officer at that time, and Ms. Lusic, our Chief Operating Officer at that time. See “Executive Compensation—Potential Payments Upon a Termination—Separation Agreements.” Also, during December 2006, our compensation committee engaged Heidrick & Struggles, Inc., an independent executive search firm, to advise the compensation committee on the compensation package for a new President and Chief Operating Officer. We believe that installing a new President will allow Dr. Casey to devote more efforts to his primary role as Chief Executive Officer as we continue to grow.

Determination of Compensation

Our compensation committee establishes and approves our compensation policies and programs. Our compensation committee meets between four and six times during each year to evaluate the success of our compensation programs in the past and set new strategies for the future, to consider changes to these programs and to approve certain annual compensation increases. The initial base salary and bonus for each of our NEOs is set forth in employment agreements between us and each NEO. Equity-based compensation granted to our NEOs upon commencement of their employment with us was also set forth in the employment agreements between us and each NEO. The agreements with the NEOs, other than Dr. Casey, were the result of negotiations between these NEOs and Dr. Casey, our founder and Chief Executive Officer. On May 2, 2005, all of these agreements were approved, with certain amendments, by our compensation committee in conjunction with the issuance and sale of shares of our Series A Preferred Stock. The current employment agreement between us and Dr. Casey, our founder and Chief Executive Officer, was also approved by the Board of Directors in conjunction with the issuance and sale of the shares of our Series A Preferred Stock.

Our compensation committee reviews and approves any increase in base salary for Dr. Casey. Base salaries for the NEOs, other than Dr. Casey, are subject to automatic annual increases set forth in their employment agreement. Bonus compensation for these individuals is a set percentage of the increase in gross revenue and is calculated and paid on a quarterly basis. All equity-based compensation is considered and approved by the compensation committee based on recommendations of Dr. Casey.

Identification and Analysis of Compensation Programs

Base Salary

Base salary for each NEO has historically been initially established by comparison to base salaries paid to NEOs of other similarly-sized organizations within our industry. These initial base salaries are set forth in the employment agreements with the NEOs. Each of these employment agreements, except for Dr. Casey’s employment agreement, provides for an automatic annual increase in base salary on the anniversary of the NEO’s employment commencement date of 9% for Mr. Marlow, Mr. Backhaus and Ms. Lusic and 4.5% for Mr. Frisch. As mentioned above, once each year, the compensation committee undertakes a subjective review of our overall progress during the past year, the general performance during the year of Dr. Casey and the current market conditions. This review takes into consideration the achievement of certain corporate performance goals as well as Dr. Casey’s individual achievements. In addition, in evaluating market conditions, although no formal survey or evaluation is undertaken, we consider the base salaries that are paid to similarly-positioned individuals within our competitive market. This evaluation is based primarily on the compensation committee’s general knowledge of our industry.

During 2006, each of the NEOs, with the exception of Dr. Casey and Mr. Frisch, received a base salary increase equal to 9% of their previous base salary. This increase was an automatic increase pursuant to the terms of their employment agreements with us. Dr. Casey did not receive a base salary increase during 2006. Mr. Frisch received a base salary increase equal to 4.5% of his previous base compensation pursuant to the terms of his employment agreement with us.

On April 1, 2007, we entered into new employment agreements with Messrs. Marlow and Frisch which supersede the agreements governing their 2006 compensation (and which are discussed in further detail below). The initial terms of these new agreements will expire on April 1, 2010, at which point the terms will automatically extend for additional one-year terms unless earlier terminated by either party upon written notice provided to the other party 30 days prior to the end of the initial term or any subsequent terms. Pursuant to the agreements, Messrs. Marlow and Frisch are entitled to annual base salaries of $250,000 and $230,000, respectively, during the initial terms of the agreements, which salaries may thereafter be increased at the discretion of our Board of Directors.

Effective as of October 1, 2007, we entered into a new employment agreement with Dr. Casey, which agreement supersedes the agreement governing his 2006 compensation (and which is discussed in further detail below). The initial term of the new agreement will expire on October 1, 2010 but will automatically continue for additional one-year terms unless earlier terminated by either party upon written notice to the other at least 30 days prior to the expiration of the then-current term. Pursuant to the new agreement, Dr. Casey is entitled to an annual base salary of $420,000, which may be increased at the discretion of our Board of Directors.

In addition, VRP is party to a physician agreement with Dr. Eduard Michel, who also serves as one of our directors and as our Medical Director. Pursuant to this agreement, which was effective as of April 12, 2006, Dr. Michel provides radiology interpretation and consultation services in exchange for annual base compensation, the amount of which varies depending on the number of hours worked each year by Dr. Michel as well as the number of radiology interpretations completed by Dr. Michel in a calendar quarter. See “Physician Agreement with Eduard Michel, M.D., Ph.D.” following the Director

Compensation Table. The purpose of structuring Dr. Michel’s compensation in this manner was to both incentivize and reward increased productivity, as well as to encourage Dr. Michel to contribute to the growth and success of VRP.

Bonus

Each of the NEOs is also eligible to receive quarterly bonuses pursuant the terms of his or her individual employment agreement. As noted above, the employment agreements were negotiated by Dr. Casey and subsequently approved by our compensation committee. The primary objective of these bonuses is to promote revenue growth quarter-to-quarter and to reward the NEOs for their individual contributions to such growth. These bonuses are guaranteed percentages paid in cash and entirely based on the achievement of revenue growth. Each NEO, except for Mr. Frisch, receives quarterly bonuses equal to 2.5% of the increase in gross revenues over the gross revenues of the immediately preceding fiscal quarter. Mr. Frisch receives quarterly bonuses equal to 1.25% of the increase in gross revenues over the gross revenues of the immediately preceding fiscal quarter. Bonus amounts are calculated and paid by us on a quarterly basis after the financial statements for that fiscal quarter have been finalized. Bonuses are required to be paid to the NEOs within 60 days of the end of the quarter to which they relate. The Chief Financial Officer reviews financial statements and approves bonus amounts before they are paid. These bonus amounts for 2006 are included in the Summary Compensation Table as Non-Equity Incentive Compensation because of their performance-based nature.

In addition, Dr. Michel is entitled to quarterly bonus payments pursuant to the terms of his physician agreement with VRP. The amount of these payments is calculated as a percentage of Dr. Michel’s annual base compensation and varies depending on the extent to which Dr. Michel meets or exceeds his goal number of radiology interpretations in a given calendar quarter. As with the annual base compensation payable under the agreement, the bonus payments are designed to encourage and reward increased productivity. See “Physician Agreement with Eduard Michel, M.D., Ph.D.” following the Director Compensation Table.

Our Board has adopted the 2007 Bonus Plan pursuant to which bonuses may be granted to individuals holding the following positions in our Company in 2007: (i) Chief Executive Officer; (ii) President and Chief Operating Officer; (iii) Chief Medical Officer; (iv) Chief Financial Officer; (v) General Counsel; and (vi) Chief Technology Officer.

Under the Company’s 2007 Bonus Plan, target bonus amounts equal to 50% of base salary, and actual bonus payments will depend on the level of achievement of financial performance goals, which consist of an equal weighting of (i) our Adjusted EBITDA target of $17.4 million and (ii) our revenue target of $87.6 million, as well as organizational imperatives, which consist of legal and regulatory compliance, quality of patient care, and other non-financial performance objectives. For the purposes of our bonus plan, Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, and without regard to non-controlling interest, net interest or the effects of physician and employee non-cash stock-based compensation expense. The actual bonus paid with respect to the financial performance goals may be less than the target bonus to the extent that less than the Adjusted EBITDA and revenue targets are achieved. In any case, no bonus based on the financial performance goals will be paid if our 2007 Adjusted EBITDA does not exceed $15.6 million. In addition, for each 1% that our target Adjusted EBITDA margin is exceeded, each executive’s bonus amount will increase by 10%.

The revenue and Adjusted EBITDA targets set forth above were established for compensation purposes and do not represent our projected results. These targets do not represent estimates or projections of our 2007 results and you should not assume that we will achieve these results which are used for compensation purposes. Moreover, the calculation of Adjusted EBITDA for the purposes of determining whether the targets are met under our 2007 Bonus Plan includes various adjustments, including non-recurring charges and expenses which may be excluded at the discretion of our Board of Directors. In addition, Adjusted EBITDA is not a term under GAAP and may not be comparable to other similarly titled measures of other companies. Our actual results will be subject to a number of factors, including the successful execution of our business plan, the overall economic environment and the other factors discussed in the “Risk Factors” section of this prospectus.

Organizational imperatives vary according to an executive’s title within the Company and are also determined by our Board. In addition, our Board determines the extent to which organizational imperatives are achieved. The extent to which the financial performance goals and organizational imperatives must be achieved in order for an executive to receive the target bonus amount is weighted differently for each executive, as set forth below:

Position	Financial Performance Goals	Organizational Imperatives
Chief Executive Officer	100%	0%
President and Chief Operating Officer	100%	0%
Chief Medical Officer	20%	80%
Chief Financial Officer	100%	0%
General Counsel	50%	50%
Chief Technology Officer	75%	25%

The total target bonus pool allocable to bonuses for executives under the 2007 Bonus Plan is $800,000.

Equity-Based Compensation

We issued equity-based compensation to our NEOs upon the commencement of their employment with us. All equity-based compensation has been granted in the form of stock options. We chose stock options because of the perceived value to the option holder given our position as a high growth company in an emerging market. In all cases, equity-based awards were recommended by the Board of Directors (in the case of Dr. Casey’s options) or by Dr. Casey (in the case of the remaining NEOs) and approved by the full Board of Directors. Option awards granted to the NEOs were based on the same factors considered in setting base salaries and have varied in size depending on the fair market value of the options on the date of grant, as well as the position held by the individual receiving the award. Exercise prices for all options granted to NEOs have been established at or above the fair market value of the options on the date of grant. We have not yet developed a policy or practice relating to the timing of option awards prior to, in connection with or following the release by us of material non-public information.

In connection with the execution of their new employment agreements, Messrs. Marlow and Frisch were granted options to purchase 48,000 and 30,000 shares of our common stock, respectively, at an exercise price of $12.00 which was equal to the fair market value of one share of our common stock on the effective date of grant, which options vest ratably over four years and become immediately vested and exercisable upon a change in control, as defined in their employment agreements. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting for Stock Based Compensation—Critical Accounting Policies—Determination of Fair Value of Our Stock Options” with respect to how our Board of Directors determines the fair value of our common stock. This offering will not constitute a change of control under their employment agreements. In the event that Messrs. Marlow and Frisch die while employed by us, we will make reasonable efforts to repurchase their stock or any outstanding vested options related to this grant held by them at the time of death at a price equal to the fair market value as determined by our Board of Directors. This provision of their agreements expires upon an initial public offering of our stock.

In 2007, we also granted options to purchase common stock to our new President and Chief Operating Officer and our new Chief Technology Officer in connection with the execution of their employment agreements with us. See “—Employment Agreements with Robert Kill and Richard W. Jennings.”

In addition, on September 14, 2007, our Board of Directors approved the grant to Messrs. Frisch, Jennings, Kill and Marlow of incentive stock options to purchase 10,000, 15,000, 25,000, and 5,000 shares of our common stock, respectively, to be granted on the earlier of: (i) the effective date of this registration statement and (ii) December 31, 2007, at a price per share equal to the initial public offering price for one share of our common stock in the case of (i) above or the fair market value of the one share of our common stock on December 31, 2007 in the case of (ii) above. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting for Stock Based Compensation—Critical Accounting Policies—Determination of Fair Value of Our Stock Options” with respect to how our Board of Directors determines the fair value of our common stock.

Severance and Change in Control Payments

As noted above, we have entered into employment agreements with each of our NEOs which provide for certain payments to our NEOs subsequent to, or in connection with the termination of their employment by us without cause or by the NEOs for good reason or for a change in control of the Company to which we refer collectively as Termination Benefits. Termination Benefits are primarily in the form of monthly cash payments and continued benefits following a termination of employment and the acceleration of the vesting of stock options upon a change in control of the Company. We believe that these agreements and triggering events are necessary to allow us to be competitive in recruiting and retaining top talent for executive officer positions. Payment and benefit levels are determined based on a variety of factors including the responsibilities held by the individual receiving the Termination Benefits, the criticality of the position held by such individual and current trends in the marketplace regarding such benefits. All employment agreements were approved by our compensation committee. We expect that we will continue to offer potential Termination Benefits to our NEOs for the foreseeable future. For a description of the potential Termination Benefits included in the employment agreements to which we are currently a party, see “Executive Compensation—Potential Payments Upon a Termination—Employment Agreements.”

In addition, we entered into employment agreements in 2007 with Robert Kill, our new President and Chief Operating Officer, and Richard W. Jennings, our new Chief Technology Officer. See “—Employment Agreements with Robert Kill and Richard W. Jennings.”

We do not currently maintain any non-equity long-term incentive compensation programs or any special retirement or deferred compensation plans for our NEOs, nor do we grant or provide perquisites to our NEOs.

Employment Agreements with Robert Kill and Richard W. Jennings

We have entered into employment agreements with Robert Kill, our new President and Chief Operating Officer, and Richard W. Jennings, our new Chief Technology Officer. The employment agreements for Messrs. Kill and Jennings each have an initial term of three years, expiring on May 29, 2010 and April 2, 2010, respectively, with the initial term of each agreement subject to automatic renewal for successive one-year terms unless earlier terminated by either party upon written notice provided to the other party 30 days’ prior to the end of the initial term or any subsequent term.

Mr. Kill’s employment agreement entitles him to the following compensation and benefits: (i) an annual base salary of $325,000 (subject to upward adjustment); (ii) an annual performance-based bonus in an amount of up to 50% of his base salary under our 2007 Bonus Plan; (iii) an initial grant of options to purchase 200,000 shares of our common stock (which vest ratably over 4 years and become immediately vested and exercisable upon a change in control, as defined in the employment agreement) and have an exercise price of $12.00 per share; (iv) participation in the same benefit plans as similarly-situated executives; (v) the same perquisites to which similarly-situated executives are entitled; and (vi) payment of certain relocation expenses. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting for Stock Based Compensation—Critical Accounting Policies—Determination of Fair Value of Our Stock Options” with respect to how our Board of Directors determines the fair value of our common stock. This offering will not constitute a change in control under Mr. Kill’s employment agreement.

Mr. Jennings’s employment agreement entitles him to the following compensation and benefits: (i) an annual base salary of $300,000 (subject to upward adjustment); (ii) an annual performance-based bonus in an amount of up to 50% of his base salary under our 2007 Bonus Plan; (iii) an initial grant of options to purchase 130,000 shares of our common stock (which vest ratably over 4 years and become immediately vested and exercisable upon a change in control, as defined in the employment agreement) and have an exercise price of $12.00 per share; (iv) participation in the same benefit plans as similarly-situated executives; (v) the same perquisites to which similarly-situated executives are entitled; and (vi) payment of certain relocation expenses. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting for Stock Based Compensation—Critical Accounting Policies—Determination of Fair Value of Our Stock Options” with respect to how our Board of Directors determines the fair value of our common stock. This offering will not constitute a change in control under Mr. Jennings’s employment agreement. For a description of the fee we paid in connection with our search and hiring of Mr. Jennings, see “Certain Relationships and Related Party Transactions—Consulting Services Provided by Assess IT.”

In the event that either Messrs. Kill or Jennings’s employment is terminated by the executive for good reason or by us without cause (as each is defined in the employment agreements), the applicable executive will be entitled to the following severance benefits: (i) a pro-rata portion of his annual bonus for the year in which termination occurs; (ii) the continuation of his base salary for 12 months following termination; and (iii) the continued participation in all health and welfare plans for 12 months following termination (subject to the continued payment of the employee portion of the premiums). In the event of such termination, each executive will have a duty to use reasonable efforts to secure new employment and the severance payments payable to such executive will be reduced by the amount of compensation received by the executive pursuant to any new employment. In addition, to the extent that the applicable executive becomes eligible for health insurance coverage from any successor employers, our obligations with respect to continued health benefits will cease.

In the event that Messrs. Kill and Jennings die while employed by us, we will make reasonable efforts to repurchase their stock or any outstanding vested options related to this grant held by them at the time of death at a price equal to the fair market value as determined by our Board of Directors. This provision of their agreements expires upon an initial public offering of our stock.

Messrs. Kill and Jennings are subject to non-competition and non-solicitation obligations during the term of their employment and for two years thereafter.

In addition, we have agreed to pay certain of Messrs. Kill and Jennings’s expenses for travel between their respective current residences and our corporate headquarters. We have also provided Messrs. Kill and Jennings with relocation allowances of $120,000 and $50,000, respectively.

Impact of Tax and Accounting Treatment

We do not currently have a policy with respect to Section 162(m) of the Internal Revenue Code. During the year ended December 31, 2006, no compensation was paid to any of the NEOs that was non-deductible as a result of the limitations imposed by Section 162(m).

We adopted the provisions of SFAS 123R on January 1, 2006. Although consideration is always given to the tax and accounting implications of awarded equity grants, we have not granted fewer options or eliminated option grants because of the accounting charges incurred under SFAS 123R. In addition, we have not yet chosen to grant other equity awards in lieu of options as a result of SFAS 123R, although we may elect to do so in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation earned by each of our NEOs during the year ended December 31, 2006.

Name and Principal Position (1)	Year	Salary		Option Awards		Non-Equity Incentive Plan Compensation		All Other Compensation		Total

Sean Casey, MD, President and Chief Executive Officer	2006	$476,908	(4)	$29,879	(5)	$198,230	(6)	$196	(7)	$705,213

Mark Marlow, Chief Financial Officer	2006	160,280		4,902	(5)	198,230	(6)	1,189	(8)	364,601

Brent J. Backhaus, Chief Technology Officer and Security Officer (2)	2006	156,776		18,553	(5)	198,230	(6)	1,748	(9)	375,307

George H. Frisch, General Counsel and Secretary	2006	152,131		7,677	(5)	99,115	(6)	1,449	(10)	260,372

Lorna J. Lusic, Chief Operating Officer (3)	2006	156,776		18,553	(5)	198,230	(6)	190,305	(11)	563,864

(1)	In April 2007, Richard W. Jennings joined us as our Chief Technology Officer and in May 2007, Robert Kill joined us as our President and Chief Operating Officer. See “Compensation Discussion and Analysis—Employment Agreements with Robert Kill and Richard W. Jennings.”

(2)	On January 1, 2007, Mr. Backhaus gave notice of his intent to terminate his employment with us pursuant to a separation agreement and general release, dated December 31, 2006, between Mr. Backhaus and us. Mr. Backhaus’ employment relationship with us terminated as of February 1, 2007. However, Mr. Backhaus will continue to provide consulting services to us for twelve months following his termination of employment. See “Executive Compensation—Potential Payments Upon a Termination—Separation Agreements.”

(3)	Pursuant to a separation agreement and general release, dated December 31, 2006, between Ms. Lusic and us, Ms. Lusic ceased to be an employee of ours as of January 1, 2007. Ms. Lusic agreed to continue to provide consulting services for a period of 90 days following her termination of employment. See “Executive Compensation—Potential Payments Upon a Termination—Separation Agreements.”

(4)	Includes $67,000 in base compensation earned under Dr. Casey’s physician agreement with VRP, pursuant to which Dr. Casey serves as the President of VRP, and $49,908 in additional compensation earned by Dr. Casey for providing radiological services on a limited and backup basis.

(5)

We did not adopt the provisions of SFAS 123R until January 1, 2006. The amounts set forth in this column relate to options granted prior to January 1, 2006 and are based on the value that we would recognize under SFAS 123R assuming use of the modified prospective transition method under SFAS 123R, without regard to the method utilized when we adopted SFAS 123R, as required by the Securities and Exchange Commission. For Mr. Backhaus and Ms. Lusic, the amounts also include the incremental value attributable to the extension of their option term in connection with their respective separation agreement and general release. For further discussion regarding the assumptions used to value options issued to the NEOs, see

“Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Critical Accounting Policies—Accounting for Stock-Based Compensation—Determination of Fair Value of Our Stock Options.”

(6)	Pursuant to the terms of the employment agreements between us and each of the NEOs, the NEOs are entitled to quarterly bonuses equal to a percentage of the increase in our gross revenues of that quarter over the immediately preceding fiscal quarter. These amounts represent the aggregate amounts of quarterly bonuses earned by the NEOs during 2006.

(7)	Includes $196 earned by Dr. Casey in the form of matching contributions under our 401(k) profit sharing plan.

(8)	Includes $1,189 earned by Mr. Marlow in the form of matching contributions under our 401(k) profit sharing plan.

(9)	Includes $1,748 earned by Mr. Backhaus in the form of matching contributions under our 401(k) profit sharing plan.

(10)	Includes $1,449 earned by Mr. Frisch in the form of matching contributions under our 401(k) profit sharing plan.

(11)	Includes $189,234 in compensation due to Ms. Lusic under a separation agreement and general release, dated December 31, 2006, between Ms. Lusic and us. Also includes $1,070 earned by Ms. Lusic in the form of matching contributions under our 401(k) profit sharing plan.

Employment Agreement with Sean Casey, M.D.

Until September 30, 2007, the terms of Dr. Casey’s employment are governed by an employment agreement that provides that Dr. Casey will serve as our Chief Executive Officer. Pursuant to the terms of this agreement, Dr. Casey is entitled to receive an annual base salary of $360,000, which is subject to merit increases as determined by our Board of Directors. In addition, Dr. Casey is eligible to participate in our benefit plans and to receive a performance-based bonus for each fiscal quarter during the term of his employment agreement equal to 2.5% of the increase in our gross revenues for such fiscal quarter as compared to our gross revenues for the immediately preceding fiscal quarter. Bonus amounts are calculated and paid by us on a quarterly basis after the financial statements for that fiscal quarter have been finalized. Bonuses are required to be paid to Dr. Casey within 60 days of the quarter end. The Chief Financial Officer reviews financial statements and approves bonus amounts before they are paid. On January 2, 2004, we granted Dr. Casey an option to purchase 800,000 shares of our common stock at an exercise price of $1.00 per share. Pursuant to the terms of the grant, 21,055 shares vest and become exercisable on the last day of each month for 37 months commencing in August 2004, and 20,965 shares will vest and become exercisable on September 30, 2007. Additionally, on January 2, 2004, we granted Dr. Casey a fully vested option to purchase 641,210 shares of our common stock with an exercise price of $1.00 per share.

We have entered into a new employment agreement with Dr. Casey effective as of October 1, 2007, pursuant to which Dr. Casey will serve as our Chief Executive Officer. The initial term of Dr. Casey’s agreement will expire on October 1, 2010 but will automatically continue for additional one-year terms unless earlier terminated by either party upon written notice to the other at least 30 days prior to the expiration of the then-current term. The agreement entitles Dr. Casey to an annual base salary of $420,000, which may be increased at our discretion, and an annual bonus of up to 50% of his base salary, or such greater percentage as may be provided in an annual bonus plan approved by our Board of Directors. For the year ending December 31, 2007, Dr. Casey will be paid the bonus amount to which he was entitled on September 30, 2007 under his prior employment agreement, as well as a pro rata portion of the annual bonus to which he is entitled under the new agreement. The agreement also entitles Dr. Casey to be granted options to purchase 100,000 shares of our common stock. These options will vest in four equal installments on each of the first four anniversaries of the date of grant, and will become fully vested and exercisable in the event of a “change of control” (as defined in the agreement). The exercise price of these options is equal to the fair market value of one share of our common stock as of the earlier of (i) the closing of this offering, or (ii) December 31, 2007, as determined by our Board (or a committee thereof) at the earliest practicable time. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting for Stock Based Compensation—Critical Accounting Policies—Determination of Fair Value of Our Stock Options” with respect to how our Board of Directors determines the fair value of our common stock. Finally, in addition to Dr. Casey’s participation in our benefit plans, Dr. Casey is entitled to request that we pay half the cost of purchasing both (i) disability insurance for Dr. Casey, which insures continuing compensation at a rate of one-half of his base salary for the duration of any long-term disability, and (ii) a $1 million life insurance policy, which would be payable to Dr. Casey’s designated beneficiary in the event of his death during the term of the agreement.

In the event that Dr. Casey’s employment is terminated by us without “cause” or by Dr. Casey for “good reason” (each as defined in the agreement), Dr. Casey will be entitled to the following severance benefits: (i) continuation of base salary for a period of between 12 and 24 months (as determined in our sole discretion); (ii) a pro rata portion of his annual bonus for the year in which termination occurs; (iii) continuation of the benefits provided for in the agreement during the relevant severance period; and (iv) continued vesting of his stock options during the first 6 months of the relevant severance period. The agreement also subjects Dr. Casey to non-solicitation obligations during the term of his employment and for two years thereafter, and to non-competition obligations during the term of his employment and for the duration of the severance period thereafter.

In order to further our objectives of incentivizing the growth of our business and retaining our executives, as well as to mirror similar changes made to certain of our other executives’ employment agreements, our compensation committee structured Dr. Casey’s new employment agreement in such a manner as to create a competitive compensation package that, based on their experience, the members of the compensation committee believe is more consistent with compensation packages awarded to similarly situated executives within our industry. No formal benchmarking was conducted in setting the terms of Dr. Casey’s new employment agreement. See “Employment Agreements with Certain Executive Officers.”

Physician Agreement with Sean Casey, M.D.

Until September 12, 2007, VRP was party to a physician agreement with Dr. Casey pursuant to which Dr. Casey served as the President of VRP and also provided radiological services on a limited and backup basis. The term of the physician agreement automatically renewed for successive one-year periods unless earlier terminated by either VRP or Dr. Casey. Dr. Casey was entitled to a base salary of $67,000 annually. Additionally, VRP paid Dr. Casey for radiological services which were equal to 60% of all gross revenues collected on studies billed to Dr. Casey up to a gross revenue amount of $60,000 per quarter. Compensation for these radiological services was calculated and paid on a monthly basis after the financial statements for that fiscal month had been finalized. The Chief Financial Officer reviewed and approved all compensation before they were paid. Under the agreement, VRP billed for, collected and owned all fees and patient records that were charged for Dr. Casey’s radiological services. Additionally, VRP is required to maintain medical malpractice insurance for the benefit of Dr. Casey, which covered conduct that occurred as a result of the radiological services rendered during the term of the agreement, with minimum coverage of $1 million per claim and $3 million in the aggregate annually. This policy covered Dr. Casey during the term of his employment and for a period of at least seven years after termination of employment.

VRP has entered into an amended and restated physician agreement with Dr. Casey effective as of September 13, 2007, pursuant to which Dr. Casey will serve as the President and principle executive officer of VRP, and pursuant to which he shall provide radiology interpretation and consultation services at VRP’s request. The initial term of this agreement will expire on September 13, 2009 but will automatically continue for additional one-year terms unless earlier terminated by either party. The agreement will also terminate if Dr. Casey’s employment with us is terminated. Under the agreement, Dr. Casey is entitled to $67,000 of base compensation, an additional amount of up to $10,000 per year for radiologic interpretations performed, and reimbursement of up to $250 per month for expenses incurred by him in connection with his provision of services under the agreement. VRP is also required to maintain medical malpractice insurance for the benefit of Dr. Casey, which covers conduct that occurs as a result of radiological services rendered during the term of the agreement, with minimum coverage of $1 million per claim and $3 million in the aggregate annually. This policy covers Dr. Casey during the term of the agreement and for a period of at least seven years after termination of the agreement.

Employment Agreements with Certain Executive Officers

Until April 1, 2007, the terms of our employment of Mr. Mark Marlow, our Chief Financial Officer, and Mr. George H. Frisch, our General Counsel and Secretary, were governed by employment agreements that have since been superceded. As of December 31, 2006, under the terms of the former agreements, the annual base salaries for Mr. Marlow and Mr. Frisch were $168,354 and $157,252, respectively. Their salaries were subject to annual automatic increases of 9% for Mr. Marlow and 4.5% for Mr. Frisch. Each of these executives was eligible to receive performance-based bonuses for each of our fiscal quarters during the term of their employment agreements. Mr. Marlow was eligible to receive a bonus equal to 2.5%, and Mr. Frisch 1.25%, of the increase in our gross revenues for such fiscal quarter as compared to the gross revenues for the immediately preceding fiscal quarter. Pursuant to each of their former employment agreements, we granted Mr. Marlow an option to purchase 175,000 shares of our common stock and Mr. Frisch an option to purchase 100,000 shares of our common stock. On October 4, 2007, 60,000 of Mr. Frisch’s options will become fully vested and exercisable and an additional 20,000 of Mr. Frisch’s options will become fully vested and exercisable on October 4, 2008. The remaining 20,000 of Mr. Frisch’s options granted under the former agreements will become fully vested and exercisable on October 4, 2009. All of Mr. Marlow’s options are fully vested and exercisable. These employment agreements were superseded by new employment agreements (the terms of which are discussed below) that we entered into with each of Messrs. Marlow and Frisch in April 2007.

On April 1, 2007, we entered into new employment agreements with Messrs. Marlow and Frisch which agreements are currently in effect and supersede the agreements governing their 2006 compensation. Pursuant to the new employment agreements, Mr. Marlow and Mr. Frisch are entitled to annual base salaries of $250,000 and $230,000, respectively, during the initial terms of the agreements, which salaries may thereafter be increased at the discretion of the Board. Each of the executives is eligible to receive a performance-based bonus under the Company’s 2007 Bonus Plan. See “Compensation Discussion and Analysis—Bonus.” Pursuant to the terms of their new employment agreements, in the event that Messrs. Marlow and Frisch’s employment is terminated by the executive for good reason or by us without cause (as each is defined in the agreements) the applicable executive will be entitled to the following severance benefits: (i) a pro rata portion of the annual bonus amount for the year in which termination occurs (at the time that annual bonuses are paid to other senior executives), (ii) continuation of base salary for 6 months, and (iii) continuation of benefits for 12 months. Messrs. Marlow and Frisch must use reasonable efforts to find new employment in the event of such termination, and in the event that the applicable executive secures new employment, our obligation to make severance payments will be reduced by the amount of compensation received by the executive in their new positions and, when they are eligible for health benefits from a successor employer, our obligation to provide continued health benefits will cease. Messrs. Marlow and Frisch are subject to non-compete and non-solicit obligations during the term of their employment and for two years thereafter pursuant to the terms of their new employment agreements.

In connection with the execution of their new employment agreements, Messrs. Marlow and Frisch were granted options to purchase 48,000 and 30,000 shares of our common stock, respectively, at an exercise price of $12.00 which was equal to the fair market value of one share of our common stock on the effective date of the grant, which options vest ratably over four years and become immediately vested and exercisable upon a change in control, as defined in their employment agreements. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting for Stock Based Compensation—Critical Accounting Policies—Determination of Fair Value of Our Stock Options” with respect to how our Board of Directors determines the fair value of our common stock. This offering will not constitute a change of control under their employment agreements. In the event that Messrs. Marlow and Frisch die while employed by us, we will make reasonable efforts to repurchase their stock or any outstanding vested options related to this grant held by them at the time of death at a price equal to the fair market value as determined by our Board of Directors. This provision of their agreements expires upon an initial public offering of our stock.

In addition, we entered into employment agreements in 2007 with Robert Kill, our new President and Chief Operating Officer, and Richard W. Jennings, our new Chief Technology Officer. See “Compensation Discussion and Analysis—Employment Agreements with Robert Kill and Richard W. Jennings.”

Grants of Plan-Based Award

The following table sets forth information with respect to the value of option awards modified during the year ending December 31, 2006.

Name	Grant Date Fair Value of Stock and Option Awards
Sean Casey, MD, President and Chief Executive Officer	None
Mark Marlow, Chief Financial Officer	None
Brent J. Backhaus, Chief Technology Officer and Security Officer (1)	$14,196	(1)
George H. Frisch, General Counsel and Secretary	None
Lorna J. Lusic, Chief Operating Officer (1)	$14,196	(1)

(1)	For Mr. Backhaus and Ms. Lusic, the amounts include the incremental value attributable to the modification of their options in connection with their respective separation agreements and general release to extend their option term.

Pursuant to the terms of their employment agreements with us, Dr. Casey, Mr. Marlow, Mr. Backhaus, Mr. Frisch and Ms. Lusic are all entitled to quarterly performance-based bonuses equal to a set percentage of the increase in our gross revenues for any fiscal quarter over the immediately preceding fiscal quarter. For Dr. Casey, Mr. Marlow, Mr. Backhaus and Ms. Lusic, the quarterly performance-based bonuses are equal to 2.5% of the increase in gross revenues and for Mr. Frisch the quarterly performance-based bonuses are equal to 1.25% of the increase in gross revenues. Because the nature of the performance-based bonuses does not contemplate any threshold, target or maximum payouts and because the actual payout is known and set forth in the Summary Compensation Table above, we have not included the estimated future threshold, target and maximum payouts under this annual performance-based bonus program in the Grants of Plan-Based Awards table. Pursuant to their respective separation agreements and general release, Mr. Backhaus and Ms. Lusic will not be entitled to any such performance-based bonuses in the future.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information as to the status of outstanding options held by the NEOs as of December 31, 2006.

	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date
Sean Casey, MD, President and Chief Executive Officer	1,251,805	189,405	(2)	$1.00	January 2, 2014

Mark Marlow, Chief Financial Officer	175,000	None		1.00	January 2, 2014

Brent J. Backhaus, Chief Technology Officer and Security Officer	175,000	None		1.00	January 2, 2014(4)

George H. Frisch, General Counsel and Secretary	None	100,000	(3)	2.00	October 20, 2014

Lorna J. Lusic, Chief Operating Officer	175,000	None		1.00	January 2, 2014(5)

(1)	In 2007, we granted Messrs. Marlow and Frisch options to purchase 48,000 and 30,000 shares of our common stock, respectively, in connection with the execution of their new employment agreements, which are not reflected in the table. In addition, we granted Messrs. Kill and Jennings options to purchase 200,000 and 130,000 shares of our common stock, respectively, in connection with the execution of their employment agreements, which are not reflected in the table. On September 14, 2007, our Board of Directors also approved the grant to Messrs. Frisch and Marlow of incentive stock options to purchase 10,000 and 5,000 shares of our common stock, respectively, to be granted on the earlier of: (i) the effective date of this registration statement and (ii) December 31, 2007, which are not reflected in the table. See “Compensation Discussion and Analysis—Equity-Based Compensation.”

(2)	Dr. Casey’s options will become fully vested and exercisable on September 30, 2007.

(3)	On October 4, 2007, 60,000 of Mr. Frisch’s options will become fully vested and exercisable. An additional 20,000 of Mr. Frisch’s options will become fully vested and exercisable on October 4, 2008. The remaining 20,000 of Mr. Frisch’s options will become fully vested and exercisable on October 4, 2009.

(4)	Pursuant to a separation agreement and general release, dated December 31, 2006, between Mr. Backhaus and us, notwithstanding Mr. Backhaus’s termination of employment with us, Mr. Backhaus’s options shall remain exercisable and the option expiration date has been extended until the earlier of December 31, 2008 or such date to which the option exercise period may be extended pursuant to Treasury Regulation 1.409A-1(b)(5)(v)(C).

(5)	Pursuant to a separation agreement and general release, dated December 31, 2006, between Ms. Lusic and us, notwithstanding Ms. Lusic’s termination of employment with us, Ms. Lusic’s options shall remain exercisable and the option expiration date has been extended until the earlier of December 31, 2008 or such date to which the option exercise period may be extended pursuant to Treasury Regulation 1.409A-1(b)(5)(v)(C).

Option Exercises and Stock Vested

There were no options exercised by our NEOs during the year ended December 31, 2006.

Pension Benefits

We do not currently have any pension plans for our NEOs and we do not plan to offer a pension plan to our NEOs for the foreseeable future.

Nonqualifed Deferred Compensation

We do not currently have a nonqualified deferred compensation plan for our NEOs and we do not plan to offer a nonqualified deferred compensation plan to our NEOs for the foreseeable future.

Potential Payments Upon a Termination

Employment Agreement with Sean Casey, M.D.

Pursuant to the terms of Dr. Casey’s employment agreement, we may be required to pay severance to him following his termination of employment or in the event of a change in control of the Company (as defined in his employment agreement). Dr. Casey’s employment agreement expires on September 30, 2007. Following a change in control, the term will expire on the later of September 30, 2007 or twelve months following such change in control. In the event that Dr. Casey’s employment agreement is not renewed, we are required to continue to pay his base salary plus an additional monthly amount of $15,583 for a period of six months following the expiration. In addition, we are required to continue to provide the same benefits provided during his employment for such six-month period, including health insurance, disability insurance, life insurance and any membership fees for professional societies or associations, but excluding any bonuses or paid vacation. His stock options will also continue to vest during such six-month period.

Assuming that his employment agreement had expired on December 31, 2006, Dr. Casey would be entitled to receive cash compensation totaling $273,500. The value of the continuation of his benefits would be $5,437 and the value of the continued vesting of his stock options would be $14,939.

If we terminate Dr. Casey’s employment without cause (as defined in his employment agreement), or for any reason following a change in control, or if Dr. Casey terminates his employment with us for good reason (as defined in his employment agreement), either prior to or in connection with a change in control, he will continue to be entitled to his most recent base salary plus an additional monthly amount of $15,583 for a period of 12 months following such termination. In addition we are required to continue to provide the same benefits provided during his employment for such twelve-month period, including health insurance, disability insurance, life insurance and any membership fees for professional societies or associations, but excluding any bonuses or paid vacation. His stock options will also continue to vest during such twelve-month period, unless the termination is in connection with a change in control, in which case all of his stock options will become fully vested and exercisable. During any applicable severance period, Dr. Casey is prohibited from engaging in any business that is competitive with any line of business which we have entered or internally announced that we will enter. We may elect to extend the non-compete period in the event of a termination by us without cause or a termination by Dr. Casey for good reason for up to an additional six months, subject to Dr. Casey’s ability to reduce such additional six-month period following a termination by us in connection with a change in control or by him for good reason. To the extent the non-compete period is extended, the severance period will also be extended.

Assuming that we terminated Dr. Casey’s employment without cause or Dr. Casey terminated his employment for good reason on December 31, 2006, but not in connection with a change in control, Dr. Casey would be entitled to receive cash compensation totaling $546,996 (in the event of a twelve- month severance period) or $820,494 (in the event of an eighteen-month severance period). The value of the continuation of his benefits would be $10,874 (for twelve months) or $16,311 (for eighteen months) and the value of the continued vesting of his stock options would be $22,409 (for twelve or eighteen months).

Assuming a change in control occurred on December 31, 2006, the value of the acceleration of the vesting of Dr. Casey’s options would be $22,409. This value was calculated assuming the options became vested immediately upon occurrence of the change in control event and Dr. Casey’s continued employment thereafter. If, in connection with such change in control, Dr. Casey’s employment was terminated by us for any reason or by Dr. Casey for good reason, he would be entitled to the same benefits listed above for termination not in connection with a change in control except that the non-compete period, and corresponding severance period, may not be extended without Dr. Casey’s consent and the value of the acceleration of the vesting of Dr. Casey’s options would be $22,409. This value was calculated assuming the options became vested immediately upon occurrence of the change in control event and Dr. Casey’s employment was terminated on the date of the change in control, in which case his options would expire three months following such termination. This offering will not constitute a change in control or otherwise trigger any payments to Dr. Casey under the terms of his employment agreement.

During the term of his employment agreement and for a period of 12 months following a termination of Dr. Casey’s employment by us for cause or by Dr. Casey without good reason, Dr. Casey is prohibited from engaging in any business that is competitive with any line of business which we have entered or internally announced that we will enter. In addition, during the term of his employment agreement and for a period of 18 months following termination of his employment for any reason, Dr. Casey is prohibited from soliciting our employees or customers.

As discussed above, until September 12, 2007, VRP was party to a Physician Agreement with Dr. Casey, which provided that if VRP terminated this agreement without providing Dr. Casey with the required 180 days’ advance notice, Dr. Casey would be entitled to severance payments in the amount of his monthly base salary for six months, or a total of $33,500. Additionally, pursuant to the terms of this agreement, VRP was required to maintain medical malpractice insurance for the benefit of Dr. Casey during the term of his employment and for a period of at least seven years after termination of his employment. The value of maintaining this policy for the 7-year post-termination period is de minimis.

As discussed above, we have entered into a new physician agreement with Dr. Casey, which is effective as of September 13, 2007, as well as a new employment agreement, which is effective as of October 1, 2007. The physician agreement does not provide for any severance payments but does provide that VRP is required to maintain medical malpractice insurance for the benefit of Dr. Casey during the term of the agreement and for at least seven years thereafter. The value of maintaining this policy for the seven year period is de minimis.

Under Dr. Casey’s new employment agreement, which is effective as of October 1, 2007, if Dr. Casey’s employment is terminated by us without “cause” or by Dr. Casey for “good reason,” Dr. Casey will be entitled to the following severance benefits: (i) continuation of base salary for a period of between 12 and 24 months (as determined in our sole discretion); (ii) a pro rata portion of his annual bonus for the year in which termination occurs; (iii) continuation of the benefits provided for in the agreement during the relevant severance period; and (iv) continued vesting of his stock options during the first 6 months of the relevant severance period. Assuming that a severance event had occurred on December 31, 2006 and that Dr. Casey’s new employment agreement had been in effect on such date, Dr. Casey would be entitled to receive cash compensation in the amount of: (i) a minimum of $420,000 and a maximum $840,000 in the form of continued base salary, which amount depends on the length of the severance period as determined in our sole discretion; (ii) a minimum of $10,874 and a maximum of $21,748 in the form of continued benefits, which amount depends on the length of the severance period as determined in our sole discretion; and (iii) $210,000, representing an annual bonus in the amount of 50% of his base salary, which actual bonus amount may vary as it is determined in our sole discretion, for an aggregate amount of a minimum of $640,874 and a maximum of $1,071,748 in severance payments (depending on the length of the severance period).

Employment Agreements with Other Executive Officers

Pursuant to the terms of Mr. Marlow’s and Mr. Frisch’s employment agreements that were in effect during the year ended December 31, 2006 and have subsequently been superceded, in the event of a change in control of the Company (as defined in each agreement), the term of the agreement will not expire until the later of (i) March 31, 2007 (in the case of Mr. Marlow), or October 4, 2007 (in the case of Mr. Frisch) or (ii) the date that is 24 months following the change in control.

If we terminate Mr. Marlow and Mr. Frisch without cause (either prior to or in connection with a change in control), or if they terminate their employment for good reason in connection with a change in control, they are each entitled to a severance amount equaling one year’s salary determined on the basis of their most recent monthly base salary. The severance amount will be paid in equal installments over 12 months or, in the event that Mr. Marlow and Mr. Frisch materially violate the confidentiality and non-compete provisions in their employment agreements, such shorter period as determined by our President or Chief Executive Officer. In addition, all outstanding stock options held by Mr. Marlow and Mr. Frisch will immediately become vested and exercisable upon a change in control. This offering will not constitute a change in control or otherwise trigger any payments to any of the executives named above under the terms of their respective employment agreements.

Mr. Marlow and Mr. Frisch are subject to non-compete obligations during the term of their employment and for 12 months following termination of employment for any reason.

Assuming that a severance event had occurred on December 31, 2006 and based on their respective employment agreements that were in effect at such time, Mr. Marlow and Mr. Frisch would be entitled to receive cash compensation totaling $168,354 and $157,252, respectively, pursuant to the terms of their respective employment agreements.

Assuming a change in control occurred on December 31, 2006 and based on their respective employment agreements that were in effect at such time, the value of the acceleration of the vesting of Mr. Frisch’s options would be $21,112. This value was calculated assuming the options became vested immediately upon occurrence of the change in control event and Mr. Frisch’s continued employment thereafter. If, in connection with such change in control, Mr. Frisch’s employment was terminated by us without cause or by him for good reason, the value of the acceleration of the vesting of his options would be $21,112. This value was calculated assuming the options became vested immediately upon occurrence of the change in control event and Mr. Frisch’s employment was terminated on the date of the change in control, in which case his options would expire three months following such termination. Mr. Marlow’s options are fully vested and exercisable.

Pursuant to the terms of their new employment agreements that we entered into with Messrs. Marlow and Frisch in April 2007 and are currently in effect, in the event that Messrs. Marlow and Frisch’s employment is terminated by the executive for good reason or by us without cause (as each is defined in the agreements) the applicable executive will be entitled to the following severance benefits: (i) a pro rata portion of the annual bonus amount for the year in which termination occurs (at the time that annual bonuses are paid to other senior executives), (ii) continuation of base salary for 6 months, and (iii) continuation of benefits for 12 months. Messrs. Marlow and Frisch must use reasonable efforts to find new employment in the event of such termination, and in the event that the applicable executive secures new employment, our obligation to make severance payments will be reduced by the amount of compensation received by the executive in their new positions and, when they are eligible for health benefits from a successor employer, our obligation to provide continued health benefits will cease. Messrs. Marlow and Frisch are subject to non-compete and non-solicit obligations during the term of their employment and for two years thereafter pursuant to the terms of their new employment agreements.

Assuming that a severance event had occurred on December 31, 2006 and that the new employment agreements which were entered into in April 2007 were in effect on December 31, 2006, Mr. Marlow and Mr. Frisch would be entitled to receive cash compensation totaling $125,000 and $115,000, respectively.

Assuming a change in control occurred on December 31, 2006 and that the new employment agreements which were entered into in April 2007 were in effect on December 31, 2006, the value of the acceleration of the vesting of Mr. Marlow’s and Mr. Frisch’s options would be $212,441 and $153,888, respectively. This value was calculated assuming the options became vested immediately upon occurrence of the change in control event and that the applicable executive continued to be employed with the Company after the date of such change in control. If, in connection with such change in control, Mr. Marlow’s or Mr. Frisch’s employment was terminated by us without cause or by the applicable executive for good reason, the value of the acceleration of the vesting of Mr. Marlow’s and Mr. Frisch’s options would be $212,441 and $153,888, respectively. This value was calculated assuming the options became vested immediately upon occurrence of the change in control event.

Separation Agreements

Separation Agreement with Brent J. Backhaus

On December 31, 2006, we entered into a separation agreement and general release with Mr. Backhaus, our former Chief Technology Officer, pursuant to which we agreed to: (i) pay Mr. Backhaus his annual base salary of $168,353 for up to a year following the completion of a transition employment period (as described below), (ii) provide Mr. Backhaus with up to one year of medical insurance coverage, and (iii) extend the expiration date of any options held by Mr. Backhaus to December 31, 2008. We anticipate that the provision of medical insurance coverage will result in additional expense to us of $9,039. In addition, the extension of the expiration date of the options held by Mr. Backhaus resulted in additional expense to us of $14,196. In consideration for the payments received by Mr. Backhaus under the terms of the separation agreement and general release, Mr. Backhaus agreed to remain in our employ for a transition period until June 30, 2007 in a capacity to be determined at the discretion of our Chief Executive Officer, unless Mr. Backhaus resigned from his employment prior to that date with 30 days’ prior notice or we terminated his employment prior to that date. Mr. Backhaus resigned on January 31, 2007. Pursuant to the terms of the separation agreement and general release and as a result of his resignation, at our request, Mr. Backhaus agreed to provide up to eight hours per week of consulting services for a period of twelve months following January 31, 2007 and will be entitled to the payments described above. To date, we have not requested that Mr. Backhaus provide such consulting services to us.

Separation Agreement with Lorna J. Lusic

On December 31, 2006, we entered into a separation agreement and general release with Ms. Lusic, our former Chief Operating Officer. Pursuant to the terms of the separation agreement and general release, we agreed to: (i) pay Ms. Lusic her annual base salary of $168,353 for up to a year, (ii) provide Ms. Lusic with up to one year of medical insurance coverage, and (iii) extend the expiration date of any options held by Ms. Lusic to December 31, 2008. The provision of medical insurance coverage for Ms. Lusic resulted in additional expense to us of $13,128. In addition, the extension of the expiration date of the options held by Ms. Lusic resulted in additional expense to us of $14,196. In consideration for the payments received by Ms. Lusic under the terms of the separation agreement and general release, Ms. Lusic agreed to provide up to eight hours per week of consulting services to us for a period of 90 days. Ms. Lusic’s obligation to provide consulting services to us expired in March 2007.

Director Compensation

The following table sets forth all compensation earned by each of our directors during the year ended December 31, 2006.

Name(1)	Option Awards		All Other Compensation		Total
Domingo Gallardo	$0	(2)	$0		$0
Mark E. Jennings(3)	None		None		None
Andrew P. Hertzmark(3)	None		None		None
Eduard Michel	$20,402	(4)	$268,220	(5)	$288,622

(1)	For a discussion of the compensation paid to Dr. Sean Casey, our Chief Executive Officer and Chairman of our Board of Directors, please see “Executive Compensation.”
(2)	In June 2005, Mr. Gallardo received a grant of 10,000 options to purchase shares of our common stock at an exercise price of $4.75 per share as compensation for serving on our Board of Directors. The Black-Scholes value of these options is $0. We did not adopt the provisions of SFAS 123R until January 1, 2006. This amount relates to options granted prior to January 1, 2006 and is based on the value that we would recognize under SFAS 123R assuming use of the modified prospective transition method under SFAS 123R, without regard to the method utilized when we adopted SFAS 123R, as required by the Securities and Exchange Commission. On December 31, 2006, 3,333 of Mr. Gallardo’s options were outstanding and exercisable and 6,667 were outstanding and unexercisable. On October 29, 2007, Mr. Gallardo resigned as a director of VRC effective immediately. Consequently, as of October 31, 2007, all of Mr. Gallardo’s remaining unexercised options have been forfeited and are no longer exercisable.
(3)	Mr. Jennings and Mr. Hertzmark are appointed by the holders of our Series A Preferred Stock pursuant to the terms of the stockholders’ agreement and have not received compensation for serving on our Board of Directors.
(4)	Pursuant to his employment agreement, in fiscal year 2006 Dr. Michel received a grant of 25,000 options to purchase shares of our common stock. See “—Employment Agreement with Eduard Michel, M.D., Ph.D.” below.
(5)	This amount includes the following: (i) $60,000 in base salary earned by Dr. Michel in fiscal year 2006 pursuant to his employment agreement with VRC, which represents the pro rata portion of his base salary of $120,000, for his services as VRC’s Medical Director from July 1, 2006 to December 31, 2006; (ii) $12,001 paid to Dr. Michel for his assistance in customer sales efforts, physician recruiting efforts and quality assurance activities performed for VRP from April 1, 2006 through July 1, 2006; and (iii) $196,219 in base compensation earned by Dr. Michel in fiscal year 2006 pursuant to his physician agreement with VRP. Dr. Michel did not earn a bonus in fiscal year 2006 under his physician agreement. See “—Agreements with Eduard Michel, M.D., Ph.D.” below.

Other than as illustrated above, we have not historically compensated individuals for serving on our Board of Directors or any of its committees. As of May 2007, we pay our non-employee directors an annual sum of $35,000, and each such director is also entitled to receive a non-incentive option grant to purchase up to 30,000 shares of our common stock, which will vest evenly over a three-year period from the date of grant. Each non-employee member of our Board of Directors is also paid a fee of $1,000 for each meeting of our Board of Directors attended. The chairman of the audit committee of our Board of Directors is paid an annual fee of $10,000 and each member of the audit committee of our Board of Directors, other than the chairman, is paid an annual fee of $5,000. The chairman of the compensation committee of our Board of Directors is paid an annual fee of $7,500 and each member of the compensation committee of our Board of Directors, other than the chairman, is paid an annual fee of $3,750. The chairman of our nominating and corporate governance committee of our Board of Directors is paid an annual fee of $2,500. Other than non-employee directors, we do not intend to compensate individuals for serving on our Board of Directors or any of its committees. We do, however, intend to reimburse each member of our Board of Directors for out-of-pocket expenses incurred by each director in connection with attending meetings.

On May 9, 2007, we granted each of Messrs. El-Hage, Hertzmark, Jennings and Nigon non- qualified stock options to purchase 30,000 shares of our common stock and Mr. Gallardo a non-qualified stock option to purchase 20,000 shares of our common stock each with an exercise price of $12.00 per share. Mr. Gallardo’s options were subsequently forfeited upon his resignation on October 29, 2007, in accordance with the terms of his option grant. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting for Stock Based Compensation—Critical Accounting Policies—Determination of Fair Value of Our Stock Options” with respect to how our Board of Directors determines the fair value of our common stock.

In addition, on September 14, 2007, our Board of Directors approved the grant to each of Messrs. El-Hage, Gallardo and Nigon of non-qualified stock options to purchase 2,500 shares of our common stock to be granted on the earlier of: (i) the effective date of this registration statement and (ii) December 31, 2007, at a price per share equal to the initial public offering price for one share of our common stock in the case of (i) above or the fair market value of the one share of our common stock on December 31, 2007 in the case of (ii) above. Mr. Gallardo’s options were subsequently forfeited upon his resignation on October 29, 2007, in accordance with the terms of his option grant. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting for Stock Based Compensation—Critical Accounting Policies—Determination of Fair Value of Our Stock Options” with respect to how our Board of Directors determines the fair value of our common stock.

Agreements with Eduard Michel, M.D., Ph.D.

Employment Agreement with Eduard Michel, M.D., Ph.D.

Dr. Eduard Michel’s employment agreement provides that he will serve as our Medical Director. Dr. Michel has responsibility and authority to assure the quality of medical services provided by us and will serve as the Chair of our Quality Assurance Committee. Dr. Michel’s agreement has a term of three years; provided, that, in the event of a change in control (as defined in the agreement), Dr. Michel will remain employed by us until the later of (i) the date which is 24 months after the effective date of the agreement or (ii) the date that is 12 months following the change in control. Dr. Michel’s initial annual salary is $120,000, subject to adjustment at the end of each year of the term. Additionally, Dr. Michel is eligible for an annual, performance-based bonus of up to 50% of his annual salary. Dr. Michel was also granted 25,000 stock options at a price reasonably related to the fair value at the grant date that will vest in three equal increments on the next three anniversary dates of the effective date of the employment agreement. In the event that Dr. Michel’s employment is terminated (i) upon the expiration of the term of employment (or any extension thereto) or (ii) by Dr. Michel for cause (as defined in his employment agreement), and if he complies with the restrictive covenants contained in his agreement, Dr. Michel will be entitled to continue to receive his base salary and benefits for a period of 12 months following such termination. Following a change in control and provided that Dr. Michel complies with the terms of his restrictive covenants, if Dr. Michel’s employment is terminated by us within 24 months of the effective date of his agreement or during the 12 months following the change in control, he will be entitled to severance in an amount equal to between 12 and 18 months’ base salary, payable over the 24 months following such termination, and all of his stock options will vest and become exercisable. During the term and for 24 months thereafter, Dr. Michel is prohibited from engaging in any business that is competitive with any line of business which we have entered or internally announced that we will enter. In addition, Dr. Michel is prohibited from soliciting our customers and employees during the term of the agreement and for 24 months thereafter.

Physician Agreement with Eduard Michel, M.D., Ph.D.

VRP is party to a physician agreement with Dr. Michel effective as of April 12, 2006, pursuant to which Dr. Michel provides radiology interpretation and consultation services. The initial term of the agreement expires on April 12, 2008 but will automatically continue for additional one-year terms unless earlier terminated by either party upon 90 days’ prior written notice to the other (if the termination is without “cause,” as defined in the agreement) or upon 30 days’ prior written notice to the other (if the termination is for “cause”). During the year ended December 31, 2005, VRP paid Dr. Michel $7,601 for radiology interpretation services under a prior agreement.

Pursuant to the agreement, Dr. Michel is eligible to receive base compensation as well as quarterly bonus payments. The amount of Dr. Michel’s base and bonus compensation depends on the number of hours that Dr. Michel elects to work as well as the number of radiology interpretations completed by Dr. Michael in a given calendar year, measured from his start date, which was July 1, 2006. In addition, VRP paid Dr. Michel $12,001 for his assistance in customer sales efforts, physician recruiting efforts and qualify assurance activities performed for VRP during the three months prior to July 1, 2006.

The amount of annual base compensation to which Dr. Michel is entitled is calculated on a scale. Pursuant to the terms of the agreement, Dr. Michel has elected to work 2,200 hours per year and if he completes 4,125 radiology interpretations each calendar quarter, he is entitled to annual base compensation equal to $380,000. However, depending on the number of radiology interpretations actually completed by Dr. Michel in a calendar quarter, his annual base compensation can be adjusted downward to $340,000 or upward to a maximum of $500,000 in the event that, on average, Dr. Michel completes more than 4,125 radiology interpretations in each calendar quarter during a six-month period. In addition, for each additional 125 interpretations performed by Dr. Michel during a calendar quarter that exceeds 4,125 interpretations, Dr. Michel will be entitled to receive a quarterly bonus payment equal to 2% of one-quarter of his annual base compensation, which will be paid to Dr. Michel within 15 days following the last day of each calendar quarter.

VRP is required to maintain medical malpractice insurance for liability that arises as a result of services rendered by Dr. Michel during the term of the agreement, with minimum coverage of $1 million per claim and $3 million in the aggregate annually. This policy covers Dr. Michel during the term of the agreement and for a period of at least 7 years after termination of the agreement. In addition, the agreement subjects Dr. Michel to confidentiality and non-interference obligations during the term of the agreement and for two years thereafter. Dr. Michel is also subject to general non-solicitation obligations during the term of the agreement and for one year thereafter, and is prohibited from participating in any business that provides radiology services to patients of VRP during the term of the agreement and for two years thereafter.

Stock Incentive and Other Compensation Plans

Virtual Radiologic Corporation Equity Incentive Plan

Our Equity Incentive Plan, or the VRC Incentive Plan, effective January 2, 2004, was established for the benefit of a selected group of our officers, employees and contractors, as well as the officers, employees and contractors of our Affiliated Medical Practices. The VRC Incentive Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights and restricted stock, but incentive stock options may only be granted to employees. We have currently reserved 4,000,000 shares of our common stock for issuance under the VRC Incentive Plan. As of October 31, 2007, there were options to purchase 1,837,058 shares of our common stock outstanding, which includes 120,000 options that were not issued pursuant to the VRC Incentive Plan, with exercise prices ranging from $1.00 to $19.23, and a weighted average exercise price of $6.40 per share, and 515,150 options to purchase shares of our common stock awarded to certain officers, directors, employees and independent contractor physicians, which are to be granted on the effective date of our registration statement on Form S-1, with an exercise price equal to the initial public offering price of one share of our common stock. A maximum of 241,510 shares of our common stock remain reserved for issuance under the VRC Incentive Plan.

Administration.    The VRC Incentive Plan is administered by our Board of Directors which may in turn delegate the authority to administer the VRC Incentive Plan to one of its committees. The Board of Directors or the committee, as applicable, has the authority to, among other things, construe and interpret the VRC Incentive Plan and establish, amend or waive rules for its administration.

Change of Control.    The committee has the discretion to provide in any award agreement that the award may become vested and immediately exercisable upon a change in control of VRC.

Additional Provisions.     All stock options and stock appreciation rights granted under the VRC Incentive Plan will expire no later than the tenth anniversary of the applicable date of grant of such awards, and the exercise price of such awards will not be less than the fair value of our common stock on the applicable date of grant.

In connection with the receipt of any awards under the VRC Incentive Plan, any physician contractor who provides radiology or radiology-related services on our behalf or on behalf of an affiliated company is prohibited from competing with us, or soliciting our customers or employees, for a period of two years following the termination or expiration of his or her agreement to provide physician services.

Effective upon the completion of this offering, we plan to amend and restate the VRC Incentive Plan to allow certain of our officers, employees, contractors and Affiliated Medical Practices the opportunity to purchase shares of our common stock at fair value. Following the amendment of the VRC Incentive Plan, the Board of Directors, or a committee thereof, will have the authority to enter into stock purchase agreements with certain of our officers, employees, contractors and Affiliated Medical Practices to designate: (i) the number of shares of our common stock that will be sold and purchased, (ii) the total purchase price, (iii) the purchase price per share, (iv) the duration of time over which the total purchase price will be paid and (v) the payment schedule. In making its decision, the Board or committee will consider a broad range of factors including the amount, if any, of non-cash compensation expense resulting from the sale of our common stock under the Plan. Upon receipt of payment of the entire purchase price, we will deliver the total number of shares of our common stock to the applicable officers, employees, contractors or Affiliated Medical Practices.

Effective upon the completion of this offering, the Amended and Restated Virtual Radiologic Corporation Equity Incentive Plan will replace and supersede all of our currently effective equity-based compensation plans. See “—Amended and Restated Virtual Radiologic Corporation Equity Incentive Plan.”

Virtual Radiologic Corporation Stock Purchase Plan

Our Stock Purchase Plan, effective January 2, 2004, was established for the benefit of a selected group of our officers, employees and contractors, as well as the officers, employees and contractors of our Affiliated Medical Practices. Our Stock Purchase Plan allows for the purchase of shares of our common stock at fair value on the date provided in the applicable agreement. We have currently reserved 4,000,000 shares of our common stock for sale under the Stock Purchase Plan. As of September 30, 2007, we have sold 568,340 shares of our common stock and 3,431,660 shares of our common stock remain available for purchase pursuant to the Stock Purchase Plan.

Administration.    The Stock Purchase Plan is administered by our Board of Directors which may in turn delegate the authority to administer the Stock Purchase Plan to one of its committees. The Board of Directors or the committee, as applicable, has the authority to enter into stock purchase agreements with certain officers, employees, contractors and affiliated companies which designate (i) the number of shares of our common stock which will be sold and purchased, (ii) the total purchase price, (iii) the purchase price per share, (iv) the duration of time over which the total purchase price will be paid and (v) a payment schedule. After the total purchase price has been paid, we will deliver the shares of our common stock to the applicable officers, employees, or contractors.

Additional Provisions.    In connection with the right to purchase shares pursuant to the Stock Purchase Plan, any participant in the Stock Purchase Plan is prohibited from competing with us, or soliciting our customers or employees, for a period of two years following termination or expiration of the agreement that established eligibility to purchase stock under the Stock Purchase Plan.

Effective upon the completion of this offering, the Amended and Restated Virtual Radiologic Corporation Equity Incentive Plan will replace and supersede all of our currently effective equity-based compensation plans. See “—Amended and Restated Virtual Radiologic Corporation Equity Incentive Plan.”

Virtual Radiologic Professionals, LLC Equity Incentive Plan

The VRP Equity Incentive Plan, or the VRP Incentive Plan, effective as of March 10, 2004, was established for the benefit of a selected group of officers, employees and contractors of VRP. The VRP Incentive Plan provides for the grant of nonqualified stock options, stock appreciation rights and restricted stock. The maximum number of shares of our common stock that may be granted pursuant to the VRP Incentive Plan is equal to the number of shares granted to VRP under the VRC Incentive Plan.

Administration.    The VRP Incentive Plan is administered by a committee comprised of at least one of VRP’s members and the committee has authority to, among other things, construe and interpret the VRP Incentive Plan and establish, amend or waive rules for its administration.

Change of Control.    The committee has the discretion to provide in any award agreement that the award may become vested and immediately exercisable upon a change in control.

Additional Provisions.    All stock options and stock appreciation rights granted under the VRP Incentive Plan will expire no later than the tenth anniversary of the applicable date of grant of such awards. The stock options and stock appreciation rights granted under the VRP Incentive Plan may have an exercise price that is lower than fair value.

In connection with the receipt of any awards under the VRP Incentive Plan, any physician contractor who provides radiology or radiology-related services on behalf of VRP is prohibited from competing with us, or soliciting our customers or employees, for a period of two years following the termination or expiration of his or her consulting relationship.

Effective upon the completion of this offering, the Amended and Restated Virtual Radiologic Corporation Equity Incentive Plan will replace and supersede all of our currently effective equity-based compensation plans. See “—Amended and Restated Virtual Radiologic Corporation Equity Incentive Plan.”

Amended and Restated Virtual Radiologic Corporation Equity Incentive Plan

On September 7, 2007, our Board of Directors adopted the Amended and Restated Equity Incentive Plan, or the VRC Incentive Plan, to consolidate and replace, effective upon the completion of this offering, three equity-based compensation plans currently maintained by us: (i) the Virtual Radiologic Consultants, Inc. Equity Incentive Plan; (ii) the Virtual Radiologic Professionals, LLC Equity Incentive Plan; and (iii) the Virtual Radiologic Corporation Stock Purchase Plan. The primary purpose of combining these plans was to ease the administrative burden associated with administering our equity-based compensation program.

The VRC Incentive Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights and restricted stock to our officers, employees and contractors, as well as the officers, employees and contractors of our Affiliated Medical Practices. Incentive stock options may only be granted to employees. When the VRC Incentive Plan becomes effective upon completion of this offering, we will have 5,475,000 shares of our common stock reserved for issuance under the VRC Incentive Plan, which includes 613,020 shares of common stock reserved for future grants under the VRC Incentive Plan.

Administration.    The VRC Incentive Plan is administered by our Compensation Committee. The Compensation Committee has the authority to, among other things, set the terms of grants made under the VRC Incentive Plan as well as construe and interpret the VRC Incentive Plan and establish guidelines for its administration.

Change in Control.    The Compensation Committee has the discretion to provide in any award agreement that an award granted under the VRC Incentive Plan will become vested and immediately exercisable, where applicable, upon a change in control of the Company.

Stock Purchase Provisions.    The VRC Incentive Plan allows certain of our officers, employees, and contractors, as well as those of our Affiliated Medical Practices, the opportunity to purchase shares of our common stock at fair value. The committee has the authority to enter into stock purchase agreements with designated participants which set forth the following: (i) the number of shares of our common stock that will be sold and purchased; (ii) the total purchase price of such shares; (iii) the purchase price per share of common stock; (iv) the duration of time over which the total purchase price will be paid; and (v) the payment schedule. In making its decision with respect to each agreement, the Compensation Committee will consider a broad range of factors including the amount, if any, of non-cash compensation expense resulting from the sale of our common stock under the VRC Incentive Plan. Upon receipt of payment of the entire purchase price, we will deliver the total number of shares of our common stock to the applicable officers, employees, contractors or Affiliated Medical Practices.

Restrictive Covenants.    The VRC Incentive Plan provides that any physician contractor who provides radiology or radiology-related services to or on behalf of us or our Affiliated Medical Practices is prohibited from competing with us or our Affiliated Medical Practices during the term of his or her engagement and for two years thereafter. In the event that a physician contractor violates the restrictive covenants in the VRC Incentive Plan, the Compensation Committee may require such contractor to forfeit any or all of the following: (i) awards granted to the contractor under the VRC Incentive Plan; (ii) any shares of our common stock held by the contractor as a result of exercising awards granted under the VRC Incentive Plan; and (iii) profits received by the contractor as a result of selling awards or the shares of stock underlying them.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management, License and Service Agreements

VRP is VRC’s affiliated medical practice that provides all radiologist services necessary to fulfill customer contracts held by VRC and by the Professional Corporations. VRP is owned by Dr. Sean Casey, Dr. Eduard Michel, Dr. Gary Weiss and Dr. David Hunter. Dr. Casey is currently the Chief Executive Officer and Chairman of the Board of Directors of VRC, and Dr. Michel is currently the Medical Director of VRC and is a member of the Board of Directors of VRC. Dr. Weiss and Dr. Hunter are each stockholders of VRC. In order to comply with applicable healthcare laws that require any agreement by a healthcare provider, such as VRP, and a management company or customer, such as VRC, to be in writing, to specifically identify the services being purchased or provided and to have a minimum term of one year, we have entered into a professional and management services agreement and license with VRP. Pursuant to this agreement and license, VRC provides all of the management services necessary for the operations of VRP and licenses VRC’s technology infrastructure to VRP for use by our affiliated radiologists. VRP provides physician services to fulfill VRC’s customer contracts. VRC pays VRP a fixed per-service fee for each read performed, which is intended to cover the cost of physician compensation paid to our affiliated radiologists and a portion of the costs of malpractice insurance. The fee rate is established by agreement between VRC’s Board of Directors and VRP with consideration for the fair market value of VRP’s use of VRC’s systems, technology infrastructure and management services. Fees paid under this agreement for the year ended December 31, 2006 and the nine months ended September 30, 2007 were $16.2 million and $17.6 million, respectively. Dr. Casey and Dr. Michel will recuse themselves from participation in the determination of this fee by VRC’s Board of Directors.

The Professional Corporations are our other Affiliated Medical Practices and hold customer contracts representing approximately 47% of our revenue for the nine months ended September 30, 2007. The Professional Corporations are professional corporations wholly-owned by Dr. Casey. Each of the Professional Corporations is incorporated or qualified to do business in a state where only a physician-owned professional corporation may contract to provide medical services, including providing reads. Pursuant to management services agreements between VRC and each of the Professional Corporations, VRC provides all of the management services necessary for the operations of each of the Professional Corporations and licenses VRC’s technology infrastructure to each of the Professional Corporations. Each of the Professional Corporations pays VRC a management and license fee for each read performed on its behalf over VRC’s teleradiology systems. In addition, each of the Professional Corporations has contracted with VRP for the provision of physician services to fulfill customer contracts held by the Professional Corporation and pays VRP a fixed fee per read performed, which is established annually by the Board of Directors of VRC and the Professional Corporations and is intended to cover the cost of physician compensation paid to our affiliated radiologists and a portion of the costs of malpractice insurance. Fees paid under these agreements for the year ended December 31, 2006 and the nine months ended September 30, 2007 totaled $26.1 million and $32.6 million, respectively. Dr. Casey and Dr. Michel will recuse themselves from participation in the determination of this fee by VRC’s Board of Directors.

If, on an annual basis, the aggregate per-read fees received by VRP under the agreements with VRC and the Professional Corporations exceed the costs incurred by VRP in providing the services to VRC and the Professional Corporations, VRP will recognize a profit which will inure to its owners and not to VRC. Similarly, should the cost of providing the services exceed the aggregate of fees received by VRP, VRP will incur a loss, not to exceed the amount of its equity, that will also inure to its owners and not to VRC. Likewise, should the aggregate of the amounts paid by a Professional Corporation to VRC and VRP be less than the revenue received from customer contracts held by that Professional Corporation, the resulting profit will inure to the benefit of the owner of the Professional Corporation and not to VRC, as will any loss, not to exceed the amount of its equity, in case the amounts paid exceed revenues received. VRC has a right to recover all previously recognized losses. The Company and its Affiliated Medical Practices annually review and renegotiate fees payable under these agreements in light of the prior year’s results and expected results for the current year. See “Our Corporate Structure and Affiliated Radiologists.”

Prior to the formation of the Professional Corporations and the adoption of our current structure, VRC and VRP maintained other similar structures whereby VRP held all customer contracts and contracted all of our Affiliated Radiologists. VRC provided management services and licensed its technology infrastructure to VRP. Fees paid by VRP to VRC for the years ended December 31, 2004 and 2005 were $3.7 million and $15.1 million, respectively.

In January 2007, the agreements for the provision of physician services that were effective for the twelve months ended December 31, 2006 between VRP and VRC, and between VRP and each of the Professional Corporations, were amended to reflect an increase in the professional services fee charged by VRP to VRC and to each of the Professional Corporations for the year ended December 31, 2006. The increase in the fixed price per read was a result of higher than expected final read volume and the cost of providing our physician services that was not contemplated when the original fees were established. The change in the fees charged did not have a material effect on our consolidated financial position or results of operations.

Non-Controlling Interest

Through consolidation, we recognize all net losses of the Affiliated Medical Practices in excess of the equity of those Affiliated Medical Practices. We recognize net earnings of each Affiliated Medical Practice only to the extent we are recovering losses previously recognized by us with respect to that Affiliated Medical Practice. Earnings of each Affiliated Medical Practice in excess of losses previously recognized by us with respect to that Affiliated Medical Practice are excluded from our earnings and are attributed to the respective equity owners of that Affiliated Medical Practice by recording such earnings as non-controlling interest on our consolidated financial statements. The non-controlling interest was expense of $62,000, income of $1.4 million and expense of $25,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and expense of $285,000 and $2.1 million for the nine months ended September 30, 2006 and 2007, respectively.

Series A Preferred Stock Purchase Agreement

Pursuant to the terms of a purchase agreement, on May 2, 2005, we issued 3,626,667 shares of our Series A Preferred Stock to a total of seven investors, including Generation Partners, for an aggregate purchase price of approximately $13.6 million. Upon the completion of this offering, all of the outstanding shares of our Series A Preferred Stock will automatically convert into shares of our common stock.

Stock Purchase Agreement Between Certain Stockholders

In April 2007, Dr. Sean Casey, Dr. Eduard Michel, Dr. David Hunter, Dr. Gary Weiss, Brent J. Backhaus, Lorna J. Lusic and Dr. Ranie Pendarvis sold an aggregate of 1,330,700 shares of our common stock at a price of $12.00 per share to Generation Members Fund II LP and its affiliate, Generation Capital Partners VRC LP, for an aggregate purchase price of $15,968,400 pursuant to the terms of a stock purchase agreement. Dr. Casey, Mr. Backhaus and Ms. Lusic exercised 560,000, 175,000 and 175,000 options to purchase shares of our common stock, respectively, in order to sell the shares of common stock acquired upon exercise of the options to Generation Members Fund II LP and Generation Capital Partners VRC LP. Andrew P. Hertzmark, a director of the Company, is a Partner of Generation Partners, an affiliate of Generation Partners Fund II LP and Generation Capital Partners VRC LP, and Mark E. Jennings, a director of the Company, is a Managing Partner and co-founder of Generation Partners.

Stockholders’ Agreement

In connection with the issuance of our Series A Preferred Stock, we entered into a stockholders’ agreement with our stockholders. Pursuant to the terms of the stockholders’ agreement, the holders of our Series A Preferred Stock are entitled to elect two directors to our Board of Directors for so long as they hold shares of Series A Preferred Stock. Mark E. Jennings and Andrew P. Hertzmark are currently serving on our Board of Directors as the appointees of the holders of the Series A Preferred Stock. Upon completion of this offering, substantially all of the operative provisions of the stockholders’ agreement will terminate. However, under the terms of the stockholders’ agreement and subject to certain conditions, we may restrict the sale or distribution of our stock by certain of our stockholders for a period of up to 180 days following effectiveness of our registration statement.

Investor Rights Agreement

We are a party to an investor rights agreement with certain holders of the Series A Preferred Stock and the holder of a warrant to purchase shares of our common stock, William Blair & Company, L.L.C. Under the terms of the investor rights agreement, we have, among other things:

•	agreed to effect up to two registered offerings upon request from the holders of at least 50% of the registrable stock then outstanding;

•	agreed to effect up to one registered offering on Form S-3 per six-month period upon request from the holders of at least 50% of the registrable stock; and

•	granted incidental or “piggyback” registration rights with respect to any registrable securities held by any party to the investor rights agreement.

Our obligation to effect any demand for registration by the other parties to the investor rights agreement is subject to certain conditions, including that the registrable securities to be included in any such registration have an anticipated aggregate offering price in excess of $2.5 million in the case of any demand for registration on Form S-1 and $500,000 in the case of any demand for registration on Form S-3. In connection with any registration effected pursuant to the terms of the investor rights agreement, we will be required to pay for all of the fees and expenses incurred in connection with such registration, including registration fees, filing fees and printing expenses as well as expenses relating to the marketing and promotional efforts for the offering as requested by the managing underwriter. However, the underwriting discounts and commissions payable in respect of registrable securities will not be borne by us. We have also agreed to indemnify stockholders, including the holders of registrable securities, in any registration effected pursuant to the terms of the investor rights agreement and certain other persons associated with any such registration, in each case on the terms specified in the investor rights agreement and which include an indemnity against certain liabilities under the Securities Act of 1933, as amended. Under the terms of the investor rights agreement, we may, subject to certain conditions, restrict the sale or distribution of our common stock by our stockholders for a period of up to 180 days following effectiveness of this registration statement. In addition, for 180 days after the effective date of any underwritten registration requested by the holders, we are prohibited from causing any other underwritten registration of our securities. Substantially all of the other operative provisions of the investor rights agreement will terminate upon the completion of this offering.

Warrant Held by William Blair & Company, L.L.C.

William Blair & Company, L.L.C., one of the underwriters in this offering, acted as our agent in connection with our sale of Series A Preferred Stock in May 2005. As compensation for its services in that transaction, William Blair & Company, L.L.C. received a cash payment of $855,450, including reimbursement of expenses, and a warrant to purchase 72,533 shares of our common stock. On

June 19, 2007, William Blair & Company, L.L.C. exercised the warrant at an exercise price of one cent ($0.01) per share and acquired 72,533 shares of our common stock. The common stock issued upon exercise of the warrant is subject to the rights, privileges and obligations of the investor rights agreement described above, including the registration rights granted therein. Kelly Martin, a principal of William Blair & Company, L.L.C. and Richard Conklin, a former employee of William Blair & Company, L.L.C. each individually purchased 13,333 shares of Series A Preferred Stock at the price of $3.75 per share.

Cross Purchase Agreement

Dr. Sean Casey, Dr. Eduard Michel, Dr. Gary Weiss and Dr. David Hunter, each of whom is an owner of VRP and a stockholder of VRC, are party to a cross purchase agreement, which contains certain restrictions on the sale and transfer of the shares of our common stock held by them. Upon completion of this offering, the cross purchase agreement will terminate.

Amended Subscription and Settlement Agreement with an Affiliated Radiologist

In February 2005, one of our affiliated radiologists, subscribed to purchase 35,000 shares of our common stock at a price of $3.00 per share under our Stock Purchase Plan. In order to settle a disagreement between us and the radiologist with respect to the total number of shares he could have purchased, Dr. Sean Casey and Dr. Eduard Michel agreed to sell the radiologist an additional 85,000 shares from the shares that Dr. Casey and Dr. Michel own personally. Upon the unanimous approval of our other directors, we agreed to redeem into our Stock Purchase Plan 56,950 shares from Dr. Casey and 28,050 shares from Dr. Michel at a price of $3.00 per share and to sell an equivalent number of shares from the Stock Purchase Plan to the radiologist at a price of $3.00 per share. As a result of the agreement, Dr. Casey and Dr. Michel transferred an aggregate of 85,000 shares to us for an aggregate amount of $255,000 and in July 2006, we issued a total of 120,000 shares to the affiliated radiologist for an aggregate amount of $360,000.

Consulting Services Provided by Assess IT

We previously retained the services of Assess IT, a consulting firm that is owned by Richard W. Jennings, our Chief Technology Officer as of April 2, 2007, to assist with the development and management of our information technology systems. Richard W. Jennings is the brother of Mark E. Jennings, one of our directors. During the period January 1, 2005 to March 31, 2007, we paid Assess IT $74,115 for its consulting services. We believe the cost of the services provided by Assess IT are fair and at least as favorable as those which could be obtained through arm’s length negotiation between unrelated parties.

In November 2006, we engaged Assess IT to assist in our search for a new Chief Technology Officer. In April 2007, the owner of Assess IT, Richard W. Jennings, became our new Chief Technology Officer. Pursuant to the terms of our agreement with Assess IT, we paid Assess IT $75,000 for its services in connection with the hiring of our new Chief Technology Officer, which is included in sales, general and administrative expenses. We no longer utilize the services of Assess IT and Mr. Jennings does not provide services on behalf of Assess IT.

10% Convertible Subordinated Promissory Notes

In December 2004, we sold an aggregate of $1 million in 10% convertible subordinated promissory notes due November 30, 2005, to Dr. Sean Casey, Dr. Eduard Michel, Dr. Gary Weiss and Dr. David Hunter, and Dr. Casey’s father, Francis Casey and his father’s wife, Sharon Casey. Each note was convertible into shares of our common stock at the rate of $2.00 per share. Subsequently, all of the notes were converted into common stock, except for $50,000 that was repaid in full with interest in July 2005.

Vital Images, Inc. Medical Advisory Board

Dr. Sean Casey, our Chief Executive Officer and Chairman of our Board of Directors, serves on the medical advisory board of Vital Images, Inc., a provider of 3-D visualization applications. In connection with his service, Dr. Casey was granted stock options and a stipend for attending the annual meeting of the medical advisory board. In September 2004, VRC purchased software programs from Vital Images, Inc. for an aggregate purchase price of approximately $101,000.

Agreements with Directors and Officers

Employment Agreements

Information regarding employment agreements with several of our executive officers is set forth under “Executive Compensation” and “Compensation Discussion and Analysis—Employment Agreements with Robert Kill and Richard W. Jennings.”

Separation Agreements

Information regarding the separation agreements and general releases entered into with Brent J. Backhaus and Lorna J. Lusic is set forth under “Executive Compensation—Separation Agreements.”

Indemnification Agreements

Our amended and restated certificate of incorporation that will be in effect upon completion of this offering will provide for indemnification of our directors and officers in most circumstances, to the extent permitted by the DGCL. In addition, we have entered into or plan to enter into indemnification agreements with each of our directors, pursuant to which we have agreed to indemnify our directors to the fullest extent permitted by law. See “Description of Capital Stock—Limitation on Liability and Indemnification of Directors and Officers.”

Participation in Reserved Share Program

We expect that our directors, officers, employees and other individuals associated with us, and members of their respective families and friends, will purchase an aggregate of up to 320,000 shares in the reserved share program. Please see “Underwriting” for more information regarding the reserved share program.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table indicates information regarding the beneficial ownership of our common stock before and after the completion of this offering by:

•	each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock;

•	the selling stockholders;

•	each member of our Board of Directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The number of shares owned and percentage of ownership in the following table is based on (1) 8,772,775 shares of common stock outstanding on the date of this prospectus, (2) the conversion of the 3,626,667 outstanding shares of our preferred stock into 3,626,667 shares of common stock, and (3) the issuance of 4,000,000 shares of common stock by the Company in this offering.

Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Except as otherwise indicated below, the address of each officer and director listed below is c/o Virtual Radiologic Corporation, 5995 Opus Parkway, Suite 200, Minnetonka, Minnesota 55343.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, these rules include shares of common stock issuable pursuant to the exercise of stock options or warrants or conversion of convertible notes that are either immediately exercisable or convertible or exercisable or convertible within 60 days of October 31, 2007. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and dispositive authority with respect to all shares shown as beneficially owned by them.

			Shares Beneficially Owned After This Offering		Number of Shares Offered in the Over- Allotment	Shares Beneficially Owned After This Offering
	Beneficial Ownership Prior to Offering		Assuming the Underwriters’ Over-Allotment Option Is Not Exercised			Assuming the Underwriters’ Over-Allotment Option Is Exercised in Full
Name and Address of Beneficial Owner(1)	Number(2)	Percentage(2)	Number(2)	Percentage(2)		Number(2)	Percentage(2)
Directors

Sean Casey(3)	4,653,271	37.4%	4,653,271	28.3%	402,500	4,250,771	25.9%

Andrew P. Hertzmark(4) c/o Generation Partners One Greenwich Office Park Greenwich, CT 06831	4,130,700	33.3%	4,130,700	25.2%	—	4,130,700	25.2%

Mark E. Jennings(5) c/o Generation Partners One Greenwich Office Park Greenwich, CT 06831	4,130,700	33.3%	4,130,700	25.2%	—	4,130,700	25.2%

			Shares Beneficially Owned After This Offering			Shares Beneficially Owned After This Offering
	Beneficial Ownership Prior to Offering		Assuming the Underwriters’ Over-Allotment Option Is Not Exercised		Number of Shares Offered in the Over- Allotment	Assuming the Underwriters’ Over-Allotment Option Is Exercised in Full
Name and Address of Beneficial Owner(1)	Number(2)	Percentage(2)	Number(2)	Percentage(2)		Number(2)	Percentage(2)
Eduard Michel(6)	1,204,192	9.7%	1,204,192	7.3%	172,500	1,031,692	6.3%

Nabil N. El-Hage	—	—	—	—	—	—	—

Richard J. Nigon	—	—	—	—	—	—	—

Other Named Executive Officers

George H. Frisch(7)	60,000	*	60,000	*	—	60,000	*

Richard W. Jennings	—	—	—	—	—	—	—

Robert Kill	—	—	—	—	—	—	—

Mark Marlow(8)	172,727	1.4%	172,727	1.0%	25,000	147,727	*

Stockholders

Generation Funds(9)	4,130,700	33.3%	4,130,700	25.2%	—	4,130,700	25.2%

All directors and executive officers as a group (10 persons)(10)	10,220,890	80.8%	10,220,890	61.4%	600,000	9,620,890	57.8%

*	Less than one percent.

(1)	Unless otherwise indicated, the address of each listed is person is c/o Virtual Radiologic Corporation, 5995 Opus Parkway, Suite 200, Minnetonka, Minnesota 55343.

(2)	Includes shares that the listed beneficial owner is deemed to have the right to acquire beneficial ownership of under Rule 13d-3 under the Exchange Act, including shares which the listed beneficial owner has the right to acquire within 60 days of October 31, 2007, and excludes shares issuable upon the exercise of options held by others.

(3)	Includes 300,000 shares that are held by a grantor retained annuity trust for the benefit of Dr. Casey’s children and options to purchase 42,020 shares exercisable within 60 days of October 31, 2007, and gives effect to the sale of 560,000 shares by Dr. Casey to the Generation Funds.

(4)	Represents shares that may be deemed to be beneficially owned by Generation Capital Partners II LP, Generation Members’ Fund II LP and Generation Capital Partners VRC LP (collectively, the “Generation Funds”) including the purchase of 1,330,700 shares from certain of our affiliated radiologists and certain current and former members of our management in April 2007. Mr. Hertzmark is a Partner of Generation Partners. All shares indicated as beneficially owned by Mr. Hertzmark are included because of his affiliation with Generation Partners. Mr. Hertzmark disclaims beneficial ownership of all shares that may be deemed to be beneficially owned by the Generation Funds, except to the extent of any pecuniary interest therein.

(5)	Represents shares that may be deemed to be beneficially owned by the Generation Funds including the purchase of 1,330,700 shares from certain of our affiliated radiologists and certain current and former members of our management in April 2007. Mr. Jennings is a Managing Partner and co-founder of Generation Partners. All shares indicated as beneficially owned by Mr. Jennings are included because of his affiliation with Generation Partners. Mr. Jennings disclaims beneficial ownership of all shares that may be deemed to be beneficially owned by the Generation Funds, except to the extent of any pecuniary interest therein.

(6)	Gives effect to the sale of 140,000 shares by Dr. Michel to the Generation Funds.

(7)	Includes options to purchase 60,000 shares exercisable within 60 days of October 31, 2007.

(8)	Includes options to purchase 147,727 shares exercisable within 60 days of October 31, 2007.

(9)	Amounts shown reflect the aggregate interests held by the Generation Funds. Generation Capital Partners II LP and Generation Members’ Fund II LP hold 2,708,686 and 91,314 shares, respectively, of our Series A Preferred Stock and Generation Members’ Fund II LP and Generation Capital Partners VRC LP hold 173,786 and 1,156,914 shares, respectively, of our common stock. Upon the completion of this offering, all of the outstanding shares of our Series A Preferred Stock will automatically convert into shares of our common stock.

Generation Partners II LLC (“GP II LLC”) is the general partner of Generation Capital Partners II LP and Generation Members’ Fund II LP. Generation Partners VRC LLC (“GP VRC LLC”) is the general partner of Generation Capital Partners VRC LP. Mark E. Jennings is a Managing Partner of Generation Partners and Andrew P. Hertzmark is a Partner of Generation Partners. Messrs. Jennings and Hertzmark may be deemed to be the beneficial owners of any securities that may be deemed to be owned by the Generation Funds. Messrs. Jennings and Hertzmark disclaim beneficial ownership of such securities except to the extent of any indirect pecuniary interest therein. The address of each of the Generation Funds is One Greenwich Office Park, Greenwich, CT 06831.

(10)	Includes all shares of our common stock that may be deemed to be beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by the directors and executive officers, including options to purchase 249,747 shares exercisable within 60 days of October 31, 2007.

DESCRIPTION OF CAPITAL STOCK

General

The following summary describes the material terms of our capital stock. However, you should refer to the actual terms of the capital stock contained in our amended and restated certificate of incorporation, which will be in effect upon completion of this offering, and applicable law. We intend to amend and restate our certificate of incorporation and bylaws immediately prior to completion of this offering. Copies of our amended and restated certificate of incorporation and amended and restated bylaws are filed as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering.

Upon the completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.001 per share, and 6,370,000 shares of preferred stock, par value $0.001 per share, all of which preferred stock will remain undesignated.

As of October 31, 2007, we had issued and outstanding:

•	8,772,775 shares of common stock, held by 78 stockholders of record; and

•	3,626,667 shares of Series A Preferred Stock, held by seven stockholders of record.

Upon completion of this offering, all of the outstanding shares of our Series A Preferred Stock will automatically convert into a total of 3,626,667 shares of our common stock.

Common Stock

The holders of common stock are entitled to one vote per share in all matters to be voted on by our stockholders and are not entitled to cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to the rights of the holders of any preferred stock that may from time to time be outstanding, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of our liabilities and the liquidation preference, if any, of any outstanding preferred stock. Holders of shares of common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock. All of the outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Under our amended and restated certificate of incorporation that will be in effect upon completion of this offering, our Board of Directors has the authority, without action by our stockholders, to designate and issue any authorized but unissued shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our Board of Directors determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control without further action by our stockholders. We have no current plans to issue any shares of preferred stock.

Options

As of October 31, 2007, we had outstanding under our stock option plans options to purchase an aggregate of 1,837,058 shares of common stock, with exercise prices ranging from $1.00 to $19.23, and a weighted average exercise price of $6.40 per share, and 515,150 options to purchase shares of our common stock awarded to certain officers, directors, employees and independent contractor physicians, which are to be granted on the effective date of our registration statement on Form S-1, with an exercise price equal to the initial public offering price of one share of our common stock.

Registration Rights

Pursuant to an investor rights agreement, certain of our stockholders have the right to require us to register shares of our common stock held by them, or that can be acquired by them, among other things, upon conversion of shares of our Series A Preferred Stock. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement.”

Stockholders’ Agreement

Some of our stockholders are party to a stockholders’ agreement. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

Anti-Takeover Provisions of Delaware Law

We are subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by our Board of Directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Charter and Bylaws Anti-Takeover Provisions

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering provides that our Board of Directors will be divided into three classes of directors, with the number of directors in each class to be as nearly equal as possible. Our classified board staggers terms of the three classes and will be implemented through one-, two- and three-year terms for the initial three classes, followed in each case by full three-year terms. With a classified board, only one-third of the members of our Board of Directors will be elected each year. This classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board of Directors. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering will provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our Board of Directors, but must consist of not less than three directors. This provision will prevent stockholders from circumventing the provisions of our classified board. In addition, our amended and restated

certificate of incorporation provides that our directors may be removed only for cause by the affirmative vote of at least a majority in voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors.

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering provides that the affirmative vote of the holders of at least 75% of the voting power of our issued and outstanding capital stock, voting together as a single class, is required for the following:

•	alteration, amendment or repeal of the staggered Board of Directors provisions in our amended and restated certificate of incorporation; and

•

alteration, amendment or repeal of certain provisions of our amended and restated bylaws, including the provisions relating to our stockholders’ ability to call special meetings, notice provisions for stockholder business to be conducted at an annual meeting, requests for stockholder lists and corporate records, nomination and removal of directors and filling of vacancies on our Board of Directors.

Our amended and restated bylaws that will be in effect upon the completion of this offering establish an advance notice procedure for stockholders to bring matters before special stockholder meetings, including proposed nominations of persons for election to our Board of Directors. These procedures specify the information stockholders must include in their notice and the time frame in which they must give us notice. At a special stockholder meeting, stockholders may only consider nominations or proposals specified in the notice of meeting. A special stockholder meeting for any purpose may only be called by our Board of Directors, our Chairman or our Chief Executive Officer, and will be called by our Chief Executive Officer at the request of the holders of a majority of our outstanding shares of capital stock.

Our amended and restated bylaws that will be in effect upon the completion of this offering do not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a meeting. However, our amended and restated bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may discourage or deter a potential third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company.

The foregoing provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and the DGCL may have the effect of deterring or discouraging hostile takeovers or delaying changes in control.

Limitations on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will limit our directors’ and officers’ liability to the fullest extent permitted under the DGCL. Specifically, our directors and officers will not be liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director or officer, except for liability:

•	for any breach of the director’s or officer’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL; or

•	for any transaction from which a director or officer derives an improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The provision regarding indemnification of our directors and officers in our amended and restated certificate of incorporation will generally not limit liability under state or federal securities laws.

Delaware law and our amended and restated certificate of incorporation that will be in effect upon the completion of this offering provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with the Company against judgments, penalties, fines, settlements and reasonable expenses including reasonable attorneys’ fees. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. In addition, the employment agreements to which we are a party provide for the indemnification of our employees who are party thereto.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation that will be in effect upon the completion of this offering may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

In addition, we have entered into or plan to enter into indemnification agreements with each of our directors, pursuant to which we have agreed to indemnify our directors to the fullest extent permitted by law. The directors are entitled to reimbursement for certain claims against them if they acted in good faith and in a manner that such director reasonably believed was in, or not opposed to, our best interests. We are also required to advance certain expenses incurred by our directors in connection with certain proceedings or claims against them arising from their serving us or otherwise providing service at our request. We are required to maintain certain director and officer liability insurance policies and indemnify the directors as described above for as long as the directors serve in such capacity and thereafter for as long as such director may be subject to claims because of such service to us.

NASDAQ Trading

Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “VRAD.”

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the completion of this offering, we will have outstanding an aggregate of 16,399,442 shares of our common stock (assuming no outstanding options are exercised). Of these outstanding shares, the 4,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased in this offering by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The 12,399,442 remaining outstanding shares of common stock that are not sold in this offering will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act, such as under Rule 144 or 144(k) under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock (approximately 163,995 shares immediately after this offering assuming no exercise of options); and

•

the average weekly reported volume of trading in the common stock on the NASDAQ Global Market during the four calendar weeks preceding the date on which notice of sale on Form 144 is filed, subject to restrictions.

Sales under Rule 144 are also subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Stock Option and Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register the common stock that is issuable upon exercise of stock options outstanding or issuable under our stock option and incentive plans. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in Rule 144.

Registration Rights

Pursuant to an investor rights agreement, certain of our stockholders have the right to require us to register shares of our common stock held by them, or that can be acquired by them, among other things, upon conversion of shares of our Series A Preferred Stock. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement.”

Lock-up Agreements

In connection with this offering, the Company, its directors, executive officers and certain of its other existing stockholders, including the selling stockholders, representing an aggregate of 95.6% of our shares prior to the offering, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative. This agreement does not apply to any existing employee benefit plans.

The 180-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 180-day restricted period the Company issues an earnings release or announces material news or a material event; or

•	prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 180-day period,

in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

MATERIAL UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to a non-U.S. holder, but is not a complete analysis of all of the potential tax consequences relating thereto. For the purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that for U.S. federal income tax purposes is (i) not a “U.S. person” and (ii) does not own, and has not owned, actually or constructively, more than 5% of our common stock. For purposes of this discussion, the term U.S. person means:

•	an individual citizen or resident of the United States;

•

a corporation or a partnership (or other entity taxable as a corporation or a partnership) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A non-U.S. holder also does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their tax advisors.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder’s special tax status or special circumstances. U.S. expatriates, insurance companies, tax-exempt organizations, dealers in securities, banks or other financial institutions, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that may be subject to special rules not covered in this discussion.

This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-U.S. holder should consult its tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

Payments on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

Amounts treated as dividends paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide a valid Internal Revenue Service, or IRS, Form W-8BEN or other successor form properly certifying qualification for the reduced rate under a treaty.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from such withholding tax. In order to obtain this exemption, a non-U.S. holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to U.S. persons, net of allowable deductions and credits.

In addition to the graduated tax described above, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be determined under an applicable tax treaty.

A non-U.S. holder may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is timely filed with the IRS. If a non-U.S. holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder; or

•

(subject to the exception below) our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, however, such common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively held more than 5% of such regularly traded common stock.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding, provided any certification requirements are met. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust find by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITING

The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	1,700,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,700,000
William Blair & Company, L.L.C.	600,000

Total	4,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 600,000 shares from the selling stockholders named in this prospectus. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. The Company will pay the expenses associated with the exercise of the option.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 600,000 additional shares.

	Paid by us	Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per Share	$1.19	$1.19
Total	$4,760,000	$714,000

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.714 per share from the initial public offering price. If all of the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

In connection with this offering, the Company, its directors, executive officers and certain of its other existing stockholders, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the

15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated between the Company, the selling stockholders and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “VRAD.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the Company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short-covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, referenced to as a Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the

Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a) to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received by it in connection with the issue at sale of the shares in circumstances in which section 21 of FSMA does not apply to the Company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

At the Company’s request, Merrill Lynch, Pierce, Fenner & Smith Incorporated has reserved up to 8% of the shares for sale at the initial public offering price to certain persons associated with the Company through a reserved share program. The number of shares available for sale to the general public will be reduced by the number of reserved shares purchased by participants in the program. Any reserved shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. The Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, in connection with the sales of the reserved shares. Participants will be required to agree not to dispose of or hedge any common stock they purchase through the reserved share program for a period of 25 days from the date of this prospectus.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $4,787,000.

The Company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses. William Blair & Company, L.L.C., one of the underwriters in this offering, acted as our agent in connection with our sale of Series A Preferred Stock in May 2005. As compensation for its services in that transaction, William Blair & Company, L.L.C. received a cash payment of $855,450, including reimbursement of expenses, and a warrant to purchase 72,533 shares of our common stock. On June 19, 2007, William Blair & Company, L.L.C. exercised the warrant at an exercise price of one cent ($0.01) per share and acquired 72,533 shares of our common stock. The common stock issued upon exercise of the warrant is subject to the rights, privileges and obligations of the investor rights agreement described under “Certain Relationships and Related Party Transactions,” including the registration rights granted therein. Kelly Martin, a principal of William Blair & Company, L.L.C. and Richard Conklin, a former employee of William Blair & Company, L.L.C. each individually purchased 13,333 shares of Series A Preferred Stock at the price of $3.75 per share.

VALIDITY OF THE COMMON STOCK

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

The financial statements as of December 31, 2006 and December 31, 2005 and for the two years in the period ended December 31, 2006 included in this prospectus have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements for the year ended December 31, 2004 included in this prospectus have been audited by Schechter Dokken Kanter Andrews & Selcer Ltd., an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGES IN CERTIFYING ACCOUNTANTS

On September 20, 2005, we, with approval of our audit committee and our Board of Directors, dismissed our independent auditors. The reports of Schechter Dokken Kanter Andrews & Selcer Ltd., our former independent auditors, on the financial statements of and for the years ended December 31, 2004 and 2003 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the two years ending December 31, 2004, and through September 20, 2005, there have been no disagreements with Schechter Dokken Kanter Andrews & Selcer Ltd. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Schechter Dokken Kanter Andrews & Selcer Ltd. would have caused them to make reference thereto in their reports on the financial statements for such years. During the two years ending December 31, 2004, and through September 20, 2005, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K). We have requested that Schechter Dokken Kanter Andrews & Selcer Ltd. furnish us with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of such letter is filed as an exhibit to the registration statement of which this prospectus forms a part.

We engaged PricewaterhouseCoopers LLP as our new independent registered public accounting firm as of December 1, 2005. During the two years ending December 31, 2004, and through December 1, 2005, we have not consulted with PricewaterhouseCoopers LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us or oral advice was provided that PricewaterhouseCoopers LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and the common stock offered, see the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of a contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each of those statements being qualified in all respects by the reference.

A copy of the registration statement, the exhibits and schedules thereto and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-732-0330. Our filings with the SEC are available to the public from the SEC’s website at www.sec.gov.

Prior to this offering we were not required to file reports with the SEC. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will file annual reports containing our financial statements audited by an independent public accounting firm, quarterly reports containing our unaudited financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements and other information at the SEC’s public reference room and the website of the SEC referred to above. In addition, we intend to make these filings available on our website at www.virtualrad.com once the offering is completed. Information presented on, or accessible through, this website is not a part of, and is not incorporated into, this prospectus. We will also provide copies of our filings free of charge to our stockholders upon request.

VIRTUAL RADIOLOGIC CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Virtual Radiologic Corporation

In our opinion, the accompanying consolidated balance sheets and the related statements of operations, of changes in stockholders’ (deficiency) equity and of cash flows present fairly, in all material respects, the financial position of Virtual Radiologic Corporation (the “Company”) (previously known as Virtual Radiologic Consultants, Inc.) at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota

June 7, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Virtual Radiologic Corporation (previously known as

Virtual Radiologic Consultants, Inc.) and

Virtual Radiologic Professionals, LLC (previously known as

Virtual Radiologic Professionals, PLC)

Minnetonka, Minnesota

We have audited the accompanying consolidated statement of operations of Virtual Radiologic Corporation (previously known as Virtual Radiologic Consultants, Inc.) and Virtual Radiologic Professionals, LLC (previously known as Virtual Radiologic Professionals, PLC) as of December 31, 2004, and the related consolidated statements of stockholders’ (deficiency) equity and cash flows for the year then ended. These financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated statement of operations of Virtual Radiologic Corporation (previously known as Virtual Radiologic Consultants, Inc.) and Virtual Radiologic Professionals, LLC (previously known as Virtual Radiologic Professionals, PLC) as of December 31, 2004, and the related consolidated statements of stockholders’ (deficiency) equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/    Schechter Dokken Kanter Andrews & Selcer Ltd

Minneapolis, Minnesota

March 8, 2005, (except for Note 8

    for which the date is May 12, 2006)

VIRTUAL RADIOLOGIC CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2006	September 30, 2007	Pro Forma September 30, 2007
			(Unaudited)	(Unaudited see Note 2)
Assets
Current assets
Cash and cash equivalents	$3,087,962	$5,958,018	$11,475,506	$11,475,506
Short-term investment	5,092,254	—	—	—
Restricted cash	300,000	700,000	700,000	700,000
Accounts receivable, net	4,578,825	9,035,922	14,024,818	14,024,818
Prepaid expenses	889,588	1,495,958	306,914	306,914
Current taxes receivable	—	—	1,913,237	1,913,237
Other current assets	—	2,479,702	3,444,851	3,444,851

Total current assets	13,948,629	19,669,600	31,865,326	31,865,326

Property, plant and equipment, net	3,349,544	5,704,138	7,365,959	7,365,959
Intangible assets, net	196,263	204,305	1,581,129	1,581,129
Other assets	60,408	71,408	76,409	76,409

Total assets	$17,554,844	$25,649,451	$40,888,823	$40,888,823

Liabilities and Stockholders’ (Deficiency) Equity
Current liabilities
Related party notes payable	$200,000	$—	$—	$—
Current portion of capital lease obligations	292,211	20,679	—	—
Accounts payable	144,129	468,821	519,230	519,230
Current portion of long term debt	—	—	3,000,000	3,000,000
Accrued professional services compensation expense	1,759,206	4,165,847	5,437,947	5,437,947
Accrued sales, general, and administrative compensation expense	615,434	887,115	1,434,260	1,434,260
Other accrued expenses	618,701	1,830,379	2,282,569	2,282,569
Current taxes payable	—	607,945	—	—
Other current liabilities	—	31,703	168,558	168,558

Total current liabilities	3,629,681	8,012,489	12,842,564	12,842,564

Long term debt	—	—	38,000,000	38,000,000
Capital lease obligations, less current portion	20,438	—	—	—
Deferred rent	199,985	218,394	207,335	207,335
Other liabilities	—	301,588	19,297	19,297

Non-controlling interest	—	25,175	2,115,807	2,115,807

Commitments and contingencies (Note 9)

Series A Cumulative Redeemable Convertible Preferred Stock, $.001 par value; 3,630,000 shares authorized at December 31, 2005 and 2006, and September 30, 2007 (unaudited); 3,626,667 shares issued and outstanding at December 31, 2005 and 2006, and September 30, 2007 (unaudited); liquidation value $15,074,358, $17,415,330 and $16,544,378 at December 31, 2005 and 2006, and September 30, 2007 (unaudited), respectively	40,090,080	51,526,774	76,595,200	—

Stockholders’ (deficiency) equity
Common stock, $.001 par value; 21,500,000 shares authorized; 6,603,810, 6,718,810, and 8,772,775 shares issued and outstanding at December 31, 2005 and 2006, and September 30, 2007 (unaudited), respectively	6,604	6,719	8,773	12,400
Additional paid-in capital	(23,327,681)	(31,048,233)	(47,764,210)	28,827,363
Common stock subscription receivable	(200,000)	—	—	—
Accumulated deficit	(2,864,263)	(3,393,455)	(41,135,943)	(41,135,943)

Total stockholders’ (deficiency) equity	(26,385,340)	(34,434,969)	(88,891,380)	(12,296,180)

Total liabilities and stockholders’ (deficiency) equity	$17,554,844	$25,649,451	$40,888,823	$40,888,823

The accompanying notes are an integral part of these consolidated financial statements.

VIRTUAL RADIOLOGIC CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
Revenue	$12,899,297	$26,991,148	$54,098,597	$37,933,709	$63,297,660

Operating costs and expenses
Professional services	7,012,777	16,416,180	29,973,143	21,855,140	32,433,898
Sales, general and administrative	6,898,930	12,813,711	22,268,937	15,164,049	22,136,671
Depreciation and amortization	230,124	586,172	1,351,359	941,502	1,700,627

Total operating costs and expenses	14,141,831	29,816,063	53,593,439	37,960,691	56,271,196

Operating (loss) income	(1,242,534)	(2,824,915)	505,158	(26,982)	7,026,464
Other (expense) income
Interest expense	(94,933)	(130,783)	(37,465)	(28,441)	(442,443)
Interest income	—	186,800	254,521	200,440	251,526

Total other (expense) income	(94,933)	56,017	217,056	171,999	(190,917)

(Loss) income before non-controlling interest and income tax	(1,337,467)	(2,768,898)	722,214	145,017	6,835,547
Non-controlling interest expense (income)	62,160	(1,362,446)	25,175	284,923	2,090,632

(Loss) income before income tax	(1,399,627)	(1,406,452)	697,039	(139,906)	4,744,915
Income tax	—	58,184	1,226,231	1,679,675	2,578,534

Net (loss) income	(1,399,627)	(1,464,636)	(529,192)	(1,819,581)	2,166,381
Cash Dividends Paid:
Preferred	—	—	—	—	(13,596,664)
Series A Cumulative Redeemable Convertible Preferred Stock accretion	—	(28,181,078)	(11,436,694)	(18,281,121)	(25,068,426)

Net loss available to common stockholders	$(1,399,627)	$(29,645,714)	$(11,965,886)	$(20,100,702)	$(36,498,709)

Loss per common share
Basic and Diluted	$(0.25)	$(4.74)	$(1.80)	$(3.04)	$(4.91)
Weighted average common shares outstanding
Basic and Diluted	5,659,432	6,254,207	6,640,358	6,617,436	7,436,445

The accompanying notes are an integral part of these consolidated financial statements.

VIRTUAL RADIOLOGIC CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ (DEFICIENCY) EQUITY

	Common Stock		Additional Paid-In Capital	Common Stock Subscription Receivable	Accumulated Deficit	Total Stockholders’ (Deficiency) Equity
	Number of Shares	Amount
Balances at December 31, 2003	—	$—	$—	$—	$—	$—

Issuance of common stock to founders pursuant to stock subscription receivable agreements	5,475,000	54,750	(53,750)	—	—	1,000
Professional services expense converted to common stock	159,500	1,595	128,405	—	—	130,000
Issuance of common stock for sales, general and administrative compensation expense	25,000	250	24,750	—	—	25,000
Equity based compensation for independent contractor physicians	—	—	154,222	—	—	154,222
Net loss	—	—	—	—	(1,399,627)	(1,399,627)

Balances at December 31, 2004	5,659,500	$56,595	$253,627	$—	$(1,399,627)	$(1,089,405)

Conversion of related party notes payable to common stock	495,970	496	991,448	—	—	991,944
Sale of common stock to independent contractor physicians	448,340	448	1,344,575	—	—	1,345,023
Warrants issued in conjunction with sale of Series A Cumulative Redeemable Convertible Preferred Stock	—	—	217,600	—	—	217,600
Accretion of Series A Cumulative Redeemable Convertible Preferred Stock	—	—	(28,181,078)	—	—	(28,181,078)
Equity based compensation for independent contractor physicians	—	—	1,995,212	—	—	1,995,212
Common stock to be re-purchased	(85,000)	(85)	(254,915)	—	—	(255,000)
Common stock to be re-issued	85,000	85	254,915	(200,000)	—	55,000
Change in par-value of common stock from $.01 to $.001 due to re-incorporation	—	(50,935)	50,935	—	—	—
Net loss	—	—	—	—	(1,464,636)	(1,464,636)

Balances at December 31, 2005	6,603,810	$6,604	$(23,327,681)	$(200,000)	$(2,864,263)	$(26,385,340)

Accretion of Series A Cumulative Redeemable Convertible Preferred Stock	—	—	(11,436,694)	—	—	(11,436,694)
Equity based compensation for independent contractor physicians	—	—	3,415,809	—	—	3,415,809
Equity based compensation for employees	—	—	115,448	—	—	115,448
Stock subscription receivable payment	—	—	—	200,000	—	200,000
Issuance of common stock to independent contractor physician	35,000	35	104,965	—	—	105,000
Independent contractor physician stock option exercises	80,000	80	79,920	—	—	80,000
Net loss	—	—	—	—	(529,192)	(529,192)

Balances at December 31, 2006	6,718,810	$6,719	$(31,048,233)	$—	$(3,393,455)	$(34,434,969)

Accretion of Series A Cumulative Redeemable Convertible Preferred Stock	—	—	(25,068,426)	—	—	(25,068,426)
Equity based compensation for independent contractor physicians	—	—	2,928,173	—	—	2,928,173
Equity based compensation for employees	—	—	408,499	—	—	408,499
Independent contractor physician and employee stock option exercises	1,981,432	1,982	1,449,609	—	—	1,451,591
Common stock re-purchased	(910,000)	(910)	(10,009,090)	—	—	(10,010,000)
Common stock re-issued	910,000	910	10,009,090	—	—	10,010,000
Warrant exercise	72,533	72	654	—	—	726
Excess tax benefit from exercises of stock options	—	—	3,565,514	—	—	3,565,514
Cash dividends	—	—	—	—	(39,908,869)	(39,908,869)
Net income	—	—	—	—	2,166,381	2,166,381

Balance at September 30, 2007 (unaudited)	8,772,775	$8,773	$(47,764,210)	$—	$(41,135,943)	$(88,891,380)

The accompanying notes are an integral part of these consolidated financial statements.

VIRTUAL RADIOLOGIC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
Cash flows from operating activities
Net (loss) income	$(1,399,627)	$(1,464,636)	$(529,192)	$(1,819,581)	$2,166,381
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities
Non-controlling interest	62,160	(1,362,446)	25,175	284,923	2,090,632
Provision for doubtful accounts and sales allowance	138,424	90,073	190,946	60,014	187,654
Depreciation and amortization	230,124	586,172	1,351,359	941,502	1,700,627
Interest and discount amortization	—	(124,019)	(66,974)	(66,974)	25,599
Loss on disposal of property, plant and equipment	—	—	90,034	55,432	11,868
Equity based compensation for independent contractor physicians	154,222	1,995,212	3,415,809	3,250,099	2,928,173
Equity based compensation for employees	—	—	115,448	49,392	408,499
Deferred income taxes, net	—	—	63,707	—	(52,495)
Changes in operating assets and liabilities
Accounts receivable	(842,558)	(2,460,382)	(4,648,043)	(4,238,540)	(5,176,550)
Prepaid expenses	(159,752)	(627,428)	(606,370)	568,097	1,189,044
Current taxes receivable	—	—	—	—	(1,913,237)
Other current assets	—	—	(35,246)	—	(113,755)
Other assets	(67,426)	162,179	(11,000)	—	(5,001)
Accounts payable	448,188	(426,570)	93,635	236,641	135,090
Accrued expenses	1,548,046	1,729,924	3,870,040	3,204,734	2,099,632
Current taxes payable	—	—	607,945	—	(607,945)
Other current liabilities	—	—	31,703	1,585,975	130,877
Deferred rent	91,603	108,382	18,409	19,247	(11,059)

Net cash provided by (used in) operating activities	203,404	(1,793,539)	3,977,385	4,130,961	5,194,034

Cash flows from investing activities
Purchase of property, plant and equipment	(360,068)	(2,306,772)	(3,511,034)	(2,345,818)	(3,560,301)
Proceeds from sale of property, plant and equipment	—	649	—	—	—
Payments to acquire patents	—	(180,141)	(40,328)	(28,801)	(13,520)
Purchase of short-term investment	—	(4,968,235)	—	—	—
Proceeds from maturity of short-term investment	—	—	5,159,228	5,159,228	—
Restricted cash	—	(300,000)	(400,000)	—	—

Net cash (used in) provided by investing activities	(360,068)	(7,754,499)	1,207,866	2,784,609	(3,573,821)

Cash flows from financing activities
Proceeds from issuance of related party notes payable	483,000	—	—	—	—
Payments on related party notes payable	—	(105,000)	(200,000)	(200,000)	—
Borrowings from revolving line of credit	2,742,000	2,200,000	—	—	—
Repayments on revolving line of credit	(2,267,102)	(2,674,898)	—	—	—
Payments on capital leases	(202,452)	(399,526)	(291,970)	(239,486)	(20,679)
Proceeds from issuance of Series A Preferred Stock	—	13,382,400	—	—	—
Payment of offering costs	—	(1,473,398)	(1,823,225)	(1,691,141)	(674,341)
Issuance of common stock warrants	—	217,600	—	—	—
Proceeds from issuance of common stock subscription and common stock	294	974,333	—	—	1,184,966
Proceeds from repayment of common stock subscription receivable	—	30,000	—	—	—
Payments for the re-purchase of common stock	—	—	—	—	(10,010,000)
Proceeds from the re-issuance of common stock	—	—	—	—	10,010,000
Excess tax benefit from exercises of stock options	—	—	—	—	3,565,514
Proceeds from the issuance of debt	—	—	—	—	41,000,000
Payment of debt issuance costs	(190,062)	—	—	—	(1,249,316)
Cash dividends paid	—	—	—	—	(39,908,869)

Net cash provided by (used in) financing activities	565,678	12,151,511	(2,315,195)	(2,130,627)	3,897,275

Net increase in cash and cash equivalents	409,014	2,603,473	2,870,056	4,784,943	5,517,488
Cash and cash equivalents
Beginning of period	75,475	484,489	3,087,962	3,087,962	5,958,018

End of period	$484,489	$3,087,962	$5,958,018	$7,872,905	$11,475,506

VIRTUAL RADIOLOGIC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
Supplemental disclosure of cash flow information
Cash paid for interest	$84,052	$97,689	$29,635	$23,629	$384,693
Cash paid for income taxes	—	—	412,308	89,186	1,390,797

Significant non-cash transactions
Property, plant and equipment purchases acquired through capital leases	435,424	259,542	—	—	—
Property, plant and equipment purchases included in accounts payable	—	34,229	68,344	410,762	87,122
Property, plant and equipment purchases included in accrued expenses	—	178,362	396,914	66,318	174,635
Property, plant and equipment purchases included in other current liabilities	—	—	—	—	5,979
Conversion of related party notes payable to accounts payable	—	—	—	—	—
Capitalized costs included in accounts payable	—	—	196,942	5,549	93,483
Capitalized costs included in accrued expenses	—	—	186,408	223,966	847,841
Related party receivable received for payment of note payable	30,868	—	—	—	—
Related party notes converted to common stock	—	950,000	—	—	—
Accrued expenses converted to common stock	—	—	105,000	105,000	—
Accrued interest converted to common stock	—	41,944	—	—	—
Common stock subscription receivable	—	255,000	—	—	—
Change in par value of common stock due to re-incorporation	—	50,935	—	—	—
Related party common stock to be repurchased	—	255,000	—	—	—
Professional services compensation converted to common stock	350,706	—	—	—	—
Professional services compensation converted to notes payable	486,132	—	—	—	—
Professional services compensation converted to payment of common stock subscription receivable	—	395,690	200,000	200,000	—
Professional services compensation converted to payment for option exercises	—	—	80,000	40,000	267,351
Sales, general and administrative compensation converted to common stock	25,000	—	—	—	—
Accretion of Series A Preferred Stock	—	28,181,078	11,436,694	18,281,121	25,068,426

The accompanying notes are an integral part of these consolidated financial statements.

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

1. Business Overview

Virtual Radiologic Consultants, LLC (“VRC, LLC”) was formed by three physician owners on May 25, 2001. During 2004, VRC, LLC merged into a newly formed entity owned by two of the initial physician owners and two additional physician owners, Virtual Radiologic Professionals PLC, and subsequently merged into Virtual Radiologic Professionals, LLC, (“VRP”). These four physician owners of VRP provide or have provided teleradiology services to VRC, LLC and VRP. VRP provides, and VRC, LLC provided, teleradiology services (“reads”) to radiology practices, hospitals, clinics and diagnostic imaging centers throughout the United States.

Virtual Radiologic Consultants, Inc. (“VRC, Inc.”) was formed on October 24, 2003, by the same four physician owners of VRP and began operations on July 1, 2004, as a Minnesota corporation. On May 2, 2005, VRC, Inc. re-incorporated in Delaware under the same name and on January 1, 2006, changed its name to Virtual Radiologic Corporation (“VRC”). Two of the physician owners of VRP are also officers and directors of VRC.

VRC, Inc. entered into a management agreement with VRP on July 1, 2004, to provide non-medical services, staffing and facilities to VRP and to the licensed radiologists who contract with VRP. In exchange, VRC, Inc. received a management fee in accordance with a management agreement between VRC, Inc. and VRP. The management agreement’s initial term expires on June 30, 2014, with an option by both parties to renew through June 30, 2019. The above structure and related agreements were established to facilitate compliance with the corporate practice of medicine laws of the various states in which the Company (as defined below) operates.

On January 1, 2006, six new entities were formed including Virtual Radiologic Professionals of California, P.A.; Virtual Radiologic Professionals of Illinois, P.A. (subsequently merged into the Virtual Radiologic Professionals of Illinois, S.C.); Virtual Radiologic Professionals of Michigan, P.A. (subsequently merged into Virtual Radiologic Professionals of Michigan, P.C.); Virtual Radiologic Professionals of Minnesota, P. A.; Virtual Radiologic Professionals of New York, P. A.; and Virtual Radiologic Professionals of Texas, P.A. (referred to collectively as “Professional Corporations”). Each of these entities is a professional corporation with one shareholder, who is also an officer and a director of VRC, and an owner of VRP. The Professional Corporations were formed as the Company’s business expanded to facilitate compliance with the corporate practice of medicine laws in the states in which they conduct business. VRP and the Professional Corporations are referred to collectively as the “Affiliated Medical Practices.” Also on January 1, 2006, the terms of the management agreement were amended as a result of VRP no longer holding customer contracts but continuing to contract with licensed radiologists. VRP incurs all independent contractor compensation expense for the licensed radiologists with whom it contracts. In addition, VRP incurs all expense related to the professional malpractice insurance it purchases on behalf of those independent contractors. As a result of assignments effective January 1, 2006, the Professional Corporations hold the customer contracts to provide teleradiology services to customers in the states in which a general business corporation cannot contract for medical services. All other customer contracts were transferred from VRP to VRC, an entity under common control. The terms of the management agreements, as amended, provide that VRC and the Professional Corporations reimburse VRP for their share of independent contractor compensation expense and professional malpractice insurance expense. In addition, the management contracts stipulate that the Affiliated Medical Practices are charged a management fee by VRC for providing non-medical services, staffing, and facilities to the Affiliated Medical Practices. On an annual

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

basis, VRC and the Affiliated Medical Practices review and renegotiate fees payable under these management agreements.

In January 2007, the agreements for the provision of physician services that were effective for the twelve months ended December 31, 2006 between VRP and VRC, and between VRP and each of the Professional Corporations, were amended to reflect an increase in the professional services fee charged by VRP to VRC and to each of the Professional Corporations for the year ended December 31, 2006. The increase in the fixed price per read was a result of higher than expected final read volume and the cost of providing our physician services that was not contemplated when the original fees were established. The change in the fees charged did not have a material effect on the Company’s consolidated financial position or results of operations.

VRC and the Affiliated Medical Practices are collectively referred to herein as the “Company.”

In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, Consolidation of Variable Interest Entities (“FIN 46R”), VRC has consolidated the balance sheets, statements of operations and statements of cash flows of certain variable interest entities. Accordingly, as of December 31, 2005 and for the years ended December 31, 2004 and 2005, the financial statements of VRC have been presented on a consolidated basis to include its variable interest in VRP. As of and for the year ended December 31, 2006, and as of and for the nine months ended September 30, 2006 and 2007, the financial statements of VRC have been presented on a consolidated basis to include its variable interests in the Affiliated Medical Practices. See Note 2 for further discussion.

The Company is involved in the application of various convergent technologies that allow radiologists to remotely diagnose patients and enhance the overall productivity of the radiology profession through a distributed diagnostic network that has been developed by the Company and is integrated into its nationwide virtual private network.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

Effective January 1, 2004, the Company consolidates its financial results in accordance with FIN 46R, which requires a primary beneficiary to consolidate entities determined to be variable interest entities (“VIEs”). The Company has determined that the Affiliated Medical Practices are VIEs and that VRC is the primary beneficiary of such VIEs, as defined by FIN 46R. The Affiliated Medical Practices were created as the Company’s business expanded for the purpose of facilitating compliance with corporate practice of medicine laws in the various states in which VRC operates. The management of VRC was involved significantly in the design and creation of the VIEs and, with the exception of rendering medical judgments, holds significant influence over their continuing operations. Although VRC holds no legal ownership in the VIEs, as a result of the pricing structure inherent in the management agreements that exist between the entities, VRC will absorb a majority of the VIEs expected future losses and receive a majority of the VIEs expected residual returns. As such, the Company has concluded that VRC is required to consolidate the VIEs. As of September 30, 2007, VRC has funded losses of the VIEs totaling $6.6 million and expects to continue to fund the majority of the losses for the foreseeable future. VRC will only receive residual returns up to the amount of previously recognized losses.

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

The effect of the VIEs’ consolidation on the Company’s consolidated balance sheet at December 31, 2005, was an increase in the Company’s assets and liabilities of approximately $6,649,000 and $1,765,000, respectively. At December 31, 2006, as a result of consolidating the VIEs, the Company’s assets and liabilities increased by approximately $6,063,000 and $4,222,000, respectively. At September 30, 2007, as a result of consolidating the VIEs, the Company’s assets and liabilities increased by approximately $7,466,000 and $5,649,000, respectively. The liabilities of the VIEs consolidated by the Company do not represent additional claims on the Company’s general assets; rather they represent claims against the specific assets of the VIEs. Likewise, the assets of the VIEs consolidated by the Company do not represent additional assets available to satisfy claims against the Company’s general assets. For the years ended December 31, 2004 and 2005, the revenue of the VIEs represented 100% of the consolidated revenue of the Company. For the year ended December 31, 2006, the revenue of the VIEs represented approximately 42%, or $22,889,000, of the consolidated revenue of the Company because certain client contracts are now directly held by VRC. For the nine months ended September 30, 2006 and 2007, the revenue of the VIEs represented approximately 41%, or $15,503,000, and 47%, or $29,442,000, respectively. Through consolidation, the Company recognizes all net losses of each VIE in excess of the equity of that VIE. The Company recognizes net earnings of each VIE only to the extent it is recovering losses previously recognized with respect to that VIE. Earnings of each VIE in excess of the Company’s previously recognized losses with respect to that VIE are eliminated from the Company’s earnings and are attributed to the respective equity owners of that VIE by recording such earnings as non-controlling interest on the Company’s consolidated financial statements. During the year ended December 31, 2005, the Company had only one VIE, which experienced individual net losses that changed the VIE’s equity position to a net deficit. As a result, the Company recognized non-controlling interest income of approximately $1,362,000 for the year ended December 31, 2005. During 2006, additional VIEs were formed and for the year ended December 31, 2006, one of those VIEs experienced individual net income that resulted in a non-controlling interest expense relating to that VIE of approximately $25,000. In addition, for the nine months ended September 30, 2006 and 2007, certain of these VIEs experienced individual net income that resulted in non-controlling interest expense relating to these VIEs of approximately $285,000 and $2,091,000, respectively.

Consolidated financial statements and the related footnote information presented as of and for the years ended December 31, 2004 and 2005, represent the consolidated operations of VRC and VRP. The consolidated financial statements and the related footnote information presented as of and for the year ended December 31, 2006, and as of and for the nine months ended September 30, 2006 and 2007, represent the consolidated operations of the Company.

Interim Financial Statements

The Company has prepared the unaudited interim consolidated financial statements and related unaudited financial information in the footnotes in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. These interim financial statements reflect all adjustments consisting of normal recurring accruals, which, in the opinion of management, are necessary to present fairly the Company’s consolidated financial position, the results of its operations and its cash flows for the interim periods. These interim consolidated financial statements should be read in conjunction with the consolidated annual financial statements and the notes thereto contained herein. The nature of the Company’s business is such that the results of any interim period may not be indicative of the results to be expected for the entire year.

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments with original maturities of three months or less at the time of acquisition.

Restricted Cash

Under the terms of its malpractice insurance policy, the Company is required to maintain, on deposit with a bank, and restricted as to its use, $700,000 in the event multiple malpractice claims are filed.

Short-Term Investment

The Company classifies its investment in readily marketable debt as “held-to-maturity” at the time of purchase. Held-to-maturity securities, which are carried at amortized cost, include only those securities the Company has the positive intent and ability to hold to maturity. Premiums and interest are amortized or accreted into earnings over the life of the investment.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful life of the asset. Useful lives range from three to 15 years. Leasehold improvements are amortized over the shorter of the asset life or the lease term. Expenditures for maintenance, repairs, and minor renewals and betterments that do not improve or extend the life of the respective assets are expensed as incurred. All other expenditures for renewals and betterments are capitalized and depreciated over the estimated useful life of the asset. The assets and related depreciation accounts are adjusted for property retirements and disposals with any resulting gain or loss included in current period operations.

The Company also capitalizes internally developed software costs in accordance with the Statement of Position 98-1, Accounting for the Costs of Computing Software Development or Obtained for Internal Use (“SOP 98-1”). SOP 98-1 requires that costs incurred during the application development stage be capitalized and amortized over the useful life once the assets are placed in service. These costs primarily include compensation costs for employees who are involved in the application development stage and direct costs of materials utilized during application development. Generally, the Company amortizes these costs over three years unless a shorter life is deemed appropriate based on the remaining useful life of the asset. When the Company enters the development stage for a new application, management reviews the remaining useful life of previously developed applications to determine if an adjustment to the amortization period is warranted.

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

Intangible Assets and Other Long-Lived Assets

Intangible assets include patents and deferred financing costs. Patent application costs are being amortized on a straight-line basis over 15 years, which approximates their respective economic lives. The Company believes the straight-line method of amortization for patent application costs allocates the cost to earnings in proportion to the amount of economic benefit. Debt issuance costs are being amortized using the effective interest method over the life of the debt.

The Company regularly evaluates the carrying value of long-lived assets for events or changes in circumstances that indicate that the carrying amount may not be recoverable or that the remaining estimated useful life should be changed. An impairment loss is recognized when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated by the excess of the asset’s carrying value over its fair value.

Operating Leases

The Company leases various office space under operating leases. Certain lease arrangements contain rent escalation clauses for which the lease expenses are recognized on a straight-line basis over the terms of the leases. Rent expense that is recognized but not yet paid is included in deferred rent on the consolidated balance sheets.

Revenue Recognition and Trade Accounts Receivable

The Company sells its teleradiology services to radiology practices, hospitals, clinics and diagnostic imaging centers. Revenue is recognized in the period when a diagnostic reading or service has been completed and when collection is reasonably assured. No future performance obligations exist once the diagnostic reading or service has been completed. The prices related to these teleradiology services are fixed or determinable prior to the performance of the service. Trade accounts receivable do not bear interest.

The Company records an allowance for doubtful accounts that the Company’s management estimates to be sufficient to absorb future losses due to accounts that are potentially uncollectible. The allowance is based on the Company’s historical experience, the current aging of past due accounts, the financial condition of the customer, and the general economic conditions of its marketplace. Actual results could differ materially from these estimates resulting in an increase in the allowance for doubtful accounts and the corresponding provision for bad debt expense in future periods.

The Company records an allowance for sales credits that the Company’s management estimates to be adequate to cover future sales credits granted, which primarily relate to maintaining customer satisfaction with the Company’s services. The allowance is based on the Company’s historical experience related to sales credits granted. Actual results could differ materially from these estimates resulting in an increase in the allowance for sales credits and the corresponding provision for sales credits.

Income Taxes

VRC, as a corporation, and the Professional Corporations, as sole owner professional liability corporations, recognize income taxes under the asset and liability method. As such, deferred taxes are based on the temporary differences, if any, between the financial statement and tax bases of assets

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

and liabilities that will result in future taxable or deductible amounts. The deferred taxes are determined using the enacted tax rates that are expected to apply when the temporary differences reverse. Income tax expense is the tax payable for the period plus the change during the period in deferred income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

VRP is a limited liability company, and as such is not subject to federal income taxes. Rather, the members are subject to federal income taxation based on their respective allocation of VRP’s net taxable income or loss on a cash basis. VRP does not record any current or deferred assets, liabilities, or expenses related to federal income taxes.

As previously noted, the Company consolidates its financial results under the provisions of FIN 46R. For income tax purposes, however, the Company is not considered a consolidated entity. As a result, income generated by the Affiliated Medical Practices, as well as any losses the Affiliated Medical Practices recognize, are excluded from VRC’s calculation of income tax liability. In addition, losses generated by the Affiliated Medical Practices that are recognized by VRC result in temporary differences between VRC’s book and tax bases of accounting. These temporary differences will reverse in future periods to the extent those losses are able to be recovered by VRC.

Developing a provision for income taxes, including the effective tax rate and the analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets. The Company’s judgment and tax strategies are subject to audit by various taxing authorities. While the Company believes it has provided adequately for its income tax liabilities in the consolidated financial statements, adverse determinations by these taxing authorities could have a material adverse effect on the consolidated financial condition, results of operations, and/or cash flows of the Company.

Professional Services Expense

Professional services expense consists primarily of the fees the Company pays to its independent contractor physicians and non-cash stock-based compensation expense related to those independent contractor physicians. The Company’s physicians are independent contractors and it compensates them using a formula that includes a base level of compensation and additional bonus compensation, which is generally based on the number of hours worked and the number and types of reads performed. The Company recognizes professional services expense in the month in which the services were performed. The Company also includes expenses related to medical liability insurance in professional services expense, which are expensed over the life of the insurance policy on a straight-line basis.

Total non-cash stock-based compensation related to independent contractor physicians, which is included in professional services expense, was $154,222, $1,995,212 and $3,415,809 for the years ended December 31, 2004, 2005 and 2006, respectively, and $3,250,099 and $2,928,173 for the nine months ended September 30, 2006 and 2007, respectively.

Sales, General and Administrative Expenses

Sales, general and administrative expenses are generally comprised of employee compensation expenses associated with the Company’s distributed diagnostic network, promotional and advertising expenses, and other operating expenses. The Company recognizes these expenses when incurred.

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

Advertising expense for the Company, which is included in sales, general and administrative expenses, was $47,447, $143,721 and $306,568 for the years ended December 31, 2004, 2005 and 2006, respectively, and $192,959 and $157,936 for the nine months ended September 30, 2006 and 2007, respectively.

Stock-Based Compensation

On January 1, 2006 the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), Share-Based Payment (“SFAS No. 123R”), using the prospective application method, to account for stock-based compensation expense associated with the issuance of stock options to employees and directors on or after January 1, 2006. The unvested compensation costs at January 1, 2006, which relate to grants of options that occurred prior to the date of adoption of SFAS No. 123R, will continue to be accounted for under Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments computed at the date of grant. The fair value of all employee and director stock option awards is expensed in the consolidated statements of operations over the related vesting period of the options. The Company calculated the fair value on the date of grant using a Black-Scholes model. For the year ended December 31, 2006, stock-based compensation expense related to employees was $115,448. For the nine months ended September 30, 2006 and 2007, stock-based compensation expense related to employees was $49,392 and $408,499, respectively. This expense is included in sales, general and administrative expenses.

For all options issued prior to January 1, 2006, in accordance with the provisions of APB No. 25, compensation costs for stock options granted to employees were measured at the excess, if any, of the value of the Company’s stock at the date of the grant over the amount an employee paid to acquire the stock. The table which follows provides the pro-forma disclosures required in accordance with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as if the fair value method had been applied in the periods presented. The Company calculated the fair value using a Black-Scholes model using the minimum value method. If the Company had adopted the fair value based accounting method to account for the cost of stock option grants occurring prior to January 1, 2006, and charged compensation cost against income over the vesting period based on the fair value of options at the date of grant, the Company’s net loss in the periods presented would have been increased as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)

Net (loss) income, as reported	$(1,399,627)	$(1,464,636)	$(529,192)	$(1,819,581)	$2,166,381
Less: Total employee stock-based compensation expense determined under the fair value-based method, net of related tax effects	147,839	75,419	63,334	58,372	25,499

Pro forma net (loss) income	(1,547,466)	(1,540,055)	(592,526)	(1,877,953)	2,140,882

Pro forma undistributed loss per share:
As reported	$(0.25)	$(4.74)	$(1.80)	$(3.04)	$(4.91)
Pro forma	(0.27)	(4.75)	(1.81)	(3.05)	(4.91)

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

The Company also records stock-based compensation expense in connection with any grant of stock options to independent contractor physicians. The Company calculates the stock-based compensation expense associated with these grants in accordance with Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Good or Services, by determining the fair value using a Black-Scholes model. EITF Issue No. 96-18 requires that stock instruments issued to these independent contractor physicians be recorded at their fair value at the date the stock instruments were issued and adjusted to their then current fair value in every subsequent reporting period thereafter until the stock instruments are fully vested or forfeited. Total non-cash equity-based compensation for independent contractor physicians, which is included in professional services expense, was $154,222, $1,995,212 and $3,415,809 for the years ended December 31, 2004, 2005 and 2006, respectively, and $3,250,099 and $2,928,173 for the nine months ended September 30, 2006 and 2007, respectively.

Accounting for Series A Preferred Stock

In June 2005, the Company began recording the current estimated fair value of its Series A Preferred Stock on a quarterly basis based on the fair market value of that stock as determined by management and / or the Company’s Board of Directors. In accordance with Accounting Series Release No. 268, Presentation in Financial Statements of “Redeemable Preferred Stocks” and EITF Abstracts, Topic D-98, Classification and Measurement of Redeemable Securities, the Company records changes in the current fair value of its Series A Preferred Stock in the consolidated statements of changes in stockholders’ (deficiency) equity as accretion of Series A Cumulative Redeemable Convertible Preferred Stock and as additional paid-in capital, and in the consolidated statements of operations as Series A Cumulative Redeemable Convertible Preferred Stock accretion.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with high quality credit institutions. At times, such amounts may be in excess of insured amounts.

Credit risk related to accounts receivable is largely mitigated by the Company’s credit evaluation process and the reasonably short collection terms of its receivables. Management makes judgments as to its ability to collect outstanding receivables based upon the Company’s historical collections experience, the current aging of past due accounts, the financial condition of its customers and the general economic conditions of its marketplace, and has established an allowance for doubtful accounts based on that judgment.

Fair Value Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents and short-term trade receivables and payables for which current carrying amounts approximate fair market value. Additionally, the borrowing rates currently available to the Company approximate the fair market value for debt agreements with similar terms and average maturities.

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The provisions of SFAS No. 154 are effective for fiscal years beginning after December 15, 2005. The Company’s adoption of SFAS No. 154 did not have a material impact on its consolidated results of operations or financial position.

In November 2005, the FASB issued Staff Position FIN 45-3, Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or its Owners (the “FSP”). The FSP is effective beginning with the first fiscal quarter after November 14, 2005. The Company’s adoption of the FSP did not have a material impact on its consolidated results of operations or financial position.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting treatment (recognition and measurement) for an income tax position taken in a tax return and recognized in a company’s financial statement. The new standard also contains guidance on “de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.” The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006.

The Company adopted the provisions of FIN 48 on January 1, 2007. Previously, the Company had accounted for tax contingencies in accordance with SFAS No. 5, Accounting for Contingencies. As required by FIN 48, which clarifies SFAS No. 109, Accounting for Income Taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied FIN 48 to all tax positions for which the statute of limitations remained open. The Company did not record any adjustment to the liability for unrecognized income tax benefits or retained earnings for the cumulative effect of the adoption of FIN 48.

In addition, the amount of unrecognized tax benefits as of January 1, 2007 was zero. There have been no material changes in unrecognized tax benefits since January 1, 2007 and the Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next twelve months. The Company did not have an accrual for the payment of interest and penalties related to unrecognized tax benefits as of January 1, 2007.

The Company is subject to income taxes in the U.S. federal jurisdiction and various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. Prior to 2004 the Company was not subject to significant income tax exposure as a result of its status as a limited liability company. The Company is potentially subject to U.S. federal, state and local income tax examinations by tax authorities for the tax years ended December 31, 2004, 2005 and 2006, with the exception of the 2005

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

federal tax return for VRC because the Company recently underwent an examination by the Internal Revenue Service (“IRS”) related to that period. The IRS examination has now been closed, and the results of this examination were not material. The Company is not currently under examination by any other taxing jurisdiction.

In September 2006, the Securities and Exchange Commission Staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). This SAB addresses diversity in practice of quantifying financial statement misstatements. It establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. The SAB is effective for financial statements issued for fiscal years ending after November 15, 2006. The Company believes the adoption of SAB 108 will not have a material impact on its consolidated results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This standard clarified the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement. The Company does not believe the adoption of SFAS No. 157 will have a material impact on its consolidated results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). This standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157, Fair Value Measurements. The Company does not believe the adoption of SFAS No. 159 will have a material impact on its consolidated results of operations or financial position.

Pro Forma Balance Sheet Data (Unaudited)

The Board of Directors has authorized the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of common stock in an initial public offering (“IPO”). If the IPO is consummated as presently anticipated, each share of Series A Cumulative Redeemable Convertible Preferred Stock (“Series A Preferred Stock”) will automatically convert into one share of common stock upon completion of the IPO. The unaudited pro forma balance sheet reflects the subsequent conversion of the convertible participating preferred shares into common stock at a 1-for-1 conversion ratio as if such conversion occurred at September 30, 2007.

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

3. Selected Consolidated Financial Statement Information

Accounts Receivable, Net

	December 31,		September 30, 2007
	2005	2006
			(Unaudited)
Accounts receivable	$4,857,307	$9,351,466	$14,313,395
Less: Allowance for doubtful accounts	268,482	304,218	272,750
Less: Allowance for sales credits	10,000	11,326	15,827

Account receivable, net	$4,578,825	$9,035,922	$14,024,818

Property, Plant and Equipment, Net

	December 31,		September 30, 2007
	2005	2006
			(Unaudited)
Equipment	$2,957,891	$4,330,343	$5,740,057
Software	898,115	1,854,511	3,288,726
Furniture and fixtures	245,479	1,198,120	1,495,523
Assets not yet placed in service	—	102,081	266,155
Leasehold improvements	94,179	267,850	309,835

Total property, plant and equipment	4,195,664	7,752,905	11,100,296
Less: Accumulated depreciation and amortization	846,120	2,048,767	3,734,337

Property, plant and equipment, net	$3,349,544	$5,704,138	$7,365,959

Depreciation expense related to the property, plant and equipment of the Company for the years ended December 31, 2004, 2005 and 2006, was $216,422, $550,227 and $1,319,073, respectively, and $912,792 and $1,689,090 for the nine months ended September 30, 2006 and 2007, respectively.

Intangible Assets, Net

	December 31, 2005			December 31, 2006
	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Patent application costs	$180,141	$3,060	$177,081	$220,468	$16,163	$204,305
Deferred debt issuance costs	65,769	46,587	19,182	65,769	65,769	—

Intangible assets, net	$245,910	$49,647	$196,263	$286,237	$81,932	$204,305

	September 30, 2007 (Unaudited)
	Carrying Amount	Accumulated Amortization	Net
Patent application costs	$233,987	$27,700	$206,287
Deferred debt issuance costs	1,400,441	25,599	1,374,842

Intangible assets, net	$1,634,428	$53,299	$1,581,129

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

Total amortization expense related to intangible assets for the years ended December 31, 2004, 2005 and 2006, was $13,702, $35,945 and $32,286, respectively, and $28,710 and $11,537 for the nine months ended September 30, 2006 and 2007, respectively. Amortization of deferred debt issuance costs was $25,599 for the nine months ended September 30, 2007 and is included in interest expense.

As of September 30, 2007, future estimated amortization expense related to intangible assets were (unaudited):

Three months ending December 31, 2007	$3,949
2008	15,794
2009	15,794
2010	15,794
2011	15,794
Thereafter	139,162

$206,287

This future amortization expense is an estimate. Actual amounts may change these estimated amounts due to additional intangible asset acquisitions, potential impairment, accelerated amortization or other events.

Other Accrued Expenses

	December 31,		September 30, 2007
	2005	2006
			(Unaudited)
Accrued professional fees	$164,646	$313,014	$381,838
Accrued property, plant and equipment	178,362	396,914	174,635
Accrued stock subscription payable	105,000	—	—
Accrued licensing fees	46,344	171,092	238,910

Accrued medical malpractice liability	—	100,000	25,000
Accrued debt issuance costs	—	—	151,125
Accrued initial public offering costs	—	186,408	696,716
Accrued severance costs	—	181,481	104,501
Accrued marketing costs	—	159,668	43,930
Accrued medical claims	—	56,141	210,691
Accrued board of director fees	—	—	108,925
Other	124,349	265,661	146,298

	$618,701	$1,830,379	$2,282,569

4. Financing Arrangements

In August 2004, the Company entered into a revolving credit agreement, which provides a revolving loan of up to $2,000,000, limited to 85% of the Company’s outstanding accounts receivable. This revolving credit agreement bore interest at the prime rate plus 2.00% and was collateralized by substantially all of the Company’s assets.

In December 2006, the Company terminated the revolving credit facility with Associated Commercial Finance, Inc. and entered into a new revolving credit agreement with Associated Bank,

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

National Association. Pursuant to the terms of the revolving credit facility, up to $2.0 million was available to the Company provided that such amount did not exceed 80% of the Company’s outstanding accounts receivable. Any amounts outstanding under this revolving credit facility incurred interest at a rate equal to the greater of 5% or the prime rate (8.25% at June 30, 2007). The Company was required to pay a non-use fee for any unborrowed amounts at a rate of 0.25% per annum. Under the terms of this revolving credit facility, the Company was subject to, among other things, restrictions on incurring additional debt, liens and encumbrances. This revolving credit facility was terminated in August 2007.

The Company entered into a senior secured credit facility (the “Senior Credit Facility”) on August 29, 2007 that is comprised of a $4.0 million senior secured revolving credit facility (the “revolver”), which was undrawn as of September 30, 2007, and a $41.0 million senior secured term loan (the “term loan”), of which $41.0 million was outstanding as of September 30, 2007.

The Senior Credit Facility has a term of five years and matures on August 29, 2012. Principal payments under the Senior Credit Facility are required in accordance with the following schedule:

Payment Dates	Principle Payment Amount
(in thousands)
2008 Quarterly Payments	$1,000
2009 Quarterly Payments	$1,500
2010 Quarterly Payments	$2,000
2011 Quarterly Payments	$2,000
2012 Quarterly Payments	$2,000
Date of Maturity	$11,000

Upon repayment of the amounts outstanding under the term loan under the Senior Credit Facility, the term loan will be terminated and will not be available for borrowing.

The interest rates per annum applicable to the loans under the Senior Credit Facility will be, at the Company’s option, equal to either a base rate or an adjusted LIBO rate, in each case, plus an applicable margin percentage. The base rate will be the greater of: (i) 50 basis points above the weighted average of rates on overnight Federal funds as published by the Federal Reserve Bank of New York and (ii) Bloomberg’s prime rate as published by Bloomberg Professional Service. The adjusted LIBO rate will be determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan as adjusted for the maximum reserve requirement established by the Board of Governors of the Federal Reserve System. The applicable margin percentage is a percentage per annum equal to: (x) 3.00% for base rate loans and 4.25% for LIBO rate loans until the first business day after the administrative agent’s receipt of the Company’s consolidated financial statements for the quarter ending September 30, 2007; and (y) a percentage ranging from 2.50% to 3.00% for base rate loans and 3.75% to 4.25% for LIBO rate loans, in each case depending upon the leverage ratio of the Company as of the relevant date of determination, for the period thereafter. As of September 30, 2007, the applicable interest rate, including the margin percentage, was 10.75%.

Under the terms of the Senior Credit Facility, the Company is required to pay the administrative agent certain fees. In addition, the Company is required to pay a commitment fee of 50 basis points per annum on any unused commitments under the revolver.

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

Eligible receivables provide the principal collateral for the Senior Credit Facility, along with certain other tangible and intangible assets of the Company.

Subject to certain exceptions, the Senior Credit Facility requires mandatory prepayments of the term loan based on certain percentages of Excess Cash Flow (as defined therein) commencing 20 days after the completion of the audit of the annual financial statements for the year ending December 31, 2008. In addition, mandatory prepayments are required under the terms of the Senior Credit Facility based on the Net Available Proceeds (as defined therein) from asset sales and from the issuance of certain equity or debt securities, which includes the issuance of equity securities pursuant to this offering.

The Senior Credit Facility includes various events of default and contains certain restrictions on the operation of the business, including but not limited to covenants pertaining to minimum net worth, incurrence or existence of additional indebtedness and liens, and asset sales, as well as other customary covenants, representations and warranties, and events of default. As of September 30, 2007, the Company was in compliance with all financial covenants under the Senior Credit Facility.

5. Stockholders’ (Deficiency) Equity

On July 1, 2004, a five-for-one common stock split was effected. Shares of common stock issued prior to that date have been retroactively adjusted to reflect the five-for-one stock split.

On May 2, 2005, the par value of the common stock was changed from $.01 to $.001 when the Company was re-incorporated in the State of Delaware.

During April 2007, certain current and former members of the Company’s management exercised options to purchase common stock in the Company and concurrently sold those shares of common stock to Generation Members Fund II LP and Generation Capital Partners VRC LP. Although no obligation existed, in order to facilitate the flow of funds related to this transaction, the Company received payment for the shares to be purchased, withheld the exercise price for such shares and the applicable taxes, and distributed the net proceeds to the applicable selling stockholders, which effectively resulted in these stock option awards being settled for cash. The transaction was accounted for as a repurchase of equity awards under the provisions of SFAS No. 123R and FASB Staff Position FAS123(R)-6, Technical Corrections of FASB Statement No. 123(R). As such the cash transferred to repurchase these shares was recorded as common stock re-purchased and common stock re-issued in additional paid in capital in the Consolidated Statement of Changes in Stockholders’ (Deficiency) Equity.

The proceeds of the term loan, after the payment of fees and expenses incurred in connection with the Senior Credit Facility, together with cash on hand, were used to fund a one-time dividend of $3.00 per share that was declared by the Company’s Board of Directors on August 10, 2007. On September 5, 2007, the Company paid an aggregate of approximately $39.9 million in respect of the dividend to all of the Company’s stockholders of record as of August 29, 2007. Included in the aggregate dividend payment was approximately $2.7 million in accumulated dividends paid to the holders of the Company’s Series A Preferred Stock, approximately $10.9 million in participating dividends paid to the holders of the Company’s Series A Preferred Stock and approximately $26.3 million in dividends paid to the holders of the Company’s common stock.

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

6. Preferred Stock

On May 2, 2005, the Company closed on a sale of Series A Cumulative Redeemable Convertible Preferred Stock. Total proceeds from the sale were $13,600,000, including $217,600 assigned to the fair value of warrants to purchase common stock, and excluding $1,473,398 in issuance costs related to the sale.

Significant terms of this preferred stock are as follows:

•	Each share has the same voting rights as the number of common shares into which it is convertible;

•	The holders of the preferred stock have the right but not the obligation to participate proportionately in certain types of future financings;

•

Dividends accumulate on a daily basis at the rate of 8.0% per annum beginning on the date of issuance but are not required to be accrued unless declared by the Board of Directors. In conjunction with the dividend paid on September 5, 2007, the Board of Directors declared and paid dividends accumulated on the Series A Cumulative Redeemable Convertible Preferred Stock totaling $2,716,663. As of December 31, 2005, December 31, 2006 and September 30, 2007, $747,036, $1,941,823 and $152,858 respectively, of dividends had accumulated but had not yet been declared by the Company’s Board of Directors, or paid by the Company as of such respective dates;

•	The holders of the preferred stock have the right to participate in dividends with the common stockholders on an as converted basis;

•

Upon any liquidation, dissolution or winding up of the Company, the preferred stockholders are entitled to a liquidation preference payment equal to (i) the sum of the liquidation value ($3.75 per share) plus all declared and unpaid dividends, and (ii) 8.0% of the original issue price accrued annually from the date of issuance, less any dividends declared and paid. At December 31, 2005, December 31, 2006 and September 30, 2007, the liquidation value was $15,074,358, $17,415,330 and $16,544,378, respectively;

•	Each share is convertible, at the option of the holder, into one share of common stock (subject to adjustments for events of dilution);

•

Each preferred share shall be automatically converted into unregistered shares of the Company’s common stock without any Company action, thereby providing conversion of all preferred shares, upon the approval of a majority of the preferred stockholders or upon the completion of an underwritten public offering of the Company’s shares, pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, at an offering price (prior to underwriting commissions and expenses) of not less than $13.125 per share and of which the aggregate proceeds to the Company exceed $40,000,000, or a Qualified Public Offering. Upon conversion, each share of the preferred stock shall be converted into one share of common stock (subject to adjustment as defined in the preferred stock sale agreement), dividends will no longer accumulate, and previously accumulated, undeclared and unpaid dividends will not be payable by the Company;

•

In the event the holders of the Series A Cumulative Redeemable Convertible Preferred Stock elect to convert their preferred shares into shares of common stock, and those holders request that the Company register those shares of common stock, the Company is obligated to use its best efforts to effect a registration of the Company’s common shares. In the event that the common shares are not registered, the Company is not subject to financial penalties;

•	At any time subsequent to March 31, 2010, the holders of a majority of the preferred shares may require the Company to redeem all or any portion of the preferred shares in cash. The

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

price paid by the Company to redeem the shares would be the greater of (i) the sum of the liquidation value ($3.75 per share) plus all declared but unpaid dividends, and 8.0% of the original issue price accrued annually from the date of issuance, less any dividends paid, or (ii) the fair market value of the preferred stock; and

•

Pursuant to the terms of an investor rights agreement entered into with certain holders of the preferred stock and the holder of a warrant to purchase shares of the Company’s common stock, the Company has (i) agreed to effect up to two registered offerings upon request from the holders of at least 50% of the registrable stock then outstanding; (ii) agreed to effect up to one registered offering on Form S-3 per six month period upon request from the holders of at least 50% of the registrable stock; and (iii) granted incidental registration rights with respect to any registrable securities held by any party to the investor rights agreement.

In connection with the preparation of the Company’s financial statements as of December 31, 2005, December 31, 2006 and September 30, 2007, the Company’s management and / or Board of Directors established what it believes to be a fair market value of the Company’s Series A Preferred Stock. This determination was based on a variety of factors, including consideration of the Company’s most recent financial performance and future financial projections, consideration of the Company’s position in the industry relative to its competitors, consideration of external factors impacting the value of the Company in its marketplace, consideration of the stock volatility of comparable companies in its industry, general economic trends and the application of various valuation methodologies. The March 31, 2007 valuation was also impacted by an April 2007 sale of the Company’s common stock, by and between certain current and former members of the Company’s management, certain affiliated radiologists and Generation Members Fund II LP and its affiliate, Generation Capital Partners VRC LP. The September 30, 2007 valuation was also impacted by the establishment of the anticipated price range for shares of the Company’s common stock to be sold in the Company’s initial public offering. The totality of these factors provided information to and assisted the Company’s management and / or Board of Directors in its determination of the fair value of the Company’s Series A Preferred Stock, as of December 31, 2005, December 31, 2006 and September 30, 2007. Changes in the current market value of the Series A Cumulative Redeemable Convertible Preferred Stock are recorded in the consolidated statements of changes in stockholders’ (deficiency) equity as additional paid-in capital and accretion of Series A Cumulative Redeemable Convertible Preferred Stock and in the consolidated statements of operations as Series A Cumulative Redeemable Convertible Preferred Stock accretion.

Warrant

In conjunction with the Series A Cumulative Redeemable Convertible Preferred Stock sale, a warrant to purchase 72,533 shares of common stock (equal to 2% of the total preferred stock shares sold) was issued to the placement agent. The warrant had a five year life, expiring on May 2, 2010, and allowed the holder to purchase common stock of the Company at an exercise price of $0.01 per share. The fair value of the warrant was determined by the Company using the Black-Scholes model.

In June 2007, the placement agent exercised the warrant and purchased 72,533 shares of the Company’s common stock.

7. Stock Purchase Plan and Stock Option Plan

In January 2004, the Company’s Board of Directors adopted the Stock Purchase Plan. The Stock Purchase Plan allows certain officers, employees and affiliated independent contractor physicians the opportunity to purchase shares of the Company’s common stock at fair market value. Also, in January

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

2004, the Company’s Board of Directors adopted the Equity Incentive Plan (the “Plan”). The Plan provides for the issuance of incentive stock options to selected officers, employees and affiliated independent contractor physicians of the Company. The total number of options to purchase shares of the Company’s common stock authorized and reserved for issuance under the Plan is 4,000,000. The option exercise price is not less than the estimated fair market value of the Company’s common stock on the date of grant as determined by the Company’s Board of Directors. Options granted under the Plan have a maximum duration of ten years and vest in a manner as the Board of Directors in each instance approves, typically over five years with 60% vesting in the third year, 80% vesting in the fourth year and 100% vesting in the fifth year. On September 7, 2007, the Company’s Board of Directors amended and restated its Equity Incentive Plan, which will be effective upon the closing of the Company’s initial public offering. As of September 30, 2007, there were 1,860,641 options outstanding, which includes 140,000 options granted in May 2007 to members of the Company’s Board of Directors that were not issued pursuant to the Plan.

Stock option activity during the years ended December 31, 2004, 2005 and 2006, and during the nine months ended September 30, 2007, was as follows:

	Options		Weighted Average Exercise Price Per Share	Exercise Prices Per Share Ranging From
	Available for Grant	Outstanding
Balance at January 1, 2004	—	—
Plan adoption	4,000,000	—
Granted	(3,019,950)	3,019,950	$1.31	$1.00 – $2.00

Balance at December 31, 2004	980,050	3,019,950	1.31

Exercisable at December 31, 2004		1,096,804	1.00	1.00 – 1.00

Balance at January 1, 2005	980,050	3,019,950	$1.31
Granted	(393,250)	393,250	5.13	$3.75 – $5.50
Forfeited	29,910	(29,910)	2.46	2.00 – 5.50

Balance at December 31, 2005	616,710	3,383,290	1.74

Exercisable at December 31, 2005		1,500,092	1.00	1.00 – 1.00

Balance at January 1, 2006	616,710	3,383,290	$1.74
Granted	(139,000)	139,000	12.00	$12.00
Exercised	—	(80,000)	1.00	1.00
Forfeited	65,140	(65,140)	3.61	2.00 – 12.00

Balance at December 31, 2006	542,850	3,377,150	2.15

Exercisable at December 31, 2006		2,006,088	1.10	1.00 – 4.75

Balance at January 1, 2007	542,850	3,377,150	$2.15
Granted(1)(2)	(478,290)	618,290	12.28	$12.00 – $19.23
Exercised	—	(1,981,432)	1.18	1.00 – 12.00
Forfeited	153,367	(153,367)	3.15	1.00 – 12.00

Balance at September 30, 2007 (unaudited)	217,927	1,860,641	6.45

Exercisable at September 30, 2007		437,319	1.60

(1)	Includes 140,000 options granted in May 2007 to members of the Company’s Board of Directors that were not issued pursuant to the Plan.
(2)	Does not include the 484,650 options approved for grant by the Company’s Board of Directors in September 2007.

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

The following table summarizes information about stock options granted during the year ended December 31, 2006 and the nine months ended September 30, 2007:

Grant Date	Number of Shares Subject to Options	Exercise Price	Estimated Fair Value of Common Stock
March 30, 2006	106,000	$12.00	$11.02
April 18, 2006	8,000	12.00	11.02
July 1, 2006	25,000	12.00	11.92
April 12, 2007	208,000	12.00	12.00
May 9, 2007	186,650	12.00	12.00
May 29, 2007	200,000	12.00	12.00
June 20, 2007	23,640	19.23	19.23

On September 14, 2007, the Company’s Board of Directors approved the grant of an aggregate of 484,650 options to purchase shares of the Company’s common stock to certain officers, directors, employees and independent contractor physicians, which are to be granted on the earlier of the effective date of the Company’s registration statement on Form S-1 or December 31, 2007, with an exercise price equal to the then current fair value of the Company’s common stock.

The Company estimated the fair value of its common stock based on actual equity transactions, management judgment and conclusions of the Company’s Board of Directors. The exercise prices of all options were determined by the Company’s Board of Directors, based on the estimated fair value of the common stock on the date of grant.

The following table summarizes information about stock options outstanding as of December 31, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.00 - $2.00	2,873,400	7.0	$1.30	2,002,755	$1.09
3.75 - 5.50	368,200	5.7	5.11	3,333	4.75
12.00 - 12.00	135,550	6.3	12.00	—	—

	3,377,150	6.8	2.15	2,006,088	1.10

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

The following table summarizes information about stock options outstanding as of September 30, 2007:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding (1)	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.00 - $2.00	787,601	6.9	$1.76	435,719	$1.56
3.75 - 5.50	351,933	4.9	5.11	—	—
12.00 -12.00	697,467	8.2	12.00	1,600	12.00
19.23 -19.23	23,640	6.7	19.23	—	—

	1,860,641	7.0	6.45	437,319	1.60

(1)	Includes 140,000 options granted in May 2007 to members of the Company’s Board of Directors that were not issued pursuant to the Plan.

Stock-Based Compensation—Employees

For the years ended December 31, 2004, 2005 and 2006, and for the nine months ended September 30, 2006 and 2007, the Company issued 2,378,890, 124,500, 100,000,100,000 and 548,000 options, respectively, to certain employees and directors. In addition, on September 14, 2007, the Company’s Board of Directors approved the grant of an aggregate of 409,100 options to purchase shares of the Company’s common stock to certain officers, employees and directors, which are to be granted on the earlier of the effective date of the Company’s registration statement on Form S-1 or December 31, 2007 with an exercise price equal to the then current fair value of the Company’s common stock. The Company adopted the provisions of SFAS No. 123(R) effective January 1, 2006, and as a result did not record stock-based compensation expense related to these employee and director options for the years ended December 31, 2004 and 2005. The Company recorded $115,448, $49,392 and $408,499 for the year ended December 31, 2006, and the nine months ended September 30, 2006 and 2007, respectively, in stock-based compensation expense related to these employee and director options. Stock-based compensation expense related to employee and director options for the nine months ended September 30, 2007 included $119,608 in expense related to the options to purchase shares of the Company’s common stock approved by the Company’s Board of Directors on September 14, 2007.

The Company utilizes a Black-Scholes option pricing model to value stock options granted to employees, which is an acceptable model to estimate the fair value of stock options in accordance with SFAS No. 123R. The Black-Scholes model requires the use of a number of assumptions including volatility of the stock price, the weighted average risk-free interest rate, and the weighted average expected life of the options. The Company does not have a formal dividend program; therefore the dividend rate variable in the Black-Scholes model is zero.

The risk-free interest rate assumption is based upon observed interest rates on zero coupon U.S. Treasury bonds whose maturity period is appropriate for the term of the Company’s stock options and is calculated by using average monthly yield for the twelve months preceding the grant date.

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

The volatility assumption was calculated using volatility rates of companies in the Company’s industry sector.

The expected life of options granted to employees and directors represents the weighted average amount of time that those options are expected to remain outstanding based on the best estimates of the Company.

Stock-based compensation expense for employees and directors recognized in the Company’s consolidated statement of operations for the year ended December 31, 2006, and for the nine months ended September 30, 2006 and 2007, is based on options granted on or after January 1, 2006, that are ultimately expected to vest and has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Company’s forfeiture rates were estimated based on its historical experience. Prior to adoption of SFAS No. 123R, the Company accounted for forfeitures as they occurred for the purposes of its pro-forma disclosures required under SFAS No. 123, as disclosed in Note 2.

The weighted average fair value of options granted and the assumptions used in the Black-Scholes model for the years ended December 31, 2004, 2005 and 2006, and for the nine months ended September 30, 2006 and 2007, are set forth in the table below.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007 (1) (2)
				(Unaudited)	(Unaudited)

Weighted average fair value of options granted	$0.16	$0.18	$4.93	$5.28	$5.31
Dividend yield	None	None	None	None	None
Weighted average risk-free interest rate	4.25%	4.13%	4.92%	4.92%	5.03%
Weighted average expected volatility	—	—	49.05%	49.05%	38.10%
Weighted average expected life of options (in years)	3.3	5.0	4.5	5.0	3.7

(1)	Includes 140,000 options granted in May 2007 to members of the Company’s Board of Directors that were not issued pursuant to the Plan.

(2)	Does not include the 484,650 options approved for grant by the Company’s Board of Directors in September 2007.

SFAS No. 123R requires that the cash retained as a result of the tax deductibility of employee and director share-based awards be presented as a component of cash flows from financing activities in the consolidated statement of cash flows. No cash was received from stock option exercises as no employee stock options were exercised during the years ended December 31, 2004, 2005 or 2006. During the nine months ended September 30, 2007 the Company retained $3,565,514 as a result of the tax deductibility of employee and director share-based awards exercised during the period.

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

The following is a summary of the employee and director stock option activity for the twelve months ended December 31, 2006:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Term (in Years)	Aggregate Intrinsic Value
Outstanding, beginning of period	2,473,480	$1.35
Granted	100,000	12.00
Forfeited/cancelled	(26,640)	3.93

Outstanding, end of period	2,546,840	1.74	6.7	$29,335,381

Options vested and expected to vest, end of period	2,491,519	1.74	6.7	28,698,172

Options exercisable, end of period	1,853,076	1.04	6.6	22,637,615

The following is a summary of the employee and director stock option activity for the nine months ended September 30, 2007:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Term (in Years)	Aggregate Intrinsic Value
Outstanding, beginning of period	2,546,840	$1.74
Granted(1)	548,000	12.00
Exercised	(1,802,983)	1.09
Forfeited/cancelled	(99,730)	3.60

Outstanding, end of period	1,192,127	7.17	7.5	15,850,456

Options vested and expected to vest, end of period	1,133,008	7.28	7.5	15,064,415

Options exercisable, end of period	295,719	1.36	6.5	5,684,206

(1)	Includes 140,000 options granted in May 2007 to members of the Company’s Board of Directors that were not issued pursuant to the Plan.

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of common stock at September 30, 2007, and the exercise price, multiplied by the number of in-the-money options that would have been received by the option holders had all option holders exercised their options on September 30, 2007.

As of September 30, 2007, unrecognized stock-based compensation related to unvested employee options granted on or after January 1, 2006, was approximately $2.6 million, net of estimated forfeitures. These costs are to be recognized over a weighted average period of 39 months. Outstanding options to purchase shares granted during the year ended December 31, 2006 and the nine months ended September 30, 2007, expire in 2013 and 2014 respectively. No options expired during the year ended December 31, 2006 or during the nine months ended September 30, 2007.

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

Stock-Based Compensation—Physicians

For the years ended December 31, 2004, 2005 and 2006, and for the nine months ended September 30, 2006 and 2007, the Company issued 641,060, 268,750, 39,000, 39,000 and 70,290 options, respectively, to its affiliated radiologists, who are independent contractor physicians. In addition, on September 14, 2007, the Company’s Board of Directors approved the grant of an aggregate 75,550 options to purchase shares of the Company’s common stock to certain independent contractor physicians, which are to be granted on the earlier of the effective date of the Company’s registration statement on Form S-1 or December 31, 2007, with an exercise price equal to the then current fair value of the Company’s common stock. The Company recorded stock-based compensation expense related to these independent contractor physicians’ options of $154,222, $1,413,212 and $2,927,409 for the years ended December 31, 2004, 2005 and 2006, respectively. In addition, the Company recorded $2,761,699 and $2,928,173 for the nine months ended September 30, 2006 and 2007, respectively, in stock-based compensation expense related to these independent contractor physician options. Stock-based compensation expense related to independent contractor physician options for the nine months ended September 30, 2007 included $22,710 in expense related to the options to purchase shares of the Company’s common stock approved by the Company’s Board of Directors on September 14, 2007.

The following table represents the assumptions used in the independent contractor physician option valuation for the years ended December 31, 2004, 2005 and 2006, and for the nine months ended September 30, 2007.

	Year Ended December 31,			Nine Months Ended September 30, 2007
	2004	2005	2006

Weighted average risk-free interest rate	3.68%	4.40%	4.88%	4.90%
Dividend yield	None	None	None	None
Weighted average expected volatility	44.28%	37.28%	46.08%	47.2%
Weighted average expected life of options (in years)	4.05	3.37	2.47	1.57

During 2005, the Company also agreed to sell 120,000 shares of the Company’s common stock at $3.00 per share to an independent contractor physician. Under the terms of the agreement, the shares of common stock were not issued to the independent contractor physician until the shares were fully paid for in July 2006. For the years ended December 31, 2005 and 2006, the Company recorded independent contractor physician stock-based compensation related to these shares totaling $582,000 and $488,400, respectively, and $488,400 for the nine months ended September 30, 2006. There was no expense related to these shares for the nine months ended September 30, 2007.

8. Income Taxes

As previously noted, the Company consolidates its financial results under the provisions of FIN 46R. For income tax purposes, however, the Company is not considered a consolidated entity. As a result, VRC and each of the Affiliated Medical Practices file individual entity returns with the various applicable state and federal agencies, and the income and losses of the Affiliated Medical Practices do not result in a tax liability or benefit to VRC.

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

Deferred tax assets and liabilities for the periods presented consist of the following:

	December 31,
	2005	2006
Deferred tax asset
Non-controlling interest	$1,109,411	$1,925,672
Accrued compensation and employee benefits	58,432	163,960
Other, net	74,061	212,661
Net operating loss carryforwards	2,338	—

Total deferred tax asset before valuation allowance	1,244,242	2,302,293
Less valuation allowance	(1,035,470)	(1,925,672)

Total deferred tax asset	208,772	376,621

Deferred tax liability
Accelerated depreciation and amortization	176,599	388,180
Other, net	32,173	52,148

Total deferred tax liability	208,772	440,328

Net deferred tax (liability) asset	$—	$(63,707)

During 2006, the Company recorded a $1.9 million valuation allowance against its deferred tax assets due to uncertainties related to their utilization. The valuation allowances at December 31, 2005 and 2006 relate primarily to net losses of certain of the Affiliated Medical Practices recognized through consolidation in accordance with the provisions of FIN 46(R), which do not result in a tax benefit on a consolidated basis.

The following table shows components of income tax expense for the years ended December 31, 2004, 2005 and 2006.

	Year Ended December 31,
	2004	2005	2006
Current
Federal	$—	$25,867	$954,118
State	—	32,317	208,406

Total current	—	58,184	1,162,524

Deferred
Federal	—	—	49,915
State	—	—	13,792

Total deferred	—	—	63,707

	$—	$58,184	$1,226,231

A reconciliation of the Company’s effective income tax rate compared to the statutory federal income tax rate for the periods presented is as follows:

	Year Ended December 31,
	2004	2005	2006
Statutory, federal income tax rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	—	(0.6)	21.4
Valuation allowance	(33.8)	(35.9)	90.7
Other	(0.2)	(1.6)	29.8

Effective income tax rate	—%	(4.1)%	175.9%

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

As previously discussed, the Company consolidates its financial results in accordance with FIN 46(R). However, for income tax purposes, VRC is a single tax entity that is taxed as a corporation and is not included in a tax consolidated group with the Affiliated Medical Practices. As a result, tax losses of the Affiliated Medical Practices are not available to offset taxable income of VRC. The deferred tax assets from net operating losses generated by the Affiliated Medical Practices are evaluated for realization based on whether it is more likely than not that each individual Affiliated Medical Practice will generate sufficient future taxable income to utilize those losses. The difference in the consolidated group for financial statement purposes and tax purposes, combined with the valuation allowances established for deferred tax assets related to net operating loss carryforwards of certain of the Affiliated Medical Practices results in the Company having an effective tax rate of 175.9% in 2006.

At December 31, 2005, the Company had utilized all of its federal and state net operating loss carryforwards.

The 2005 federal income tax return of VRC recently underwent examination by the Internal Revenue Service (“IRS”). The IRS examination has now been closed and the results of this examination were not material.

9. Commitments and Contingencies

The Company leases office space and equipment under noncancellable operating leases with lease terms ranging from two to seven years through February 2011. For the years ended December 31, 2004, 2005 and 2006, total rent expense for the Company was $172,572, $607,263 and $729,174, respectively and $537,235 and $675,851 for the nine months ended September 30, 2006 and 2007, respectively.

As of September 30, 2007, future minimum lease commitments applicable to operating leases were as follows:

Three months ending December 31, 2007	$135,091
2008	579,601
2009	543,661
2010	322,793
2011	69,128
Thereafter	41,137

$1,691,411

As of September 30, 2007, the Company had no equipment leased under capital leases and as a result no future minimum lease payments under capital leases.

Litigation

The Company is involved in litigation in the normal course of business. After consultation with legal counsel, management estimates that as of December 31, 2005 and 2006, and as of September 30, 2007, these matters could be resolved without material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

Professional Malpractice Liability Insurance

The Company is exposed to various risks of loss related to litigation that may arise related to professional malpractice and maintains insurance for professional malpractice liabilities for coverage considered adequate by Company management. The Company’s claims-made policy provides coverage up to $2 million per incident, $4 million per physician and $20 million in total claims filed within the period of the policy term, subject to a $350,000 deductible. Coverage for affiliated independent contractor physicians is initiated when they begin providing services on behalf of the Company. The professional malpractice policy was renewed in October 23, 2007.

10. Employee Benefit Plans

The Company revised its 401(k) profit sharing plan (the “401(k) Plan”) effective January 1, 2007. The previous plan covered employees who had completed two months of service and had attained the age of 21. The current plan covers employees who have completed six months of service and does not include any age restriction. The 401(k) Plan allows each participant to contribute between 1% and 75% of their compensation, subject to current IRS limitations. The Company began matching a portion of the employee’s compensation, as defined by the 401(k) Plan, in October 2005 at which time participants were fully vested in matching contributions after two years of service. The revised plan allows participants to become fully vested in matching contributions immediately. For the years ended December 31, 2005 and 2006, the Company contributed $7,772 and $96,847, respectively, to the 401(k) Plan. For the nine months ended September 30, 2006 and 2007, the Company contributed $79,531 and $253,308, respectively, to the 401(k) Plan.

11. Related Party Transactions

In December 2004, the Company issued an aggregate of $1,000,000 of 10% Convertible Subordinated Promissory Notes to the four physician owners of VRP and certain of their family members. Each note was convertible into shares of the Company’s common stock at the rate of $2.00 per share. All of the 10% Convertible Subordinated Promissory Notes were subsequently converted to shares of the Company’s common stock, except for $50,000 that was repaid in full with interest in July 2005.

The Company previously retained the services of an information technology consulting firm to assist with the development and management of its information technology systems. This firm is owned by the brother of one of VRC’s directors. During the years ended December 31, 2005 and 2006, the Company paid this consulting firm $41,975 and $32,140, respectively, for consulting services. During the nine months ended September 30, 2006 and 2007, the Company paid this consulting firm $15,100 and zero dollars, respectively. The Company believes the costs of the services provided by this consulting firm are fair and at least as favorable as those that could be obtained through arm’s length negotiation between unrelated parties. In addition to these services, in November 2006 the Company engaged this consulting firm to assist in the Company’s search for a new Chief Technology Officer. On April 2, 2007 the owner of this consulting firm became the Chief Technology Officer of the Company. Pursuant to the terms of the Company’s agreement with this consulting firm, the Company incurred $75,000 for the services rendered by such firm in connection with the Company’s search for a new Chief Technology Officer, which is included in sales, general and administrative expenses for the nine months ended September 30, 2007.

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

The Company has entered into a non-exclusive, non-transferable license agreement for the use of certain image management software from a minority shareholder of the Company. For the years ended December 31, 2004, 2005 and 2006, the Company incurred licensing fees under this contract of $366,092, $572,683 and $749,751, respectively. During the nine months ended September 30, 2006 and 2007, the Company incurred licensing fees under this contract of $578,659 and $635,886, respectively.

The following table illustrates the revenues, expenses and cash flows that result from the management service agreements between the related parties described in Note 1.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)

VRC management fee revenue from VRP	$3,655,829	$15,050,067	$—	$—	$—
VRP management fee expense to VRC	3,655,829	15,050,067	—	—	—
VRP professional services revenue from VRC	—	—	16,181,883	9,718,543	17,581,046
VRC professional services expense to VRP	—	—	16,181,883	9,718,543	17,581,046
VRP professional services revenue from the Professional Corporations	—	—	15,076,477	8,097,207	18,417,547
Professional Corporations professional services expense to VRP	—	—	15,076,477	8,097,207	18,417,547
VRC management fee revenue from the Professional Corporations	—	—	11,067,727	7,259,361	14,214,112
Professional Corporations management fee expense to VRC	—	—	11,067,727	7,259,361	14,214,112
Cash paid for management fees by VRP to VRC	3,096,652	9,144,094	—	—	—
Cash paid for professional services by VRC to VRP	—	—	16,181,883	9,718,543	17,581,046
Cash paid for professional services by the Professional Corporations to VRP	—	—	15,076,477	8,097,207	18,417,547
Cash paid for management fees by the Professional Corporations to VRC	—	—	11,067,727	7,259,361	14,214,112

12. Earnings Per Share

The Company calculates earnings per share in accordance with EITF Issue No. 03-6 Participating Securities and the two-class method under FASB Statement No. 128 (“EITF Issue No. 03-6”). In calculating basic earnings per share, this method requires net income to be reduced by the amount of dividends declared in the current period for each class of stock and by the contractual amount of dividends or other participation payments that are paid or accumulated for the current period. Undistributed earnings for the period are allocated to participating securities based on the contractual participation rights of the security to share in those current earnings assuming all earnings for the period are distributed. The Company’s preferred stockholders have contractual participation rights on a converted basis that are equivalent to those of common stockholders. Therefore, the Company allocates undistributed earnings to preferred and common stockholders based on their respective ownership percentage, on a converted basis, as of the end of the period.

EITF Issue No. 03-6 also requires companies with participating securities to calculate diluted earnings per share using the if-converted method. This method requires net income to be adjusted by the amount of dividends declared or accumulated and by the accretion or decretion associated with

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

convertible securities, subject to the antidilution provisions of SFAS No. 128 Earnings per Share (“SFAS No. 128”). The if-converted method also requires the denominator to include the additional shares issued upon the assumed conversion of the convertible securities along with the additional share equivalents from the assumed conversion of stock options and warrants calculated using the treasury stock method, again subject to the antidilution provisions of SFAS No. 128. Prior period earnings per share amounts have been presented to comply with the provisions of EITF Issue No. 03-6.

The following table presents the computation of earnings per share:

	Year Ended December 31,						Nine Months Ended September 30,
	2004		2005		2006		2006		2007
							(Unaudited)		(Unaudited)
Basic and Diluted Earnings per Share (Two-class Method)
Net (loss) income	$(1,399,627)		$(1,464,636)		$(529,192)		$(1,819,581)		$2,166,381
Less:
Cash dividends paid:
Preferred	—		—		—		—		(13,596,664)

Series A Cumulative Redeemable Convertible Preferred Stock accretion	—		(28,181,078)		(11,436,694)		(18,281,121)		(25,068,426)

Undistributed loss	$(1,399,627)		$(29,645,714)		$(11,965,886)		$(20,100,702)		$(36,498,709)

Distributed Earnings per Share Basic and Diluted
Cash dividends paid to preferred stockholders	$—		$—		$—		$—		$13,596,664
Weighted average preferred shares outstanding	—		2,414,446		3,626,667		3,626,667		3,626,667

Distributed earnings per share—Preferred	$—		$—		$—		$—		$3.75

Cash dividends paid to common stockholders	$—		$—		$—		$—		$26,312,205
Weighted average common shares outstanding	5,659,432		6,254,207		6,640,358		6,617,436		7,436,445

Distributed earnings per share—Common	$—		$—		$—		$—		$3.54

Undistributed Earnings per Share Basic
Undistributed loss	$(1,396,627)		$(29,645,714)		$(11,965,886)		$(20,100,702)		$(36,498,709)
Preferred ownership on a converted basis	0%		35%		35%		35%		29%

Preferred stockholders interest in undistributed loss	$—	(a)	$—	(a)	$—	(a)	$—	(a)	$—	(a)

Weighted average preferred shares	—		2,414,446		3,626,667		3,626,667		3,626,667

Undistributed loss per share—Preferred	$—		$—		$—		$—		$—

Undistributed loss	$(1,399,627)		$(29,645,714)		$(11,965,886)		$(20,100,702)		$(36,498,709)
Common ownership	100%		65%		65%		65%		71%

Common stockholders interest in undistributed loss	$(1,399,627	)(a)	$(29,645,714	)(a)	$11,965,886	)(a)	$(20,100,702	)(a)	$(36,498,709	)(a)

Weighted average common shares outstanding—Basic	5,659,432		6,254,207		6,640,358		6,617,436		7,436,445

Total basic loss per share—Common	$(0.25)		$(4.74)		$(1.80)		$(3.04)		$(4.91)

VIRTUAL RADIOLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information Presented as of and for the Nine Months Ended

September 30, 2006 and 2007, is Unaudited)

	Year Ended December 31,						Nine Months Ended September 30,
	2004		2005		2006		2006		2007
							(Unaudited)		(Unaudited)

Diluted Earnings per Share (If-converted Method)

Net loss available to common stockholders	$(1,399,627)		$(29,645,714)		$(11,965,886)		$(20,100,702)		$(36,498,709)
Less: Series A Cumulative Redeemable Convertible Preferred Stock accretion	—	(b)	—	(b)	—	(b)	—	(b)	—	(b)

Net loss used in diluted earnings per share	$(1,399,627)		$(29,645,714)		$(11,965,886)		$(20,100,702)		$(36,498,709)

Weighted average common shares outstanding—Basic	5,659,432		6,254,207		6,640,358		6,617,436		7,436,445
Convertible preferred stock	—	(b)	—	(b)	—	(b)	—	(b)	—	(b)
Common share equivalents	—	(c)	—	(c)	—	(c)	—	(c)	—	(c)

Shares used to compute loss per common share—Diluted	5,659,432		6,254,207		6,640,358		6,617,436		7,436,445

Total diluted loss per share	$(0.25)		$(4.74)		$(1.80)		$(3.04)		$(4.91)

(a)	Preferred stockholders do not participate in any undistributed losses with common stockholders.
(b)	The impact of the assumed conversion of the Series A Preferred Stock has been excluded from the calculation of diluted earnings per share because the effect is anti-dilutive.
(c)	Common share equivalents are not included in the diluted earnings per common share calculation for these periods as they are anti-dilutive. Potential common shares totaled 3.0 million, 3.4 million and 3.4 million for the years ended December 31, 2004, 2005 and 2006, respectively, and 2.5 million and 0.9 million for the nine months ended September 30, 2006 and 2007, respectively.

Virtual Radiologic Corporation's Diagnostic Workflow

Medical Facility
Patient Radiology Study
Internet
Image File
Virtual Radiologic Corporation Data Center
PACS
Internet
Virtual Radiologic Corporation
Affiliated Radiologist
Transmitted Report
Virtual Radiologic Corporation
Call Center
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Images and accompanying patient demographic/historical information are encrypted and securely transmitted to Virtual Radiologic Corporation.	The images and relating patient data are routed to the workstations of Virtual Radiologic Corporation's U.S. board-certified affiliated radiologists with privileges at the hospitals.	The operations center helps facilitate communications between the physician at the hospital and Virtual Radiologic Corporation's U.S. board-certified affiliated radiologists.	The report is transmitted directly to the physician at the hospital to aid in patient diagnosis.

4,000,000 Shares

Virtual Radiologic Corporation

Common Stock

Goldman, Sachs & Co.

Merrill Lynch & Co.

William Blair & Company

        Through and including December 9, 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.